SMFG SUMITOMO MITSUI FINANCIAL GROUP

ANNUAL REPORT 2005

YEAR ENDED MARCH 31, 2005

SUMITOMO MITSUI FINANCIAL GROUP

SUMITOMO MITSUI BANKING CORPORATION

Our Mission

The Groupwide management philosophy is as follows:

- To provide optimum added value to our customers and together with them achieve growth
- To create sustainable shareholder value through business growth
- To provide a challenging and professionally rewarding work environment for our dedicated employees

Profile (as of March 31, 2005)

Company Name: Sumitomo Mitsui Financial Group, Inc.

Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan

Chairman of the Board: Masayuki Oku (Concurrent President at Sumitomo Mitsui Banking Corporation)

President: Teisuke Kitayama (Concurrent Chairman of the Board at Sumitomo Mitsui Banking Corporation)

Capital Stock: ¥1,352.6 billion

Business Description:
Management of the affairs of subsidiaries and relevant ancillary functions

Stock Exchange Listings:
Tokyo Stock Exchange (First Section)
Osaka Securities Exchange (First Section)
Nagoya Stock Exchange (First Section)

Shares Issued and Outstanding:

Ordinary Shares:	6,273,792	Type 4 Preference Shares (3rd series):	4,175	Type 4 Preference Shares (9th series):	4,175
Type 1 Preference Shares:	35,000	Type 4 Preference Shares (4th series):	4,175	Type 4 Preference Shares (10th series):	4,175
Type 2 Preference Shares:	100,000	Type 4 Preference Shares (5th series):	4,175	Type 4 Preference Shares (11th series):	4,175
Type 3 Preference Shares:	695,000	Type 4 Preference Shares (6th series):	4,175	Type 4 Preference Shares (12th series):	4,175
Type 4 Preference Shares (1st series):	4,175	Type 4 Preference Shares (7th series):	4,175	Type 4 Preference Shares (13th series):	107,087
Type 4 Preference Shares (2nd series):	4,175	Type 4 Preference Shares (8th series):	4,175	Type 6 Preference Shares (1st series):	70,001

Credit Ratings

Credit ratings for applicable companies within SMFG as of July 31, 2005 are as follows:

○ **Sumitomo Mitsui Banking Corporation**

	Long-term	Short-term
Moody's	A1	P–1
S&P	A	A–1
Fitch	A–	F1
R&I	A	a–1
JCR	A+	J–1+

● **Sumitomo Mitsui Card Company, Limited**

	Long-term	Short-term
JCR	A+	J–1+

○ **SMBC Leasing Company, Limited**

	Long-term	Short-term
JCR	A	J–1

CONTENTS

Foreword 1
President's Message 2
Group Companies 6
SMFG's Strengths and Challenges 12
Organizational Reforms at SMFG and SMBC 18
Business Overview 20
Financial Highlights 28
Financial Review 31
Asset Quality 39
Risk Management 45
Corporate Social Responsibility 53
Corporate Governance 54
Internal Audit System 55
Compliance 56
Environmental Preservation Initiatives 58
Social Contribution Activities 72
Human Resources 76
Financial Section and Corporate Data 79
SMFG Website 179

This material contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors. Important factors that might cause such a material difference include, but are not limited to, those economic conditions referred to in this material as assumptions.

In addition, the following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this material: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.

Sumitomo Mitsui Financial Group, Inc.
Public Relations Department
1-2, Yurakucho 1-chome, Chiyoda-ku,
Tokyo 100-0006, Japan
TEL: +81-3-5512-3411

Sumitomo Mitsui Banking Corporation
Public Relations Department
1-2, Yurakucho 1-chome, Chiyoda-ku,
Tokyo 100-0006, Japan
TEL: +81-3-3501-1111

August 2005

Printed on recycled paper

| Foreword |



We are pleased to present to you the Annual Report 2005, summarizing our activities and results in fiscal 2004 and our business policy for fiscal 2005 onward.

All of us at SMFG, the directors, officers and employees, will continue to make every effort to enhance our customers' trust and our shareholders' and the market's confidence in SMFG. We intend to achieve these goals by quickly and accurately providing new value that answers our customers' increasingly diversified and sophisticated needs, thereby leading to greater profitability that will further solidify our financial base.

We look forward to your continued support and encouragement as we move forward in the new stage of our development.

August 2005

Masayuki Oku
Chairman of the Board

Teisuke Kitayama
President

I would like to thank you for your continued interest in and support for the Sumitomo Mitsui Financial Group (SMFG). As the new president of SMFG, I would like to explain our policy for moving the company forward.

Fiscal 2004 Highlights:

Completion of intensive improvement in asset quality and acceleration of offensive in strategic businesses

Looking at the financial and economic environment in fiscal 2004, the U.S. economy stayed firm, supported by a strong household sector, and the Asian economies continued their growth track led by China. Meanwhile, the Japanese economic situation was mixed—corporate earnings and private capital investment gradually grew, but there were inventory adjustments in the IT-related sectors and exports started slowing down—and, overall, the pace of economic recovery was very slow.

In that environment, SMFG had set completing "the intensive improvement in asset quality" and enhancing profitability by "accelerating the offensive in strategic businesses" as the primary imperatives for fiscal 2004, and took a number of initiatives to achieve these goals.

To complete the intensive improvement in asset quality in order to ensure earnings recovery from fiscal 2005 onward, we took further financial measures both for our non-performing loans and securities portfolio. As a result, we regrettably posted a consolidated net loss of ¥234.2 billion, but were able to greatly reduce future risk factors. Meanwhile, to strengthen profitability, we accelerated our offensive in financial consulting for individuals, new-type unsecured loans to small and medium-sized enterprises (SMEs), investment banking business and other strategic businesses, thereby significantly boosting gross banking profits of the Consumer Banking Unit, Middle Market Banking Unit and other marketing units. In addition, we made advances in strategic alliances with other sectors' leading companies such as Daiwa Securities Group, Promise Co., Ltd. and NTT DoCoMo, Inc.

Hand in hand with further enhancing strategic businesses which are contributing significantly to our profit base as earnings drivers with competitive market advantages, we were able to steadily establish new businesses as future earnings drivers.

In fiscal 2004, we took measures to ensure earnings recovery from fiscal 2005 onward, and thus, we have now entered a new stage of development.

Fiscal 2003 - 2004

Period of Intensive Measures

■ **Intensive Improvement in Asset Quality**

- ✓ NPLs: Halve problem asset* ratio
- ✓ Stockholdings: Reduce to account for 50% or less of Tier I capital over medium term

*Non-performing loans as defined under the Financial Reconstruction Law

■ **Further Strengthening Profitability**

Results

- ✓ Halved problem asset balance and ratio
- ✓ Greater ability to handle future risks through further provisioning for possible loan losses
- ✓ Reduced stockholdings
- ✓ Took financial measures on securities portfolio

- ✓ Acceleration of Offensive in Strategic Businesses
  Significantly increased combined gross banking profit of marketing units
- ✓ Established and strengthened strategic businesses through advances in strategic alliances

Strengthened collaboration with Daiwa Securities Group	Launched new businesses with Promise	Entered into business alliance agreement with NTT DoCoMo

Took measures to ensure earnings recovery from fiscal 2005 onward

Entered a new stage of development

Business Environment:

Gradual economic recovery, intensifying competition in growth markets and advances in deregulation

Since the inception of SMBC four years ago, our business environment has been difficult to an unprecedented degree, but recently there have been signs of a gradual economic recovery and business activities, such as private capital investments, have been picking up slowly.

Looking at the sectors across the board, cross-sectional and cross-border competition in a wide range of growth markets is expected to intensify further. In the financial sector, besides the implementation of new rules such as Basel II, advances in deregulation are expected to lower business barriers, creating business opportunities but at the same time lowering obstacles for newcomers and intensifying competition.

Under such a business environment, in the Japanese financial industry, horizontal and vertical integration is expected to accelerate further in the same manner as in the U.S. and Europe, and alliances with companies in other sectors with potential synergy are expected to increase also.



Teisuke Kitayama
President

Business Mission:

Become a globally competitive top bank with the highest trust of our customers, our shareholders, the market and society

Our competitive edge derives from our four strengths of (a) solid business franchise in commercial banking, (b) spirit of innovation and transformation, (c) speed in making business profitable, and (d) high efficiency. Under the above business environment, in order to leverage our strengths, grasp the ever-changing needs of our customers and further grow our business, we reflected on what kind of organization we should be and the direction we should take.

The obvious answer was "to become a globally competitive top bank with the highest trust of our customers, our shareholders, the market and society." We will formulate and implement our business strategies guided by this mission.

We will, however, be flexible in our business management, adjusting strategies in light of current and future situations: continuously predict changes in business environment, establish hypotheses, and examine our businesses in view of the hypotheses.

Business Environment

- ✓ Very slow economic recovery
- ✓ Intensifying competition in growth markets
- ✓ Implementation of new rules such as Basel II
- ✓ Advances in deregulation

Underpinnings of Our Competitive Edge

- ✓ Solid business franchise in commercial banking
- ✓ Spirit of innovation and transformation
- ✓ Speed in making business profitable
- ✓ High efficiency

Become a globally competitive top bank with the highest trust of our customers, our shareholders, the market and society

Medium-Term Management Plan Targets

We have established a medium-term management plan, spanning the four years from fiscal 2005, to realize the mission. We will make every effort to achieve the following targets in fiscal 2008, the last year of the plan: on a consolidated basis, ROE of more than 15%, net income of more than ¥650 billion, and a capital ratio of about 11%, of which Tier I capital will account for about 7%. By achieving these targets, we hope to raise the market's evaluation of our profitability and growth potential and realize a market capitalization worthy of "the top bank" designation—more than ¥10 trillion.

Strengthening Group strategy to create new value

"Strengthening Group strategy in order to create new value" encompasses not just further boosting the profitability of existing businesses, but also establishing new business lines in order to enhance our business portfolio by challenging new risks, new regions, and new business areas and proactively forging strategic alliances.

We will also strengthen strategic businesses in focus areas on a group basis through strategic investment of resources and improvement in capital efficiency, and thereby achieve ¥1.5 trillion in consolidated net business profit in fiscal 2008.

Establishment of solid business base

We will establish a solid business base upon which above business developments will take place. Specifically, based on our Group's high top-line earnings power, we aim to expand our bottom-line profits by normalizing credit cost, and reinforce our financial base by strengthening our capital both qualitatively and quantitatively by building up retained earnings. Regarding the remaining ¥1.1 trillion in public funds, we will complete the foundation for repaying the amount completely in the three years to fiscal 2007.

Of course, hand in hand with developing businesses, we will further develop and evolve more effective compliance and internal audit systems in order to reinforce risk management, a prerequisite for taking new risks, and corporate governance for checking whether expanding businesses are suitable and that businesses are being conducted properly.

Strengthening Group Strategy to Create New Value

- Challenge new risks, new regions and new business areas
- Proactively forge strategic alliances

Establishing a Solid Business Base

- Build strong financial base
- Reinforce risk management
- Strengthen corporate governance

Medium-Term Management Plan Targets (Fiscal 2008)

Consolidated ROE of more than 15%

Consolidated net income of more than ¥650 billion

Capital ratio of about 11%, of which Tier I capital accounts for about 7%

Realize market capitalization of more than ¥10 trillion

Fiscal 2005 Business Policy:

Secure solid profit level in fiscal 2005; establish and strengthen new strategic businesses

During fiscal 2005, the first year of the medium-term management plan, we aim to secure a solid profit level. Specifically, we intend to achieve net income of ¥350 billion on a SMBC non-consolidated basis and ¥460 billion on a SMFG consolidated basis, through revenue growth based on proactive allocation of resources in the focus areas and normalization of credit cost.

Regarding non-performing loans, we are targeting to reduce outstanding balance of problem assets, nonperforming loans as defined under the Financial Reconstruction Law, to the ¥1 trillion level and ratio of problem assets to total assets to the 2% level as our targets.

As for "establishing and strengthening new strategic businesses," we will further reinforce the investment banking business, further develop the alliances with Promise and NTT DoCoMo, and seek various opportunities to form alliances that increase our corporate value regardless of which industries potential partners operate in.

In Closing

Amid intensifying competition, it is becoming increasingly difficult to maintain a competitive edge. Nevertheless, we intend to realize a sustainable increase in corporate value through speedy business development—a combination of enhancement of existing strategic businesses and establishment of new strategic business—based on our medium-and-long-term perspectives. We aim to meet the expectations of our customers, our shareholders, the market and society by steadily producing results.

Teisuke Kitayama
President
Sumitomo Mitsui Financial Group, Inc.

August 2005

Fiscal 2005 Plan

Secure solid profit level in the first year of the medium-term management plan

● Grow revenues through proactive investment of resources in focus areas

	Fiscal 2004 Results	Fiscal 2005 Plan
SMFG consolidated net income	– ¥234.2 billion	¥460.0 billion
SMBC non-consolidated net income	– ¥136.8 billion	¥350.0 billion

● Normalization of credit cost

	Fiscal 2004 Results	Fiscal 2005 Plan
SMBC non-consolidated credit cost	¥954.8 billion	¥300.0 billion
SMBC non-consolidated problem asset* balance (term end)	¥1.8 trillion	¥1 trillion level
SMBC non-consolidated problem asset ratio (term end)	3.3%	2% level

*Non-performing loans as defined under the Financial Reconstruction Law

Establish and strengthen new strategic businesses

● Further enhance investment banking business: Corporate revitalization, business restructuring, real estate finance
Further collaboration with Daiwa Securities SMBC

● Quickly establish new business lines: Make business with Promise profitable, early launching of business with NTT DoCoMo

● Accelerate alliance strategies

SMBC

SUMITOMO MITSUI BANKING CORPORATION

I am delighted to speak to you as the new president of Sumitomo Mitsui Banking Corporation (SMBC) and would like to take this opportunity to extend our sincerest thanks for your continued support.

> www.smbc.co.jp/global/



Company Name:	Sumitomo Mitsui Banking Corporation
Business Profile:	Banking
Establishment:	June 6, 1996
Head Office:	1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo
Employees:	21,020 (as of March 31, 2005)

Network: (as of June 30, 2005)

Domestic:	1,392 locations*
Branches	472
(including 28 specialized deposit account branches)	
Subbranches	136
Offices handling nonbanking business	16
Automated service centers	768
Overseas:	35 locations
Branches	17
Subbranches	3
Representative offices	15

*Excluding the number of ATMs installed at corporate client facilities and convenience stores

Business Environment

The Japanese financial industry has resolved the non-performing loan problem and significantly reduced cross-shareholdings, two issues that have plagued the industry for many years. In other words, the intensive improvement in asset quality has been accomplished, and the banks are now shifting their focus from dealing with the past to creating the future. Meanwhile, deregulation has steadily advanced, increasing not only business opportunities but also competition with global competitors and companies from other industries.

Fiscal 2004 Earnings Results

In fiscal 2004, we took further steps to reinforce our financial base in order to ensure an earnings recovery from fiscal 2005 onward, including posting credit cost of more than ¥950 billion and taking further financial measures on our securities portfolio, resulting in a net loss. However, we reduced the balance of problem assets (nonperforming loans as defined under the Financial Reconstruction Law) at the end of March 2005 by about ¥1 trillion compared to a year earlier, to ¥1.8246 trillion, for a problem asset ratio of 3.3%, thereby over-achieving the target of halving the level at the end of March 2002.

Meanwhile, though the profit from ALM operations declined, we continued our efforts to improve customer service in consulting business for individuals, new-type unsecured loans to SMEs and investment banking business, and thus, significantly increased the combined gross banking profit of the Consumer Banking Unit, Middle Market Unit and other marketing units.

Fiscal 2005 Business Policy

We were early in focusing on consulting business for individuals and a new type of unsecured loans to SMEs and have gained a competitive edge in these businesses. We will continue to enhance customer

service in these strategic businesses in order to grow profit qualitatively as well as quantitatively. Moreover, the normalization of credit cost will lead to growth in bottom-line profit.

For example, we will enhance the consulting business for individuals by increasing the number of SMBC Consulting Plazas to 65 and boosting the number and ability of consultants. In new-type unsecured loans to SMEs, we have applied the know-how we have gained from *Business Select Loan* to launch a new loan product aimed at larger enterprises in April of this year. We will continue to proactively take steps to meet the funding needs of a wider range of customers.

Forged cash cards, and other crimes using bank accounts, ATMs, and various types of cards, are becoming a social problem. In February of this year, we started issuing IC cash cards, which are difficult to skim data from, to increase card security. We have also developed and evolved our information management framework to better comply with the Personal Information Protection Law. We will continue to strive to enhance the financial security of our customers.

Management Mission

The future that we face will be an age of increasing complexity and rapid changes, but our mission is and will remain "becoming a globally competitive top bank with the highest trust of our customers, our shareholders, the market and society." There are many issues to be addressed, but our primary focus is "the customer first on all points." Everyone at SMBC, the directors, officers and employees, will face the challenge of making SMBC into a bank that quickly and accurately provides and executes solutions that answer various customer needs with courage and determination.



Masayuki Oku
President

Business Profile

- Deposit taking
- Lending
- Securities retail sales and trading
- Securities investment
- Fund transfer
- Foreign exchange
- Insourcing of financial futures transactions
- Corporate bond trustee and custody services
- Trust bank business (money claim trustee services related to asset securitization business)
- Investment trust sales
- Securities intermediary business
- Retail sales of insurance products

■ Consolidated

	Billions of yen		
Year ended March 31	2005	2004	2003
For the Year:			
Operating income	¥ 2,691.3	¥ 2,717.0	¥ 3,549.9
Operating profit (loss)	(99.7)	282.1	(467.5)
Net income (loss)	(278.9)	301.6	(429.3)
At Year-End:			
Net assets	¥ 2,633.9	¥ 2,722.1	¥ 2,142.5
Total assets	97,478.3	99,843.2	102,394.6

Strength as a Group

SMFG's wholly-owned subsidiaries—SMBC, Sumitomo Mitsui Card, SMBC Leasing, and The Japan Research Institute—rank among the top companies in their fields. In addition to strengthening each subsidiary's business, we have been promoting collaboration among these companies to enhance Group profitability.

SMFG SUMITOMO MITSUI FINANCIAL GROUP



SUMITOMO MITSUI CARD COMPANY



- No. 2 in number of cardholders among bank-affiliated credit card companies
- In the process of developing strategies to strengthen credit card and consumer finance businesses

SUMITOMO MITSUI BANKING CORPORATION
SMBC

- Consumer Banking Unit
- Middle Market Banking Unit
- Investment Banking Unit
- Corporate Banking Unit
- Treasury Unit
- International Banking Unit

SMBC LEASING COMPANY



- No. 1 in total assets among bank-affiliated leasing companies
- Actively collaborating with SMBC to offer leasing products such as *Select Lease* to SMEs

The Japan Research Institute



- One of the leading think-tanks in Japan
- The core IT specialist within the Group, supporting SMFG's business strategy

SUMITOMO MITSUI CARD COMPANY, LIMITED

As the pioneer in the issuance of the Visa Card in Japan and a leader in the domestic credit card industry, Sumitomo Mitsui Card Company, Limited enjoys the strong support of its many customers.

It also plays a major role as one of the strategic businesses of SMFG. Leveraging its strong brand image and its excellent capabilities across a wide range of card-related services, the company meets customers' credit needs through the provision of settlement and financing services.

Sumitomo Mitsui Card's core priority is to provide customers with the most convenient and user-friendly card services, thereby becoming the card provider of choice.



Michiyoshi Kuriyama
President

▶ **www.smbc-card.com**



Ypass

★Currently available in Japanese only

Company Name:	Sumitomo Mitsui Card Company, Limited
Business Profile:	Credit card services
Establishment:	December 26, 1967
Head Office:	
Tokyo Head Office:	5-2-10, Shimbashi, Minato-ku, Tokyo
Osaka Head Office:	4-5-15, Imahashi, Chuo-ku, Osaka
Employees:	1,696 (as of March 31, 2005)

Business Profile:

- Credit card services
  Shopping services for cardholders; settling accounts with affiliated merchants
- Credit finance
  Loans to cardholders; cashing services; revolving/installment payments; loan guarantee business
- Sales promotion
  Issuance of gift certificates; other services for cardholders and affiliated merchants
- Ancillary businesses
  Payment collection agency services; operational service provider (card issuance, invoicing cardholders, settlement of accounts of other cards)

	Billions of yen		
Year ended March 31	2005	2004	2003
For the Year:			
Revenues from credit card operations	¥3,598.7	¥3,258.4	¥3,035.5
Operating revenue	132.1	126.3	122.1
Operating profit	23.1	18.5	16.0
At Year-End:			
Number of cardholders (in thousands)	13,462	12,758	12,118
Number of merchant outlets (in thousands)	3,089	2,892	2,699

SMBC LEASING COMPANY, LIMITED

SMBC Leasing Company, Limited, and its subsidiaries specialize in providing tailor-made solutions for corporate customers' large-scale capital investment needs. The company and its subsidiaries combine a broad spectrum of leasing products such as energy-saving equipment, commercial real estate properties (shops, factories and warehouses), overseas facilities for Japanese companies expanding abroad, and all types of medical equipment for clinics. In addition, we provide online leasing services, including support for the sales activities of manufacturers and dealers.

SMBC Leasing offers the "*Select Lease*" service, which is designed to enable a prompt response to the needs of small and medium-sized businesses. The company and its subsidiaries also lease motor vehicles (for personal as well as commercial use), measuring instruments, PCs, and other IT equipment.

In May 2005 we established the subsidiary SMLC Trust Company, Limited to engage in the trust business. This is the first instance in which the subsidiary of a company that is not a financial institution has entered the trust business. By effectively employing trust business models, we hope to bring new dynamism to lease syndication transactions while further enhancing our lineup of services.



Youhei Shiraga
President

www.smbcleasing.co.jp


三井住友銀リース

★Currently in Japanese only

Company Name:	SMBC Leasing Company,Limited
Business Profile:	Leasing
Establishment:	September 2, 1968
Head Office:	
Tokyo Head Office:	3-9-4, Nishishimbashi, Minato-ku, Tokyo
Osaka Head Office:	3-10-19, Minamisenba, Chuo-ku, Osaka
Employees:	922 (as of March 31, 2005)

Business Profile:

- Corporate leasing
  Leasing to meet companies' domestic and overseas capital investment needs
- Real estate leasing
  Leasing services that enable owners of commercial real estate such as office buildings and warehouses to more effectively utilize their assets
- Sales-type leasing and product leasing
  Leasing sales promotion tools for manufacturers and dealers
- Internet leasing
  Effective leasing over the Internet
- *Select Lease*
  Speedy leasing to small and medium-sized businesses
- Leasing of eco-friendly equipment
  Leasing in collaboration with companies providing energy conservation services
- Car leasing
  Car leasing through SMBC Auto Leasing Company, Limited
- Rental business
  Renting personal computers and other IT equipment

	Billions of yen		
Year ended March 31	2005	2004	2003
Revenues from leasing operations	¥580.0	¥555.7	¥466.4
Operating revenue	589.1	553.0	515.0
Operating profit	28.0	23.2	20.4

The Japan Research Institute, Limited

The Japan Research Institute, Limited (JRI) is a "knowledge engineering" company that offers comprehensive high value-added services, effectively combining the three functions of information systems integrator, consultant, and think-tank.

Targeting customers in a wide range of sectors, JRI offers consulting services focusing on management innovation and IT-related issues. It also provides services such as the design and development of strategic information systems, as well as outsourcing. In addition, JRI conducts research and analysis of both domestic and overseas economies, formulates policy recommendations, and assists in the incubation of new businesses.



Shunichi Okuyama
President

www.jri.co.jp/english/


日本総研
TOP
System Integration
Think Tank
Consulting

Business Profile:

- Computer systems development and information processing service
  Design and development of information systems; outsourcing services
- Consulting business
  Consulting in the fields of management innovation and information technology
- Think-tank services
  Economic analyses and strategy design; new business incubation

Company Name:	The Japan Research Institute, Limited
Business Profile:	Systems engineering, data processing, and management consulting and economic research
Establishment:	November 1, 2002
Head Office:	
Tokyo Head Office:	16, Ichibancho, Chiyoda-ku, Tokyo
Osaka Head Office:	1-5-8, Shimmachi, Nishi-ku, Osaka
Employees:	2,962 (as of March 31, 2005)

	Billions of yen		
Year ended March 31	2005	2004	2003
Operating revenue	¥111.2	¥105.1	¥70.2
Operating profit	6.3	7.6	7.6

SMFG's Strengths and Challenges

Below, we provide a brief explanation of the strengths of SMFG, and of SMBC in particular, as well as the challenges we currently face in our drive to raise our corporate value.

SMFG's Strengths

Speed, Efficiency, and Profitability (SMBC)

Speed in Making Businesses Profitable (page 13)
High Efficiency (page 14)
Strength in Profitability (page 15)

Businesses Established as Earnings Drivers (SMBC)

Consulting for Individual Customers (pages 20-21)
Unsecured Loans to midsized companies and SMEs (pages 22-23)
Investment Banking (page 25)



Strength as a Group

Collaboration between Strong Group Companies (pages 8-11)
Alliances with Leading Companies (page 16)
Alliance with the Daiwa Securities Group (page 16)
Alliance with Promise (page 17)
Alliance with NTT DoCoMo (page 17)

SMFG's Challenges

Nurturing New Earnings Drivers

Consumer Finance Business (pages 17, 20-21)
Securities Intermediary Business (pages 20-25)
Businesses in Asia, particularly China (SMBC, page 26)

Initiatives to Improve Asset Quality (SMBC, pages 39-44)

Speed, Efficiency, and Profitability (SMBC)

Speed in Making Businesses Profitable

SMBC is working to accelerate the growth of numerous businesses into key earnings drivers, thereby creating one of the best business portfolios among Japanese banks.

Many of SMBC's businesses are growing—now generating an annual gross profit of between ¥20 billion and ¥30 billion. These businesses include financial consulting for individuals (primarily sales of investment trusts and pension-type insurance products), new-type unsecured loans (the *Business Select Loan*) to small and medium-sized enterprises (SMEs), and the investment banking business (loan syndication, securitization of monetary claims and structured finance).



Investment Trust
(Commissions)
(¥ billion)
30
25
20
15
10
5
0
FY2002
FY2003
FY2004



Pension-type insurance
(Commissions)
(¥ billion)
30
25
20
15
10
5
0
FY2002
FY2003
FY2004



Business Select Loan
(Interest income)
(¥ billion)
30
25
20
15
10
5
0
FY2002
FY2003
FY2004



Loan syndication
(Commissions)
(¥ billion)
50
40
30
20
10
0
FY2002
FY2003
FY2004



Securitization of monetary claims
(Commissions)
(¥ billion)
30
25
20
15
10
5
0
FY2002
FY2003
FY2004



Structured finance
(Commissions)
(¥ billion)
30
25
20
15
10
5
0
FY2002
FY2003
FY2004

High Efficiency

To enhance the value of our products and services targeting individual and corporate customers, and to more precisely meet their specific needs, SMBC has made its investment priority the expansion of specialized marketing channels in strategic business areas, such as financial consulting for individuals and new-type unsecured loans to SMEs.

At the same time, we were able to substantially curb expenses by integrating overlapping marketing territories and streamlining the workforce. As a result, SMBC's expense ratio, an important indicator of efficiency, is less than 40%. This shows a high level of efficiency, not only by domestic standards but also by global standards.

Expenses and expense ratio



Expenses (Billions of yen)
Expense ratio (expenses/gross profit)
Merger (SMBC)
808.6
778.9
727.6
700.1
670.1
647.0
584.0
582.4
56.1%
53.7%
50.7%
46.6%
36.2%
36.7%
36.9%
38.2%
FY1997
FY1998
FY1999
FY2000
FY2001
FY2002
FY2003
FY2004

Number of domestic branches*

*Excluding sub-branches, agencies, etc.



Merger (SMBC)
735
696
653
578
564
437
435
425
March 31 1998
March 31 1999
March 31 2000
March 31 2001
March 31 2002
March 31 2003
March 31 2004
March 31 2005

Number of employees



Merger (SMBC)
32,531
31,325
29,298
27,142
25,027
24,024
22,348
21,020
March 31 1998
March 31 1999
March 31 2000
March 31 2001
March 31 2002
March 31 2003
March 31 2004
March 31 2005

Strength in Profitability

SMBC was the only Japanese bank to achieve more than ¥1 trillion in banking profit—the fundamental indicator of a bank's profitability—for three consecutive years up to fiscal 2003. (This figure is before provisions to the general reserve for possible loan losses.) In fiscal 2004, SMBC's banking profit was approximately ¥940 billion, which was the best result among Japanese banks.

Banking profit comprises the profits of marketing units (the Consumer Banking, Middle Market Banking, Corporate Banking, and International Banking Units) and the Treasury Unit. Interest income from lending and deposit-taking and fee income from various businesses make up the marketing units' profits. Activities such as ALM operations to control interest rate risk, etc., and trading operations generate the Treasury Unit's profits. The main factor behind the year-on-year decline in SMBC's banking profit was a decrease in the Treasury Unit's profit, which had been high from ALM operations amid falling domestic and overseas interest rates. On the other hand, the marketing units' profits have continued to grow, and their contribution to total banking profit has been rising steadily. Thus, SMBC not only achieved the highest banking profit among Japanese banks, it has also created a stable earnings base that shows a resilient response to fluctuations in interest rates and other capital market trends.

Moreover, SMBC is establishing an earnings base that is not wholly dependent on interest income derived from lending and deposit-taking, as non-interest income has been growing steadily. This is mainly due to the increase in fee income generated by providing optimal solutions that meet customers' needs in businesses such as financial consulting for individuals and the investment banking business.



Banking profit*
(Billions of yen)
Marketing units' contribution to total banking profit
1,186.5
1,113.6
72.2%
86.2%
950.0
(plan)
1,000.1
940.5
48.2%
54.3%
FY2001
FY2002
FY2003
FY2004
FY2005

* Before provisions to general reserve for possible loan losses



Increase in non-interest income*
(Billions of yen)
501.5
Percentage of non-interest income to Gross Banking Profit
398.6
351.6
32.9%
271.0
20.0%
25.2%
14.5%
FY2001
FY2002
FY2003
FY2004

* Non-interest income: Fees and commissions, income related to sales of derivative products, etc.

Alliances with Leading Companies

SMFG has been enhancing group profitability through full-scale alliances with the Daiwa Securities Group, Promise Co., Ltd., and NTT DoCoMo, Inc., leading companies in the securities, consumer finance, and mobile phone businesses.

We believe the keys to successful alliances are to efficiently utilize expertise, optimally leverage business franchises, and speedily make the business profitable. SMFG's alliances are with leading companies, and are aimed at fully utilizing SMBC's customer base and marketing channels as well as its proven strength in speedily bringing new ventures to the point of commercial profitability.

Keys to success	=	Expertise	+	Business franchise	+	Speedily make businesses profitable
		Form alliances with leading companies		Mutually share customer bases & marketing channels		



Daiwa Securities Group
SMFG
PROMISE
NTT DoCoMo

Alliance with the Daiwa Securities Group

The alliance between SMFG and the Daiwa Securities Group is the only full-scale alliance between a megabank and a major securities company in Japan. Through this collaboration, the two sides have created a framework enabling them to meet the diverse financing needs of corporate customers.

Daiwa Securities SMBC—a wholesale securities company jointly established by SMFG and Daiwa Securities Group, Inc.—started business in April 1999. Over the intervening six years, the two groups have created a solid framework of collaboration through initiatives such as active exchange of personnel and organizational restructuring. Daiwa Securities SMBC enjoys top-level market shares in Japan in its core businesses—particularly the underwriting of stocks and bonds—and the earnings of Daiwa Securities SMBC achieved through this collaboration have been increasing at a steady pace.

SMBC and Daiwa Securities SMBC continue to seek ways to further strengthen their alliance. For example, in December 2004, SMBC began securities intermediary operations for corporate clients on behalf of Daiwa Securities SMBC. We also reached a basic agreement on collaboration in the private equity investment business in February 2005.

● SMBC's collaboration with Daiwa Securities SMBC



Meeting customers' varied financing needs
Debt finance
Asset-backed finance
Equity finance
Expertise
SMBC's Investment Banking Unit
Collaboration, exchanges of personnel
Daiwa Securities SMBC
Business franchise
SMBC's marketing channels and sales force
SMBC's customer base

Earnings through collaboration with Daiwa Securities SMBC*



(¥ billion)
50
40
30
20
10
0
Fiscal 2001
Fiscal 2002
Fiscal 2003
Fiscal 2004

*Earnings of SMBC and Daiwa Securities SMBC through collaboration

Alliance with Promise

SMFG and Promise signed a strategic alliance agreement in June 2004, and a business alliance contract in September 2004. In April 2005, the partners launched three types of consumer loans, provided at different interest rates. These loan products are being offered by SMBC, At-Loan (an SMBC-Promise joint venture) and Promise. We aim to achieve a loan balance of approximately ¥500 billion* in three years. By leveraging SMBC's marketing channels and customer base and Promise's expertise and know-how, SMFG aims to create new demand and secure the No. 1 position in Japan's consumer finance market.



Interest rate
8%
12%
15%
18%
25.55%
Channel
ACMs (Automatic Contract Machines): 490
Telephone, Internet
Provision of loans
SMBC
At–Loan (Joint venture)
Promise
Marketing
Promise's expertise in marketing
Guarantee, collection
Credit monitoring
Promise's expertise in credit monitoring and collection
Target loan balance after 3 years
¥500 billion

*Total for SMBC, At-Loan and Promise

Alliance with NTT DoCoMo

In April 2005, SMFG, SMBC and Sumitomo Mitsui Card agreed to form capital and business alliances with NTT DoCoMo, centered on a new credit-payment service utilizing DoCoMo "Mobile Wallet" phones. Sumitomo Mitsui Card and NTT DoCoMo implemented a capital alliance in July 2005.

We aim to create a new credit card market using mobile phones by providing new services leveraging both groups' know-how, brands and customer bases.



SUMITOMO MITSUI CARD
Capital alliance
(SMFG acquired 34% of common shares)
NTT DoCoMo
Business alliance
Expertise in credit card business
Network of member retail shops
ATM network
Mobile-wallet handset technology
Customer base
(Registered mobile phones: 49 million*)
SMBC
Business alliance
Launch a new credit brand and develop a new credit-payment platform
Offer new credit-payment service

*As of May 31, 2005

Organizational Reforms at SMFG and SMBC

SMFG and SMBC both implemented organizational reforms during the term under review. The major reforms are as follows (for more details, refer to pages 167, 170, and 171):

Organizational Reforms at SMFG

(1) Consolidating Management of the Group

SMFG has established a new department—the Consumer Business Planning Department—to manage the Group's credit card and consumer finance businesses, one of its key strategic domains, with the aim of more swiftly consolidating Group management.

The new department will supervise consumer finance operations at SMBC and the five group companies engaged in this field, i.e. Sumitomo Mitsui Card Company, Limited (SMCC), Promise Co., Ltd., At-Loan Co., Ltd., Sakura Card Co., Ltd., and QUOQ Inc., and establish consistent, Groupwide strategies in the consumer finance business.

(2) Placing Greater Priority on Corporate Social Responsibility (CSR)

SMFG has established the Group CSR Committee, chaired by the director responsible for the Corporate Planning Department, to ensure a stronger emphasis on corporate social responsibility within the Group. The Group Environmental Committee was dissolved, with its functions taken over by the new Group CSR Committee. The committee's members are drawn from SMFG, SMBC, SMCC, SMBC Leasing Company, and The Japan Research Institute, and they will proactively take a wide range of measures to fulfill the Group's social responsibilities. (Please refer to page 53 for details.)

(3) Ensuring Fuller Disclosure

SMFG has established a Disclosure Committee, chaired by the director responsible for the Financial Accounting Department, to oversee the public disclosure of information about the Group and ensure that the appropriate information is disclosed in a timely manner. The committee discusses the appropriateness of the contents of proposed disclosures, the effectiveness of the Group's internal information control systems, and devises improvements where deemed necessary.

Organizational Reforms at SMBC

1. Restructuring Our Business Base

(1) Transition to new structure for managing branches

SMBC will reorganize its domestic branches under the "New Structure for Managing Branches" (NSMB) framework in order to further improve customer services and accelerate business development.

Under the NSMB framework, each domestic branch will be divided into a "branch" and a "service office." Branches specialize in business promotion targeting individuals, while service offices focus on raising the efficiency of back-office operations in order to improve customer satisfaction, establish advanced compliance and operations management systems.

The Shinjuku Branch Service Office and the Nagoya Branch Service Office were newly created within the Shinjuku Branch and Nagoya Branch, and other domestic branches will successively switch to the NSMB framework. The transition of all domestic branches will be completed by the end of fiscal 2006.

The service offices will belong to the Corporate Services Unit. SMBC has also established "Business Service Offices" in Branches, "Main Service Offices" in Corporate Business Offices, and "Public Institutions Operations Offices" in the Corporate Services Unit will be responsible for handling public money.

In addition to the above, the following revisions were implemented:

- The Operations & Administration Dept. and the Branch Operations Dept. were dissolved, while an Operations Support Dept. was newly established within the Operations Planning Dept. Operations planning and support functions were reorganized and centralized into the Operations Planning Dept. and the Operations Support Dept.
- As a marketing channel of the International Banking Unit, a Treasury Dept. was established within the Europe Division to centralize the currently decentralized treasury functions in the Europe Division.
- The Legal Dept. and Customer Relations Dept., within the General Affairs Dept. of the Corporate Staff Unit, were transferred to the Corporate Services Unit.

(2) Dissolution of Asset Restructuring Unit

Since its establishment in December 2002, the Asset Restructuring Unit (ARU) has concentrated on corporate revitalization and business restructuring of SMBC borrowers. As a result, SMBC achieved the target of halving the non-performing loan ratio at the end of the first half of fiscal 2004 and strengthened its financial base, thereby becoming better prepared for future risks. Having resolved its non-performing loan problem, SMBC dissolved the ARU (effective March 31, 2005).

The expertise of the ARU has been passed on to other units, enhancing the bank's ability to establish new business lines related to corporate revitalization and business restructuring,

among other areas. The ARU's fund investment function is being undertaken by the Investment Development Department, a new department established within the Investment Banking Unit to expand SMBC's investment activities in corporate revival funds and private equity funds.

Along with the dissolution of the ARU, the Tokyo Corporate Business Office, the Osaka Corporate Business Office, and the Credit Dept. III have been newly established within the Middle Market Banking Unit. Within the Corporate Banking Unit, the Tokyo Corporate Banking Dept. VIII and the Credit Dept. II were newly established. The ARU's Credit Administration Dept., responsible mainly for disposal of problem assets such as loans to potentially bankrupt borrowers, was transferred to the Corporate Services Unit.

(3) Dissolution of Community Banking Unit

SMBC established the Community Banking Unit (CBU) in March 2003, when it merged with the former Wakashio Bank. The CBU took over Wakashio Bank's branches and related business promotion and management functions. Since then, the CBU has been working to strengthen business with small and medium-sized enterprises and individuals by combining Wakashio Bank's community-focused approach (which emphasizes the cultivation of ties with the local community and the extension of services with the personal touch) with SMBC's high capability to provide sophisticated financial products.

As considerable progress has been made in integrating these business models, the CBU was dissolved in order to further accelerate the integration and enable SMBC to improve customer services.

Various functions of the CBU will be integrated into other business units, mainly into the Consumer Banking Unit and the Middle Market Banking Unit.

The Administrative Services Dept. for Community Banking, the Internal Audit Dept. for Community Banking, and the Credit Review Dept. for Community Banking were also dissolved.

2. Accelerating expansion into new lines of business

(1) Reinforcing the investment banking business

a. The scale of business in the Securitization & Syndication Dept. has been growing. To make the organization more efficient and to clarify its missions, the functions of this department were transferred to two new departments—the Syndication Dept. (in charge of syndication) and the Asset Finance Dept. (in charge of securitization)—and the Securitization & Syndication Dept. was dissolved.

b. In view of the expansion of the real estate finance business, which formerly was managed by the Structured Finance Dept., a new department was established (the Real Estate Finance Dept.) to intensively promote the real estate finance business.

c. An R&D Dept. was newly established in the Planning Dept. of the Investment Banking Unit to strengthen development of new services and products.

(2) Bolstering settlements-related business

The settlements clearing business, which formerly had been managed by the Operations Planning Dept., was integrated into the Global Investors Services Dept., which is in charge of securities processing services such as custody services, in order to centralize the currently decentralized functions of securities processing and settlements-related business.

The Mass Marketing Dept. was renamed the Mass Retail Dept., and the Consumer Finance Dept., the Card Loan Dept.

3. Preparing for implementation of New Basel Capital Accord (Basel II)

(1) Enhancement of operational risk management

An Operational Risk Management Dept. was newly established within the General Affairs Dept. to improve the effectiveness of operational risk management in advance of the implementation of the New Basel Capital Accord (Basel II).

(2) Achieving a more effective credit portfolio

A Credit Risk Management Dept. was newly established within the Credit Planning Dept.* in advance of the implementation of the Basel II, to achieve an optimal credit portfolio (plan and develop active portfolio management), and to establish the framework for managing assets with various risk profiles.

* The former Credit Risk Management Dept. was renamed the Credit Planning Dept.

4. Reinforcing the Corporate Governance System

(1) Enhancing compliance capabilities in securities business

In line with the expansion of securities-related activities, such as the commencement of the securities intermediary business, a Securities Compliance Dept. was newly established within the General Affairs Dept. to centralize currently dispersed functions related to securities compliance, thereby strengthening SMBC's compliance capabilities in securities business.

(2) Emphasizing CSR

SMBC newly established a CSR Dept. within the Corporate Planning Dept. and a CSR Committee operated by the CSR Dept. to strengthen the promotion of CSR. (As a result, the existing Environmental Committee was taken over by the CSR Committee.)

(3) Strengthening Credit Risk Management

A Credit Risk Committee was established to ensure the dynamic and proper management of credit risk and the soundness of the bank's corporate governance regime on lending operations.

Consumer Banking


休みの日は、銀行に行こう。
いつでも、相談。土日も、オープン。
SMBC
コンサルティングプラザ
住宅ローンのこと、資産運用のこと、何でも気軽にご相談ください。

Advertisement for SMBC Consulting Plazas

Consulting Business

In fiscal 2004, SMBC's Consumer Banking Unit expanded its range of financial products and asset management services. The Unit added a securities intermediary service and a testamentary trust service, and launched new investment trusts.

In home mortgages, SMBC in April 2005 launched *"My Home Plus,"* a new mortgage loan product that meets diversified customer needs by offering a comprehensive range of services, as well as competitive interest rates.

The bank now operates 65 SMBC Consulting Plazas. These immensely popular, dedicated service outlets—open until late on weekdays, and also open on weekends and national holidays—offer consultation on asset management and loans.


住宅ローン
おトクいろいろ
なるほど、いいね そのプラス
三井住友銀行の新・住宅ローン
「マイホームプラス」誕生!
マイホームプラスとは、住宅ローンに
「One's plus」「ライフイベントサービス」をセットして
お客さまに、いろいろなおトクをご提供するサービスです。
三井住友銀行

"Announcing *My Home Plus*"


Mortgage Loans
(For residential property)
(¥ trillion)
Amount extended (left scale)
Outstanding balance (right scale)
(¥ trillion)
1.2
1.0
0.8
0.6
0.4
0.2
0
9.6
9.4
9.2
9.0
8.8
8.6
8.4
8.2
8.0
7.8
7.6
2nd half FY2002
1st half FY2003
2nd half FY2003
1st half FY2004
2nd half FY2004


Investment Trusts
(Outstanding balance, individual customers)
(¥ trillion)
2.5
2.0
1.5
1.0
0.5
0
Mar. 2003
Sept. 2003
Mar. 2004
Sept. 2004
Mar. 2005


Pension-Type Insurance*
(Sales)
(¥ trillion)
0.3
0.2
0.1
0
2nd half FY2002
1st half FY2003
2nd half FY2003
1st half FY2004
2nd half FY2004

*Launched in the second half of fiscal 2002

SMFG, principally through the Consumer Banking Unit of its banking subsidiary SMBC, offers high value-added financial services under the brand name "One's next." This reflects the emphasis we place on helping customers determine the next step of their financial plans according to their stage of life. By creating services that address specific customer needs, we are working to make SMFG into the No. 1 financial group in consumer financial services.

Specifically, we are leveraging our capabilities to develop outstanding products and services, our consulting abilities—provided by staff with high-level expertise—and our area marketing approach to provide superior financial services to our customers. Pension-type insurance sales in fiscal 2004 amounted to ¥583.9 billion, for a cumulative total of ¥1,063.5 billion. Sales of foreign bonds came to ¥80.8 billion. As of March 31, 2005 the outstanding balance of investment trusts under management was ¥2,264.8 billion, and that of mortgage loans was ¥13,240.4 billion. These achievements underscore the popularity of our services.


私たちは、
3つのカードローンで
応援します!
アットローン
三井住友銀行
プロミス
三井住友銀行グループ

"We offer three card loan products."


Cumulative Number of Accounts for "One's Direct" Online Transactions
(Million)
6
5
4
3
2
1
0
March 2003
March 2004
March 2005

Consumer Finance

In September 2004, SMFG formed a business alliance with Promise Co., Ltd., one of Japan's leading consumer finance companies. Under the alliance, SMFG established Card Loan Plazas in March 2005 to centralize all operations involved in the processing of card loan applications, including the receipt of applications, requests to Promise for credit screening, notification of the evaluation results, and the receipt of inquiries. In addition, SMBC installed 427 ACMs (Automatic Contract Machines) at domestic branches in April 2005, and launched a joint consumer finance business with At-Loan Co., Ltd. and Promise.

Settlement and Finance Business

We are continuously working to upgrade the features of our popular online service "One's Direct" by expanding the service menu, thus enhancing customer convenience. This remote banking service was ranked as the industry leader for three consecutive years in the Internet Banking Services ranking by Gomez, Inc., a leading Internet performance rating company. The number of subscribers to "One's Direct" as of March 31, 2005 was 5.77 million, an increase of approximately 960,000 from March 31, 2004.

Low-Cost Operations

In April 2005, SMBC began reorganizing its domestic branch network to improve customer service and enhance operational efficiency. In the new organization, each domestic branch will be divided into a "branch" and a "service office." Branches specialize in business promotion targeting individuals, while service offices focus on raising the efficiency of back-office operations in order to improve customer satisfaction, establish advanced compliance and operations management systems.

Topics



Reinforcing Cash Card Security

In February 2005, SMBC introduced the IC cash card, a smart card with an embedded IC chip. SMBC also plans to introduce an IC cash card equipped with a biometric authentication system to ensure even tighter security.



"One's Message" Service

In April 2005, SMBC launched the new "One's Message" Service, a service for clients who do not feel the need to leave a formal will, but would like to communicate their last wishes to their families and make sure they know the whereabouts of important documents such as bank passbooks.

The bank keeps the form and sends it to the designated person at the time of inheritance.

Middle Market Banking

Business Select Loans


(¥ trillion)
1.5
1.0
0.5
0
Amount of new loans made
Outstanding balance
2nd half FY2002
1st half FY2003
2nd half FY2003
1st half FY2004
2nd half FY2004

Business Model for *Business Select Loans*


Call Center
Promotions targeting new clients
Corporate Business Offices
Business Support Offices
Sub-offices
Head Office
More decision-making authority
Quick response to loan applications
Monthly portfolio management
Sales promotion via mass media
Follow-up for prospective customers
Individual promotions
Individual promotions
New clients
Current clients

Proactive Stance on Loans to Midsized Companies and SMEs

Aware of the importance of the sound development of midsized companies and small and medium-sized enterprises ("SMEs") to the growth of the Japanese economy, all members of SMFG are strongly committed to extending services that will help such customers enhance their earnings performance while implementing strategies for the expansion of their operations.

SMBC, for example, is focused on a new type of unsecured loan to midsized companies and SMEs that does not require collateral or third-party guarantees. In fiscal 2004, SMBC began offering the *V-Fund Loan*, for which loan approvals depend on evaluations of the borrower's technologies and business model. A number of other new loans have been developed as well: *Business Select Loans*, based on alliances with local governments, such as Osaka Prefecture, to which they give a partial guarantee, and *Business Select CLO Loans*, guaranteed by the Japan Finance Corporation for Small and Medium Enterprise; and *Members' Business Loans* for members of chambers of commerce and industry. In addition, we added 40 offices capable of providing *Business Select Loans*.

Through these fine-tuned approaches, we have been able to meet a broad range of financing needs of middle market companies. As a result, in fiscal 2004, SMBC extended approximately ¥3.7 trillion in new-type unsecured loans to these companies, marking a ¥800 billion increase over fiscal 2003. Even more noteworthy was the growth in *Business Select Loans*. We extended a total of ¥1.4 trillion in *Business Select Loans* in fiscal 2004, raising the outstanding balance to ¥1.2 trillion. Both figures represent large increases over fiscal 2003.

In addition, during fiscal 2004 SMBC extended loans totaling ¥1.9 trillion to 21,000 new customers.

Aggressive Moves to Raise Customers' Corporate Value

Companies must cope with challenges posed by changes in their operating environments, such as the diversification of funding methods and the need for accounting methods with greater transparency. Accordingly, we need to offer our customers a more diverse range of business solutions.

We believe that raising corporate value is the most important issue for our clients. To help clients achieve this goal, we offer high-quality services that are backed by the aggregate resources of the entire group, including those of SMBC and Daiwa Securities SMBC Co., Ltd. Primarily, we provide solutions relating to business revitalization, spin-offs of business divisions and subsidiaries, real estate securitization, and business succession.

In fiscal 2005, SMFG will continue to improve its risk-taking capabilities to respond effectively to the diversifying needs of our clients with the aim of developing this corporate-value-enhancement business into a new earnings driver.

Profile

Services for Midsized Companies and SMEs

SMFG is leveraging the expertise of the Middle Market Banking Unit of SMBC and Group companies to strengthen its capabilities for managing higher levels of risk. The aim is to provide even more accurate and speedy responses to the funding and solution needs of midsized companies and SMEs, thereby supporting the growth of these companies. Our goal is to become Japan's No. 1 bank in the field of middle market banking.

New-Type Unsecured Loans*



(¥ trillion)
Total amount extended: ¥3.7 trillion
3.0
2.0
1.0
0
Amount of new loans made
Outstanding balance
2nd half FY2002
1st half FY2003
2nd half FY2003
1st half FY2004
2nd half FY2004

*Business Select Loans, N-Fund Loans, SMBC-CLO, V-Fund Loans, etc.

Our "Double-Front" System Facilitates High-Quality Services

SMFG has established a "double-front" system, which focuses on providing a unified response on two fronts—at both branch offices and the head office—to accurately meet specific funding and solution needs of midsized companies and SMEs. With the SMBC Middle Market Banking Unit at its nucleus, this system combines the know-how of corporate business offices, which have a first-hand knowledge of clients, with the specialized knowledge of head office departments to devise solutions, realizing high-quality and speedy services for clients.

"Double-Front" System



Planning Dept.
Supervision, sales promotion
Business Owner Banking Dept.
Public Institutions Banking Dept.
SMEs and public sector
Credit Dept.
Increasing margins
Business restructuring
Recovery of NPLs
Corporate Advisory Office
Corporate revitalization
Preventing deterioration of business situation
Corporate Business Offices*
Cultivating new customers
Corporate revitalization
Sales promotion to public companies
Business Promotion Dept.
Business restructuring
Business mediation
Asset management
* We have established Corporate Business Offices I-IV, especially designated to cultivate new customers and provide various sophisticated services.
Middle Market Banking Unit
Middle Market Banking Divisions
Product staff (at each division)
Staff of International Business Promotion Dept.
Electronic commerce staff (in charge of electronic banking)
Derivative Sales Engineers
Treasury Officers
Corporate Business Offices
Business Support Offices
Customers
Group companies
Daiwa Securities SMBC
SMBC Leasing
The Japan Research Institute
Sumitomo Mitsui Card
SMBC Finance Service
SMBC Capital
SMBC Consulting
Financial Link
cooperation
Consumer Banking Unit
Block Consumer Business Offices and Branches
International Business Promotion Dept.
China Business Promotion Dept.
Foreign exchange
Electronic Commerce Banking Dept.
Domestic fund transfers, domestic cash management services
Treasury Marketing Dept.
Forward exchange contract (Treasury Officers)
Investment Banking Unit
Syndication
Securitization
Real estate non-recourse loans
Derivative Sales, M&A
Securities intermediation
Corporate Research Dept.
Enhancing customers' corporate value
Making proposals

Topics

Precisely Tailored Services to Satisfy Funding Needs of Midsized Companies and SMEs

Development of a new type of unsecured loans



SMBC-クレセルローン
プロデュース
By 三井住友銀行

Announcing the *SMBC Crecer Loan*

SMBC Crecer Loan

Introduced in April 2005, the *SMBC Crecer Loan* targets companies with annual sales of up to ¥3 billion. Together with the *Business Select Loan* and other loans, this new product gives SMBC a seamless lineup of loans that precisely match the scale and funding requirements of each middle market client.

V-Fund Agri

V-Fund Agri, a newly developed version of the *V-Fund Loan*, specifically targets companies in the agriculture sector. As with all *V-Fund Loans*, we evaluate companies based on their technologies and business models. We will continue to support the growth of middle market companies by further expanding our lineup of loan products and services.

Corporate Banking



Employing Diverse Means of Financing

In response to the increasingly complex financing needs of leading corporate clients, SMBC's Corporate Banking Unit contributes to their development of sophisticated financial strategies by devising innovative financing arrangements such as non-recourse loans, as well as equity financing in cooperation with Daiwa Securities SMBC Co., Ltd.

The Corporate Banking Unit is working to develop even more innovative financing arrangements for providing financial support for corporate activities in many different fields as corporate earnings rebound amid a general economic recovery.

SMBC is also responding to customer expectations that banks increase the level of risk-taking by offering flexible financing terms and developing innovative financing programs, while simultaneously making efforts to adequately manage risk.

Providing Comprehensive Financial Services on a Global Scale

We offer sophisticated support to clients making proactive moves toward a global presence by providing the latest information collected through SMFG's extensive network of bases in Japan and abroad, in addition to financing, settlement and other services.

The staff at our network of bases will continue to work together to offer our customers high-quality financial services.



High Value-Added Solutions for Business Strategies

The momentum for business restructuring is being seen in many industries and the ability to support companies in their implementation of streamlining strategies is becoming a decisive factor for doing business with large corporations.

SMFG fully utilizes the Group's know-how to propose a broad range of solutions on a continuing basis, thus providing clients with optimum solutions to raise their corporate value.

SMFG, working primarily through SMBC's Corporate Banking Unit, provides high value-added financial services to Japan's top-tier corporations, leveraging the wide-ranging resources of Group members.

In proposing solutions for the multifarious management issues facing our large-scale corporate clients, we first take care to obtain a thorough grasp of all needs specific to each company. This enables us to design the optimal solution for each case, providing invaluable support for our customers' efforts to enhance their corporate value.

Investment Banking


Standardizing Products for General Marketing and Offering in Small Lots
Tailor-made products
Product development
Solutions for specific customers
Project finance
Semi-tailor-made products
Non-recourse loans for real estate projects
Marketing
Standardizing
Loan syndication
Standardized products
Securitization of monetary claims

Competitive Advantage

SMBC has a competitive edge in the investment banking business, which provides various financing methods and financial solutions such as M&A and securitization for corporate customers.

One of the features of SMBC's investment banking business is that tailor-made products developed for specific customers are quickly redesigned into small-lot, standardized products to make them available to a wider range of customers. As a result, profits from major investment banking products such as loan syndication, structured finance and securitization of monetary claims have been growing steadily.

Alliance with Daiwa Securities Group

Daiwa Securities SMBC is a wholesale securities company—jointly established by SMFG and Daiwa Securities Group Inc.—which started business in April 1999. Since then, for six years, the two groups have been creating a solid framework of collaboration through initiatives such as the active exchange of personnel and the establishment of a structure to promote collaboration. The effectiveness of this strong partnership is reflected in the continued steady growth in their fiscal 2004 business results.

Profits from Investment Banking Business


(¥ billion)
100
80
60
40
20
0
Securitization of monetary claims, etc.
Structured finance
Loan syndication
Fiscal 2001
Fiscal 2002
Fiscal 2003
Fiscal 2004

Accomplishments in Fiscal 2004

SMBC's Investment Banking Unit and Daiwa Securities SMBC both reported surges in profits for the fiscal year ended March 31, 2005.

SMBC was appointed as the financial adviser of the Tokyo Metropolitan Government-sponsored Super Eco-Town Project, Japan's largest waste-into-electricity facility. SMBC was also mandated as the financial advisor and arranger for the Central Government Office Building No. 7 project, the largest private finance initiative (PFI) project in Japan. Daiwa Securities SMBC was ranked No.1 in the league tables by Thomson Financial for secondary public equity offerings and corporate straight bond underwriting. Thus, both companies continued to achieve top-class performance in the key businesses of investment banking. Also, SMBC entered the securities intermediary business upon its deregulation, and results have been better than expected. This indicates that the business has great prospects of becoming a major earnings driver for the Investment Banking Unit.

League Tables

Lead Managers of Corporate Straight Bond Issues

(April 1, 2004 - March 31, 2005)

Ranking	Name	Amount (¥ billion)	Market share (%)
1	Daiwa Securities SMBC	2,014.8	23.8
2	Nomura Securities	1,471.4	17.4
3	Mizuho Securities	1,257.6	14.9
4	Nikko Citigroup	1,061.2	12.5
5	Mitsubishi Securities	1,020.4	12.1

Source: Thomson Financial

Bookrunners for Secondary Public Equity Offerings

(April 1, 2004 - March 31, 2005)

Ranking	Name	Amount (¥ billion)	Market share (%)
1	Daiwa Securities SMBC	590.2	30.2
2	Nomura Securities	546.8	27.9
3	Nikko Citigroup	431.1	22.0
4	Mizuho Securities	140.0	7.2
5	Mitsubishi Securities	85.8	4.4

Source: Thomson Financial

Bookrunners for Initial Public Equity Offerings

(April 1, 2004 - March 31, 2005)

Ranking	Name	Amount (¥ billion)	Market share (%)
1	Nomura Securities	455.1	43.7
2	Daiwa Securities SMBC	184.5	17.7
3	Nikko Citigroup	159.8	15.3
4	UBS Securities Japan	51.4	4.9
5	Shinko Securities	46.6	4.5

Source: Thomson Financial

Profile

Leveraging the collaboration among SMBC's Investment Banking Unit, Daiwa Securities SMBC and other Group companies, SMFG will be able to improve its clients' corporate value. To this end, we offer our corporate customers optimum solutions to meet their various needs, such as fund procurement, asset management, risk hedging and M&As.

International Banking


SMBC
日本三井住友银行股份有限公司
杭州分行

SMBC's new Hangzhou Branch opened in December 2004

Providing Global Solutions Leveraging the Group's Strengths

- Expanded investment banking business in Asia, with a focus on China, through close collaboration between SMBC and Daiwa Securities SMBC Co., Ltd.
- Strengthened collaboration between domestic and overseas operations, including cross-company operations in the Americas, through a comprehensive business framework
- Expanded business with U.S. and European companies through the alliance with the Goldman Sachs Group, Inc.
- Promoted global collaboration between the Global Client Business Department (the department responsible for business with foreign corporations operating in Japan), the Global Institutional Banking Department (the department responsible for business with foreign financial institutions), and overseas offices

By marshaling the Group's resources in this way, we provide customers with high value-added services tailored to their specific needs.

Building Up Assets with High Profitability and Liquidity

Taking into consideration the strict capital adequacy requirements of the New Basel Accord (Basel II), we are focusing on securitized products, particularly the "buy and sell" loan business in Asia. To contribute to the improvement of SMFG's asset quality, we are also enhancing the features of our fee businesses, such as clearing and custody services.

Focusing on Crossover Business Transactions

The shift from the hitherto region-/industry-oriented approach to one focused on crossover business transactions will enable us to further expand our earnings base by:

- Gaining a better grasp of commercial flows across the Americas, Europe and Asia.
- Identifying demand for services relating to transactions between Japanese and foreign companies.

Raising Profile in Emerging and Growth Markets

In addition to the U.S., European and Asian markets, SMFG is moving aggressively into emerging markets. We are adapting our project finance, trade finance and other products to best suit the specific needs of each market, taking into account the changing market environments. By seizing every business opportunity in markets worldwide, we aim to be a global financial complex that leverages its strengths in businesses related to Japan and other Asian countries.

Profile

The international banking operations of SMFG, centering on SMBC's International Banking Unit, serve all customers operating globally, including Japanese and foreign companies, financial institutions, sovereign governments, public entities, and Japanese branches and subsidiaries of multinational corporations.

We are working to strengthen our worldwide network, particularly in Asia, centering on China, with the aim of improving customer accessibility. In fiscal 2004, we opened a new branch in Hangzhou and a representative office in Hanoi.

Treasury Markets



Supporting Customers' Transactions

SMFG aims to provide its clients with world-class support services for their market transaction needs through the Treasury Unit of SMBC. The Treasury Unit undertakes operations in money, foreign exchange, bond, and derivative markets. Based on a careful evaluation of each client's needs, we design financial products and services that deliver optimal value-added solutions.

Enhancing Customer Convenience

In fiscal 2004, responding to customers' transaction needs, the Treasury Unit took initiatives such as the promotion of currency option transactions and NDF (non-deliverable forwards) for corporate clients, as well as deposits with foreign exchange forward contracts for individuals.

i-Deal

i-Deal is an easy-to-use online dealing system that allows customers to conclude foreign exchange forward contracts over the Internet. In fiscal 2004, we enhanced the convenience of this service by expanding its functions. We increased the range of currencies handled to include the Thai baht, and offered the additional option of conversion of foreign currency transactions into U.S. dollars, on top of the existing option of conversion into yen. In another move, we started providing deposits with a foreign exchange forward contract to individual customers through our *One's Direct* service menu.


Customers
Corporate Business Offices, Branches
Treasury Unit
Planning Dept.
Planning, research
Treasury Marketing Dept.
Enhance customer convenience by improving our services
Transactions with customers
Orders
Trading Dept.
Efficient operation based on order-initiated trades and ALM hedging
Foreign exchange transactions
Derivative transactions
CD, CP transactions
Trading
ALM Operations
Treasury Dept.
International Treasury Dept.
Exact ALM operations and liquidity management
Deposits
Loans
Bonds
Alternative investments
ALM (Asset Liability Management)
Fund and Bond Transactions
Inter-bank Market

The Treasury Unit will continue working to fulfill all our customers' market transaction needs by providing comprehensive support services of the highest level.

Asset Liability Management and Dealing Operations

Through its asset liability management (ALM) and trading operations, the Treasury Unit strives to secure a sufficient level of earnings by investing in a diverse range of portfolios, and by conducting well-timed arbitrage operations while effectively managing market risk and liquidity risk.

In fiscal 2004, to diversify our revenue sources we began undertaking alternative investments on a full-scale basis in addition to interest rate and foreign exchange trading, and established a new earnings driver.

We will continue to pursue optimal capital allocation with a level of risk exposure appropriate to market conditions, with the aim of securing stable profits.

Profile

The Treasury Unit focuses on expanding transaction volume, strengthening ALM operations and diversifying fund management channels through the accurate assessment of domestic and overseas market trends to further strengthen profitability, while effectively managing risk.

Financial Highlights

Sumitomo Mitsui Financial Group

■ Consolidated

Year ended March 31	Millions of yen 2005	2004	2003
For the Year:			
Total income	**¥ 3,589,871**	¥ 3,669,531	¥ 3,518,293
Total expenses	**3,698,406**	3,264,636	4,109,207
Net income (loss)	**(234,201)**	330,414	(465,359)
At Year-End:			
Total stockholders' equity	**¥ 2,775,728**	¥ 3,070,942	¥ 2,424,074
Total assets	**99,731,858**	102,215,172	104,607,449
Risk-monitored loans	**2,227,445**	3,297,981	5,770,700
Reserve for possible loan losses	**1,273,560**	1,422,486	2,243,542
Net unrealized gains (losses) on other securities	**696,339**	575,612	(30,643)
Capital ratio	**9.94%**	11.37%	10.10%
Return on Equity	**—%**	31.68%	—%
Price Earnings Ratio (Times)	**—**	14.71	—
Number of employees	**40,683**	42,014	42,996
Per Share (Yen):			
Stockholders' equity	**¥164,821.08**	¥215,454.83	¥106,577.05
Net income (loss)	**(44,388.07)**	52,314.75	(84,324.98)
Net income — diluted	**—**	35,865.20	—

Notes: 1. Unrealized gains (losses) on other securities represent the difference between the market prices and acquisition costs (or amortized costs) of "other securities." In principle, the values of stocks are calculated using the average market prices during the final month. For details, please refer to page 33.

2. Number of employees has been reported on the basis of full-time workers. Number of employees includes locally hired overseas staff members but excludes contract employees and temporary staff.

□ Nonconsolidated

Year ended March 31	Millions of yen 2005	2004	2003
For the Year:			
Operating income	**¥ 258,866**	¥ 55,515	¥ 131,519
Dividends on investments in subsidiaries and affiliates	**251,735**	47,332	128,265
Operating expenses	**2,644**	3,044	971
Net income	**252,228**	50,505	124,738
Capital stock	**1,352,651**	1,247,650	1,247,650
Number of shares issued			
Preferred stock	**1,057,188**	1,132,099	1,132,100
Common stock	**6,273,792**	5,796,010	5,796,000
At Year-End:			
Total stockholders' equity (A)	**¥3,319,615**	¥3,172,721	¥3,156,086
Total assets (B)	**3,795,110**	3,403,007	3,413,529
Stockholders' equity to total assets (A) / (B)	**87.47%**	93.23%	92.46%
Return on Equity	**15.47%**	1.57%	8.52%
Price Earnings Ratio (Times)	**18.95**	207.86	11.21
Pay-out ratio	**7.81%**	80.97%	15.98%
Number of employees	**115**	97	94
Per Share (Yen):			
Stockholders' equity	**¥257,487.78**	¥232,550.74	¥231,899.30
Dividends:			
Common stock	**3,000**	3,000	3,000
Preferred stock (Type 1)	**10,500**	10,500	10,500
Preferred stock (Type 2)	**28,500**	28,500	28,500
Preferred stock (Type 3)	**13,700**	13,700	13,700
Preferred stock (1st series Type 4)	**135,000**	135,000	19,500
Preferred stock (2nd series Type 4)	**135,000**	135,000	19,500
Preferred stock (3rd series Type 4)	**135,000**	135,000	19,500
Preferred stock (4th series Type 4)	**135,000**	135,000	19,500
Preferred stock (5th series Type 4)	**135,000**	135,000	19,500
Preferred stock (6th series Type 4)	**135,000**	135,000	19,500
Preferred stock (7th series Type 4)	**135,000**	135,000	19,500
Preferred stock (8th series Type 4)	**135,000**	135,000	19,500
Preferred stock (9th series Type 4)	**135,000**	135,000	19,500
Preferred stock (10th series Type 4)	**135,000**	135,000	19,500
Preferred stock (11th series Type 4)	**135,000**	135,000	19,500
Preferred stock (12th series Type 4)	**135,000**	135,000	19,500
Preferred stock (13th series Type 4)	**67,500**	67,500	3,750
Preferred stock (1st series Type 6)	**728**	/	/
Net income	**38,302.88**	3,704.49	18,918.33
Net income — diluted	**25,178.44**	3,690.72	15,691.82

Note: All SMFG employees are on secondment assignment from SMBC and another Group company.

Sumitomo Mitsui Banking Corporation

■ Consolidated

Year ended March 31	2005	2004	2003	2002	2001
	Millions of yen				
For the Year:					
Total income	**¥ 2,699,202**	¥ 2,843,502	¥ 3,561,843	¥ 3,809,130	¥ 4,501,200
Total expenses	**2,875,897**	2,487,197	4,104,514	4,413,469	4,095,685
Net income (loss)	**(278,995)**	301,664	(429,387)	(463,887)	132,408
At Year-End:					
Total stockholders' equity	**¥ 2,633,912**	¥ 2,722,161	¥ 2,142,544	¥ 2,912,619	¥ 4,012,960
Total assets	**97,478,308**	99,843,258	102,394,637	108,005,001	119,242,661
Risk-monitored loans	**2,186,739**	3,229,219	5,683,134	6,484,367	3,256,418
Reserve for possible loan losses	**1,239,882**	1,375,921	2,201,830	2,159,649	1,268,853
Net unrealized gains (losses) on other securities	**678,527**	568,407	(27,471)	(495,507)	(301,106)

	2005	2004	2003	2002	2001 Sakura Bank	2001 Sumitomo Bank
Capital ratio	**10.60%**	10.89%	10.38%	10.45%	11.31%	10.94%
Return on Equity	**—%**	25.38%	—%	—%	2.67%	6.05%
Price Earnings Ratio (Times)	**/**	/	/	—	62.36	43.92
Number of employees	**32,868**	33,895	35,523	43,793	24,184	22,222
Per Share (Yen):						
Stockholders' equity	**¥23,977.62**	¥25,928.02	¥15,353.34	¥282.85	¥333.46	¥426.32
Net income (loss)	**(5,300.46)**	5,238.85	(10,429.29)	(84.12)	9.22	25.50
Net income — diluted	**—**	5,231.31	—	—	9.21	24.93

Notes: 1. Figures for the years ended March 31, 2001 are combined figures of the former Sakura Bank and the former Sumitomo Bank.
2. Total stockholders' equity as of March 31, 2005, 2004, 2003 and 2002, includes net unrealized gains (losses) on "other securities."
3. Unrealized gains (losses) on other securities represent the difference between the market prices and acquisition costs (or amortized costs) of "other securities." In principle, the values of stocks are calculated using the average market prices during the final month.
4. Number of employees has been reported on the basis of full-time workers. Number of employees includes locally hired overseas staff members but excludes contract employees and temporary staff.
5. Effective from the year ended March 31, 2002, treasury stock is disclosed as a deductive item from stockholders' equity. As a result, stockholders' equity per share and net income (loss) per share are calculated on the basis of the number of shares outstanding less treasury stock.

(Year ended March 31)

Income Summary [Nonconsolidated]



(Billions of yen)
1,800
900
0
-900
-1,800
2001
2002
2003
2004
2005

Banking profit (before provision for general reserve for possible loan losses)
Total credit cost   Gains/losses on stocks   Net income (loss)

Note: Figures shown for the years ended March 31, 2002 and 2001 are combined figures of the former SMBC and the former Wakashio Bank.

(March 31)

Stock Holdings [Nonconsolidated]
listed equity shares and shares traded over the counter



(Billions of yen)
(Billions of yen)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2,000
1,500
1,000
500
0
-500
-1,000
2001
2002
2003
2004
2005

Acquisition costs (left scale)   Net unrealized gains/losses (right scale)

Note: Figures shown as of March 31, 2002 and 2001 are combined figures of the former SMBC and the former Wakashio Bank.

(March 31)

Problem Assets Based on the Financial Reconstruction Law and Problem Asset Ratio [Nonconsolidated]



(Billions of yen)
(%)
6,000
5,000
4,000
3,000
2,000
1,000
0
10.0
8.0
6.0
4.0
2.0
0.0
2001
2002
2003
2004
2005

Bankrupt and quasi-bankrupt assets (left scale)   Doubtful assets (left scale)
Substandard loans (left scale)   Problem asset ratio (right scale)

Notes: 1. Figures shown as of March 31, 2002 and 2001 are combined figures of the former SMBC and the former Wakashio Bank.
2. Problem asset ratio = Problem assets / (Problem assets + Normal assets)

(March 31)

Capital Ratio [Consolidated]



(%)
(Billions of yen)
12.00
11.00
10.00
9.00
10,000
8,000
6,000
4,000
2,000
0
2001
2002
2003
2004
2005

Capital ratio (Consolidated basis)/(left scale)
Total capital   Tier I capital (right scale)

Notes: 1. Figures shown as of March 31, 2001 are combined figures of the former Sakura Bank and the former Sumitomo Bank.
2. Capital ratios as of March 31, 2005, 2004 and 2003 shown above represent the capital ratio of SMFG on a consolidated basis.

□ Nonconsolidated

Year ended March 31	2005	2004	2003	2002	2001
	Millions of yen				
For the Year:					
Total income	**¥ 2,290,935**	¥ 2,489,187	¥ 2,424,023	¥ 2,818,189	¥ 3,292,668
Total expenses	**2,391,014**	2,170,341	3,095,011	3,354,826	3,019,557
Net income (loss)	**(136,854)**	301,113	(478,304)	(322,852)	137,835
(Appendix)					
Gross banking profit (A)	**¥ 1,522,861**	¥ 1,584,127	¥ 1,760,684	¥ 1,853,515	¥ 1,503,203
Banking profit	**1,291,972**	1,000,132	875,511	678,811	991,670
Banking profit (before provision for general reserve for possible loan losses)	**940,495**	1,000,132	1,113,643	1,183,369	803,073
Expenses (excluding nonrecurring losses) (B)	**582,365**	583,995	647,040	670,145	700,128
Expense ratio (B) / (A)	**38.2%**	36.9%	36.7%	36.2%	46.6%
At Year-End:					
Total stockholders' equity	**¥ 2,752,735**	¥ 2,870,870	¥ 2,279,223	¥ 3,196,492	¥ 4,199,937
Total assets	**91,129,776**	94,109,074	97,891,161	102,082,581	113,727,498
Deposits	**65,591,627**	63,656,771	63,524,258	67,629,353	70,729,773
Loans and bills discounted	**50,067,586**	50,810,144	57,282,365	59,928,368	61,747,880
Securities	**23,676,696**	26,592,584	23,656,385	20,442,996	27,059,978
Risk-monitored loans	**1,735,863**	2,774,889	5,169,531	5,816,452	2,732,590
Problem assets based on the Financial Reconstruction Law	**1,824,622**	2,811,234	5,261,345	5,900,043	2,822,459
Reserve for possible loan losses	**989,121**	1,250,751	2,074,797	1,971,849	1,095,841
Net unrealized gains (losses) on other securities	**651,385**	556,146	(17,857)	(481,654)	(429,844)
Trust assets and liabilities	**777,177**	429,388	166,976	/	/
Loans and bills discounted	**9,780**	10,000	35,080	/	/
Securities	**81,840**	4,645	—	/	/

	2005	2004	2003	2002	2001 Sakura Bank	2001 Sumitomo Bank
Capital stock	**¥ 664,986**	¥ 559,985	¥ 559,985	¥ 1,326,746	¥1,042,706	¥ 752,848
Number of shares issued (Thousands)						
Preferred stock	**900**	967	967	967,000	802,577	167,000
Common stock	**55,212**	54,811	54,811	5,709,424	4,118,077	3,141,062
Pay-out ratio	**—%**	79.88%	—%	—%	34.71%	36.15%
Capital ratio	**11.32%**	11.36%	10.49%	11.50%	11.91%	11.80%
Return on Equity	**—%**	22.49%	—%	—%	4.86%	3.72%
Price Earnings Ratio (Times)	**/**	/	/	—	33.27	67.49
Number of employees	**16,338**	17,546	19,797	22,464	12,558	12,173
Per Share (Yen):						
Stockholders' equity	**¥26,129.71**	¥28,641.10	¥17,846.95	¥332.02	¥358.43	¥451.35
Dividends:						
Common stock	**683**	4,177	19.17	4.00	6.00	6.00
Preferred stock (Series II)	**/**	/	/	/	15.00	/
Preferred stock (Series III) (Type 2)	**/**	/	/	/	13.70	/
Preferred stock (First series Type 1)	**/**	/	10.50	10.50	/	10.50
Preferred stock (Second series Type 1)	**/**	/	28.50	28.50	/	28.50
Preferred stock (Type 5)	**/**	/	13.70	13.70	/	/
Preferred stock (Type 1)	**10,500**	10,500	—	/	/	/
Preferred stock (Type 2)	**28,500**	28,500	—	/	/	/
Preferred stock (Type 3)	**13,700**	13,700	—	/	/	/
Preferred stock (First series Type 6)	**485**	/	/	/	/	/
Net income (loss)	**(2,718.23)**	5,228.80	68,437.74	(59.20)	17.28	16.59
Net income — diluted	**—**	5,221.53	66,527.24	—	17.24	16.25

Notes: 1. Figures for the years ended March 31, 2001 are combined figures of the former Sakura Bank and the former Sumitomo Bank.
2. Figures related to profit or loss for the year ended March 31, 2003 include the former SMBC's operating results for the period from April 1, 2002 to March 16, 2003 to make possible a substantive comparison with previous years.
3. As a result of the merger of the two banks, total stockholders' equity as of April 1, 2001, stood at ¥3,772,889 million.
4. Total stockholders' equity as of March 31, 2005, 2004, 2003 and 2002, includes net unrealized gains (losses) on "other securities."
5. Please refer to page 153 for the definitions of risk-monitored loans and problem assets based on the Financial Reconstruction Law.
6. Unrealized gains (losses) on other securities represent the difference between the market prices and acquisition costs (or amortized costs) of "other securities." The values of stocks are calculated using the average market prices during the final month. For details, please refer to page 36.
7. Number of employees has been reported on the basis of full-time workers. Number of employees includes locally hired overseas staff members but excludes contract employees, temporary staff, and executive officers who are not also Board members.
8. The former Sakura Bank's fiscal year-end dividend per share for 2001 was calculated assuming a dividend payment equivalent to the amount of money resulting from the merger. Dividend per share for the term ended March 31, 2003 represents an interim dividend per share paid by the former SMBC to its holding company.
9. Effective from the year ended March 31, 2002, treasury stock is disclosed as a deductible item from stockholders' equity. As a result, stockholders' equity per share and net income (loss) per share are calculated on the basis of the number of shares outstanding less treasury stock.

Sumitomo Mitsui Financial Group (Consolidated)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

The following is a summary of SMFG's consolidated financial results for fiscal 2004 ended March 31, 2005.

1. Operating Results

Business results for fiscal 2004 include the results of 167 consolidated subsidiaries (120 in Japan and 47 overseas) and 53 subsidiaries and affiliates accounted for by the equity method (25 in Japan and 28 overseas).

Gross profit showed a year-on-year decrease of ¥44.5 billion, to ¥2,024.9 billion, primarily attributable to declines in net interest income and net trading income, which more than offset increases in net fees and commissions and net other operating income.

Ordinary loss totaled ¥30.3 billion, compared with ¥342.8 billion in ordinary profit in fiscal 2003, a year-on-year deterioration of ¥373.1 billion, which is attributable to measures taken to dispose of non-performing loans and write-down securities with the aim of ensuring an earnings recovery in fiscal 2005 onward.

Extraordinary gains (losses), income taxes, and minority interests resulted in a net loss of ¥234.2 billion, compared with a ¥330.4 billion gain in the previous term, a year-on-year deterioration of ¥564.6 billion.

Deposits (excluding negotiable certificates of deposit) as of March 31, 2005, stood at ¥68,474.8 billion, a ¥3,141.4 billion increase compared with the previous fiscal year-end. Negotiable certificates of deposit stood at ¥2,713.2 billion, a decrease of ¥806.1 billion over the same period. Loans and bills discounted decreased ¥582.9 billion to ¥54,799.8 billion, while securities decreased ¥2,816.2 billion to ¥24,233.7 billion.

During the term, stockholders' equity decreased ¥295.2 billion to ¥2,775.7 billion, due to the posting of a net loss, as well as the repayment of public funds in the form of buybacks of shares held by the government, which more than offset a capital increase through private placement of shares.

Number of Consolidated Subsidiaries, and Subsidiaries and Affiliates Accounted for by the Equity Method

March 31	**2005** (A)	2004 (B)	Increase (decrease) (A) – (B)
Consolidated subsidiaries	**167**	165	2
Subsidiaries and affiliates accounted for by the equity method	**53**	48	5

Income Summary

Year ended March 31	Millions of yen 2005 (A)	2004 (B)	Increase (decrease) (A) – (B)
Consolidated gross profit	**¥2,024,990**	¥2,069,501	¥ (44,511)
Net interest income	**1,171,342**	1,281,070	(109,728)
Trust fees	**2,609**	334	2,275
Net fees and commissions	**516,109**	424,176	91,933
Net trading income	**144,387**	304,094	(159,707)
Net other operating income	**190,540**	59,825	130,715
General and administrative expenses	**(852,715)**	(866,549)	13,834
Total credit cost	**(1,196,797)**	(971,455)	(225,342)
Write-off of loans	**(759,399)**	(660,382)	(99,017)
Provision for specific reserve	**(493,947)**	—	(493,947)
Provision for general reserve for possible loan losses	**201,216**	—	201,216
Others	**(144,666)**	(311,072)	166,406
Gains (losses) on stocks	**(101,918)**	101,496	(203,414)
Equity in earnings of affiliates	**27,142**	15,700	11,442
Other income (expenses)	**69,005**	(5,848)	74,853
Ordinary profit (loss)	**(30,293)**	342,844	(373,137)
Extraordinary gains (losses)	**(78,242)**	62,049	(140,291)
Income (loss) before income taxes and minority interests	**(108,535)**	404,894	(513,429)
Income taxes:			
Current	**(30,638)**	(24,289)	(6,349)
Refund	**8,869**	—	8,869
Deferred	**(52,912)**	(8,593)	(44,319)
Minority interests in net income (loss)	**(50,983)**	(41,596)	(9,387)
Net income (loss)	**¥ (234,201)**	¥ 330,414	¥(564,615)
[Reference]			
Consolidated banking profit (Billions of yen)	**¥ 1,014.4**	¥ 1,090.6	¥ (76.2)

Notes: 1. Consolidated gross profit = (Interest income – Interest expenses) + Trust fees + (Fees and commissions (income) – Fees and commissions (expenses)) + (Trading profits – Trading losses) + (Other operating income – Other operating expenses)
2. Consolidated banking profit = SMBC's nonconsolidated banking profit (before provision for general reserve for possible loan losses) + SMFG's ordinary profit + Other subsidiaries' ordinary profit (excluding nonrecurring factors) + Equity method affiliates' ordinary profit x Ownership ratio – Internal transactions (dividends, etc.)

Assets, Liabilities and Stockholders' Equity

March 31	Millions of yen 2005 (A)	2004 (B)	Increase (decrease) (A) – (B)
Assets	**¥99,731,858**	¥102,215,172	¥(2,483,314)
Loans and bills discounted	**54,799,805**	55,382,800	(582,995)
Securities	**24,233,701**	27,049,901	(2,816,200)
Liabilities	**95,934,927**	98,150,534	(2,215,607)
Deposits	**68,474,861**	65,333,426	3,141,435
Negotiable certificates of deposit	**2,713,270**	3,519,464	(806,194)
Minority interests	**1,021,203**	993,696	27,507
Stockholders' equity	**2,775,728**	3,070,942	(295,214)

2. Unrealized Gains (Losses) on Securities

Net unrealized gains on securities at March 31, 2005 amounted to ¥694.7 billion, which is an increase of ¥126.4 billion from the previous fiscal year-end. Net unrealized gains on other securities (including "other money held in trust"), changes in which are directly credited to stockholders' equity, increased by ¥120.8 billion over the same period, to ¥696.5 billion, mainly attributable to an improvement in the valuation of bonds.

Unrealized Gains (Losses) on Securities

	Millions of yen						
	2005				2004		
March 31	Net unrealized gains (losses) (A)	(A) – (B)	Unrealized gains	Unrealized losses	Net unrealized gains (losses) (B)	Unrealized gains	Unrealized losses
Held-to-maturity securities	**¥ (1,818)**	**¥ 5,607**	**¥ 2,114**	**¥ 3,933**	¥ (7,425)	¥ 2,840	¥ 10,266
Other securities	**696,339**	**120,727**	**801,356**	**105,017**	575,612	787,517	211,904
Stocks	**705,053**	**35,269**	**750,480**	**45,426**	669,784	736,878	67,094
Bonds	**14,961**	**118,217**	**34,971**	**20,010**	(103,256)	18,590	121,847
Others	**(23,675)**	**(32,759)**	**15,903**	**39,579**	9,084	32,047	22,963
Other money held in trust	**204**	**83**	**300**	**95**	121	222	100
Total	**694,724**	**126,416**	**803,771**	**109,046**	568,308	790,580	222,271
Stocks	**705,053**	**35,269**	**750,480**	**45,426**	669,784	736,878	67,094
Bonds	**12,621**	**124,404**	**36,554**	**23,932**	(111,783)	20,330	132,113
Others	**(22,950)**	**(33,257)**	**16,735**	**39,686**	10,307	33,371	23,063

Notes: 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in "Deposits with banks" and claims on loan trusts in "Commercial paper and other debt purchased."

2. Unrealized gains (losses) on stocks are mainly calculated using the average market price during the final month of the respective reporting period. The rest of the securities are valuated at the market price as of the balance sheet date.

3. "Other securities" and "Other money held in trust" are valuated and recorded on the consolidated balance sheet at market prices. The figures in the table above indicate the differences between the acquisition costs (or amortized costs) and the balance sheet amounts.

"Unrealized gains (losses) on other securities" as of March 31, 2005 include gains of ¥469 million that were recognized as income by applying fair value hedge accounting and valuation gains of ¥82 million on embedded financial instruments in their entirety that were recorded as income because their embedded derivatives are not measured separately. Therefore, ¥551 million was excluded from the amount to be directly included in stockholders' equity. "Unrealized gains (losses) on other securities" as of March 31, 2004 include gains of ¥23,452 million recognized as income by applying fair value hedge accounting, which are excluded from the amount to be directly included in stockholders' equity.

3. Consolidated Capital Ratio

SMFG's consolidated capital ratio at March 31, 2005 was 9.94%. (Please refer to "Capital Ratio" section on page 132 for more information.)

Total capital, which constitutes the numerator in the capital ratio calculation equation, was ¥6,020.0 billion, representing a ¥717.3 billion decrease from the previous fiscal year-end. This is mainly attributable to the posting of a net loss, as well as the repayment of public funds in the form of buybacks of shares held by the government, which more than offset a capital increase through private placement of newly issued shares.

On the other hand, risk-adjusted assets, the denominator in the equation, increased ¥1,348.6 billion to ¥60,552.6 billion from the previous fiscal year-end. This was mainly attributable to the active marketing of mortgage loans and new-type unsecured loans to midsized companies and small and medium-sized enterprises.

Consolidated Capital Ratio

	Millions of yen		
March 31	2005 (A)	2004 (B)	Increase (decrease) (A) – (B)
Tier I capital (A)	**¥ 3,262,250**	¥ 3,571,604	¥ (309,354)
Tier II capital included as qualifying capital (B)	**3,262,250**	3,416,547	(154,297)
Deductions (C)	**(504,430)**	(250,754)	(253,676)
Total capital (D) = (A) + (B) – (C)	**¥ 6,020,069**	¥ 6,737,397	¥ (717,328)
Risk-adjusted assets (E)	**¥60,552,620**	¥59,204,015	¥1,348,605
Capital ratio = (D) / (E) × 100	**9.94%**	11.37%	(1.43)%

4. Dividend Policy

Given the public nature of its business and respecting the stockholders' interests, SMFG subscribes to a fundamental policy of paying dividends as deemed appropriate in view of the need to increase capital and preserve sound operation.

After appropriating retained earnings to increase capital, SMFG paid an annual dividend of ¥3,000 per share of common stock. Annual dividends for preferred stock were paid in the predetermined amounts for each category of preferred stock.

SMFG did not pay an interim dividend for the reporting term.

Sumitomo Mitsui Banking Corporation (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

The following is a summary of SMBC's nonconsolidated financial results for fiscal 2004 ended March 31, 2005.

1. Operating Results

Banking profit (before provision for general reserve for possible loan losses) in fiscal 2004 decreased ¥59.6 billion year on year to ¥940.5 billion, as a result of a ¥61.2 billion decrease in gross banking profit to ¥1,522.9 billion, and a ¥1.6 billion decrease in expenses (excluding nonrecurring losses) to ¥582.4 billion.

Ordinary loss, calculated by adjusting banking profit (before provision for general reserve for possible loan losses) for nonrecurring items such as total credit cost and losses on stocks, amounted to ¥71.7 billion, compared with ¥185.1 billion profit a year earlier.

After adjusting ordinary loss for extraordinary gains (losses) and income taxes, net loss came to ¥136.8 billion, compared with income of ¥301.1 billion a year earlier, a year-on-year decrease of ¥437.9 billion.

2. Income Analysis

Gross Banking Profit

Gross banking profit in fiscal 2004 declined ¥61.2 billion year-on-year to stand at ¥1,522.9 billion. This was due to a year-on-year decline of ¥114.5 billion in profits posted by the Treasury Unit on the investment of funds, marking a sharp reversal of the extremely strong performance of the previous term. This decline in profits was partially offset by a ¥71.5 billion increase in net revenue from fees and commissions. The increase in fees and commissions is the result of growth in sales of investment trusts and pension-type insurance products to individuals, and syndicated loans to corporate customers.

Expenses

Expenses (excluding nonrecurring losses) decreased ¥1.6 billion year on year to ¥582.4 billion. This was mainly due to a decline in personnel expenses resulting from workforce downsizing, which more than offset an increase in taxes from the nationwide adoption of a pro forma standard corporation tax (a local corporation tax that was imposed from fiscal 2004) as well as increased nonpersonnel expenses from investment of resources in core businesses.

Banking Profit

Banking profit (before provision for general reserve for possible loan losses) decreased ¥59.6 billion year on year to ¥940.5 billion.

Banking Profit

	Millions of yen		
Year ended March 31	**2005 (A)**	2004 (B)	Increase (decrease) (A) – (B)
Gross banking profit	**¥1,522,861**	¥1,584,127	¥ (61,266)
Gross banking profit (excluding gains (losses) on bonds)	**1,544,452**	1,561,386	(16,934)
Net interest income	**972,506**	1,087,060	(114,554)
Trust fees	**2,609**	334	2,275
Net fees and commissions	**298,076**	226,568	71,508
Net trading income	**131,579**	280,729	(149,150)
Net other operating income	**118,088**	(10,565)	128,653
Gross domestic banking profit	**1,182,811**	1,135,616	47,195
Gross international banking profit	**340,049**	448,510	(108,461)
Provision for general reserve for possible loan losses	**351,477**	—	351,477
Expenses (excluding nonrecurring losses)	**(582,365)**	(583,995)	1,630
Personnel expenses	**(204,146)**	(221,284)	17,138
Nonpersonnel expenses	**(341,534)**	(332,238)	(9,296)
Taxes	**(36,684)**	(30,472)	(6,212)
Banking profit	**¥1,291,972**	¥1,000,132	¥291,840
Banking profit (before provision for general reserve for possible loan losses)	**940,495**	1,000,132	(59,637)
Banking profit (before provision for general reserve for possible loan losses and gains (losses) on bonds)	**962,086**	977,391	(15,305)

<Reference>

Banking Profit by Business Unit

	Billions of yen							
Year ended March 31, 2005	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Community Banking Unit	Treasury Unit	Others	Total
Banking profit (losses) (before provision for general reserve for possible loan losses)	¥118.0	¥481.0	¥160.5	¥46.6	¥4.2	¥205.0	¥(74.8)	¥940.5
Year-on-year increase (decrease)	35.7	61.7	12.7	7.7	1.9	(152.4)	(26.9)	(59.6)

Notes: 1. Year-on-year comparisons are those used for internal reporting and exclude changes due to interest rate and foreign exchange rate fluctuations.
2. "Others" consists of (1) financing costs on preferred securities and subordinated debt, (2) profit earned on investing the Bank's own capital, and (3) adjustment of inter-unit transactions, etc.

Nonrecurring Losses (Credit Costs, etc.)

Nonrecurring losses amounted to ¥1,363.7 billion. This is mainly due to the initiatives taken to ensure an earnings recovery in fiscal 2005 onward. In order to reduce future risk factors, the bank took an even more conservative stance than hitherto in assessing assets, resulting in increased provisions for general reserve for possible loan losses. Consequently, credit cost related to disposal of NPLs totaled ¥1,306.3 billion (the amount after addition of gain on reversal of general reserve for possible loan losses was ¥954.8 billion). The bank also took financial measures on securities, such as write-downs totaling ¥227.6 billion (including preferred shares purchased in the past). As a result, losses on stocks totaled ¥118.7 billion. (Please refer to the "Asset Quality" section beginning on page 39 for more information on credit cost and problem assets.)

Ordinary Profit (Loss)

As a result of the foregoing, ordinary loss totaled ¥71.7 billion, compared with a profit of ¥185.1 billion in the previous period, a year-on-year decrease of ¥256.8 billion.

Extraordinary Gains (Losses)

Net extraordinary losses amounted to ¥28.4 billion, compared with a ¥133.7 billion gain in the previous period, a year-on-year decrease of ¥162.1 billion.

Net Income (Losses)

An income tax refund of ¥8.2 billion and deferred income taxes in the amount of ¥38.5 billion were recognized for the reporting period, partly as a result of which the bank reported a net loss of ¥136.8 billion, compared with income of ¥301.1 billion for the previous term, a year-on-year decline of ¥437.9 billion.

Ordinary Profit and Net Income

	Millions of yen		
Year ended March 31	**2005 (A)**	2004 (B)	Increase (decrease) (A) – (B)
Banking profit (before provision for general reserve for possible loan losses)	**¥ 940,495**	¥1,000,132	¥ (59,637)
Provision for general reserve for possible loan losses (A)	**351,477**	—	351,477
Banking profit	**¥1,291,972**	¥1,000,132	¥ 291,840
Nonrecurring gains (losses)	**(1,363,653)**	(814,994)	(548,659)
Credit cost (B)	**(1,306,320)**	(869,234)	(437,086)
Write-off of loans	**(697,941)**	(566,344)	(131,597)
Provision for specific reserve	**(474,155)**	—	(474,155)
Losses on loans sold to CCPC	**/**	(806)	806
Losses on sale of delinquent loans	**(138,052)**	(302,083)	164,031
Provision for loan loss reserve for specific overseas countries	**3,828**	—	3,828
Gains (losses) on stocks	**(118,727)**	103,867	(222,594)
Gains on sale of stocks	**113,059**	151,170	(38,111)
Losses on sale of stocks	**(4,206)**	(36,577)	32,371
Losses on devaluation of stocks	**(227,580)**	(10,724)	(216,856)
Others	**61,394**	(49,627)	111,021
Ordinary profit (loss)	**(71,680)**	185,138	(256,818)
Extraordinary gains (losses)	**(28,398)**	133,707	(162,105)
Gains (losses) on disposal of premises and equipment	**(12,495)**	(11,853)	(642)
Amortization of net transition obligation from initial application of the new accounting standard for employee retirement benefits	**(16,001)**	(19,473)	3,472
Reversal of reserve for possible loan losses (C)	**—**	65,342	(65,342)
Reversal of reserve for possible losses on loans sold (D)	**/**	488	(488)
Tax refund from the Tokyo government and interest on the tax refund	**/**	40,363	(40,363)
Gains on return of the entrusted portion of employee pension fund	**/**	59,095	(59,095)
Income taxes:			
Current	**(6,379)**	(12,752)	6,373
Refund	**8,184**	—	8,184
Deferred	**(38,579)**	(4,980)	(33,599)
Net income (loss)	**¥ (136,854)**	¥ 301,113	¥(437,967)
Total credit cost (A) + (B) + (C) + (D)	**¥ (954,843)**	¥ (803,403)	¥(151,440)

3. Assets, Liabilities and Stockholders' Equity

Assets

SMBC's total assets at March 31, 2005 stood at ¥91,129.7 billion on a nonconsolidated basis, a ¥2,979.2 billion decrease compared with the previous fiscal year-end. This decline is mainly due to a ¥2,915.8 billion decrease in securities, mostly Japanese government bonds and foreign securities, from interest-rate-related trading operations.

Liabilities

Liabilities at March 31, 2005 decreased ¥2,861.1 billion to ¥88,377.0 billion from the previous fiscal year-end. This decline was attributable to a ¥2,108.3 billion decrease in payables under securities lending transactions and a ¥1,146.9 billion decrease in bills sold. This decline was the result of an intentional reduction in fund procurement in line with our policy of reducing the total amount of our assets.

Stockholders' Equity

Stockholders' equity decreased by ¥118.1 billion to ¥2,752.7 billion at March 31, 2005. This decline is mainly attributable to the posting of a net loss and a reduction in retained earnings due to dividend payments to SMFG, the parent company, which were greater than increases in capital stock and capital surplus as a result of capital increase through private placement of shares.

Assets, Liabilities and Stockholders' Equity

	Millions of yen		
March 31	**2005** (A)	2004 (B)	Increase (decrease) (A) – (B)
Assets	**¥91,129,776**	¥94,109,074	¥(2,979,298)
Loans and bills discounted	**50,067,586**	50,810,144	(742,558)
Securities	**23,676,696**	26,592,584	(2,915,888)
Liabilities	**88,377,041**	91,238,204	(2,861,163)
Deposits	**62,788,328**	60,067,417	2,720,911
Negotiable certificates of deposit	**2,803,299**	3,589,354	(786,055)
Stockholders' equity	**2,752,735**	2,870,870	(118,135)

4. Unrealized Gains (Losses) on Securities

Net unrealized gains on securities at March 31, 2005 amounted to ¥710.0 billion, which was an increase of ¥119.7 billion from the previous fiscal year-end. Net unrealized gains on other securities (including "other money held in trust"), changes in which are directly credited to stockholders' equity, increased by ¥95.3 billion over the same period, to ¥651.6 billion due to unrealized gains on bonds compared with a loss for the previous business term.

Unrealized Gains (Losses) on Securities

	Millions of yen						
	2005				2004		
March 31	Net unrealized gains (losses) (A)	(A) – (B)	Unrealized gains	Unrealized losses	Net unrealized gains (losses) (B)	Unrealized gains	Unrealized losses
Held-to-maturity securities	**¥ (1,844)**	**¥ 5,802**	**¥ 2,089**	**¥ 3,933**	¥ (7,646)	¥ 2,618	¥ 10,265
Stocks of subsidiaries and affiliates	**60,343**	**18,647**	**60,690**	**347**	41,696	41,696	—
Other securities	**651,385**	**95,239**	**750,143**	**98,757**	556,146	757,072	200,925
Stocks	**667,326**	**16,225**	**708,643**	**41,317**	651,101	711,514	60,413
Bonds	**7,700**	**109,590**	**27,343**	**19,642**	(101,890)	16,211	118,101
Others	**(23,641)**	**(30,576)**	**14,155**	**37,797**	6,935	29,346	22,410
Other money held in trust	**204**	**83**	**300**	**95**	121	222	100
Total	**710,088**	**119,770**	**813,222**	**103,133**	590,318	801,610	211,291
Stocks	**727,669**	**34,871**	**769,333**	**41,664**	692,798	753,211	60,413
Bonds	**5,360**	**115,776**	**28,925**	**23,565**	(110,416)	17,950	128,366
Others	**(22,941)**	**(30,878)**	**14,963**	**37,904**	7,937	30,448	22,510

Notes: 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in "Deposits with banks."
2. Unrealized gains (losses) on stocks (excluding stocks of subsidiaries and affiliates) are calculated using the average market price during the final month of the respective reporting period. The rest of the securities are valuated at the market price as of the balance sheet date.
3. "Other securities" and "Other money held in trust" are valuated and recorded on the consolidated balance sheet at market prices. The figures in the table above indicate the differences between the acquisition costs (or amortized costs) and the balance sheet amounts.
"Unrealized gains (losses) on other securities" as of March 31, 2005 include gains of ¥469 million that were recognized as income by applying fair value hedge accounting and valuation gains of ¥82 million on embedded financial instruments in their entirety that were recorded as income because their embedded derivatives are not measured separately. Therefore, ¥551 million was excluded from the amount to be directly included in stockholders' equity. "Unrealized gains (losses) on other securities" as of March 31, 2004 include gains of ¥23,452 million recognized as income by applying fair value hedge accounting, which are excluded from the amount to be directly included in stockholders' equity.

5. Deferred Tax Assets

Deferred Tax Assets on the Balance Sheet

SMBC computes deferred tax assets based on reasonable estimates of the size of tax benefits on collectibility of assets in question in the future in line with Accounting Standards for Tax Effect Accounting (issued by the Business Accounting Deliberation Council dated October 30, 1998) and related practical guidelines. Moreover, SMBC continues to take a conservative stance on the recognition of deferred tax assets from the viewpoint of maintaining a sound financial position, taking into full consideration the opinions expressed in the "Strict Audit to Major Banks," issued by the Japanese Institute of Certified Public Accountants (JICPA) on February 24, 2003.

Net deferred tax assets at March 31, 2005 amounted to ¥1,502.2 billion, an ¥88.3 billion decrease from the previous term-end. This is mainly attributable to the increase in net unrealized gains on other securities mentioned previously. In addition, the valuation allowance (which was not included in the scope of outstanding deferred tax assets due to taking a conservative stance) amounted to ¥553.3 billion at March 31, 2005.

(Billions of yen)

March 31		2005	Change from 2004	2004	(Reference) Temporary differences 2005
(A) Total deferred tax assets (B) – (C)	1	¥1,825.8	¥ (13.8)	¥1,839.6	
(B) Subtotal of deferred tax assets	2	2,379.1	182.2	2,196.9	¥5,852.8
Reserve for possible loan losses	3	315.4	(113.9)	429.3	776.4
Write-off of loans	4	562.1	279.3	282.8	1,383.5
Write-off of securities	5	533.0	154.4	378.6	1,311.8
Reserve for employee retirement benefits	6	76.9	(5.4)	82.3	189.2
Depreciation	7	6.1	(1.0)	7.1	15.0
Net unrealized losses on other securities	8	—	—	—	—
Net operating loss carryforwards	9	822.8	(128.6)	951.4	2,008.8
Other	10	62.8	(2.6)	65.4	168.1
(C) Valuation allowance	11	553.3	196.0	357.3	
(D) Total deferred tax liabilities	12	¥ 323.6	¥ 74.5	¥ 249.1	¥ 796.5
Gains on securities contributed to employee retirement benefits trust	13	51.7	26.2	25.5	127.3
Net unrealized gains on other securities	14	264.5	48.0	216.5	651.1
Other	15	7.4	0.3	7.1	18.1
Net deferred tax assets (balance sheet amount) (A) – (D)	16	¥1,502.2	¥ (88.3)	¥1,590.5	
Amounts corresponding to the estimated taxable income before adjustments	17	1,694.1	(35.5)	1,729.6	
Amounts to be realized after more than a certain period (Note 1)	18	72.6	(4.8)	77.4	
Amount corresponding to the deferred tax liabilities shown in 14 above (Note 2)	19	(264.5)	(48.0)	(216.5)	
Effective income tax rate	20	40.63%	—	40.63%	

Notes: 1. Deferred tax assets arising from temporary differences that are expected to be reversed after more than five years (such as reserve for employee retirement benefits and depreciation of buildings) may be recognized if there is a high likelihood of such tax benefits being realized. (JICPA Auditing Committee Report No. 66 "Auditing Treatment Regarding Judgment of Realizability of Deferred Tax Assets")

2. Deferred tax assets are recognized on the balance sheet on a net basis after offsetting against deferred tax liabilities arising from net unrealized gains on other securities. But the collectability is assessed for the gross deferred tax assets, before offsetting against deferred tax liabilities. (JICPA Auditing Committee Report No. 70 "Auditing Treatment Regarding Application of Tax Effect Accounting to Valuation Differences of Other Securities and Losses on Impairment of Fixed Assets")

Reason for Recognition of Deferred Tax Assets on the Balance Sheet

(a) Recognition Criteria

Practical Guideline 5 (1), examples (4) proviso

(1) SMBC has significant operating loss carryforwards on the tax base. These operating loss carryforwards are due to SMBC taking the below measures in order to quickly strengthen its financial base under the prolonged deflationary pressure, and are accordingly judged to be attributable to extraordinary factors. As a result, SMBC recognized deferred tax assets to the limit of the estimated future taxable income for the period (approximately 5 years) pursuant to the practical guideline on assessing the collectability of deferred tax assets issued by JICPA ("Practical Guideline") (*).

(a) Disposal of Non-performing Loans

SMBC established internal standards for write-offs and provisions based on self-assessment in accordance with the "Prompt Corrective Action" adopted in fiscal 1998 pursuant to the law concerning the maintenance of sound management of financial institutions (June 1996). SMBC has been aggressively disposing non-performing loans and bolstering provisions against the risk of asset deterioration under the severe business environment of a prolonged sluggish economy.

In addition, pursuant to the "Program for Financial Revival" of October 2002, SMBC accelerated the disposal of non-performing loans in order to reduce the problem asset ratio to half by the end of fiscal 2004. As a result, SMBC achieved this target 6 months ahead of schedule, in the 1st half of fiscal 2004. In the process, taxable disposals that were made in the past were realized, while new taxable disposals were recognized. As a result, taxable disposal of non-performing loans (**) amounted to approximately ¥2.16 trillion as of March 31, 2005.

(b) Disposal of Unrealized Losses on Stocks

SMBC has been accelerating its effort to reduce stockholdings in order to reduce the risk of stock price fluctuations, and early meet the regulation limiting stockholdings that was adopted in fiscal 2001.

During fiscal 2002, SMBC sold stocks and reduced the balance by approximately ¥1.1 trillion and also disposed all at once unrealized losses on stocks of approximately ¥1.2 trillion by writing off impaired stocks and using the gains on the March 2003 merger. Consequently, SMBC met the regulation limiting stockholdings at the end of fiscal 2002, before the deadline.

As a result, the outstanding balance of taxable write-off on securities (**) increased (from approximately ¥0.1 trillion as of March 31, 1999 to approximately ¥1.5 trillion as of March 31, 2003). On the other hand, taxable write-off of securities carried out in the past is now being realized through accelerated selling of stocks (In fiscal 2004, approximately ¥130 billion was realized).

(2) Consequently, operating loss carryforwards on the tax base amounted to approximately ¥2 trillion as of March 31, 2005, but they are certain to be offset by the end of their carry-over period by the taxable income that will be generated in the future. No material operating loss carryforwards on the tax base have expired in the past.

(*) JICPA Auditing Committee Report No. 66 "Auditing Treatment Regarding Judgment of Realizability of Deferred Tax Assets"
(**) Corresponds to "(Reference) Temporary differences" of the table on the previous page.

(Reference 1) Outline of Practical Guideline 5 (1), examples (4)

When a company has material operating loss carryforwards on the tax base as of term-end, deferred tax assets may be considered to be collectable to the extent of the estimated taxable income for the next fiscal year and relating to the temporary differences expected to be reversed in the next fiscal year.

However, when operating loss carryforwards are due to the company's restructuring efforts, changes in laws, and/or other extraordinary factors, the deferred tax assets may be considered to be collectable to the extent of the estimated taxable income for the estimation period (approximately 5 years) and relating to the temporary differences expected to be reversed over the estimation period.

(b) Period for Future Taxable Income to be Estimated: 5 years

(c) Accumulated Amount of Estimated Future Taxable Income before Adjustments for the Next 5 Years

Billions of yen

		Estimates of next 5 years
Banking profit (before provision for general reserve for possible loan losses)	1	¥5,211.0
A Income before income taxes	2	2,961.0
B Adjustments to taxable income (excluding reversal of temporary differences as of Mar. 2005)	3	1,208.6
C Taxable income before adjustments (A + B)	4	¥4,169.6
Deferred tax assets corresponding to taxable income before adjustments	5	¥1,694.1

(corresponding to 17 of the table on the previous page)

Basic Policy on the Estimation of Future Taxable Income

(1) Estimate when the temporary differences will be reversed
(2) Conservatively estimate the taxable income before adjustments for the next 5 years
 (a) Rationally make earnings projection for up to fiscal 2009 based on the "Plan for strengthening the financial base (up to fiscal 2006)"
 (b) Reduce an amount reflecting the uncertainty of the projected amount from the projected amount.
 (c) Add the adjustments to the above amount
(3) Apply the effective tax rate to the above amount and record the amount as "deferred tax assets"

(Reference 2) Income of final return (before deducting operating loss carryforwards) for the last 5 years

Billions of yen

	FY2004	FY2003	FY2002	FY2001	FY2000
Income of final return (before deducting operating loss carryforwards)....	¥316.9	¥(1,437.8)	¥(745.5)	¥241.9	¥(176.0)

Notes: 1. Income of final return (before deducting operating loss carryforwards) = Taxable income before adjustments for each fiscal year – Temporary differences to be reversed for each fiscal year
2. Since the final declaration for the corporate income tax is being done in the end of June, the figures for March 31, 2005 are estimated income of final return as of March 31, 2005.
3. The figures above include amounts arising from "extraordinary factors" that are specified in the Practical Guideline. Taxable income has been reported each year when these amounts are excluded.

Current Status of Problem Assets

Designated as the year for completing the intensive improvement in asset quality, SMBC made every effort in fiscal 2004 to radically reinforce its financial base by further reducing the non-performing loan (NPL) balance by taking various measures including off-balancing, and revitalization of corporate borrowers. As a result, the balance of NPLs—referred to as "problem assets" under the Financial Reconstruction Law—dropped to ¥1,824.6 billion at the end of March 2005, a sharp reduction from the ¥5,920.3 billion at the end of March 2002. This represents an improvement in the NPL ratio (the ratio of problem assets to total assets) from 8.9% to 3.3%. We will leverage the know-how we have amassed from NPL workouts to proactively develop business in corporate revitalization support services and new business areas.

I. Self-Assessment, Write-Offs, and Reserves

1. Self-Assessment

SMBC conducts rigorous self-assessment of asset quality using criteria based on the *Financial Inspection Manual* of the Financial Services Agency and the *Practical Guideline* published by the Japanese Institute of Certified Public Accountants. Self-assessment is the latter stage of the obligor grading process for determining the borrower's ability to fulfill debt obligations, and the obligor grade criteria are consistent with the categories used in self-assessment.

At the same time, self-assessment is a preparatory task for ensuring SMBC's asset quality and calculating the appropriate level of write-offs and reserves. Each asset is assessed individually for its security and collectibility. Depending on the borrower's current situation, the borrower is assigned to one of five categories: Normal Borrowers, Borrowers Requiring Caution, Potentially Bankrupt Borrowers, Effectively Bankrupt Borrowers, and Bankrupt Borrowers. Based on the borrower's category, claims on the borrower are classified into Classification I, II, III, and IV assets according to their default and impairment risk levels, taking into account such factors as collateral and guarantees. As part of our efforts to bolster risk management throughout the Group, our consolidated subsidiaries carry out self-assessment in substantially the same manner.

Borrower Categories, Defined

Normal Borrowers	Borrowers with good business performance and in good financial standing without identified problems
Borrowers Requiring Caution	Borrowers identified for close monitoring
Potentially Bankrupt Borrowers	Borrowers perceived to have a high risk of falling into bankruptcy
Effectively Bankrupt Borrowers	Borrowers that may not have legally or formally declared bankruptcy but are essentially bankrupt
Bankrupt Borrowers	Borrowers that have been legally or formally declared bankrupt

Asset Classifications, Defined

Classification I	Assets not classified under Classifications II, III, or IV
Classification II	Assets perceived to have an above-average risk of noncollectibility
Classification III	Assets for which final collection or asset value is very doubtful and which pose a high risk of incurring a loss
Classification IV	Assets assessed as uncollectible or worthless

2. Asset Write-Offs and Reserves

In cases where claims have been determined to be uncollectible, or deemed to be uncollectible, write-offs signify the recognition of losses on the account books with respect to such claims. Write-offs can be made either in the form of loss recognition by offsetting uncollectible amounts against corresponding balance sheet items, referred to as a direct write-off, or else by recognition of a loan loss provision on a contra-asset account in the amount deemed uncollectible, referred to as an indirect write-off. Recognition of indirect write-offs is generally known as provision of reserves.

SMBC's write-off and reserve criteria for each self-assessment borrower category are shown in the table below. As part of our overall measures to strengthen risk management throughout the Group, all consolidated subsidiaries use substantially the same standards as SMBC for write-offs and reserves.

Self-Assessment Borrower Categories	Standards for Write-Offs and Reserves
Normal Borrowers	Amounts are recorded as general reserves in proportion to the expected losses over the next 12 months based on the historical bankruptcy rate for each obligor grading.
Borrowers Requiring Caution	These assets are divided into groups according to the risk of default. Amounts are recorded as general reserves in proportion to the expected losses based on the historical bankruptcy rate for each group. The groups are "claims to substandard borrowers," and "claims to other borrowers requiring caution" excluding claims to substandard borrowers. For the latter, the borrower's financial position and credit situation are additionally taken into account for establishing sub-groups. Additionally, SMBC uses the discounted cash flow (DCF) method to calculate the amount of reserve for possible losses on large-scale claims.
Potentially Bankrupt Borrowers	SMBC sets specific reserves for possible loan losses on the portion of Classification III assets (calculated for each borrower) not secured by collateral, guarantee, or other means. In addition, SMBC applies the discounted cash flow (DCF) method to large-scale claims for calculating individual amounts on the condition of rational estimates of future cash flows.
Effectively Bankrupt/Bankrupt Borrowers	SMBC calculates the amount of Classification III assets and Classification IV assets for each borrower, and writes off the full amount of Classification IV assets (deemed to be uncollectible or of no value) and sets aside specific reserves for possible loan losses against the full amount of Classification III assets.

Notes		
	General reserve	Provisions made in accordance with general inherent default risks of loans, unrelated to specific individual loans or other claims
	Specific reserve	Provisions made for claims that have been found uncollectable in part or in total (individually evaluated claims)

Discounted Cash Flow Method

SMBC utilizes the discounted cash flow (DCF) method to calculate the amount of reserves required to cover possible losses on large-scale claims to substandard borrowers and potentially bankrupt borrowers. The DCF method is applied in cases where it is reasonable to estimate the future cash inflow of the borrower that can be used for repayment of the principal and the payment of interest on the debt. SMBC then makes provisions equivalent to the excess of the book value of the claims over the said cash inflow, discounted by the initial contractual interest rate or the effective interest rate at the time of origination. In this way, we provide sufficient reserves against the risk of a future deterioration in asset quality.

One of the major advantages of the DCF method over conventional methods of calculating the amount of reserves required to cover possible loan losses is that it enables effective evaluation of each individual borrower. In the case of this method, the required amount of reserves may vary according to the basic data used in applying the DCF method, such as estimated future cash flow based on the borrower's business reconstruction plan, the applied discount rate, and the probability of the borrower going into bankruptcy. Thus, SMBC makes every effort to utilize timely and appropriate data to realize the most accurate estimates possible.

II. Credit Cost

The amount required for the disposal of NPLs—known as "credit cost"—refers to the additional provision for loan losses in the case of provisioning, and the difference between the amount of uncollectible loans and provisions already made in the case of write-offs. The credit cost for fiscal 2004 is shown in the table below.

■ Credit Cost (SMBC Nonconsolidated; year ended March 31, 2005)

(Billions of yen)

Credit cost	¥1,306.3
Write-off of loans	698.0
Provision for specific reserve	474.1
Losses on loans sold to CCPC	—
Losses on sale of loans	138.0
Provision for loan loss reserve for specific overseas countries	(3.8)
Provision for general reserve for possible loan losses	(351.5)
Total credit cost	¥ 954.8
Reserve for possible loan losses	¥ 989.1
Amount of direct reduction	¥1,531.8

■ Credit Cost (SMFG Consolidated; year ended March 31, 2005)

(Billions of yen)

Total credit cost	¥1,196.8
Reserve for possible loan losses	¥1,273.6
Amount of direct reduction	¥1,782.2

■ Reserve for Possible Loan Losses (March 31, 2005)

(Billions of yen)

	SMBC (Nonconsolidated)	SMFG (Consolidated)
Reserve for possible loan losses	¥989.1	¥1,273.6
General reserve	417.6	633.6
Specific reserve	567.6	636.1
Loan loss reserve for specific overseas countries	3.9	3.9

In fiscal 2004, we succeeded in resolving the NPL problem and are now in the next phase, starting from fiscal 2005, in which our efforts will be focused on bringing credit cost back down to a normal level. To this end, during the reporting period, we took various initiatives, including the bolstering of reserves, and thus significantly reduced the degree of risk involved in our loan operations.

The bank's total credit cost on a nonconsolidated basis amounted to ¥954.8 billion for the reporting term.

III. Disclosure of Problem Assets and Off-Balancing

1. Disclosure of Problem Assets

Problem assets are loans and other claims of which recovery of either principal or interest appears doubtful, and are disclosed in accordance with the Banking Law (in which they are referred to as "risk-monitored loans") and the Financial Reconstruction Law (where they are referred to as "problem assets"). Problem assets are classified based on the borrower categories assigned during self-assessment. The following tables explain the asset classification stipulated by the Financial Reconstruction Law and the differences between risk-monitored loans and problem assets.

Classification of Problem Assets Based on the Financial Reconstruction Law	
Bankrupt and quasi-bankrupt assets	This category is defined as the sum of claims on Bankrupt Borrowers and Effectively Bankrupt Borrowers under self-assessment, excluding Classification IV assets, which are fully written off. Classification III assets are fully covered by reserves, and Classification I and II assets, the collectible portion, are secured by collateral, guarantees, or other means.
Doubtful assets	This category is defined as claims on Potentially Bankrupt Borrowers under self-assessment. Specific reserves are set aside for Classification III assets, and Classification I and II assets, the collectible portion, are secured by collateral, guarantees, or other means.
Substandard loans	This category is defined as claims on Borrowers Requiring Caution under self-assessment. This category comprises past due loans (three months or more) and restructured loans.
Normal assets	This category is defined as the term-end sum of loans, securities lending, import and export, accrued interest, suspense payments, and customers' liabilities for acceptances and guarantees that are not included in the other three categories.

Note: Based on the borrower's category under self-assessment, claims on the borrower are categorized as Classification I, II, III, and IV assets according to their default and impairment risk levels. (Please refer to page 39 for the asset classification table.)

❑ Problem Assets Based on the Financial Reconstruction Law, and Risk-Monitored Loans



Category of borrowers under self-assessment
Problem assets based on the Financial Reconstruction Law
Risk-monitored loans
Total loans
Other assets
Total loans
Other assets
Bankrupt Borrowers
Effectively Bankrupt Borrowers
Potentially Bankrupt Borrowers
Borrowers Requiring Caution
Normal Borrowers
Bankrupt and quasi-bankrupt assets
Doubtful assets
Substandard loans
(Normal assets)
Bankrupt loans
Non-accrual loans
Past due loans (3 months or more)
Restructured loans
(C)
(A)
-
(B)
=
(C)

The disclosure of risk-monitored loans corresponds exactly to the disclosure of problem assets based on the Financial Reconstruction Law, except for such non-loan assets as securities lending, import and export, accrued interest, suspense payments, and customers' liabilities for acceptances and guarantees, which are not subject to disclosure.

Since overdue interest from borrowers classified under self-assessment as Potentially Bankrupt Borrowers, Effectively Bankrupt Borrowers, and Bankrupt Borrowers is, as a rule, not recognized as accrued interest, the amount is not included in the problem assets disclosed on the basis of the Financial Reconstruction Law.

2. Problem Asset Disclosure Amounts

The amounts, as of March 31, 2005, of risk-monitored loans and problem assets are shown on the following page. As we had pledged to make fiscal 2004 the year for completing the intensive improvement in asset quality, we took proactive measures to dispose of problem assets while simultaneously facilitating the revitalization and reconstruction of our borrowers. As a result, the balance of problem assets as defined in the Financial Reconstruction Law was ¥1,824.6 billion, down ¥986.6 billion from the end of March 2004. The NPL ratio improved to 3.3% from 8.9% at the end of March 2002, far exceeding our goal of reducing the NPL ratio by half.

■ Problem Assets Based on the Financial Reconstruction Law (March 31, 2005)

(Billions of yen)

	SMBC (Nonconsolidated)	Compared with March 31, 2004	SMFG (Consolidated)
Bankrupt and quasi-bankrupt assets	¥ 448.3	¥ 86.7	¥ 481.0
Doubtful assets	924.4	(278.3)	1,074.2
Substandard loans	451.9	(795.0)	767.8
Subtotal	¥ 1,824.6	¥(986.6)	¥ 2,323.0
Normal assets	53,452.6	578.2	57,094.8
Total	¥55,277.2	¥(408.4)	¥59,417.8
Amount of direct reduction	¥ 1,531.8		¥ 1,782.2

■ Risk-Monitored Loans (March 31, 2005)

(Billions of yen)

	SMBC (Nonconsolidated)	Compared with March 31, 2004	SMFG (Consolidated)
Bankrupt loans	¥ 46.0	¥ (21.2)	¥ 68.3
Non-accrual loans	1,238.0	(222.8)	1,399.0
Past due loans (3 months or more)	26.9	(20.7)	29.4
Restructured loans	425.0	(774.3)	730.7
Total	¥1,735.9	¥(1,039.0)	¥2,227.4
Amount of direct reduction	¥1,504.6		¥1,723.8

■ Classification under Self-Assessment, Disclosure of Problem Assets, and Write-Offs/Reserves (SMBC Nonconsolidated; March 31, 2005)

(Billions of yen)

Category of borrowers under self-assessment	Problem assets based on the Financial Reconstruction Law	Classification under self-assessment: Classification I	Classification II	Classification III	Classification IV	Reserve for possible loan losses	Reserve ratio
Bankrupt Borrowers Effectively Bankrupt Borrowers	Bankrupt and quasi-bankrupt assets (1) ¥448.3	Portion of claims secured by collateral or guarantees, etc. (5) ¥432.2		Fully reserved ¥16.1	Direct write-offs (Note 1)	Specific reserve ¥22.4 (Note 2)	100% (Note 3)
Potentially Bankrupt Borrowers	Doubtful assets (2) ¥924.4	Portion of claims secured by collateral or guarantees, etc. (6) ¥348.4		Necessary amount reserved ¥576.0		Specific reserve ¥545.2 (Note 2)	94.6% (Note 3)
Borrowers Requiring Caution	Substandard loans (3) ¥451.9 (Claims to substandard borrowers)	Portion of substandard loans secured by collateral or guarantees, etc. (7) ¥179.2				General reserve for substandard loans ¥124.6	45.0% (Note 3) 25.5% (Note 3)
	Normal assets ¥53,452.6	Claims to borrowers requiring caution, excluding claims to substandard borrowers				General reserve ¥417.6	6.7% [17.9%] (Note 4)
Normal Borrowers		Claims to normal borrowers					0.2% (Note 4)
				Loan loss reserve for specific overseas countries		¥3.9	

Total (4) ¥55,277.2	NPL ratio (A) / (4) 3.3% (Note 5)	Total reserve for possible loan losses	¥989.1
		(B) Specific reserve + General reserve for substandard loans	¥692.2
(A) = (1) + (2) + (3) ¥1,824.6	Portion secured by collateral or guarantees, etc. (C) = (5) + (6) + (7) ¥959.8	Unsecured portion (D) = (A) − (C)	¥864.8
		Reserve ratio (B) / (D) (Note 6)	80.0%
		Coverage ratio {(B) + (C)} / (A)	90.5%

Notes: 1. Includes amount of direct reduction totaling ¥1,531.8 billion.

2. Includes reserves for assets that are not subject to disclosure under the Financial Reconstruction Law. (Bankrupt/Effectively Bankrupt Borrowers: ¥6.3 billion; Potentially Bankrupt Borrowers: ¥7.5 billion)
3. Reserve ratios for claims on Bankrupt/Effectively Bankrupt Borrowers, Potentially Bankrupt Borrowers, Substandard Borrowers, and Borrowers Requiring Caution: The proportion of each category's total unsecured claims covered by reserve for possible loan losses.
4. Reserve ratios for claims on Normal Borrowers and Borrowers Requiring Caution (excluding claims to Substandard Borrowers): The proportion of each category's total claims covered by reserve for possible loan losses. The reserve ratio for unsecured claims on Borrowers Requiring Caution (excluding claims to Substandard Borrowers) is shown in brackets.
5. Ratio of problem assets to total assets subject to Financial Reconstruction Law
6. Reserve ratio = (Specific reserve + General reserve for substandard loans) ÷ (Bankrupt and quasi-bankrupt assets + Doubtful assets + Substandard loans − Portion secured by collateral or guarantees, etc.)

3. Off-Balancing Problem Assets

In the term under review, we continued to focus on off-balancing problem assets, and succeeded in off-balancing ¥1,762.4 billion worth of problem assets. In April 2001, the Japanese government passed the Emergency Economic Package, with the objective of simultaneously revitalizing the financial system and industry. Specific measures contained in the package include "the radical disposal of problem assets." This provision requires Japan's major banks to dispose of loans categorized as "claims to potentially bankrupt borrowers" and worse. Existing loans must be off-balanced within three years, and steady progress is being made.

■ Breakdown of Off-Balancing (SMBC Nonconsolidated; March 31, 2005)

(Billions of yen)

	March 31, 2003 ①	Fiscal 2003		March 31, 2004 ②	Fiscal 2004		March 31, 2005 ③
		New occurrences	Off-balanced		New occurrences	Off-balanced	
Bankrupt and quasi-bankrupt assets	¥ 524.9	¥ 125.7	¥ (289.0)	¥ 361.6	¥ 311.9	¥ (225.2)	¥ 448.3
Doubtful assets	2,129.5	1,227.9	(2,154.7)	1,202.7	1,258.9	(1,537.2)	924.4
Total	¥2,654.4	¥1,353.6	¥(2,443.7)	¥ 1,564.3	¥1,570.8	¥(1,762.4)	¥1,372.7
				Increase/Decrease (②−①)			Increase/Decrease (③−②)
Bankrupt and quasi-bankrupt assets				¥ (163.3)			¥ 86.7
Doubtful assets				(926.8)			(278.3)
Total				¥(1,090.1)			¥ (191.6)

Note: The figures shown in the above table under "new occurrences" and "off-balanced" are simple additions of the figures for the first and second halves of the two periods reviewed. Amounts of ¥395.8 billion for fiscal 2003 and ¥486.8 billion for fiscal 2004, recognized as "new occurrences" in the first halves of the terms, were included in the amounts off-balanced in the respective second halves.

4. Problem Assets by Region and Industry

■ Problem Assets by Domicile of Borrowers (SMBC Nonconsolidated; March 31, 2005)

(Billions of yen)

	Financial Reconstruction Law Basis (Excluding normal assets)	Percentage	Risk-Monitored Loans	Percentage
Domestic	¥1,787.8	98.0%	¥1,703.6	98.1%
Overseas	36.8	2.0	32.3	1.9
Asia	12.8	0.7	9.7	0.6
Indonesia	3.3	0.2	3.3	0.2
Hong Kong	0.4	0.0	0.3	0.0
India	1.1	0.1	1.1	0.1
China	0.2	0.0	0.2	0.0
Others	7.8	0.4	4.8	0.3
North America	22.7	1.3	21.5	1.3
Central and South America	0.7	0.0	0.5	0.0
Western Europe	0.6	0.0	0.6	0.0
Eastern Europe	—	—	—	—
Total	¥1,824.6	100.0%	¥1,735.9	100.0%

Note: "Domestic" means the total for domestic branches, excluding the special account for international financial transactions. "Overseas" means the total for overseas branches, including the special account for international financial transactions. The above countries and areas are categorized by the obligor's domicile.

■ Problem Assets by Type of Borrowers (SMBC Nonconsolidated; March 31, 2005)

(Billions of yen)

	Financial Reconstruction Law Basis (Excluding normal assets)	Percentage	Risk-Monitored Loans	Percentage
Domestic	¥1,787.8	98.0%	¥1,703.6	98.1%
Manufacturing	85.5	4.7	81.3	4.7
Agriculture, forestry, fishery and mining	0.7	0.0	0.7	0.0
Construction	396.3	21.7	342.2	19.7
Transportation, communications, and other public enterprises	36.2	2.0	33.4	1.9
Wholesale and retail	105.0	5.8	103.3	6.0
Finance and insurance	95.8	5.2	94.5	5.5
Real estate	408.6	22.4	396.5	22.8
Services	456.0	25.0	450.2	25.9
Municipalities	—	—	—	—
Others	203.7	11.2	201.5	11.6
Overseas	¥ 36.8	2.0%	¥ 32.3	1.9%
Public sector	0.1	0.0	0.1	0.0
Financial institutions	0.5	0.0	0.3	0.0
Commerce and industry	36.2	2.0	31.9	1.9
Others	—	—	—	—
Total	¥1,824.6	100.0%	¥1,735.9	100.0%

Note: "Domestic" means the total for domestic branches, excluding the special account for international financial transactions. "Overseas" means the total for overseas branches, including the special account for international financial transactions.

Basic Principles

Financial and economic deregulation, globalization, and advances in IT are generating new business opportunities for financial institutions. The risks accompanying these new business opportunities are not only increasing in number but also growing in diversity and complexity. Accordingly, identifying, measuring, and controlling risks have never been more important in the management of a financial holding company.

SMFG has encapsulated the basic principles to be employed in risk management in the manual entitled *Regulations on Risk Management*. In the manual, we have specified the basic policies for risk management: 1) Set forth SMFG's Groupwide basic policies for risk management after specifying the categories of risk to which these policies apply; 2) Provide all necessary guidance to Group companies to enable them to follow the basic risk management policies set forth by SMFG and set up their own appropriate risk management systems; 3) Monitor the implementation of risk management by all Group companies to ensure that their practices meet the relevant standards.

Types of Risk, and Risk Management System

At SMFG, we classify risk into the following categories: (1) credit risk, (2) market risk, (3) liquidity risk and (4) operational risk (including processing risk and systems risk). In addition, we provide individually tailored guidance to help Group companies identify categories of risk that need to be addressed. Risk categories are constantly reviewed, and new categories may be added in response to changes in the operating environment. The Corporate Risk Management Department works with the Corporate Planning Department to comprehensively and systematically manage all these categories of risk across the entire Group.

Top management plays an active role in determining SMFG's Groupwide basic policies for risk management. The system works as follows: The basic policies for risk management are determined by the Management Committee before being authorized by the Board. The Management Committee, the designated Board members, and the relevant risk management departments perform risk management according to the basic policies.

Risk management systems are in place at the individual Group companies in accordance with SMFG's Groupwide basic policies for risk management. For example, at SMBC, specific departments have been appointed to oversee the handling of the four risk categories listed above, in addition to risks associated with settlement. Each risk category is managed taking into account the particular characteristics of that category. In addition, the Corporate Risk Management Department—independent of the operating units—comprehensively and systematically manages all categories of risk in cooperation with the Corporate Planning Department.

Furthermore, under our system top management plays an active role in the drafting of basic policies of risk management. The decision-making process for addressing credit, market and liquidity risks at the operating level is strengthened by the Credit Risk Management Committee and the Market Risk Management Committee, which are subcommittees of the Management Committee. The Management Committee is also attended by the relevant department heads.

■ SMFG's Risk Management System


SMFG
Board of Directors
Corporate Auditors
Management Committee
Independent Auditors
Designated Board Members
Audit Dept.
Corporate-Wide Risk Management
Credit Risk
Market Risk
Liquidity Risk
Corporate Risk Management Dept.
Corporate Planning Dept./Corporate Risk Management Dept.
Operational Risk
Processing Risk
Systems Risk
General Affairs Dept.
IT Planning Dept.
Guidance for drafting of basic policies
Monitoring
Report
SMBC
Sumitomo Mitsui Card
SMBC Leasing
JRI
Board of Directors
Corporate Auditors
Management Committee
Market Risk Management Committee
Credit Risk Management Committee
Independent Auditors
Designated Board Members
Board Member in Charge of Corporate Risk Management Dept.
Board Member in Charge of Credit Risk Management Dept.
Internal Audit Dept.
Bank-Wide Risk Management
Corporate Planning Dept./Corporate Risk Management Dept.
Credit Risk
Market Risk
Liquidity Risk
Processing Risk
Systems Risk
Operational Risk
Other Risks
Settlement Risk
Credit Risk Management Dept.
Corporate Risk Management Dept.
Operations Planning Dept.
IT Planning Dept.
General Affairs Dept.
Other Departments

Risk Management Methods

SMFG's Groupwide basic policies for risk management stipulate the basic risk management regulations that must be followed, and spell out risk management procedures from various perspectives. These include managing risk on a consolidated accounting basis, managing risk using quantification methods, ensuring consistency with business strategies, setting up a system of checks and balances, contingency planning for emergencies and serious situations, and verifying of preparedness to handle all conceivable risk situations. In addition, there are specific operational policies for implementing appropriate management of risk by all Group companies.

Under SMFG's Groupwide basic policies for risk management, all Group companies periodically carry out reviews of the basic management policies for each risk category, or whenever deemed necessary, thus ensuring that the policies followed at any time are the most appropriate. The management of SMFG constantly monitors the conduct of risk management at Group companies, providing guidance when necessary.

Furthermore, in order to maintain a balance between risk and return as well as ensure the soundness of the Group from an overall perspective, we employ the risk capital-based management method, which allocates capital effectively to each department according to its role in our business strategies to keep total exposure to credit, market, and operational risks within the scope of our management resources, i.e., capital.

■ Relationship between Risk Management Framework and Risk Category at SMBC

Framework	Risk Category	
Risk Capital-Based Management	Credit Risk	
	Market Risk	Banking Risk/Trading Risk
		Strategic Equity Investment Risk
		Other Market-Related Risks
	Operational Risk	
		Processing Risk
		Systems Risk
ALM/ Funding Gap	Liquidity Risk	
Management by Risk Type	Other Risks (Settlement Risk and Others)	

In the case of SMBC, for example, sufficient capital is allocated to cover the bank's exposure to credit, market, and operational risks. In the credit and market risk categories, in particular, the maximum risk capital that SMBC can use during a period is set as the risk capital limit within this limit to manage these risks. Liquidity risk is managed within the context of maximum limits set for asset liability management (ALM) and the funding gap. Other risk categories are managed with procedures closely attuned to the nature of the risk, as described in the following paragraphs.

Credit Risk

Credit risk is the possibility of a loss arising from a credit event, such as deterioration in the financial condition of a borrower, that causes an asset (including off-balance sheet transactions) to lose value or become worthless. Overseas credits also include an element of country risk, which is closely related to credit risk. This is the risk of loss caused by changes in foreign exchange, or political or economic situations.

All Group companies follow the basic policy established by SMFG to assess and manage credit risk on a Groupwide basis and further raise the level of accuracy and comprehensiveness of Groupwide credit risk management. Each Group company must comprehensively manage credit risk according to the nature of its business, and assess and manage credit risk of individual loans and credit portfolios quantitatively and using consistent standards. Credit risk is the most significant risk to which SMFG is exposed. Without effective credit risk management, the impact of the corresponding losses on operations can be overwhelming.

The purpose of credit risk management is to keep credit risk exposure to a permissible level relative to capital, to maintain the soundness of assets, and to ensure returns commensurate with risk. This leads to a loan portfolio that achieves high returns on capital and assets.

SMBC's credit management policy and system are described below.

1. Credit Policy

SMBC's credit policy comprises clearly stated universal and basic operating concepts, policies, and standards for credit operations, in accordance with the business mission and rules of conduct. SMBC is promoting the understanding of and strict adherence to its credit policy among all its managers and employees. By conducting credit risk management in line with global standards laid down by the soon-to-be-implemented New Basel Capital Accord, or Basel II, SMBC aims to enhance shareholder value and play a key part in society by providing high value-added financial services.

2. Credit Risk Assessment and Quantification

To effectively manage the risk involved in individual loans as well as the credit portfolio as a whole, SMBC first acknowledges that every extension of credit poses risks, assesses the credit risk posed by each borrower and loan using an internal rating system, and quantifies that risk for control purposes.

(1) Internal Rating System

SMBC's internal rating system consists of two indicators: the obligor grading, which indicates the creditworthiness of a borrower; and the facility grading, which shows the probability of collecting for each facility. Facility gradings are assigned based on the borrower's obligor grading and transaction terms such as guarantee, tenure, and collateral. Overseas credits are subjected to a further analysis that takes into account country ranking, an indicator derived from analyses of each country's political and economic situation, international balance of payments, and external debt burden. Self-assessment is the obligor grading process for lower categories, and the borrower categories used in self-assessment are consistent with the overall obligor grade criteria.

(2) Quantification of Credit Risk

Quantifying credit risk is more than just calculating the probability of default for a particular obligor. It must also reflect the concentration of risk on a specific customer or industry and fluctuations in the value of collateral, such as real estate and securities. This range of data must be analyzed to quantify the risk of an entire portfolio or an individual loan.

To calculate credit risk, historical data on the obligor and facility are entered into a database. Such parameters as probability of grade migration, loss given default, and credit quality correlation among obligors are set, and then the probability distribution of losses for the entire portfolio (amount of loss for a particular probability) is computed to determine the potential future loss. Specifically, based on the abovementioned parameters, we run a simulation of 10,000 iterations of simultaneous default using the Monte Carlo method to calculate our maximum loss exposure. This quantification enables effective risk capital allocation.

By obtaining an accurate understanding of the concentration risk of a credit portfolio, and by carrying out quantitative risk analysis simulations assuming various developments in the macroeconomic situation, SMBC obtains quantified credit risk figures which are used for making optimal decisions across the whole range of business operations, including formulating business plans and providing a standard against which individual credit applications are assessed.

■ SMBC's Internal Rating System

Obligor Grading: Grading	Subrating	Definition	Borrower Classification under Self-Assessment	Facility Grading: Grading	Subrating	Financial Reconstruction Law Based Disclosure Category (Domestic)
				S		
1	a b c	Extremely high probability of redemption	Normal Borrowers	I	a b c	Normal Assets
2	a b c	High probability of redemption		II	a b c	
3	a b c	Reasonable probability of redemption		III	a b c	
4	A B C	Redemption is likely, but the debtor may be affected by large shifts in business conditions or its industry.		IV	A B C	
5	A B C	No problem at present with redemption, but the future prospects are not solid and the debtor may be affected by trends in business conditions or its industry.		V	A B C	
6		No problem at present with redemption, but there are reasons for concern about the debtor's financial condition and the possibility of future problems with recovery.		VI		
7	A R B	Requires management because there are problems meeting loan conditions or with collection, the business is weak or unstable, or the financial position is poor.	Borrowers Requiring Caution A Borrowers Requiring Caution B	VII	A B	
		(Customers requiring caution among this rating)	Substandard Borrowers			Substandard Loans
8		Although the debtor is not bankrupt, its business is in difficulty, restructuring progress is poor, and it is recognized that the business may fall into bankruptcy.	Potentially Bankrupt Borrowers	VIII		Doubtful Assets
9		Although the debtor is not legally or formally in a state of bankruptcy, it is virtually bankrupt because its business is in deep trouble and there appear to be no prospects for restructuring.	Effectively Bankrupt Borrowers	IX		Bankrupt and Quasi-Bankrupt Assets
10		The debtor is legally and formally bankrupt.	Bankrupt Borrowers			

3. Framework for Managing Individual Loans

(1) Credit Assessment

Credit assessment of corporate loans involves a variety of financial analyses, including cash flow, to predict an enterprise's capability of loan repayment and its growth prospects. These quantitative measures, when combined with qualitative analyses of industrial trends, the enterprise's R&D capabilities, the competitiveness of its products or services, and its management caliber, result in a comprehensive credit assessment. The loan application is analyzed in terms of the intended utilization of the funds and the repayment schedule. Thus, SMBC is able to arrive at an accurate and fair credit decision based on an objective examination of all relevant factors.

Increasing the understandability of loan conditions and approval standards for specific borrowing purposes and loan categories is a part of SMBC's ongoing review of lending practices, which includes the revision of loan contract forms with the chief aim of clarifying lending conditions utilizing financial covenants. SMBC is also making steady progress in rationalizing its credit assessment process.

To respond proactively and promptly to customers' funding needs—particularly those of small and medium-sized enterprises (SMEs)—we employ a standardized credit risk assessment process for SMEs that uses a credit-scoring model. With this process we are building a regime for efficiently marketing our *Business Select Loan* and *SMBC Crecer Loan*.

In the field of mortgage loans for individuals, we employ a credit assessment model based on credit data amassed and analyzed by SMBC over many years. This model enables our loan officers to efficiently make rational decisions on mortgage loan applications, and to reply to the customers without delay. It also facilitates the effective management of credit risk, as well as the flexible setting of interest rates.

We also provide loans to individuals who rent out properties such as apartments. The loan applications are subjected to a precise credit risk assessment process utilizing a risk-assessment model that factors in the projected revenue from the rental business. The process is also used to provide advice to such customers on how to revise their business plans.

(2) Credit Monitoring System

In addition to analyzing loans at the application stage, the Credit Monitoring System is utilized to reassess obligor grading, and review self-assessment and credit policies so that problems can be detected at an early stage and quick and effective action can be taken. The system includes periodic monitoring carried out each time an obligor enterprise discloses financial results, as well as continuous monitoring performed each time the credit conditions change, as indicated in the diagram below.

4. Framework for Credit Portfolio Management

In addition to managing individual loans, SMBC applies the following basic policies to the management of the entire credit portfolio to maintain and improve its soundness and profitability over the medium to long term.

(1) Risk-Taking within the Scope of Capital

To keep credit risk exposure to a permissible level relative to capital, SMBC sets credit risk capital limits for internal control purposes. Under these limits, separate guidelines are issued for each business unit and marketing unit. Also issued are specialized guidelines for each business unit and business type, such as real estate finance, fund investment, and investment in securitization products. Regular monitoring is conducted to check that these guidelines are being followed, thus ensuring appropriate overall management of credit risk.

(2) Controlling Concentration Risk

Because concentration of credit risk in an industry or corporate group has the potential to substantially impair capital, SMBC implements measures to prevent excessive concentration of loans in an industry and to control large exposure to individual companies or corporate groups by setting guidelines for maximum loan amounts. To manage country risk, SMBC also has credit limit guidelines based on each country's creditworthiness.

■ SMBC's Credit Monitoring System



Obligor Information Processing
Flow of Obligor Grading/Grading Outlook/Credit Policies/Action Plans/Facility Grading Assignment
Registration of Financial Statements/ Creation and Revision of Corporate Card
Nonconsolidated Financial Grade
Consolidated Financial Grade
Effective Financial Grade
Flagging According to Self-Assessment Criteria
Not Flagged
Flagged
Self-Assessment Logic
Quantitative Assessment
Financial Assessment
Credit Status
Qualitative Assessment
Normal Borrowers
Borrowers Requiring Caution
Potentially Bankrupt Borrowers
Effectively Bankrupt Borrowers
Bankrupt Borrowers
Final Obligor Grade
Grading Outlook Assessment
Performance Trends
+
Qualitative Risk Factors
•Positive
•Flat
•Negative
Determination of Credit Policies
Credit Policy Segment
Policy for Handling Each Individual Company
Action Plan Formulation
Restructuring Feasibility
Basic Approach
Specific Action Plan
Facility Grading Assignment

(3) New Type of Unsecured Loans, and Balancing Risk and Returns

Against the background of increasing sophistication in methods of managing credit risk, SMBC actively engages in a new type of unsecured loans. Meanwhile, the bank runs credit operations on the basic principle of earning returns that are commensurate with the credit risk involved, and makes every effort to reduce capital and credit costs as well as general and administrative expenses.

(4) Reduction and Prevention of Non-Performing Loans

On non-performing loans (NPLs) and potential NPLs, SMBC carries out regular loan reviews to clarify handling policies and action plans, enabling it to swiftly implement measures to prevent deterioration of borrowers' business situations, support business recoveries, collect on loans, and enhance loan security.

(5) Toward Active Portfolio Management

SMBC makes active use of credit derivatives, loan securitization, and other instruments to proactively manage its portfolio.

5. Credit Risk Management System

The Credit Planning Department within the Corporate Staff Unit is responsible for the comprehensive management of credit risk. This department drafts and administers credit policies, the internal rating system, credit authority guidelines, credit application guidelines, and manages NPLs, and other aspects of credit portfolio management. Moreover, in April 2005, we established the Credit Risk Management Department within the Corporate Staff Unit, and aim to achieve more advanced portfolio management by strengthening our risk controlling functions of i) planning and devising specialized risk management methods and procedures for new types of transactions such as securitizations and non-recourse loans and ii) active portfolio management with the aim of stabilizing the bank's overall credit portfolio via market transactions, e.g. securitization of bank's loan exposure.

The Corporate Research Department within the Corporate Services Unit performs research on industries as well as investigates the business situations of borrower enterprises to detect early signs of problems or growth potential. The Credit Administration Department is responsible for handling NPLs of borrowers classified as potentially bankrupt or lower, and draws up plans for their workouts, including write-offs, and corporate rehabilitation. The department closely liaises with the Group company SMBC Business Servicing Co., Ltd., which engages in related services, and works to efficiently reduce the amount of NPLs by such means as the sell-off of claims.

The credit departments within each business unit conduct credit risk management for loans handled by their units and manage their units' portfolios. The credit limits they use are based on the baseline amounts established for each grading category, with particular attention paid to evaluating and managing customers or loans perceived to have particularly high credit risk.

The Credit Review Department, operating independently of the business units, audits asset quality, accuracy of gradings, self-assessment, and state of credit risk management, and reports the results directly to the Board of Directors and the Management Committee.

■ SMBC's Credit Risk Management System



Board of Directors
Corporate Auditors
Management Committee
External Audit (Auditing Firm)
Corporate Staff Unit
Corporate Risk Management Dept.
•Aggregates risk for comprehensive management
•Plans and proposes risk quantification methods
Credit Planning Dept.
•Aggregates credit risk for unified management
•Plans and proposes basic credit policies
Credit Risk Management Dept.
•Undertakes active portfolio management
•Plans credit management of specific risk assets
•Oversees credit risk businesses
Internal Audit Unit
Credit Review Dept.
•Self-assessment, grading (obligors and loans), audits of write-offs and reserves
•Credit risk management auditing
Corporate Services Unit
Corporate Research Dept.
•Industry trend research
•Credit assessment of major industry players, grading revisions
Credit Administration Dept.
•Manages problem assets (plans, implements corporate rehabilitation program, sells off the revitalized company)
Business Units
Consumer Banking Unit
Middle Market Banking Unit
Corporate Banking Unit
International Banking Unit
Investment Banking Unit
Credit Dept.
Credit Dept.
Credit Dept. I, II & III
Credit Dept. I & II
Credit Dept.
Credit Dept., The Americas Div.
Credit Dept., Europe Div.
Structured Finance Credit Dept.
Credit for Individuals
Small and Medium-Sized Businesses
Large Domestic Corporations
Overseas Corporations
Structured Finance
Domestic Structured Finance

SMBC has established the Credit Risk Committee, a new consultative body, to round out its oversight system for undertaking flexible and efficient control of credit risk, and ensuring the overall soundness of the bank's loan operations.

Market and Liquidity Risks

Market and Liquidity Risk Management System

Market risk is the possibility that fluctuations in interest rates, foreign exchange rates, or stock prices will change the market value of financial products, leading to a loss.

Liquidity risk is the possibility of encountering an obstacle to raising the funds required for settlement due either to a mismatch between the use and procurement of funds or to an unexpected outflow of funds, or being forced to borrow at higher interest rates than usual.

SMFG is working to further enhance the effectiveness of its quantitative management of market and liquidity risks across the entire Group by setting allowable risk limits; ensuring the transparency of the risk management process; clearly separating front-office, middle-office, and back-office operations; and establishing a highly efficient system of mutual checks and balances.

■ SMBC's Market Risk and Liquidity Risk Management Organization Chart


Board of Directors
Management Committee
Market Risk Management Committee
Market Risk Management
Liquidity Risk Management
ALM Committee
Corporate Auditors
Independent Auditors (an auditing firm)
Board member in charge of Corporate Risk Management Dept.
Policy
Reporting
Internal Audit Dept.
Back Office
(Back offices of Japan and overseas branches)
Middle Office
(Corporate Risk Management Dept. and middle offices of overseas branches)
Inspection and verification of transactions
Model and new products approval, Final approval, Management
Managing Departments
Other market-related operations
Market operations (Treasury Unit)
International Banking Unit (ALM of overseas branches and subsidiaries)
Group Companies' market operations
Front Office
Front/Back/Middle Offices

On the basis of SMFG's Groupwide basic policies for risk management, SMBC's Board of Directors authorizes important matters relating to the management of market and liquidity risks, such as basic policies and risk limits, which are decided by the Management Committee. Additionally, the bank's Corporate Risk Management Department, which is independent of business units that directly handle market transactions, manages market and liquidity risks in an integrated manner. The department not only monitors the current risk situations, but also reports regularly to the Management Committee and the Board of Directors. Furthermore, SMBC's ALM Committee meets on a monthly basis to examine reports on the state of observance of the bank's limits on market and liquidity risks, and to review and discuss the bank's ALM policies.

To prevent unforeseen errors in operation or the manipulation of transaction data through unauthorized trading, it is important to establish a system of checks on the business units (front office). At SMBC, both the processing departments (back office) and the administrative departments (middle office) conduct the checks. In addition, SMBC's independent Internal Audit Unit periodically performs comprehensive internal audits to verify that the risk management system is functioning properly.

Market Risk

The bank manages market risk by setting maximum limits for value-at-risk (VaR) and the maximum loss. This is done using the VaR method, in which the maximum potential loss on market transactions for a given probability is calculated. These limits are, themselves, set within the "market risk capital limit," which is determined taking into account the bank's shareholders' equity and other principal indicators of the bank's financial position and management resources.

The SMBC VaR model estimates the maximum loss by running simulations of changes in profit and loss on market fluctuation scenarios based on historical data. Until fiscal 2004, we used the Monte Carlo simulation method, but from fiscal 2005 we have switched to the historical simulation method, which allows us to calculate VaR in a way that more accurately reflects actual market movements.

Market risk can be divided into various factors: foreign exchange rate, interest rate, equity price, and option risks. Fine-tuned management for each risk category is achieved by employing the VaR method in conjunction with suitable indicators for managing the risk of individual financial instruments such as the basis-point-value (BPV) indicator, which measures the potential change in earnings stated at market value for every 0.01 percentage-point fluctuation in interest rates.

At SMBC, exposure limits are set on market risk related to its strategic equity investment and those of its main subsidiaries, and

reports regarding the observance of exposure limits are made to the Board of Directors and the Management Committee on a regular basis.

In view of rising interest rates since June 2004, SMBC, after deliberations by the ALM Committee and the Management Committee, reduced the VaR on banking operations, a reflection of the effectiveness of its risk management.

The VaR results of the trading and banking accounts on a consolidated basis for fiscal 2004 are shown below.

■ SMBC's VaR Results

(Billions of yen)

	June 2004	Sep. 2004	Dec. 2004	Mar. 2005
Trading Accounts	1.8	2.5	2.5	2.1
Banking Accounts	63.5	35.1	25.7	28.0

(Billions of yen)

	Maximum	Minimum	Average
Trading Accounts	2.9	1.2	2.0
Banking Accounts	91.0	23.9	46.1

(VaR for a one-day holding period with one-sided confidence interval of 99.0% (computed using Monte Carlo simulation). The VaR model for trading accounts includes major consolidated subsidiaries. Figures for trading accounts exclude specific risks.)

The market occasionally undergoes extreme fluctuations that exceed projections. To manage market risk, therefore, it is important to run simulations of situations that may occur only once in many years (stress tests). At SMBC, periodic stress tests are conducted to prepare for unforeseeable swings.

The internal model used by SMBC (SMBC VaR) has been periodically evaluated by an independent auditing firm and certified as appropriate. In addition, the relationship between the VaR calculated with the model and the actual profit and loss data is back-tested. The back-testing results for SMBC's trading accounts for fiscal 2004 are shown below. A data point below the diagonal line indicates a loss in excess of the predicted VaR for that day: there were no such excess losses during fiscal 2004. This demonstrates that the SMBC VaR model, with a one-sided confidence interval of 99.0%, is sufficiently reliable.

■ SMBC's Back-Testing Results (Trading Accounts)



Marginal Profit or Loss (¥ billion)
3.0
2.0
1.0
0
-1.0
-2.0
-3.0
0
1
2
3
4
VaR (¥ billion)

SMBC attempts to keep the stock price fluctuation risk related to its strategic equity investment at a level appropriate for the financial strength of the bank. To achieve this, we have been reducing the balance of shares. It was already brought down to within 60% of Tier I capital. Henceforth, our efforts over the medium-to-long term will be to further lower the level to approximately 50% of Tier I capital.

■ Composition, by Industry, of Listed Equity Portfolio



(%)
(March 31, 2005)
30
25
20
15
10
5
0
SMBC Portfolio
TOPIX
Nikkei Average
Fisheries/Farming/Forestry
Mining
Construction
Food Products
Textiles
Pulp/Paper
Chemicals
Pharmaceuticals
Petroleum/Coal
Rubber Products
Glass/Minerals
Steel
Nonferrous Metals
Metal Products
Machinery
Electric Machinery
Transport Machinery
Precision Machinery
Other Products
Electricity/Gas Utilities
Overland Transport
Marine Transport
Air Transport
Warehousing/Distribution
Telecommunications
Wholesale
Retail
Banking
Securities
Insurance
Other Financial
Real Estate
Services

Liquidity Risk

At SMBC, liquidity risk is regarded as one of the major risks. So as not to be overly dependent on market-based funding to cover short-term cash outflows, SMBC's liquidity risk management is based on a framework consisting of setting funding gap limits and guidelines, maintaining a system of highly liquid supplementary funding sources, and establishing contingency plans.

In daily risk management operations, SMBC prevents a cumulative increase in liquidity risk by adjusting the funding gap limits and guidelines. For emergency situations, there are contingency plans in place to reduce the funding gap limits and guidelines and other measures. To prevent the possibility of market crises interfering with funding, SMBC carries highly liquid assets, such as U.S. Treasury securities, and has emergency borrowing facilities in place, which also enable foreign currency-denominated liquidity management.

Operational Risk

Operational risk is the possibility of losses arising from inadequate or failed internal processes, people and systems or from external events. SMFG is working to raise the level of sophistication of its management of operational risk across the whole Group by providing an effective framework for the identification, assessment, control and monitoring of significant risk factors and by establishing systems for contingency and business continuity plans.

At SMBC, on the basis of SMFG's Groupwide basic policies for risk management, the Operational Risk Management Department set up in the General Affairs Department is responsible for centrally supervising overall operational risk management, jointly with the departments specifically responsible for controlling processing risk and systems risk.

To facilitate effective operational risk management, these departments collect and analyze internal historical data on losses, assess internal control, and undertake risk management according to the risk characteristic, such as processing and systems risk.

In addition, SMBC controls its exposure to operational risk through risk capital allocation based on a quantification model.

Processing Risk

Processing risk is the possibility of losses arising from negligent processing by employees, accidents, or unauthorized activities.

SMFG recognizes that all operations entail processing risk. We are therefore working to raise the level of sophistication of our management of processing risk across the whole Group by ensuring that each branch conducts its own regular investigations of processing risk; minimizing losses in the event of processing errors or negligence by drafting exhaustive contingency plans; and carrying out thorough quantification of the risk under management.

In the administrative regulations of SMBC, in line with SMFG's Groupwide basic policies for risk management, the basic administrative regulations are summarized as "comprehending the risks and costs of administration and transaction processing, and managing them accordingly," and "seeking to raise the quality of administration to deliver high-quality service to customers." Adding new policies or making major revisions to existing ones for processing risk management requires the approval of both the Management Committee and the Board of Directors.

In the administrative regulations, SMBC has also defined specific rules for processing risk management. The rules allocate processing risk management tasks among six types of departments: the Operations Planning Department, compliance departments, operations departments, transaction execution departments (primarily front-office departments and branches), the Internal Audit Department, and the Customer Relations Department. In addition, there is a specialized group within the Operations Planning Department to strengthen administrative procedures throughout the SMBC Group.

Systems Risk

Systems risk is the possibility of a loss arising from the failure, malfunction, or unauthorized use of computer systems. SMFG recognizes that reliable computer systems are essential for the effective implementation of management strategy in view of the IT revolution. We strive to minimize systems risk by drafting regulations and specific management standards, including a security policy. We also have contingency plans with the goal of minimizing losses in the event of a system failure. The development of such a systems risk management system ensures that the Group as a whole is undertaking adequate risk management.

At SMBC, safety measures are strengthened according to risk assessment based on the Financial Services Agency's *Financial Inspection Manual*, and the *Security Guidelines* published by The Center for Financial Industry Information Systems (FISC).

Because computer-related trouble at financial institutions now has greater potential to impact the public, and with systems risk diversifying owing to the IT revolution, the resulting expansion of networks and the rise in the number of personal computer users, the necessary steps are taken to ensure the smooth, secure operation of our information systems. We have duplicated all systems and infrastructures, and the computer centers in eastern and western Japan have been fully proofed against earthquakes and other disasters. To maintain the confidentiality of customer information and prevent information leaks, sensitive information is encrypted, unauthorized external access is blocked, and all known countermeasures to secure data are implemented. There are also contingency plans and training sessions held as necessary to ensure full preparedness in the event of an emergency. To maintain security, countermeasures are revised as new technologies and usage patterns emerge.

Settlement Risk

Settlement risk is the possibility of a loss arising from a transaction that cannot be settled as planned. Because this risk comprises elements of several types of risk, including credit, liquidity, processing, and systems risk, it requires interdisciplinary management. At SMBC, the Operations Planning Department is responsible for coordinating the management of settlement risk with the Credit Planning Department, which oversees credit risk, and the Corporate Risk Management Department, which oversees liquidity risk.

| Corporate Social Responsibility |

As a new financial services complex in step with the needs of the 21st century, SMFG's goal is to earn the highest trust of society by meeting the public's expectations and fulfilling its social responsibilities.

Earning the highest level of trust requires the balanced provision of value to our four constituencies: customers, shareholders and the market, the environment and society, and employees. Through this process, we aim to contribute to the sustainable development of society as a whole, and to fulfill our corporate social responsibility.

Our framework for fulfilling our obligations to society is described in the Risk Management section and the Business Overview section, as well as the following pages. The main points are as follows.

First, we will maintain sound management through the further enhancement of our management structure. To this end, we will further strengthen our capabilities in corporate governance, internal audits, compliance, risk management, information disclosure and other aspects of our business.

Second, we will prosper together with our customers by offering high value-added products and services.

Third, we are committed to making continuous efforts in social contribution activities and environmental initiatives, to realize a better society and help preserve the integrity of the environment.

Fourth, we foster a free and unrestricted working atmosphere that emphasizes respect for individuals and allows employees to realize their full potential.

In April 2005, SMFG established a Group CSR Committee, and SMBC established its own CSR Committee, as well as a CSR Department within its Corporate Planning Department.

Through these committees, SMFG is taking steps to adopt a more high-profile stance with regard to corporate social responsibility.

■ Commitment to CSR by SMFG and SMBC



Contributing to the sustainable development of society
Customers
Shareholders and market
Society and environment
Employees
CSR activities at SMFG
High value-added products and services
Sound management
Social and community activities and environmental activities
Corporate culture that respects individuals
Solid management structure (corporate governance, internal audits, compliance, risk management, information disclosure, etc.)

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世の中の、幸せの窓口になろうと思う。
CSR
CORPORATE
SOCIAL
RESPONSIBILITY
三井住友銀行
SMBC
SMFG

Corporate Governance

The SMFG Corporate Governance System

Further enhancement of corporate governance is a high-priority management issue at SMFG and all Group companies.

SMFG employs the corporate governance system of the Japanese Commercial Code, in which the statutory auditors oversee the execution of business by the directors. At SMFG, we have five corporate auditors, of whom three are outside auditors. The auditors monitor the execution of business operations of SMFG and its subsidiaries by attending important management-level meetings, notably those of the Board of Directors, where business matters are reported on by the directors and executive officers. They also peruse documents relating to important decisions, and are reported to by staff members of the internal audit departments, representatives of subsidiaries of SMFG, and independent auditors (certified public accountants).

The Chairman of SMFG serves as the Chairman of the Board of Directors of SMFG. This is to separate the role of the president of SMFG, whose responsibility is to exercise overall supervision of the execution of business activities of SMFG and other Group companies from the role of supervising management. We also have outside directors to improve the effectiveness of the Board, as well as four committees—the Auditing Committee, the Risk Management Committee, the Compensation Committee, and the Nominating Committee—to improve its oversight function. Outside directors are appointed to all these committees to facilitate the implementation of corporate governance from a suitably objective perspective. As the need for objectivity is particularly acute in the case of the Auditing Committee and the Compensation Committee, the chairmanship of these committees is assigned to outside directors. To ensure that the execution of the Group's business operations is in conformity with the law, the outside directors are chosen from among the ranks of specialists such as certified public accountants and lawyers.

The committees are delegated by the Board the responsibility for considering the issues listed below, and report to the Board.

◦ **Auditing Committee**

Significant issues relating to Groupwide internal auditing

◦ **Risk Management Committee**

Significant issues relating to Groupwide risk management and compliance

◦ **Compensation Committee**

Remuneration of Board members and executive officers of SMFG and SMBC

1. Issues related to remuneration, salaries, and incentive program
2. Other remuneration issues

◦ **Nominating Committee**

Appointment of directors of SMFG and SMBC

1. Issues related to the selection of candidates for Board directorships
2. Issues related to the appointment of managing directors having specific management responsibilities, and issues related to the appointment of representative directors
3. Other major personnel issues related to directors

SMFG has created the Management Committee, under the direct supervision of the Board of Directors and chaired by the president of SMFG, as the top decision-making body on business administration and management supervision of the entire Group. The committee, composed of directors chosen by the president, considers important matters relating to the execution of business, and the president has the authority to make the final decision, in accordance with the basic policy determined by the Board of Directors, after considering the committee's recommendations.

In addition to the above, SMFG also has a Group Strategy Committee to serve as a forum for the top management staff of all Group companies to exchange opinions and information on their respective business plans. With regard to the three Group companies Sumitomo Mitsui Card Company, Limited, SMBC Leasing Company, Limited, and the Japan Research Institute, Limited, the director in charge of each subsidiary serves as a part-time director of these companies to strengthen the supervision of SMFG over their operations.

The SMBC Corporate Governance System

To ensure sound and transparent management, SMBC separates the two functions of management: decision-making at the operational level, and supervision of the management of the bank from a longer-term perspective. For this purpose, the bank employs a system in which executive officers are responsible for operational duties, while the supervisory function is exercised principally by the Board of Directors.

The chairman of the bank serves as the chairman of the Board of Directors, and to clearly separate his functions from those of the president of the bank, whose responsibility is to exercise overall supervision of the bank's activities, the chairman does not simultaneously serve as an executive officer; instead, he is primarily responsible for supervising management in their execution of operational duties. Following the practice at SMFG, outside directors—two in this case—are appointed to the Board of Directors of SMBC, with the aim of introducing an objective viewpoint so as to strengthen the supervision of corporate governance.

Executive officers are selected by the Board to manage each of SMBC's businesses. As of June 30, 2005, there were 68 executive officers, including the president, 10 of whom concurrently serve as directors. The Management Committee, under the direct supervision of the Board of Directors, is the highest decision-making body at the operational level. The president chairs the committee and selects its members from the executive officers. The committee members consider important management issues in light of the policies laid down by the Board of Directors, and the president has the authority to make the final decision after considering the committee's recommendations.

The president designates certain members of the Management Committee as Authorized Management Committee Members in charge of particular head office departments, as well as supervisory officers, who are responsible for overseeing the operations of each business unit. All of these designated individuals are charged with implementing the directives of the Management Committee within the businesses they oversee.

Internal Audit System

An Outline of the Internal Audit System

The Audit Department of SMFG is responsible for conducting internal audits for the Group in a process separate from the oversight exercised by the Board of Directors on the shareholders' behalf. The Auditing Committee, which reports directly to the Board of Directors, was established in June 2005. The Internal Auditing Committee, which reports to the Group Management Committee, has also been set up to raise the profile of internal auditing and facilitate the effective conduct of audits. The Internal Auditing Committee meets every quarter, and the members discuss important matters relating to internal auditing based on reports prepared by the Audit Department.

With the objective of helping realize optimal management and business operations of the Group and ensuring the soundness of the Group's assets, the Audit Department conducts internal audits of the operations of all units and departments. The audits have the additional aim of verifying that the Group's internal control system, including compliance and risk management, is appropriate and effective. The Audit Department is also responsible for supervising the internal auditing systems of each Group company. It monitors the implementation of internal audits at each company and carries out its own audits directly when deemed necessary. By these means, we are able to verify the appropriateness and effectiveness of internal control of each Group company. Based on the results of these audits, suggestions are made and/or guidance provided, as necessary, to sections or departments of SMFG, or to Group companies.

At SMBC, we have set up auditing departments independent of bank units involved in marketing activities. We established the Internal Audit Department and the Credit Review Department within the Internal Audit Unit. As at SMFG, in June 2005 the bank set up the Internal Auditing Committee, which reports to the Management Committee. The committee receives reports on important matters from the auditing departments and deliberates on them.

The Internal Audit Department is responsible for auditing the state of legal compliance, and the management of market, liquidity, operational, and systems risks at SMBC's head office departments and domestic and overseas branches, and at all other business offices of SMBC subsidiaries in Japan and overseas.

Auditing of operations at each head office department focuses on the crucial themes that arise in the management of specific business operations and risk categories and emphasizes verification of "Target Audits" across the whole of the bank's organization. Moreover, audits of branches and offices include the verification of compliance and operational risk management frameworks, as well as the checking of operations, and recommendations are made in the case of problems.

The Credit Review Department audits credit risk management, including the accuracy of ratings and self-assessment.

Internal auditing departments have been set up at other Group companies, according to the respective nature of each company's line of business.

Enhancing Efficiency of the Internal Auditing Process

The Audit Department has adopted auditing methods in line with the standards of the Institute of Internal Auditors (IIA)*, an international body. It conducts risk-based audits and spreads the concepts and methods to the Group companies.

Additionally, to effectively fulfill its role as the central body for internal auditing, the staff of the Audit Department constantly work to collect the latest information on internal auditing from inside and outside Japan and to distribute it to all Group companies. They also organize training courses, which are conducted by outside experts, for all the staff of Group companies, and encourage the staff to obtain international qualifications, to raise their level of specialist expertise in internal auditing. To improve the effectiveness of auditing still further, we are also taking active steps to ensure that our internal auditing standards are in line with those set forth by the IIA, and these auditing standards are being introduced on a graduated basis at all Group companies.

* The Institute of Internal Auditors (IIA) was founded in 1941 in the United States as an organization dedicated to helping raise the level of specialization and professionalism of internal auditing staff. In addition to conducting theoretical and practical research, the IIA administers examinations for Certified Internal Auditor® (CIA), which is the globally accepted qualification in the field.



SMFG
Shareholders' Meeting
Corporate Auditors/ Board of Corporate Auditors
Board of Directors
Nominating Committee
Compensation Committee
Risk Management Committee
Auditing Committee
Office of Corporate Auditors
Group Strategy Committee
Management Committee
Internal Auditing Committee
[Subject of Audit]
All Departments
Internal Audits
Audit Dept.
SMBC
Shareholders' Meeting
Corporate Auditors/ Board of Corporate Auditors
Board of Directors
Management Committee
Internal Auditing Committee
Office of Corporate Auditors
[Subject of Audit]
Head Office/Business Units
Internal Audits
Internal Audit Unit
Internal Audit Dept.
Credit Review Dept.
Audit
Monitoring

Compliance at SMFG

Basic Compliance Policies

At SMFG, as shown below, we have set out our Business Ethics—basic principles of social responsibility that we follow—positioning the strengthening of the compliance system as one of the Group's top management priorities.

Business Ethics

I. Satisfactory Customer Services
We intend to be a financial services complex that has the trust and support of our customers. For this purpose, we will always provide services that meet the true needs of our customers in order to obtain their satisfaction and confidence in the Group.

II. Sound Management
We intend to be a financial services complex which maintains fair, transparent, and sound management based on the principle of self-responsibility. For this purpose, along with obtaining the firm confidence of our shareholders, our customers, and the general public, we take a long-term view of our business and operate it efficiently, and actively disclose accurate business information about the Group. Through these procedures, we will maintain continuous growth on a sound financial basis.

III. Contribution to Social Development
We intend to be a financial services complex which contributes to the healthy development of society. For this purpose, we recognize the importance of our mission to serve as a crucial part of the public infrastructure and also our social responsibilities. With such recognition, we undertake business operations that contribute to the steady development of Japan and the rest of the world, and endeavor, as a good corporate citizen, to make a positive contribution to society.

IV. Free and Active Business Environment
We intend to be a financial services complex for which all officers and other employees work proudly and with great spirit. For this purpose, we respect people, and train and produce employees with professional knowledge and ability, thereby creating a free and active business environment.

V. Compliance
We intend to be a financial services complex that always keeps in mind the importance of compliance. For this purpose, we constantly reflect our awareness of these Business Ethics in our business activities. In addition, we respond promptly to directives from auditors and inspectors. Through these actions, we observe all laws and regulations, and uphold moral standards in our business practices.

To carry out our mission of serving as a crucial part of the public infrastructure, and to fulfill our important social responsibilities as a financial services complex, we continuously strive to develop and evolve a more effective compliance system, and with this, become an outstanding global corporate group.

Management of Legal Risk

Legal risk, which refers to the possibility of loss (including reputational loss) arising from acts that break the law or violate the conditions of contracts, principally as a result of failure to sufficiently examine the legal implications before taking action, has become a matter requiring even greater attention in recent years, owing to the widespread deregulation of the financial sector.

Consequently, SMFG has laid down procedures for managing legal risk, collecting information on business laws and ordinances and examining the legal implications of new products, services and contracts under consideration. In these ways, SMFG is enhancing legal risk management.

Group Management of the Compliance System

Since the establishment of SMFG as a financial holding company in December 2002, we have been providing appropriate directions and guidance, as well as monitoring each Group company's compliance system, from the perspective of ensuring the sound and proper conduct of business activities throughout the entire Group.


Sumitomo Mitsui Financial Group, Inc.
Corporate Auditors
Audit
Board of Directors
Management Committee
Outside Experts
Guidance
Directions
Report
Compliance Committee
Report on Results of Audit
Directions
Directions
Report
Audit Dept.
Compliance Group, General Affairs Dept.
Monitoring
Perform Audits
Compliance System Oversight and Legal Support
Report
Departments and Offices
General Manager responsible for compliance
Compliance Officers to assist General Manager
Management
Report
Management
Report
Group Companies
SMBC, Sumitomo Mitsui Card, SMBC Leasing, and JRI

Compliance at SMBC

Strengthening the Compliance System: A Top Management Priority

Compliance with laws, regulations, and other social standards is a matter of course for corporations. Ensuring compliance is a particularly important issue for banks because of their central role in the financial system and socioeconomic infrastructure.

Consequently, in accordance with the basic concept of compliance instituted throughout the Group, SMBC expects and demands that all directors, officers, and other employees assign utmost value to maintaining people's trust, abide by laws and regulations, maintain high ethical standards, and act fairly and sincerely.

SMBC's Compliance System and Management

As shown below, SMBC employs a dual structure whereby, firstly, each department and office is individually responsible for ensuring that its conduct complies with laws and regulations, and secondly, the independent Internal Audit Unit conducts impartial audits of department and branch compliance.

To make this basic structure effective, the bank conducts the following operations.

Compliance Manual

Set out in accordance with the resolution of the Board of Directors, the *Compliance Manual* lays out specific Rules of Conduct. These Rules of Conduct comprise 60 items describing relevant laws and regulations, as well as providing procedural guidelines and specific examples of conduct that must be followed by all directors, officers and employees of SMBC.

Compliance Program

The program's primary objective is to effectively implement the compliance system at SMBC and its consolidated subsidiaries. The Board of Directors annually updates the compliance program. The Board of Directors decides concrete annual plans regarding compliance, which include a review of rules and regulations, as well as the content and schedule of training programs, to further strengthen the compliance system.

Appointment of Compliance Officers

A compliance officer has been assigned to each department and branch to ensure the integrity of the compliance system.

Compliance Committee

The Compliance Committee is a cross-sectional organization, ensuring that compliance issues are reviewed and discussed widely. It is chaired by the director responsible for compliance issues and includes the heads of relevant departments. To enhance objectivity, the Committee includes an outside legal expert who serves as an advisor.

■ Compliance System Overview



Audit Reports
Management
Directions
Directions
Auditing Role
(Internal Audit Unit)
Strict check as independent unit
Autonomous Role
(Business Units)
Thorough advance check based on self-regulation
Support Role
(General Affairs Department)
Compliance system oversight and legal support
Audits of Operations
Compliance System Oversight and Legal Support
Conducts audits of all operations. Reports directly to top management.
Each department is responsible for conducting compliance checks under the supervision of the branch or department manager.
Responsible for planning the compliance system. Investigates legal issues in support of each unit.

Environmental Preservation Initiatives

SMFG and Environmental Issues

SMFG assigns a high management priority to environmental issues. Our Group Environmental Policy sets out the Group's basic action guidelines. We also have a Group CSR Committee which promotes coordinated, Groupwide environmental activities.

The Group Environmental Policy

Basic Concepts

Recognizing the importance of realizing a sustainable society, SMFG is making continuous efforts to harmonize environmental preservation and corporate activities, in order to support the economy and contribute to the general well-being of society as a whole.

Specific Environmental Policies

- We provide environment-friendly financial products, information, and solutions that help our customers in their efforts to preserve the eco-system
- We devise ways to reduce levels of environmental risk posed by our own activities and those of society at large
- We are determined to fulfill our social responsibilities through the conservation of resources, energy saving, and the reduction of waste
- We enforce a policy of strict adherence to environment-related laws and regulations
- We practice a high level of disclosure of information relating to the Group's environmental activities, and make ceaseless efforts to improve our contribution to environmental preservation, incorporating the views of our staff and concerned persons from outside the Group
- We place a high priority on thoroughly educating our staff in our environmental principles, and in ensuring that they conform to these principles in the performance of their work
- We actively and effectively conduct environmentally aware management, and make continuous efforts to improve our system for tackling environmental issues, including by setting targets for each business term and reviewing them when deemed advisable
- These policies are published on the Group's website, and are also available in printed form upon request

June 29, 2005
Teisuke Kitayama
President
Sumitomo Mitsui Financial Group, Inc.

SMFG's Environmental Action Plan

The Group CSR Committee promotes coordinated Groupwide environmental activities. Based on our Group Environmental Policy, we have a three-pronged action plan focusing on:

1) The reduction of environmental impact
2) The practice of environmental risk management
3) The promotion of environment-related businesses

The Group CSR Committee systematically follows the PDCA cycle of planning, performing, checking and improving in pursuing environmental activities centered on these three areas.

Group CSR Committee



Chairman
Director of SMFG
Supervisory Unit
SMFG Corporate Planning Dept.
Group CSR Committee
● Committee members
■ SMFG
■ SMBC
■ Sumitomo Mitsui Card
■ SMBC Leasing
■ JRI
● Strategy Adviser
■ JRI

SMFG's Environmental Action Plan and the PDCA Cycles



The Group Environmental Policy
Implement environmental initiatives
Reduce environmental impact
Manage environmental risk
Promote environment-related businesses
PLAN
DO
CHECK
ACT

SMFG Group Initiatives

We have been focusing on providing information to our customers to raise their awareness of environmental issues. The major initiatives are as follows.

● Publication of Environmental Magazine SAFE

This magazine, through which we provide environment-related information to our corporate clients, has been published on a bimonthly basis since 1996. Current circulation is approximately 4,000 copies, and it is sent to clients of our Group companies as well as customers that have participated in past "Environmental Seminars" (described later) and others.

Each issue of this publication includes interviews with the top management of companies at the forefront of the environmental preservation movement. It also introduces environmental technologies, highlights trends in legal regulations, and examines other current topics.

An Overview of SAFE Magazine

- 1st edition: April 1996
- Published by:
  SMFG Public Relations Department
- Circulation:
  Approximately 4,000 per edition
- Major recipients:
  Clients of each company
  Central and local government offices, etc.

Available on SMFG's Japanese-language website only


SAFE
vol.53

● SMFG Environmental Seminars

The third SMFG environmental seminar was held on March 10 and 11, 2005, with the attendance of about 480 participants from around the country, primarily clients of Group companies. Lecture topics included "Climate Change and Financing."

A survey of participants indicated that they would like SMFG to provide information on environment-related issues. In the future, we intend to continue to support our customers' environmental projects by holding more seminars, issuing magazines and periodicals, and publishing books.

Environmental Initiatives Demanded of SMFG


Environmental consulting etc.
Information
Funding
Eco-funds, etc.
18%
14%
16%



● Signatory to the UNEP Statement by Financial Institutions

The United Nations Environment Programme (UNEP), a UN organization dedicated to advancing environmental issues, has established a support structure for the promotion of the environmental preservation movement within each industry. Our company is a signatory to the UNEP Statement by Financial Institutions.

● Signatory to Carbon Disclosure Project (CDP)

SMBC became a signatory to the Carbon Disclosure Project (CDP) in February 2005. The CDP serves a secretariat function in a process whereby institutional investors and financial institutions concerned over the issue of climate change cooperate in requesting global corporations to disclose their worldwide policies and initiatives on environmental issues.

● Inclusion of SMFG Shares in SRI* Index Funds

SMFG's stock is included in four of the world's five major global indexes of socially responsible companies, reflecting SMFG's excellent reputation for environmental conservation initiatives and social contribution activities (described later).

* SRI (Socially Responsible Investment) refers to investment in companies that demonstrate responsible business conduct.

Included in:

FTSE4Good Global Index
FTSE4Good Global 100 Index
Ethibel Sustainability Index Global
Morningstar Socially Responsible Investment Index

Not Included in:

Dow Jones Sustainability World Index

Major Initiatives by Group Companies

The chart below shows the various environment-related initiatives of Group companies, centered around the three prongs of our Environmental Action Plan:

1. The reduction of environmental impact
2. The practice of environmental risk management
3. The promotion of environment-related businesses

Objectives	Initiatives	SMBC	Sumitomo Mitsui Card	SMBC Leasing	JRI
Reduce environmental impact	Reducing energy usage, such as electric power and water usage	○	○	○	○
	Promoting green purchasing	○	○	○	○
	Reducing paper consumption	○	○	○	○
	Providing training on environmental issues	○	○	○	○
Practice environmental risk management	Establishing credit rules on companies with high environmental risk	○	—	○	—
	Selling items that can be reused	—	—	○	—
	Proposing policies and measures related to the environment	—	—	—	○
Promote environment-related businesses	Promoting soil decontamination and helping companies apply for ISO certification	○	—	—	○
	Promoting energy-conserving projects, such as ESCOs and ESPs	—	—	○	○
	Providing information (publishing books, etc.)	—	—	—	○

Reducing Environmental Impact

Activities such as energy conservation in the office and reduction of paper consumption directly decrease the environmental impact of business activities. Specific measures focus on conserving natural resources by curbing the use of energy and paper, rationalizing office work and minimizing expenses. In addition, each Group company has set certain targets for curbing the usage of electricity and other forms of energy (described later on pages 68-71).

● Aiming for a paperless office

SMBC and the Japan Research Institute (JRI) are aiming for a paperless office through the widespread use of IT and the implementation of business process reviews. Through the creation of databases, they are computerizing their in-house administrative operations. SMBC has installed an electronic forms system and has been switching to electronic forms for bank branches. Through these initiatives, the SMFG Group reduced its paper consumption by 66% as of March 31, 2005.

● Environmentally Friendly Direct Mail

At SMBC, we use envelopes with glassine paper over the window portion when sending transaction statements and other direct mail to individual customers. Because glassine paper does not emit dioxin when burned, the envelopes can be recycled together with ordinary paper.

● Certificate of Green Power

SMBC has adopted Japan Natural Energy Company Limited's Green Power Certification System to conserve energy and formulate environmental measures. Electricity generated from April 2004 through March 2005 amounted to 912,000kWh.

Green Power Certification System



グリーン電力証書
Green
Power
WIND

The Certificate of Green Power represents, in concrete form, the merit of reducing the use of fossil fuels and CO_2 emissions, and increasing the use of natural forms of energy. SMBC has adopted this certificate system as part of its voluntary energy conservation and environmental measures.

Practicing Environmental Risk Management

Energy consumption and waste disposal are the immediate, obvious detrimental effects of business activities on the environment. A less obvious impact is soil contamination. When the environmental impact of business activities becomes substantial enough to attract public attention, companies face increased expenses and liabilities, such as declining sales and asset values as a result of legal and social requirements. As our clients are exposed to greater risks, these risks pose greater risks to SMFG as well, and there is the possibility that the bank will have to make a decision to limit the credit it can extend to a client company. It is necessary for financial institutions to take such considerations into account when making credit decisions.

Environmental Risks



Corporate Risk (Business Risk)
Latent environmental impact (e.g. soil contamination, etc.)
Obvious environmental impact (e.g. waste disposal)
Legal and social requirements
Reduced sales and asset values, higher expenses and liabilities
SMFG's risk
Impact on credit-limit decisions
An SMFG response for controlling credit limits

In March 2004, SMBC concluded an "Environmental Inquiry Written Agreement" with the Japan Bank for International Cooperation (JBIC) to assist in strengthening environmental assessments. Under this agreement, when SMBC undertakes co-financing with JBIC, SMBC can have access to JBIC's environmental assessment data.

In November 2004, SMBC Leasing received the highest rating from the Development Bank of Japan for the company's environmentally sensitive management promotion and investment system. Receiving this highest rating is evidence of the high regard in which the company's environmental risk management and environmental business are held.

JRI sounds the alarm about the environmental impact of corporate and household activities through media interviews and articles, involvement in the activities of government and municipal committees, and by making announcements at various events. Moreover, JRI advises on policies related to these effects on the environment and recommends ways for coping with environmental risks as part of the wide range of activities it undertakes to raise awareness about the environment

Promoting Environment-Related Businesses

Making use of each subsidiary's special characteristics, SMFG conducts various environment-related business activities. Through these activities, we are planning to further strengthen relationships with our clients.

Types of Environmental Businesses

Environmental businesses	Main target products and services
Funding environment-related corporations (Project finance, syndicated loans, etc.)	Introduction of environmental equipment, e.g. eco-cars
	Wind power generation, biomass power generation, etc.
Risk hedging for bad weather	Weather derivatives
Providing investment products and operations-related services	Eco-fund and *Web Passbook*
Consulting	Addressing soil contamination, facilitating the acquisition of ISO certification
Incubating environment-related projects and services	Soil decontamination, ESCO and ESP projects, etc.
Providing information	Publishing informational periodicals; holding seminars

SMBC's Activities

●Funding (Project Finance, Syndicated Loans, etc.)

Project No. 1

On July 6, 2004, SMBC, as one of the lead arrangers, announced project financing worth ¥23 billion for a power generation project on the shore of Tokyo Bay that utilizes recycled industrial waste as fuel, and is part of the Super Eco-Town Project sponsored by the Tokyo Metropolitan Government.

The power generation project is the largest of its kind in Japan. The initial investment is scheduled to be recouped principally from waste treatment fees charged to the companies discharging the waste. This is the first case in Japan of the project finance method being employed by banks to fund the construction and operation of a waste treatment facility, which is subject to the full range of market risks.

Project Structure



Sponsor(s)
Financial institutions
The Government
Investment
Loan contract
Subsidies
Tokyo Metropolitan Government
Basic agreement, land sales contract
Invitation of bids for Super Eco-Town Project contract
Contractors for construction, operation, and maintenance
Contract for construction, operation, and maintenance
Tokyo Waterfront Recycle Power Corp.
Companies discharging waste
Industrial waste
Electric power facility
Thermal recycling
Electric power company
Power sales contract
Construction materials suppliers
Sales contract (slag)
Material recycling
Intermediate treatment companies
Industrial waste furnace
Waste treatment contract
Recycling companies
Sales contract (metals, etc.)
Non-combustible materials
Fused ash
Residual ash
Furnace for infectious medical waste
Medical institutions
Waste treatment contract
Landfill fees
Disposal site

Project No. 2

Syndication with local financial institutions is underway in Iwakuni City, in Yamaguchi Prefecture, for Iwakuni Wood Power Co., a wood biomass power generating company. Power generation plants using wood chips made from the waste products of forestry projects and construction byproducts as fuel have been receiving much attention nationwide. The "carbon neutral" properties of biomass are also discussed in the Biomass Nippon Strategy issued by a cabinet resolution in December 2002. Applying this property to power generation can contribute to reducing the CO_2 that is the byproduct of energy.

Project Structure for Iwakuni Wood Power Co.



The First Energy Service Company
Investment
Green Energy Holdings, Inc.
Investment
Biomass power generation company
Suppliers of specified scale power generators, power retailers
Electricity sales
Fuel suppliers
Wood chips
Iwakuni Wood Power Co.
Renewable Portfolio Standard (RPS) sales
Syndicated loans
SMBC, regional banks
Electric power utility companies

Project No. 3

In March 2003, SMBC supported funding of a wind-power generation project in the Hibikinada area of Kitakyushu City through the project finance method.

Project Structure



Insurance company
Electric power company
City
Power sales contract
Insurance contract
Grants permission for use of municipal land
EPC contract and operation & maintenance contract
NS Wind Power Hibiki (SPC)
Nippon Steel Corp. and 3 other companies
Investment
Loan contract
Sponsor support contract
SMBC, regional banks

SMBC will continue to provide strong support to companies engaged in building the infrastructure of a sustainable society, such as alternative energy sources like wind power and the combustion of waste materials, for which demand is expected to rise steeply over the foreseeable future.

● Providing Financing (Mortgage Loans)

SMBC is working with leading housing construction companies to provide mortgage loans that encourage people to purchase environmentally friendly houses.

● Weather Derivatives

SMBC's product lineup includes weather derivatives. Weather derivatives are derivative instruments based on weather conditions such as temperature, rainfall, snowfalls, etc. They are used to hedge the risk of deterioration in operating profit resulting from unseasonable and extraordinary weather caused by global warming, etc. SMBC is expanding its product lineup to further enhance customer convenience.

Weather Derivatives



Factors causing fluctuations in operating profit
Economic factors (business trends, interest rates, exchange rate movements)
Market factors (product development, market share)
Social factors (fiscal policy, tax system)
Factors due to natural phenomena
Hedge against mild winters, cool summers and rainfall

Weather Derivative Needs

Industry	Major risk	Hedge basis
Gas	Temperature	Consumption declines due to fierce heat in summers and mild winters
Electric power	Temperature	Sales declines due to cool summers and mild winters
Air conditioning equipment manufacturing & sales		
Food and drink		
Restaurant industry	Rainfall Temperature	Fewer customers due to bad weather Slump in sales of seasonal products
Department store		
Tourism and leisure industries	Rainfall Temperature Snowfall	Fewer customers due to bad weather Refunds due to event cancellations
Outdoor theme parks		
Agriculture-related	Rainfall Temperature	Poor crops due to low or high rainfall, fierce heat or cool summers

● Sales of Eco-Funds

SMBC's investment trust product lineup includes the equity eco-fund "Eco Japan," which is managed by UBS Global Asset Management (Japan) Ltd.

The eco-fund is an investment trust that targets companies with excellent environmental management. JRI has been consigned the research for this fund, and donates a part of the profit relating to the research contract from the UBS eco-fund to the Japan Committee of the World Wide Fund for Nature (WWF).

Eco Japan Structure



JRI
Tokyo Stock Exchange
1st Section
(approx. 1,500 companies)
⇒ Eco-selection
(approx. 250 companies)
UBS
Group selection
(approx. 100 companies)
SMBC
Eco Japan sale

● Using "MC Stations"

SMBC has set up "MC (Money-Lifestyle Consulting) Stations," dedicated PC terminals that allow easy and paperless transactions at "MC Desks." This takes advantage of the company's know-how regarding the consultation-window work process cultivated through "*O*ne's *D*irect" Internet banking. It has substantially reduced the paperwork involved in the purchase of investment trusts and the repayment of loans ahead of maturity. This, in turn, has improved customer satisfaction, by reducing waiting times and enabling the provision of in-depth consultations. The introduction of this system has substantiallyreduced the volume of paper used for application forms and various fliers, and thus contributes to environmental preservation.



● "*Web Passbook*" Promotion

Instead of issuing an ordinary bank passbook, SMBC has started issuing the "*Web Passbook*," which allows for checking the content of transactions via the Internet. This has helped the bank to greatly reduce its paper consumption. The system has yielded the benefit that the bank and passbook user simultaneously contribute to the preservation of the environment. A "*Web Passbook*" campaign held from May–July 2004 yielded around 130,000 applications. A donation of ¥10 was made to the WWF for each applicant, for a total donation of roughly ¥1.3 million.



Record of deposits & withdrawals
Web Passbook
Calender
Customizing feature
Record of transactions

●Promoting *Web21* (Internet banking for corporate clients)

SMBC is promoting *Web21*—Internet banking for companies—and successor to the previous *Exchange EB (Electronic Banking) Services* system. This will ensure the provision of upgraded services, such as inquiries for trading account transaction statements and lump-sum remittances. Internet banking will contribute to reducing the volume of paper used for manuals and other documents, as well as the number of CD-ROMs needed for software installation.



Your firm
Internet
Inquiries, deposits, transfers, data transmission
SMBC
Depositing, fund transfers, and payment of taxes and various other charges
Database
Conduct banking transactions from your office
Encrypted transmissions (128-bit SSL)
Internet Banking
Web21
Customer/Transaction Period
• Deposit or transfer (reservations for same-day processing, and also for the following business day).
• Lump-sum remittances (specified-date remittances made as a single package)
• Payment of taxes, various other charges
Employment insurance premiums, corporate taxes, government employment insurance and national pension premiums, health insurance premiums, income taxes, consumption taxes, withholding tax

● Eco-Consulting

Through collaboration between SMBC and JRI, SMFG undertakes eco-consulting, providing client companies with comprehensive support for dealing with environmental management issues. Depending on the client's needs, SMBC will introduce JRI, which employs staff with a broad range of specialties to help the client. Such a system enables an appropriate and high-level response to customers' diverse and sophisticated needs.

Consulting Structure



Customer
1) Discussion
SMBC
3) Consulting
2) Introduction
JRI
● Assistance in acquiring ISO 14001 certification
● Environmental accounting
● Soil contamination concerns
● Energy conservation
● Eco-marketplace
● Environment-related private finance initiatives

(Revised in March 2005)

JRI's Activities

Apart from the aforementioned eco-consulting, JRI is actively promoting the incubation of environment-related start-ups.

● Soil Decontamination Consulting

JRI provides a consulting service on soil contamination for clients holding land assets. Specifically, JRI's experts conduct a simple assessment of the degree of contamination of the soil on the customer's property, including an estimate of decontamination costs, and help the customer draw up a strategy for the usage of the property. In the event of the sale of the property, JRI provides support services for more detailed soil contamination assessment and decontamination. This service enables customers to preserve environmental integrity without hindering the vigorous development of their business operations.

● Energy Service Provider (ESP) Initiatives

An ESP provides energy conservation services for changing electricity charges from a fixed to a variable cost. The company E-cubic Co., Ltd., established by the JRI consortium, is Japan's first ESP company. It uses as its main tools the gathering and analysis of electric power consumption data, and has developed a system that automatically draws up management reports to enable the "visualization" of energy consumption.

This company's corporate customers can obtain an accurate grasp of their daily levels of electricity consumption, and it is possible for them to produce precise guidelines to identify and reduce energy wastage. Moreover, the service fees are paid for by the savings on energy costs. The potential market for this service, which targets mainly private-sector clients, is estimated at ¥100 billion (US$909 million).

● Bio Net. Consortium

JRI is actively promoting the commercialization of new fuels. Following ratification of the Kyoto Protocol, Japan is committed to reducing emissions of greenhouse gases by 6% from the level of 1990. Energy conservation alone will not enable us to meet this difficult target. Japan must also promote the use of alternative power sources, such as wind power, solar power and biomass.

The Bio Net. Consortium aims at creating an infrastructure to deliver biogas generated from livestock waste, wastewater sludge and food waste to hospitals, manufacturing plants, restaurants and other facilities. Biogas is a carbon-neutral fuel (a fuel that will not increase atmospheric carbon dioxide when burned).

The Bio Net. Consortium plans to conduct field tests in Hokkaido, the northern Japanese island where stock farming is a major industry. If the Hokkaido field tests prove successful, the next move will be to construct a nationwide network spanning dairy farming areas from Tohoku to Kanto, and on to Kyushu, as well as food processing facilities and wastewater treatment facilities.



Establish and maintain biogas facility
Livestock farmer
1) Establish small biogas facility for power generation
Biogas
Management company
Livestock farmer
2) Retrieve only biogas
Consumer (factories, hospitals etc.)
Information management
Ascertain supply and demand
Biogas
Meal services factory (Meal service center)
3) Supplied via gas cylinder
Biogas
Livestock farmer
Livestock farmer
Digestion gas
Sewage processing plant

● MATICS Consortium

The MATICS (Material Tracing IC System) Consortium has developed systems and services employing IC tags for controlling the process by which waste is designated for reuse, recycling, or disposal. IC tags contain IC chips encrypted with data for system users, and data can be read or added without having to actually make contact. The use of IC tags makes it easy to trace the reused or recycled product's history. In addition, transport and processing details on a discarded item can be easily traced. The consortium intends to apply this system to the recycling of automobile parts, focusing on management of product quality data.

Management of disposed waste materials does not end with tracing. A system is being developed to provide comprehensive disposal management services that include reducing disposal costs, increasing efficiency at disposal sites, and risk management. In fiscal 2004, trials to verify the tracing of waste articles from medical organizations and factories were conducted at a large-scale hospital and an environmentally conscientious food industry firm. These trials confirmed the effectiveness of the system in improving operational efficiency.

● Energy Service Company (ESCO) Initiatives

An ESCO is an integrated energy service company that carries out energy conservation audits of a building or facility, draws up conservation proposals, plans, designs and builds energy conservation facilities and also guarantees energy reduction amounts.

The First Energy Service Company, Limited (FESCO) was established by the JRI consortium, and is the first energy service company in Japan. It proposes measures for demand-side energy reductions ranging from lighting, air-conditioning, transformers and motive power to the supply of energy from dispersed sources (such as energy co-generation from all types of engines, fuel cells, biomass generation, etc.).

ESCO corporations are a type of enterprise that have not existed in Japan until now, though in the U.S. they have formed a market that is valued in excess of ¥100 billion (US$909 million). The Ministry of Economy, Trade and Industry estimates that the market in Japan will expand to ¥130 billion (US$1.2 billion) in 10 years.

ESCO was listed on the Tokyo Stock Exchange "Mothers" market in March 2005.

○ Micro Grid Business

JRI runs the DESS (Decentralized Energy System & Software) Consortium, a group that investigates new business using micro grids (control technology for a dispersed power supply network). Presently, as part of the policy to reduce CO_2 emissions in the residential housing sector, the consortium is conducting research to ascertain the optimum control systems for realizing:

1) improved energy efficiencies
2) improved power supply reliability (maintaining continuous power supply even during power grid outages), and
3) reduced energy costs using a model in which a small fuel cell is located in each housing unit inside multiple-unit buildings.

By fiscal 2004, research activities had confirmed that these aims are technically feasible. In fiscal 2005, actual development and verification of the required software began. The consortium hopes to use the system in multiple-unit buildings by 2008.



Apartment Building (Multiple units)
301
Power generator
Heat-collecting layer
302
Power generator
Heat-collecting layer
201
Power generator
Heat-collecting layer
202
Power generator
Heat-collecting layer
101
Power generator
Heat-collecting layer
102
Power generator
Heat-collecting layer
Battery
Controls
Power line
Individual control device
1) Maintain balanced power supply and demand
2) Maximize power generation efficiency
3) Prioritized thermal loading operations

●Participation in a voluntary emissions trading system—an initiative of the Ministry of the Environment of Japan

JRI and SMBC are jointly participating in the voluntary emissions trading system led by the Ministry of the Environment of Japan. This system enables participants to sell excess credits or purchase credits to make up for insufficiencies, depending on their progress toward achieving their CO_2 emissions reduction targets (applied for in advance). Participating in the system helps companies deepen their understanding of the emissions trading process.

Overview diagram

1. Set fiscal 2006 emissions targets, taking the average emissions volume for the period 2002 through 2004 as the standard (from among applicants, select participants showing the most substantial reductions in emissions).
2. Fiscal 2005: Period for installing equipment (Environment Ministry provides subsidy).
3. Fiscal 2006: Work to achieve reduction.
4. At fiscal year-end: Verify achievement of target.
5. Companies failing to achieve their target can consider repaying the subsidy, or offset shortfalls by trading emissions credits.


Government
1. Setting CO2 reduction targets
Company
5-1. Subsidy termination
Subsidize 1/3 of expenses
2. Install energy-conserving facilities
Not achieved
3. Efforts to reduce in one year
(Emissions trading market)
4. Verify
Target achieved
Company failing to achieve target
Sale of excess credits
5-2. Purchase price
Company achieving target
Buy and sell
Other participants
Select 5-1, 5-2
Target achieved

Environment Ministry-related site

http://www.env.go.jp/earth/ondanka/det/

SMBC Leasing's Activities

● ESCO Enterprise Initiatives

SMBC Leasing supports ESCO companies indirectly by proposing leases when energy-conservation equipment is to be installed based on FESCO's energy-conservation proposals. SMBC Leasing proposes arrangements whereby the energy service fee and the lease fee are fixed within the range of cost-savings, and would therefore produce no additional cash-flow burden for clients.

ESCO Business Model


Facility owner
Energy service fees
Energy service contract
Equipment manufacturer
JRI Consortium
FESCO
Equipment delivery
Equipment installment
Installation contractor
Lease fees
Lease contract
SMBC Leasing

●Business Collaboration with Development Bank of Japan

Since the nineties, SMBC Leasing has been involved in activities to reduce environmental load. Through collaboration with companies participating in the ESCO program, the company is leasing energy-saving equipment and raising lease renewal and resale rates. Through these and other initiatives, SMBC Leasing has been promoting its 3R (Reduce, Reuse and Recycle) program, part of initiatives to contribute to the realization of a recycling-oriented society.

Through a new project financing system established in fiscal 2004, the Development Bank of Japan (DBJ) extends financial support to companies for which environmental considerations are emphasized as a management priority. SMBC Leasing has also received financing under this system. Moreover, SMBC Leasing and the DBJ entered into a business collaboration agreement, which they hope will lead to the expansion of business in the environment-related fields and contribute to the development of Japan's economy.

Specific Initiatives:

1. Popularizing the use of environmentally friendly equipment through collaboration in financing leases for such equipment
2. Developing financing programs, with leasing firms' asset valuation and asset management know-how and socially responsible investment (SRI) as the key concept
3. Promoting environmentally friendly management at leasing firms in local areas

●Lease-up Eco Town Homepage

SMBC Leasing on July 22, 2004 established a website, Lease-up Eco Town, a portal for selling equipment on which the leases have expired.

Site Description

●Site name: Lease-up Eco Town (LET)

●Participating companies:
- SMBC Leasing Co., Ltd.
- Diamond Lease Co., Ltd.
- IBJ Leasing Co., Ltd.
- Fuyo General Lease Co., Ltd.

● Products offered:

—Products on which lease periods have expired or lease contracts have been terminated, etc.

—Industrial machinery, business equipment, forklifts and other equipment

● Target audience:

Clients of the four participating companies, other companies (including sole-proprietorships), trading companies specializing in recycled items. (This service is not available to the general public.)

Site Features

●This site is the first of its kind operated jointly by major leasing companies in the industry.

●It is an eco-site, in that it promotes the reuse of items on which the leases have expired, and extends their useful lives.

●This site offers a broad lineup of products which only a major leasing company is capable of providing.

●Participation in voluntary emissions trading system led by Japan's Environment Ministry

SMBC Leasing is participating in the Environment Ministry's voluntary emissions trading system together with Obihiro Matsushita Electric Works, Ltd. and Matsushita Electric Works Engineering Co., Ltd. This system enables participants to trade emissions credits by selling excess credits and purchasing insufficient credits, depending on progress made toward the achievement of their CO_2 emissions reduction targets (applied for in advance). Participating in the system helps companies deepen their understanding of the emissions trading process.

Acquisition of ISO 14001 Certification

SMBC and JRI have acquired ISO 14001 certification, the international standard for environmental management systems.


ISO14001
JQA

ISO14001
JQA



Toward a Sustainable Society

At SMBC and JRI, instruction on environmental management systems (EMS) is included as part of the annual training program. JRI also offers environmental management training programs through its e-learning systems. SMBC and SMBC Leasing are also considering the introduction of e-learning systems for environment issues.

Corporate actions and individual actions must both function effectively if a sustainable society is to be achieved. We are pursuing a wide range of activities to enhance the effectiveness of corporate and individual initiatives for achieving a sustainable society.

Aiming at a Sustainable Society


Corporate activities
SMFG's EMS Activities
Clients (maximization of customer satisfaction)
Regional community (continuous improvement of corporate image)
Maximization of corporate value
Investors (long-term improvement of shareholder value)
Within the company (knowledge of EMS, etc.)
Contributing as a corporate citizen to the realization of a sustainable society
Directors, officers and employees raise their awareness of social and economic considerations
Individual activities

Environmental Objectives and Achievements

Appraisal standard

🙂 ·····Reached the objective

😐 ·····Did not reach target but results have improved (over 80% of fixed numerical targets reached)

🙁 ·····Did not reach objectives

Fiscal 2004

SMBC

	Items	Objectives		Achievements
Reduction of environmental impact	Energy usage	Reduce power, water, gas usage by 6% from fiscal 2001 base value at headquarter buildings in Tokyo (Hibiya and Otemachi), Osaka and Kobe	🙂	Reduced power by 10.3%, water by 10.5%, and gas by 8.2%
	Waste processing load reduction	—	—	—
	Paper consumption	Reduce paper consumption at each head-office department by 2% compared to the base value (base value: average monthly usage for January-June 2004)	🙁	Increased 0.2% over the base value
	Green purchasing	Expand purchasing of stationery items that are covered under the Green Purchasing Law	🙂	*Switched over to 13 new eco-friendly items in fiscal 2004* (compared with fiscal 2003) Note: We have nearly completed the switchover. No targets have been set for fiscal 2005. (It is, however, being handled as a management issue.)
	Materials distributed to customers	*Consider whether it is possible to draft guidelines for* incorporating eco-friendly materials in the production of pamphlets and posters, etc.	🙂	Decided against drafting guidelines because the use of such materials is not cost effective. Achievements: 1) Increased usage of recycled paper 2) As much as possible, used eco-friendly materials for distributed printed matter and advertisements, etc.
	Employee training	Conduct environmental management systems (EMS) training to teach all bank employees how to deal with environmental issues and raise awareness of environmental concerns	🙂	1) Included an environmental awareness course in the training *curriculum for new employees from fiscal 2004* 2) Conducted EMS training at all branches, implementing EMS training beginning with senior staff first, then junior staff
Environmental risk measures	Reduce the impact of clients' environmental risk on the bank's credit risk	Implement measures aimed at reducing environment risk for customers and the bank by controlling credit environment risk	🙂	1) Enforced credit-related regulations throughout the bank 2) Exchanged information with Japan Bank for International Cooperation (June 2004)
Environment-related businesses	Provision of services	Promote *Web Passbook* 1) Implement a program to promote "One's Style," a service targeting customers in their 20s and 30s (February-April 2004) 2) Implement *Web Passbook* campaign (May-July 2004) 3) Improve convenience of *Web Passbook*	🙂	Initiatives were implemented as planned. Regarding the *Web Passbook* campaign, the bank donated ¥10 to the World Wide Fund for Nature (WWF) for each *Web Passbook* application. (During the campaign, the bank received approximately 130,000 applications, resulting in a donation of approximately ¥1.3 million).
		—	—	—
		—	—	—
		—	—	—
	Client support	1) Offer clients support (soil contamination consulting, etc.) 2) Provide environment-related information (hold environmental seminars for clients) *3) Extend financial support to environmentally aware companies*	😐	1) Witnessed a decline in the number of consulting contracts. 2) Implemented environmental seminars (March 2005). Extended the previous half-day session to a day-and-a-half session. Registered attendees: 480. 3) Promoted individual projects related to environmental *businesses. Example: Organized project financing for a* power generation project on the shore of Tokyo Bay that uses recycled industrial waste as fuel
	Product lineup	Expand lineup of environment-related products and services	😐	1) Reviewed our eco-consulting lineup of services (March 2005) 2) Failed to develop standardized loan products for companies undertaking environmental initiatives
Public relations	Inside and outside bank	1) Raise awareness of environmental issues by conducting educational activities within the bank 2) Conduct PR events outside the bank	🙂	1) Distributed EMS cards to all officers and employees (July 2004) 2) Expanded environment-related section in the fiscal 2004 annual report (increased from 2 pages to 10 pages)
	Consider eco-related social contributions, devise new measures	—	-	—

Fiscal 2005

● — New ■ — Ongoing

SMBC

	Items		Objectives	Specific Plans
Reduction of environmental impact	Energy usage	■	Reduce power, water and gas usage by 6% compared to 2001 base levels at headquarters buildings in Tokyo (Hibiya and Otemachi), Osaka, and Kobe. (Targets were set in line with the action plan submitted to the Tokyo Municipal government.)	Encourage strict adherence to rules governing usage of electricity, gas and water
	Waste processing load reduction	●	Reduce waste by 2% compared with the fiscal 2004 level at all headquarter buildings. (Targets were set in line with an action plan submitted to the authorities.)	Consider recycling and reuse of discarded waste
	Paper consumption	■	Each head-office department will reduce its paper consumption by 2% compared with the fiscal 2004 level	All head-office departments will work to meet targets
	Green purchasing	—	—	—
	Materials distributed to customers	■	1) Produce eco-friendly advertising materials 2) Use eco-friendly envelopes for direct mailings	1) Continuously monitor the rate of usage of recycled paper and consider eco-friendly materials when ordering advertising and PR materials 2) Use envelopes with glassine paper over the window portion when sending transaction statements and other direct mailings to individual customers
	Employee training	■	Conduct EMS training to teach all bank employees how to deal with environmental issues and raise awareness of environmental concerns	1) Introduce e-learning at all branches as part of employee training 2) Consider including an environmental awareness course (CSR training) in the curriculum for training new staff from fiscal 2006
Environmental risk measures	Reduce the impact of clients' environmental risk on the bank's credit risk	■	1) Continue to raise awareness about the risks of soil contamination 2) Collect information on environmental studies	1) Promote widespread use of e-learning in employee training at all branches 2) Consider measures concerning the collection and handling of data on environmental studies in line with an agreement with the Japan Bank for International Cooperation
Environment-related businesses	Provision of services	■	Promote *Web Passbook*	1) Promote *Web Passbook* in conjunction with *One's Style* accounts 2) Promote *Web Passbook* in conjunction with *One's plus* accounts
		●	Promote Internet Banking *Web21*	1) Within the department handling *Web21*, established a team to work on promotion of this service 2) Promote business process reengineering at branches
		●	Make transactions with bank tellers paperless —Minimize the use of application forms at MC stations	1) Increase the number of MC stations 2) Implement training conducted by MC coaches, one bloc at a time
		●	Make card loan statements paperless —Discontinue the issuance of paper-based statements	1) Enable users to access their credit card loan balance and interest statement via a remote channel 2) Stop sending quarterly transaction statements via mail unless otherwise requested at the time of application
	Client support	■	1) Send environment-related information 2) Provide support to eco-friendly companies	1) Hold study sessions and regularly provide information 2) Improve eco-consulting performance over fiscal 2004 level
	Product lineup	■	Provide full range of environment-related products	1) Investigate and developed new loan products 2) Consider hosting gatherings to promote discussions on environment-related businesses
Public relations	Inside and outside bank	■	1) Raise awareness of environmental issues by conducting educational activities within the bank 2) Conduct PR events outside the bank	1) Publicize within the bank through in-house publications, such as distributing EMS cards, etc. 2) Effectively disclose information by publishing environment-related magazines, posting information on the bank's website, and including it in the online annual report
	Consider eco-related social contributions, devise new measures	●	1) Encourage employees to participate in environment-related projects as volunteers 2) Devise new projects and means for furthering environmental preservation efforts and making social contribution activities that contribute to society	1) Hold riverbank clean-up, beach clean-up events 2) Devise new projects and measures, drawing on the examples of other companies

Appraisal standard

🙂 ·····Reached the objective

😐 ·····Did not reach target but results have improved (over 80% of fixed numerical targets reached)

🙁 ·····Did not reach objectives

Fiscal 2004

Sumitomo Mitsui Card Company, Limited

	Items	Objectives		Achievements
Reduction of environmental load	Energy usage	Reduce power usage per square meter by 2% from the fiscal 2002 base level Reduce water usage by 2% per employee from the fiscal 2002 level (excluding branches and service centers)	🙂	Reduced power usage by 10%; reduced water usage by 24%
	Paper consumption	Reduce the per-employee consumption of copier paper from the fiscal 2002 base level	🙂	Reduced power usage by 6%
	Green purchasing	Introduce the exclusive use of recycled copier paper	🙂	Exclusively using recycled copier paper
	Employee training	Educate employees about environmental concerns on an ongoing basis, and provide them with environment-related information	🙂	Held study meetings at each branch for all employees (December)
Environment-related businesses	Provision of services	—	—	—

SMBC Leasing Company, Limited

	Items	Objectives			Achievements	
Reduction of environmental impact	Energy usage	Reduce power usage	Reduce usage per employee by 8% from fiscal 2001 base levels at Tokyo headquarters	🙂	Reduced by 28.6%	Number of employees at Tokyo headquarters: 272 (as of March 31, 2002) 343 (as of March 31, 2005)
		Reduce water usage		🙂	Reduced by 24.0%	
	Paper consumption	Reduce paper consumption (calculated on a purchase-price basis)		🙂	Reduced by 31.6%	
	Green purchasing	Expand green purchasing of stationery items		🙂	Switching over to such items	
	Employee training	Conduct training to raise awareness of environmental issues and teach about initiatives being undertaken		🙂	Publicized the company's environment-related initiatives through in-house publications and training programs for new employees	
Environmental risk measures	Promote reuse	Improved the reuse rate (acquisition price ÷ scrap value at lease-expiration date)	Targeting a reuse rate of 9%	😐	Reuse rate: 8% (down 0.5% from the previous year), however sales-and-reuse rate improved 0.8%	
Environment-related businesses	Client support	Promote leases that contribute to environment-related businesses		🙂	Provided low-energy-consumption leases (¥4.7 billion)	

JRI

	Items	Objectives		Achievements
Reduction of environmental impact	Energy usage	Reduce ordinary power usage: reduce the usage per square meter by 3% from the fiscal 2002 base level	😐	Reduced 2.6% from the base level Achievement rate: 86.7%
	Paper consumption	Reduce per-person paper consumption of copier paper by 6% from the 2002 base level	🙁	Per-person paper consumption declined 1.7% compared with the base-year level. Achievement rate: 28.3%
	Green purchasing	Promote continuous green purchasing of stationery items and PCs, etc. Achievement rate: over 99%	🙂	Realized an achievement rate of 99.6% for target items
	Employee Training	Conduct training sessions about environmental issues on an ongoing basis, and provide employees with information on environment-related topics	🙂	Conducted group training sessions, posted information on the intranet, thereby achieving objectives as planned
Environmental risk measures	Proposal of policies and measures	Propose policies and publicize environment-related performances through various media announcements and events (820 points)	😐	Against a target of 820 points, realized an achievement rate of 92.0%
Environment-related businesses	Client support	Develop new businesses in environmental fields; actively promote businesses related to the environment (target: 60 projects)	🙂	Established 63 projects, surpassing the target of 60, for an achievement rate of 105%
	Provision of information	Provide information through the publication of books on environmental issues; hold lectures and host seminars	🙂	Proceeding as planned

Fiscal 2005

● — New ■ — Ongoing

Sumitomo Mitsui Card Company, Limited				
	Items		Objectives	Specific Plans
Reduction of environmental load	Energy usage	■	Reduce power, water usage by 6% from fiscal 2002 base levels	Hold study sessions in which employees are taught "eco" rules
	Paper consumption	■	Reduce paper consumption by 2% from the fiscal 2002 base level	Continue efforts to raise employees' awareness (e.g. encourage employees to use both sides of paper when photocopying)
	Green purchasing	■	Expand green purchasing of stationery items	Consider items other than copier paper as items for green procurement
	Employee training	■	Conduct training sessions in each department and branch focusing on environmental issues on an ongoing basis, and provide employees with information on environment-related topics	Continue to hold study meetings at headquarters and branches
Environment-related businesses	Provision of services	●	Promote the accessing of statements via the Internet	—

SMBC Leasing Company, Limited					
	Items		Objectives		Specific Plans
Reduction of environmental impact	Energy usage	■	Reduce power usage	Reduce usage per employee (in the Tokyo headquarters) by 20% from fiscal 2001 base levels	Reduce overtime; prevent excessive air-conditioning
		■	Reduce water usage		
	Paper consumption	■	Reduce paper consumption		Reduce handouts and materials, promote use of projectors
	Green purchasing	■	Expand green purchasing of stationery items		Continue policy to expand green purchasing
	Employee training	■	Conduct training sessions about environmental issues on an ongoing basis, and provide employees with information on environment-related topics		Conduct training sessions for new employees; consider the introduction of an e-learning system
Environmental risk measures	Promote reuse	■	Reduce number of articles discarded following expiration of leases		Effectively use Lease-up Eco Town (LET), an Internet site for selling used leasing equipment
Environment-related businesses	Client support	■	Promote leasing of eco-friendly equipment		Continue to promote business activities that take advantage of opportunities provided by the trend toward environmental preservation
		●	Develop and promote environmental alliances		Form an alliance with the Development Bank of Japan; promote business alliances with the Tokyo Metropolitan Government and other public bodies

JRI				
	Items		Objectives	Specific Plans
Reduction of environmental impact	Energy usage	■	Reduce ordinary power usage: reduce the usage per square meter by 5% from the 2002 base level	In addition to ongoing measures, introduce new measure to reduce power consumption of equipment on standby status; considered measures for promoting low energy consumption year-round, instead of just in summer and winter
	Paper consumption	■	Reduce paper usage per employee by 6% compared with the fiscal 2002 base level	Strictly implement the practice of printing on both sides of paper; consider making meetings "paperless"
	Green purchasing	■	Continue green purchasing of stationery items and PCs, etc. (Target an achievement rate of over 99%)	Consider ways to realize greater cost-effectiveness
	Employee Training	■	Conduct training sessions about environmental issues on an ongoing basis, and provide employees with information on environment-related topics	Make greater use of Intranet; conduct review of e-learning education
Environmental risk measures	Proposal of policies and measures	■	Propose policies and publicize environment-related performance through various media announcements and events	To be undertaken by the think-tank consulting department; consider conducting a review of target points by reducing the number of departments to which this system is applied
Environment-related businesses	Client support	■	Develop new businesses in environmental fields; actively promote businesses related to the environment (target: 60 projects)	To be undertaken by the think-tank consulting department
	Provision of information	■	Provide information by publishing environment-related material, holding lectures and seminars	To be undertaken by the think-tank consulting department

Our Three-Pronged Approach

As a responsible corporate citizen, each SMFG company undertakes a wide range of activities to contribute to the welfare of society as a whole.

By placing particular emphasis on social welfare activities and international cooperation, working together with private-sector non-profit organizations that have expertise in these two areas, we are making various efforts to contribute to the development of a prosperous society worldwide. Volunteer activities play an important part in maintaining and improving the welfare of society as a whole, and we actively support the volunteer activities of our employees.

We will continue to undertake social contribution activities with the hope of creating a better society for all.


Social welfare activities
International cooperation
Employee volunteer activities

Social Welfare Activities

Group companies organize and participate in a wide range of social welfare activities, and also support organizations devoted to such causes to help create a more benevolent society.

● Donation of Voided Postcards

SMBC collects voided or otherwise unusable postcards from employees of each Group company, exchanges them for new postal stamps and donates these stamps to volunteer organizations.

● SMBC Volunteer Fund

The SMBC Volunteer Fund makes donations to volunteer organizations dedicated to providing assistance in cases of disaster and economic hardship. This fund is raised by SMBC employees who make a voluntary contribution of ¥100 each month. About 9,400 employees were participating in the program as of June 2005.

Major Donations by the Fund in Fiscal 2004:



*The medical staff costs at institutions in Cambodia caring for orphans infected with AIDS.



*Donations for projects to support rural villagers in Bangladesh, including educational programs to raise the level of literacy and improve hygienic conditions, and projects to generate income.



*Publishing costs for a book of Cambodian folktales entitled *The Three Brothers*, as well as the cost of hosting training seminars on reading for teachers in Cambodia, where books for children are extremely scarce.



*Scholarships for elementary school students in Laos and Cambodia, where many children are unable to attend school for economic and other reasons.



*Annual operating costs for a medical center in the slums of Haiti, where malaria, tuberculosis and other contagious diseases are rampant.



*Donations to set up school libraries in Laos, where books for children are scarce, and also operating costs for children's cultural centers for art education.



*Medical costs for people in Northern Afghanistan who have been injured in conflicts or by land mines.



*Donations to build elementary schools in poverty-stricken regions of Tanzania.


三井住友银行

*Scholarships for girls in rural areas of China, where many children are unable to attend school for economic and other reasons.



*Financial support for the small businesses of poverty-stricken people in the Philippines. SMBC's donations covered the production of training manuals and costs for microfinancing and consulting services.


SMBC

*Donations to cover the cost of medical equipment, medicines and other supplies for projects to prevent the spread of AIDS in poverty-stricken regions of Indonesia where minority ethnic groups live.

*Emergency Disaster Relief

- Donations for disaster relief for people in Hyogo, Kyoto and other prefectures affected by powerful typhoons in October 2004
- Donations for disaster relief for areas affected by a major earthquake that struck Niigata Prefecture in October 2004
- Donations for disaster relief for areas affected by the massive tsunami that struck northern Sumatra in December 2004

● Donation of Unused Prepaid Telephone Cards

SMBC collects unused prepaid telephone cards from employees each year, and donates them to volunteer organizations.

● Donation of Used Postal Stamps and Prepaid Cards

Sumitomo Mitsui Card collects used postal stamps and prepaid cards from employees each year, and donates them to volunteer organizations.

Recognizing the vital role of human resources in its business operations, SMBC makes utmost efforts to help employees realize their full potential and make optimum use of their skills.

SMBC Human Resources (HR)

● Objectives

One of the crucial considerations in an HR system is that it embodies the company's management philosophy. The primary goal of SMBC is to grow and prosper together with its three main stakeholder groups—its customers, shareholders and employees—and to achieve this goal, SMBC has established the following objectives for its HR system:

- Support the building of an even more powerful business base that can successfully compete on a global scale
- Cultivate staff with specialized skills who can provide customers with value-added services
- Motivate employees more strongly by respecting their individuality and encouraging them to seek personal fulfillment
- Foster a corporate culture that rewards a forward-looking and creative attitude

● Job Categories

The distinguishing feature of human resource management at SMBC is a system based on a wide variety of job categories, responding to the diverse scope of our business activities and our need to cultivate specialists, as well as our desire to respect the preferences and priorities of each employee.

● Basic Policy on Job Evaluations, Remuneration and Promotions

Employee evaluations are based on two factors. The first is performance, meaning the results that an individual delivers while performing a specific job. The second factor has two elements. One is aptitude, meaning the jobs for which an individual appears best suited. The other is potential, meaning the level of results that an individual appears capable of achieving. Concerning remuneration, SMBC uses as its basic framework a unique system called a "rank-based job grading system." This system combines evaluations of both performance and potential based on a job grading system.


Performance
(scale of job and results)
● How did an individual perform in a particular job?
Job importance
Degree of success
Job evaluation
Evaluation of results
Aptitude and Potential
● For what type of job is this individual best suited?
● What is this individual's potential in this particular job?
Job aptitude
Potential
Personnel evaluations
(job aptitude, evaluation of potential)
Remuneration and promotion
Remuneration system
(salary, bonus, other benefits)
HR management
(transfers, assignments, etc.)
Rank-based job grading system



*Donations to set up school libraries in Laos, where books for children are scarce, and also operating costs for children's cultural centers for art education.



*Medical costs for people in Northern Afghanistan who have been injured in conflicts or by land mines.



*Donations to build elementary schools in poverty-stricken regions of Tanzania.


三井住友银行

*Scholarships for girls in rural areas of China, where many children are unable to attend school for economic and other reasons.



*Financial support for the small businesses of poverty-stricken people in the Philippines. SMBC's donations covered the production of training manuals and costs for microfinancing and consulting services.


SMBC

*Donations to cover the cost of medical equipment, medicines and other supplies for projects to prevent the spread of AIDS in poverty-stricken regions of Indonesia where minority ethnic groups live.

*Emergency Disaster Relief

- Donations for disaster relief for people in Hyogo, Kyoto and other prefectures affected by powerful typhoons in October 2004
- Donations for disaster relief for areas affected by a major earthquake that struck Niigata Prefecture in October 2004
- Donations for disaster relief for areas affected by the massive tsunami that struck northern Sumatra in December 2004

● Donation of Unused Prepaid Telephone Cards

SMBC collects unused prepaid telephone cards from employees each year, and donates them to volunteer organizations.

● Donation of Used Postal Stamps and Prepaid Cards

Sumitomo Mitsui Card collects used postal stamps and prepaid cards from employees each year, and donates them to volunteer organizations.

● Support for Economic Education Program "Finance Park"



SMBC
三井住友銀行

In June 2005, SMBC became a sponsor of the "Finance Park" economic education program, supported by firms in the financial, telecommunications, restaurant, supermarket and other sectors. Working closely with Junior Achievement Japan, an economic education organization that teaches youth about free enterprise, and the Shinagawa Ward Office, the sponsors have built and operate booths modeled after actual retail stores. The booths have been set up in a vacant classroom in a junior high school in Shinagawa Ward in Tokyo. After learning the basics of finance, students get hands-on experience through a variety of economic activities conducted at the booths in this make-believe shopping center, and learn about free enterprise.

International Cooperation

SMBC engages in a variety of international cooperation activities.

● Supporting UNICEF

*As a member of the steering committee for UNICEF's "Change for Good" program, SMBC cooperates in the organization's fundraising activities. Foreign coin collection boxes are placed at SMBC branches and offices in Japan, to encourage donations by the general public. The collected coins are sorted by currency with the cooperation of SMBC Green Service, one of our Group companies, before being sent to UNICEF. Total donations have reached ¥490.8 million since 1992, when the program started. (Please see photos and captions below.)

SMBC has also implemented the *UNICEF Donation Account* program, through which customers donate their net interest to UNICEF and SMBC donates a matching amount.

*Through its *World Present* points service for members of the VISA Japan Association, Sumitomo Mitsui Card collects donations from VISA cardholders every year and presents them to the Japan Committee for UNICEF. Total donations have reached ¥216.2 million since the start of the program in 1992. Sumitomo Mitsui Card also issues cards incorporating donations to specific charities, such as the *UNICEF VISA Card* and the *Red Feather VISA Card* (offered in cooperation with the Central Community Chest of Japan). The company makes its own donations to the working funds of all these organizations from its card business revenues.

● SMBC GLOBAL FOUNDATION

SMBC Global Foundation, Inc. awards financial grants to hundreds of students each year as part of scholarship programs with numerous universities in China, Indonesia, Thailand, Singapore, and other parts of Asia, as well as supporting the educational goals of Asian students abroad. In recent years, the Foundation has also been active in supporting educational institutions and community service organizations within the United States.

● SMBC Foundation

Through its education and international exchange programs, the SMBC Foundation aims to help nurture the human resources necessary to achieve sustainable development in developing economies. The foundation offers scholarships to students from Asian countries attending universities in Japan and provides subsidies to research institutes around the world undertaking projects related to developing countries.

~ Foreign Coins Collected for UNICEF ~



unicef

Foreign coin collection boxes are placed at SMBC branches and offices.



The coins are sent to SMBC Green Service, a Group member, along with those collected at airports and other locations nationwide, to be sorted by currency.



©UNICEF

Coins are sent back to their countries with the cooperation of all member companies of the steering committee of UNICEF's "Change for Good" program. These coins are then changed into U.S. dollars, and the funds are used by UNICEF for projects benefiting children worldwide.

Supporting Employees' Volunteer Activities

SMFG actively supports employees' participation in volunteer activities. We believe volunteer activities will help raise employees' awareness of social issues.

● YUI—an SMBC Volunteer Organization

At SMBC, we actively support YUI, an in-house volunteer organization. As members of YUI, SMBC employees plan and carry out a variety of welfare activities. The name derives from the Japanese word *yui*, a term describing a mutual support system among farmers that dates back to the Edo Period. The name indicates the group's desire to cultivate ties with people from all walks of life. YUI undertook the following activities in fiscal 2004:



*Since fiscal 2002, the organization has been offering computer courses for school children with impaired hearing every six months. These children are instructed using pen and paper and also sign language.

*Since fiscal 2001, YUI has held an annual bazaar, selling items collected from employees. Proceeds are donated to volunteer organizations.

*Since fiscal 2002, YUI has been hosting an annual variety show at a senior citizens center, presenting the senior citizens who regularly attend classes and other social activities at the center an opportunity to sing and perform on stage.

● Sign-Language Courses

SMBC has been offering sign-language courses annually to its employees since fiscal 1997. These courses help employees to communicate better with hearing-impaired customers and improve customer service, while simultaneously enabling SMBC to make a social contribution through its business activities. In fiscal 2004, 179 bank employees enrolled in the course. In April 2005, SMBC arranged a lecture in which the guest speaker, who was hearing impaired, shared her impressions about her daily life using sign language. The lecture, facilitated by an interpreter, was attended by 73 employees. After completing the course, employees use what they have learned in various ways, such as in dealing with customers at the bank, or by participating in volunteer activities in which sign language is used, and also by teaching sign-language classes for beginners.





● Seminars for Experiencing Volunteer Activities

SMBC holds events for its staff after working hours as well as on weekends and holidays, enabling them to experience volunteer activities. SMBC also provides employees with information on various volunteer activities, and encourages their participation in such events. The following initiatives were undertaken in fiscal 2004:



*An event was held for parents and children, teaching them how to provide support for people with complete or partial lack of sight. Demonstrations showed the proper use of seeing-eye dogs. Also, participants put on eye masks and tried to do simple tasks, like walking or eating.



*SMBC jointly hosted with other firms an event that gave disabled individuals an opportunity to enjoy sports like wheelchair basketball, goal ball and boccia with athletes.



*SMBC jointly hosted with other companies an event in which volunteers were taught how to record lifestyle information collected from newspapers and magazines and post it on Internet websites for users with impaired vision.

● Neighborhood Cleanup Programs



*In April 2005, approximately 170 employees took part in a cleanup held along the banks of the Arakawa River in Tokyo. Participants also tested the quality of the water as part of the event.



*At SMBC Leasing Company, Limited, the staff at the Osaka headquarters make extensive efforts to beautify the surrounding area. Such efforts include a regular neighborhood cleanup conducted along Midosuji Street, a major thoroughfare.

Human Resources

Recognizing the vital role of human resources in its business operations, SMBC makes utmost efforts to help employees realize their full potential and make optimum use of their skills.

SMBC Human Resources (HR)

● Objectives

One of the crucial considerations in an HR system is that it embodies the company's management philosophy. The primary goal of SMBC is to grow and prosper together with its three main stakeholder groups—its customers, shareholders and employees—and to achieve this goal, SMBC has established the following objectives for its HR system:

- Support the building of an even more powerful business base that can successfully compete on a global scale
- Cultivate staff with specialized skills who can provide customers with value-added services
- Motivate employees more strongly by respecting their individuality and encouraging them to seek personal fulfillment
- Foster a corporate culture that rewards a forward-looking and creative attitude

● Job Categories

The distinguishing feature of human resource management at SMBC is a system based on a wide variety of job categories, responding to the diverse scope of our business activities and our need to cultivate specialists, as well as our desire to respect the preferences and priorities of each employee.

● Basic Policy on Job Evaluations, Remuneration and Promotions

Employee evaluations are based on two factors. The first is performance, meaning the results that an individual delivers while performing a specific job. The second factor has two elements. One is aptitude, meaning the jobs for which an individual appears best suited. The other is potential, meaning the level of results that an individual appears capable of achieving. Concerning remuneration, SMBC uses as its basic framework a unique system called a "rank-based job grading system." This system combines evaluations of both performance and potential based on a job grading system.



Performance
(scale of job and results)
● How did an individual perform in a particular job?
Job importance
Degree of success
Job evaluation
Evaluation of results
Aptitude and Potential
● For what type of job is this individual best suited?
● What is this individual's potential in this particular job?
Job aptitude
Potential
Personnel evaluations
(job aptitude, evaluation of potential)
Remuneration and promotion
Remuneration system
(salary, bonus, other benefits)
HR management
(transfers, assignments, etc.)
Rank-based job grading system

HR Management

● Putting the right staff in the right jobs

At SMBC, we make efforts to place each person in the right job. This is based on each individual's aptitude and potential as assessed by tests and other evaluation tools. Age does not figure as a factor, and talented young employees are quickly given positions of responsibility to inject vitality into the workplace.

● Performance-weighted evaluations

Under our comprehensive HR evaluation system, staff are assessed in accordance with their on-the-job performance, in a manner that all can understand and accept. Remuneration and promotions are then determined on the basis of these evaluations. Furthermore, by reviewing evaluations in a timely and flexible manner according to an individual's performance and other considerations, we facilitate an HR system that takes into full account each employee's performance and skills. Through this approach, SMBC aims to create a competitive and motivating employment framework.

● Career development system

One of the main features of the SMBC HR system is that every employee is encouraged to cultivate highly specialized skills befitting a financial professional. Each employee must have a thorough awareness of his or her job aptitude and future career goals. It is vital that employees be able to realize their full potential. SMBC's HR system includes a framework for providing support to enable each employee to take responsibility for advancing his or her career, known as the Professional Career System. The core concepts of this system are as follows.

Basic Policy on Career Development

Foster development of professionals who can provide value ⇔ Help individuals to realize their full potential

Professional career system

Basic concept
a. Cultivate skilled professionals
b. Encourage individuals to design their own careers

Programs
a. Career development based on a framework of career categories
b. An internal recruiting system for filling positions allows employees to design their own careers
c. Career planning that incorporates the results of job aptitude tests

HR Development

● Training Policy

The basic policy for HR development is to cultivate staff with specialized skills, in line with our management philosophy of providing customers with high value-added services. In accordance with this basic policy, our training policy is to speedily foster professionals who can help us compete successfully.

● Group Training

To complement on-the-job training, SMBC offers a variety of training courses to help employees obtain the practical skills they require. The training system is divided into two major categories: training by job category and training by job rank.

Training by Job Category

These courses give individuals knowledge and skills that are linked directly to their jobs. The following courses have been established, with the stated objective, in each business unit.

Corporate Banking

- Training to help new, young employees to quickly acquire useful skills
- Support for executing key Corporate Banking initiatives
- Enhancing skills to create new sources of competitiveness

Consumer Banking

- Quickly make newly appointed employees productive and raise their output
- Ensure that branch office managers acquire Financial Planner qualifications, as required by the new branch organizational structure
- Help employees to upgrade their skills

Training by Job Rank

This training is given to all employees having the same duties, seniority or job rank. There are two categories. First is training for specific jobs: this is aimed at increasing understanding of each job's responsibilities and roles, as well as how to fulfill them. Second is seniority-based training to assist individuals in developing their careers and skills in accordance with their seniority and job ranks.

○ Applying for Training Programs

Every employee drafts a career plan, and then submits applications to undergo the training programs required for achieving the objectives specified in the career plan.

○ Support for Self-Education

As tools for self-education, SMBC provides e-learning, assistance in acquiring qualifications, correspondence courses and an internal examination system.

Employee Benefits System

SMBC has an employee benefits system to create a safe and pleasant working environment. The system also helps employees to lead healthy and fulfilling lives.

● Health Management

SMBC has health development centers at three locations, including the head office. Responsible for managing the health of employees, the centers are staffed by industrial physicians, nurses, hygienists and other professionals. Each health development center includes a medical clinic.

On-site health consultations

In addition to conducting periodic medical examinations for all employees, hygienists and nurses visit business sites that do not have a health development center to provide health consultations.

Health checkups

To detect diseases at an early stage and maintain good health, SMBC conducts not only the annual health checkups required by law, but also adult disease medical checkups for detection of chronic diseases, complete medical checkups and other checkups according to age in cooperation with the SMFG health insurance association.

Annual health checkups:	Ages 18 to 27, 29, 30, 31, 33, 34
Extensive annual medical checkups:	Ages 28, 32, 36, 37, 39, 41, 43
Adult disease medical checkups:	Ages 38, 42, 44 to 60 (except years for complete medical checkups)
Complete medical checkups:	Ages 35, 40, 45, 50, 55
Dental check-ups:	Ages 38, 42, 46

Mental healthcare

To help employees monitor their own mental health, SMBC has made available a stress-checking system on the Group's intranet. In addition, the SMFG health insurance association provides telephone consultations and face-to-face consultations.

● Helping Employees Balance Work and Family Life

SMBC has the following programs to assist employees in leading fulfilling lives at work and at home.

System for rehiring former employees

SMBC has a system under which employees who have resigned due to marriage, childbirth, child raising or care of a parent can apply to be rehired within three years of their resignations.

Leave for child raising

SMFG allows employees to take leave for child raising until the child becomes one and half years old.

Shorter working hours

SMFG offers the possibility of shorter working hours to employees who need to drop children off at a daycare facility and pick them up at the end of the day. There are two types of shortened work schedules: one that allows employees to specify a six-hour working period each day, and another that allows employees to designate one day each week as a holiday.

Support for child care/healthcare

To reduce the economic burden on employees of child raising and other family requirements, SMBC offers, at a discount child care, baby-sitting, elderly parental care, health-related assistance and other services provided by employee benefit service providers.

Staff Profile

March 31	2003	2004	2005
Number of Employees	24,024	22,348	21,020
Male	17,158	15,750	14,635
Female	6,866	6,598	6,385
Average age	38.6	38.7	39.0
Male	40.5	40.9	41.2
Female	32.9	33.3	33.7
Average years of service	16.6	16.6	16.9
Male	18.3	18.3	18.5
Female	12.4	12.8	13.2
Handicapped employee ratio (% of total)	2.04%	2.03%	2.09%

Financial Section and Corporate Data

Financial Section

SMFG

Consolidated Balance Sheets 80
Consolidated Statements of Operations 81
Consolidated Statements of Stockholders' Equity 82
Consolidated Statements of Cash Flows 83
Notes to Consolidated Financial Statements 85
Independent Auditors' Report 116
Summary of Significant Differences between Japanese GAAP and U.S. GAAP 117

SMBC

Supplemental Information 122

SMFG

Income Analysis (Consolidated) 126
Assets and Liabilities (Consolidated) 129
Capital Ratio (Consolidated) 132
Capital (Nonconsolidated) 133

SMBC

Income Analysis (Consolidated) 138
Assets and Liabilities (Consolidated) 141
Income Analysis (Nonconsolidated) 143
Deposits (Nonconsolidated) 148
Loans (Nonconsolidated) 150
Securities (Nonconsolidated) 154
Capital Ratio 156
Ratios (Nonconsolidated) 157
Capital (Nonconsolidated) 159
Others (Nonconsolidated) 162
Trust Assets and Liabilities (Nonconsolidated) 164

Corporate Data

Sumitomo Mitsui Financial Group, Inc.
Board of Directors, Corporate Auditors, and Executive Officers 167
SMFG Organization 167

Sumitomo Mitsui Banking Corporation
Board of Directors, Corporate Auditors, and Executive Officers 168
SMBC Organization 170

Principal Subsidiaries and Affiliates
Principal Domestic Subsidiaries 172
Principal Overseas Subsidiaries 173
Principal Affiliates 174
International Directory 175

Consolidated Balance Sheets

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

March 31	Millions of yen 2005	Millions of yen 2004	Millions of U.S. dollars (Note 1) 2005
Assets			
Cash and due from banks (Note 9)	**¥ 2,930,645**	¥ 3,529,479	**$ 27,308**
Deposits with banks (Notes 9 and 29)	**2,059,168**	1,799,471	**19,187**
Call loans and bills bought	**1,004,512**	360,509	**9,360**
Receivables under resale agreements	**124,856**	152,070	**1,163**
Receivables under securities borrowing transactions	**568,340**	1,009,328	**5,296**
Commercial paper and other debt purchased (Note 29)	**606,032**	480,847	**5,647**
Trading assets (Notes 3, 9 and 29)	**3,769,073**	3,306,780	**35,120**
Money held in trust (Note 29)	**3,832**	3,749	**36**
Securities (Notes 4, 9 and 29)	**24,233,701**	27,049,901	**225,808**
Loans and bills discounted (Notes 5 and 9)	**54,799,805**	55,382,800	**510,621**
Foreign exchanges	**895,586**	743,957	**8,345**
Other assets (Notes 6 and 9)	**3,110,454**	3,034,182	**28,983**
Premises and equipment (Notes 7, 9 and 16)	**836,053**	984,060	**7,790**
Lease assets (Note 8)	**1,007,015**	991,781	**9,383**
Deferred tax assets (Note 25)	**1,598,158**	1,706,586	**14,891**
Deferred tax assets for land revaluation (Notes 16 and 25)	**—**	706	**—**
Goodwill	**13,381**	21,706	**125**
Customers' liabilities for acceptances and guarantees	**3,444,799**	3,079,738	**32,098**
Reserve for possible loan losses	**(1,273,560)**	(1,422,486)	**(11,867)**
Total assets	**¥99,731,858**	¥102,215,172	**$929,294**
Liabilities, minority interests and stockholders' equity			
Liabilities			
Deposits (Notes 9 and 10)	**¥71,188,131**	¥ 68,852,890	**$663,326**
Call money and bills sold (Note 9)	**4,971,462**	6,292,495	**46,324**
Payables under repurchase agreements (Note 9)	**405,671**	1,098,449	**3,780**
Payables under securities lending transactions (Note 9)	**3,868,001**	5,946,346	**36,042**
Commercial paper	**374,100**	282,700	**3,486**
Trading liabilities (Notes 9 and 11)	**2,110,473**	1,873,245	**19,665**
Borrowed money (Notes 9 and 12)	**2,142,873**	2,360,474	**19,967**
Foreign exchanges	**478,482**	572,755	**4,459**
Short-term bonds (Note 13)	**1,000**	—	**9**
Bonds (Note 13)	**4,339,497**	4,002,965	**40,435**
Due to trust account	**50,457**	36,032	**470**
Other liabilities (Notes 9 and 14)	**2,363,786**	3,591,818	**22,026**
Reserve for employee bonuses	**23,816**	22,226	**222**
Reserve for employee retirement benefits (Note 26)	**34,792**	40,842	**324**
Reserve for expenses related to EXPO 2005 Japan	**231**	116	**2**
Other reserves (Note 15)	**1,093**	862	**10**
Deferred tax liabilities (Note 25)	**45,259**	40,181	**422**
Deferred tax liabilities for land revaluation (Notes 16 and 25)	**90,994**	56,391	**848**
Acceptances and guarantees (Note 9)	**3,444,799**	3,079,738	**32,098**
Total liabilities	**95,934,927**	98,150,534	**893,915**
Minority interests (Note 17)	**1,021,203**	993,696	**9,515**
Stockholders' equity			
Capital stock (Note 18)	**1,352,651**	1,247,650	**12,604**
Capital surplus	**974,346**	865,282	**9,079**
Retained earnings	**329,963**	611,189	**3,075**
Land revaluation excess (Note 16)	**57,853**	96,527	**539**
Net unrealized gains on other securities (Notes 25 and 29)	**410,653**	325,013	**3,826**
Foreign currency translation adjustments	**(79,883)**	(71,764)	**(744)**
Treasury stock (Note 18)	**(269,857)**	(2,956)	**(2,515)**
Total stockholders' equity	**2,775,728**	3,070,942	**25,864**
Total liabilities, minority interests and stockholders' equity	**¥99,731,858**	¥102,215,172	**$929,294**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

Year ended March 31	Millions of yen 2005	Millions of yen 2004	Millions of U.S. dollars (Note 1) 2005
Income			
Interest income:			
Interest on loans and discounts	**¥1,152,749**	¥1,171,663	**$10,741**
Interest and dividends on securities	**256,396**	256,600	**2,389**
Interest on receivables under resale agreements	**3,163**	2,542	**30**
Interest on receivables under securities borrowing transactions	**185**	104	**2**
Interest on deposits with banks	**36,183**	12,687	**337**
Other interest income	**73,050**	147,740	**681**
Trust fees	**2,609**	334	**24**
Fees and commissions (Note 19)	**596,086**	501,028	**5,554**
Trading profits (Note 20)	**144,587**	305,011	**1,347**
Other operating income (Note 21)	**1,058,289**	946,474	**9,861**
Other income (Note 22)	**266,569**	325,344	**2,484**
Total income	**3,589,871**	3,669,531	**33,450**
Expenses			
Interest expenses:			
Interest on deposits	**135,212**	108,180	**1,260**
Interest on borrowings and rediscounts	**40,935**	46,397	**381**
Interest on payables under repurchase agreements	**3,472**	4,212	**32**
Interest on payables under securities lending transactions	**51,853**	48,622	**483**
Interest on bonds	**84,694**	76,202	**789**
Other interest expenses	**34,217**	26,653	**319**
Fees and commissions (Note 19)	**79,976**	76,851	**745**
Trading losses (Note 20)	**199**	916	**2**
Other operating expenses (Note 23)	**867,748**	886,649	**8,086**
General and administrative expenses	**852,715**	866,549	**7,946**
Provision for reserve for possible loan losses	**288,902**	—	**2,692**
Other expenses (Note 24)	**1,258,478**	1,123,401	**11,726**
Total expenses	**3,698,406**	3,264,636	**34,461**
Income (loss) before income taxes and minority interests	**(108,535)**	404,894	**(1,011)**
Income taxes (Note 25):			
Current	**30,638**	24,289	**286**
Refund	**(8,869)**	—	**(83)**
Deferred	**52,912**	8,593	**493**
Minority interests in net income (loss)	**50,983**	41,596	**475**
Net income (loss)	**¥ (234,201)**	¥ 330,414	**$ (2,182)**

	Yen 2005	Yen 2004	U.S. dollars (Note 1) 2005
Per share data:			
Net income (loss)	**¥(44,388.07)**	¥52,314.75	**$ (413.60)**
Net income — diluted	**—**	35,865.20	**—**
Declared dividends on common stock	**3,000**	3,000	**27.95**
Declared dividends on preferred stock (Type 1)	**10,500**	10,500	**97.84**
Declared dividends on preferred stock (Type 2)	**28,500**	28,500	**265.56**
Declared dividends on preferred stock (Type 3)	**13,700**	13,700	**127.66**
Declared dividends on preferred stock (First to Twelfth series Type 4)	**135,000**	135,000	**1,257.92**
Declared dividends on preferred stock (Thirteenth series Type 4)	**67,500**	67,500	**628.96**
Declared dividends on preferred stock (First series Type 6)	**728**	/	**6.78**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

Year ended March 31, 2005 and 2004	Capital stock	Capital surplus	Retained earnings	Land revaluation excess	Net unrealized gains (losses) on other securities	Foreign currency translation adjustments	Treasury stock	Total
	Millions of yen							
Balance at March 31, 2003	¥1,247,650	¥856,237	¥311,664	¥101,440	¥ (24,197)	¥(53,515)	¥ (15,204)	¥2,424,074
Merger of consolidated subsidiaries			(2,066)					(2,066)
Change due to decrease of affiliates			54					54
Gains on disposal of treasury stock		9,044						9,044
Transfer of land revaluation excess			4,428	(4,428)				—
Change in tax rate and others				(484)				(484)
Cash dividends paid			(33,306)					(33,306)
Net income			330,414					330,414
Change in net unrealized gains on other securities					349,211			349,211
Change in foreign currency translation adjustments						(18,248)		(18,248)
Change in treasury stock							12,248	12,248
Balance at March 31, 2004	1,247,650	865,282	611,189	96,527	325,013	(71,764)	(2,956)	3,070,942
Issuance of preferred stocks	**105,001**	**105,001**						**210,003**
Change due to decrease of consolidated subsidiaries			**3**					**3**
Change due to decrease of affiliates			**(2,719)**					**(2,719)**
Gains on disposal of treasury stock		**4,063**						**4,063**
Transfer of land revaluation excess			**2,111**	**(2,111)**				—
Transfer to deferred tax liabilities for land revaluation and others				**(36,562)**				**(36,562)**
Cash dividends paid			**(46,421)**					**(46,421)**
Net loss			**(234,201)**					**(234,201)**
Change in net unrealized gains on other securities					**85,639**			**85,639**
Change in foreign currency translation adjustments						**(8,119)**		**(8,119)**
Change in treasury stock							**(266,900)**	**(266,900)**
Balance at March 31, 2005	**¥1,352,651**	**¥974,346**	**¥329,963**	**¥ 57,853**	**¥410,653**	**¥(79,883)**	**¥(269,857)**	**¥2,775,728**

Year ended March 31, 2005	Capital stock	Capital surplus	Retained earnings	Land revaluation excess	Net unrealized gains (losses) on other securities	Foreign currency translation adjustments	Treasury stock	Total
	Millions of U.S. dollars (Note 1)							
Balance at March 31, 2004	$11,626	$8,063	$5,695	$900	$3,028	$(669)	$ (28)	$28,615
Issuance of preferred stocks	**978**	**978**						**1,956**
Change due to decrease of consolidated subsidiaries			**0**					**0**
Change due to decrease of affiliates			**(25)**					**(25)**
Gains on disposal of treasury stock		**38**						**38**
Transfer of land revaluation excess			**20**	**(20)**				—
Transfer to deferred tax liabilities for land revaluation and others				**(341)**				**(341)**
Cash dividends paid			**(433)**					**(433)**
Net loss			**(2,182)**					**(2,182)**
Change in net unrealized gains on other securities					**798**			**798**
Change in foreign currency translation adjustments						**(75)**		**(75)**
Change in treasury stock							**(2,487)**	**(2,487)**
Balance at March 31, 2005	**$12,604**	**$9,079**	**$3,075**	**$539**	**$3,826**	**$(744)**	**$(2,515)**	**$25,864**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

Year ended March 31	Millions of yen 2005	Millions of yen 2004	Millions of U.S. dollars (Note 1) 2005
1. Cash flows from operating activities:			
Income (loss) before income taxes and minority interests	**¥ (108,535)**	¥ 404,894	**$ (1,011)**
Depreciation of premises, equipment and others	**84,120**	82,464	**784**
Depreciation of lease assets	**340,777**	336,271	**3,175**
Amortization of goodwill	**10,017**	(4,260)	**93**
Equity in earnings of affiliates	**(27,142)**	(15,700)	**(253)**
Net change in reserve for possible loan losses	**(140,104)**	(824,917)	**(1,306)**
Net change in reserve for possible losses on loans sold	**—**	(20,665)	**—**
Net change in reserve for employee bonuses	**1,497**	221	**14**
Net change in reserve for employee retirement benefits	**134,819**	(40,069)	**1,256**
Net change in reserve for expenses related to EXPO 2005 Japan	**114**	116	**1**
Interest income	**(1,521,728)**	(1,591,338)	**(14,179)**
Interest expenses	**350,385**	310,267	**3,265**
Net (gains) losses on securities	**102,784**	(67,928)	**958**
Net gains from money held in trust	**(0)**	(121)	**(0)**
Net exchange (gains) losses	**(105,603)**	407,340	**(984)**
Net losses from disposal of premises and equipment	**63,973**	30,697	**596**
Net gains from disposal of lease assets	**(3,345)**	(1,870)	**(31)**
Net change in trading assets	**(468,577)**	1,131,864	**(4,366)**
Net change in trading liabilities	**246,434**	(929,787)	**2,296**
Net change in loans and bills discounted	**468,339**	6,198,239	**4,364**
Net change in deposits	**3,137,797**	1,829,914	**29,238**
Net change in negotiable certificates of deposit	**(806,192)**	(1,338,888)	**(7,512)**
Net change in borrowed money (excluding subordinated debt)	**(180,888)**	(112,211)	**(1,686)**
Net change in deposits with banks	**(245,726)**	(1,299,305)	**(2,290)**
Net change in call loans, bills bought, receivables under resale agreements, and commercial paper and other debt purchased	**(743,218)**	(318,516)	**(6,925)**
Net change in receivables under securities borrowing transactions	**440,987**	971,914	**4,109**
Net change in call money, bills sold and payables under repurchase agreements	**(2,013,905)**	(5,704,903)	**(18,765)**
Net change in commercial paper	**91,400**	94,900	**852**
Net change in payables under securities lending transactions	**(2,078,345)**	1,139,101	**(19,366)**
Net change in foreign exchanges (assets)	**(151,254)**	5,016	**(1,409)**
Net change in foreign exchanges (liabilities)	**(94,405)**	175,444	**(880)**
Net change in short-term bonds (liabilities)	**1,000**	—	**9**
Issuance and redemption of bonds (excluding subordinated bonds)	**130,498**	152,514	**1,216**
Net change in due to trust account	**14,424**	30,078	**134**
Interest received	**1,553,995**	1,636,935	**14,480**
Interest paid	**(336,234)**	(336,704)	**(3,133)**
Net change in payable on trading and securities contracts	**(1,020,879)**	1,188,672	**(9,512)**
Other, net	**(350,488)**	27,099	**(3,266)**
Subtotal	**(3,223,208)**	3,546,782	**(30,034)**
Income taxes paid	**(56,914)**	(24,664)	**(530)**
Net cash (used in) provided by operating activities	**(3,280,122)**	3,522,118	**(30,564)**

(Continued)

Year ended March 31	Millions of yen 2005	2004	Millions of U.S. dollars (Note 1) 2005
2. Cash flows from investing activities:			
Purchases of securities	**¥(46,309,832)**	¥(47,305,660)	**$(431,512)**
Proceeds from sale of securities	**36,134,383**	30,688,033	**336,698**
Proceeds from maturity of securities	**13,118,211**	13,967,819	**122,235**
Purchases of money held in trust	**—**	(21,225)	**—**
Proceeds from sale of money held in trust	**0**	42,259	**0**
Purchases of premises and equipment	**(56,945)**	(80,932)	**(531)**
Proceeds from sale of premises and equipment	**93,474**	20,839	**871**
Purchases of lease assets	**(396,497)**	(368,159)	**(3,694)**
Proceeds from sale of lease assets	**43,702**	37,678	**407**
Purchases of stocks of subsidiaries	**(2,970)**	(8,999)	**(28)**
Net cash provided by (used in) investing activities	**2,623,525**	(3,028,346)	**24,446**
3. Cash flows from financing activities:			
Proceeds from issuance of subordinated debt	**36,000**	89,500	**336**
Repayment of subordinated debt	**(72,212)**	(195,000)	**(673)**
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	**440,237**	436,453	**4,102**
Repayment of subordinated bonds and bonds with stock acquisition rights	**(234,983)**	(150,713)	**(2,189)**
Proceeds from issuance of stocks	**210,003**	—	**1,957**
Dividends paid	**(46,463)**	(33,360)	**(433)**
Proceeds from minority stockholders	**21,024**	25	**196**
Dividends paid to minority stockholders	**(39,457)**	(33,196)	**(368)**
Purchases of treasury stock	**(269,012)**	(632)	**(2,507)**
Proceeds from sale of treasury stock	**9,063**	24,058	**84**
Net cash provided by financing activities	**54,199**	137,134	**505**
4. Effect of exchange rate changes on cash and due from banks	**(378)**	(2,417)	**(4)**
5. Net change in cash and due from banks	**(602,776)**	628,488	**(5,617)**
6. Cash and due from banks at beginning of year	**3,529,479**	2,900,991	**32,888**
7. Change in cash and due from banks due to merger of consolidated subsidiaries	**3,941**	—	**37**
8. Change in cash and due from banks due to decrease of consolidated subsidiaries	**—**	(0)	**—**
9. Cash and due from banks at end of year	**¥ 2,930,645**	¥ 3,529,479	**$ 27,308**

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries
Years ended March 31, 2005 and 2004

1. Basis of Presentation

Sumitomo Mitsui Financial Group, Inc. ("SMFG") was established on December 2, 2002 as a holding company for the SMFG group through a statutory share transfer (*kabushiki iten*) of all of the outstanding equity securities of the former Sumitomo Mitsui Banking Corporation ("former SMBC") in exchange for SMFG's newly issued securities. SMFG is a joint stock corporation with limited liability (*Kabushiki Kaisha*) incorporated under the Commercial Code of Japan. Upon formation of SMFG and completion of the statutory share transfer, the former SMBC became a direct wholly owned subsidiary of SMFG.

SMFG has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

The accounts of overseas subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles prevailing in the respective countries of domicile.

The accompanying consolidated financial statements have been restructured and translated into English (with some expanded descriptions and the inclusion of consolidated statements of stockholders' equity) from the consolidated financial statements of SMFG prepared in accordance with Japanese GAAP.

Some supplementary information included in the statutory Japanese language consolidated financial statements, but not required for fair presentation, is not presented in the accompanying consolidated financial statements.

Amounts less than one million yen have been omitted. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers outside Japan, using the prevailing exchange rate at March 31, 2005, which was ¥107.32 to US$1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

2. Significant Accounting Policies

(1) Consolidation and equity method

(a) Scope of consolidation

Japanese accounting standards on consolidated financial statements require a company to consolidate any subsidiaries of which the company substantially controls the operations, even if it is not a majority owned subsidiary. Control is defined as the power to govern the decision making body of an enterprise.

(i) Consolidated subsidiaries

Number of consolidated subsidiaries is as follows:

March 31	2005	2004
Consolidated subsidiaries	167	165

Principal subsidiaries:

Sumitomo Mitsui Banking Corporation ("SMBC")
THE MINATO BANK, LTD. ("MINATO")
Kansai Urban Banking Corporation
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
SMBC Leasing Company, Limited
Sumitomo Mitsui Card Company, Limited ("SMCC")
SMBC Capital Co., Ltd.
SMBC Finance Service Co., Ltd.
SMBC Friend Securities Co., Ltd.
The Japan Research Institute, Limited
SMBC Capital Markets, Inc.

Changes in consolidated subsidiaries in the fiscal year ended March 31, 2005 are as follows:

Twenty-one companies including SMBC Financial Business Planning Co., Ltd. were newly consolidated due to establishment.

At-loan Co., Ltd. was excluded from the scope of consolidation and treated as an affiliated company accounted for by the equity method because it became a consolidated subsidiary of Promise Co., Ltd.

Five companies including Minato Card Co., Ltd. were excluded from the scope of consolidation because they were no longer a subsidiary due to merger. Thirteen companies including SMLC Indus Co., Ltd. became unconsolidated subsidiaries that are not accounted for by the equity method because they became silent partnerships for lease transactions.

(ii) Unconsolidated subsidiaries

Principal company:

SBCS Co., Ltd.

One hundred and seventeen subsidiaries including S.B.L. Mercury Co., Ltd. are silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they were excluded from the scope of consolidation pursuant to Article 5 Paragraph 1 Item 2 of Consolidated Financial Statements Regulation.

Total assets, ordinary income, net income and retained earnings of other unconsolidated subsidiaries have no material impact on the consolidated financial statements.

(b) Application of the equity method

Japanese accounting standards also require any unconsolidated subsidiaries and affiliates on which SMFG is able to exercise material influence over their financial and operating policies to be accounted for by the equity method.

(i) Unconsolidated subsidiaries accounted for by the equity method

Number of unconsolidated subsidiaries accounted for by the equity method is as follows:

March 31	2005	2004
Unconsolidated subsidiaries	4	4

Principal company:

SBCS Co., Ltd.

(ii) Affiliates accounted for by the equity method

Number of affiliates accounted for by the equity method is as follows:

March 31	2005	2004
Affiliates	49	44

Principal companies:

Promise Co., Ltd.

Daiwa Securities SMBC Co. Ltd.

Daiwa SB Investments Ltd.

Sumitomo Mitsui Asset Management Company, Limited

QUOQ Inc.

Changes in affiliates in the fiscal year ended March 31, 2005 are as follows:

Eight companies including Promise Co., Ltd. newly became affiliated companies accounted for by the equity method due to acquisition of shares.

Three companies including Sony Bank Incorporated were excluded from the scope of affiliated companies due to decrease in ratio of voting share ownership and other reasons.

(iii) Unconsolidated subsidiaries that are not accounted for by the equity method

One hundred and seventeen subsidiaries including S.B.L. Mercury Co., Ltd. are silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they are not treated as affiliated companies accounted for by the equity method pursuant to Article 10 Paragraph 1 Item 2 of Consolidated Financial Statements Regulation.

(iv) Affiliates that are not accounted for by the equity method

Principal company:

Daiwa SB Investments (USA) Ltd.

Net income and retained earnings of unconsolidated subsidiaries and affiliates that are not accounted for by the equity method have no material impact on the consolidated financial statements.

(c) The balance sheet dates of consolidated subsidiaries

(i) The balance sheet dates of the consolidated subsidiaries are as follows:

March 31	2005	2004
September 30	5	5
October 31	1	1
December 31	70	65
January 31	2	2
March 31	89	92

A consolidated domestic subsidiary changed its balance sheet date from December 31 to March 31 from the fiscal year ended March 31, 2004. Therefore, SMFG's consolidated financial statements for the fiscal year ended March 31, 2004 include the subsidiary's profit or loss for the period from January 1, 2003 to March 31, 2004. However, this change had no material impact on the consolidated financial statements.

(ii) As for the companies whose balance sheet dates are September 30 and October 31, the accounts were provisionally closed as of March 31 and January 31 for the purpose of consolidation, respectively. The other companies were consolidated on the basis of their respective balance sheet dates.

Appropriate adjustments were made for material transactions during the periods from their respective balance sheet dates to the consolidated closing dates.

(2) Statements of cash flows

For the purposes of the consolidated statements of cash flows, cash and cash equivalents represent cash and due from banks.

(3) Trading assets/liabilities and trading profits/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in "Trading assets" or "Trading liabilities" on the consolidated balance sheet on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as "Trading profits" and "Trading losses."

Securities and monetary claims purchased for trading purposes are stated at the fiscal year-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated balance sheet date.

"Trading profits" and "Trading losses" include interest received or paid during the fiscal year. The year-on-year valuation differences of securities and monetary claims are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the year-on-year valuation differences are also recorded in the above-mentioned accounts.

SMBC accounts for foreign currency translation differences arising from currency swaps for trading purposes as "Trading assets" or "Trading liabilities" on a gross basis, pursuant to the "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry" (JICPA Industry Audit Committee Report No. 25).

(4) Securities

As for securities other than trading purposes, debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (straight-line method) using the moving-average method.

Investments in unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method.

Securities other than trading purpose securities, held-to-maturity securities and investments in unconsolidated subsidiaries and affiliates are classified as "other securities" (available-for-sale securities). Stocks in other securities that have market prices are carried at their average market prices during the final month of the fiscal year, and bonds and others that have market prices are carried at their fiscal year-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities with no available market prices are carried at cost or amortized cost using the moving-average method. Net unrealized gains (losses) on other securities, net of

income taxes, are included in "Stockholders' equity," after deducting the amount that is reflected in the fiscal year's earnings because of application of fair value hedge accounting.

Securities included in money held in trust are carried in the same method as for securities mentioned above.

(5) Derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value, though some consolidated overseas subsidiaries account for derivative transactions in accordance with their local accounting standards.

(6) Hedge accounting

(a) Hedging against interest rate changes

As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC applies deferred hedge accounting or fair value hedge accounting.

SMBC applies the basic provisions of "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Audit Committee Report No. 24) to hedges on groups of large-volume, small-value monetary claims and debts with similar risk characteristics. SMBC assesses the effectiveness of such hedges in offsetting fluctuation in fair value arising from changes in interest rates, by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for cash flow hedges, SMBC assesses the effectiveness of such hedges in fixing cash flows by verifying the correlation between the hedged items and the hedging instruments. SMBC also assesses the effectiveness of individual hedges.

As for the accounting method, SMBC applies fair value hedge accounting to hedging transactions for reducing the exposure to market volatility of bonds classified as other securities that are held for the purpose of Asset and Liability Management in order to more properly reflect the effectiveness of hedging transactions in the financial statements.

A portion of deferred hedge losses and gains, which was previously under the macro hedge, is no longer subject to hedge accounting. The deferred hedge losses and gains related to hedging instruments to which SMBC discontinued the application of hedge accounting or applied fair value hedge accounting as a result of the change mentioned above are recognized as "Interest income" or "Interest expenses" over a 12-year period (maximum) from the fiscal year ended March 31, 2004 according to their maturity. Gross amounts of deferred hedge losses and gains on "macro hedge" at March 31, 2005 were ¥197,872 million ($1,844 million) and ¥167,948 million ($1,565 million), respectively.

(b) Hedging against currency fluctuations

SMBC applies deferred hedge accounting stipulated in JICPA Industry Audit Committee Report No. 25 to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Audit Committee Report No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

(c) Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the strict criteria for external transactions stipulated in JICPA Industry Audit Committee Report No. 24 and No. 25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting or the short-cut method (exceptional treatment for interest rate swaps). A consolidated domestic subsidiary (a leasing company) partly applies the accounting method that is permitted by "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Leasing Industry" (JICPA Industry Audit Committee Report No. 19).

(7) Non-accrual loans

Loans are generally placed on non-accrual status when their borrowers are classified as Bankrupt, Effectively Bankrupt or Potentially Bankrupt under the self-assessment rule (see (11) Reserve for possible loan losses).

(8) Bills discounted

Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No. 24. SMFG's banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value at March 31, 2005 and 2004 was ¥966,552 million ($9,006 million) and ¥1,023,057 million, respectively.

(9) Premises and equipment

Premises and equipment owned by SMFG and SMBC are generally stated at cost less accumulated depreciation. Depreciation of premises is calculated using the straight-line method over the estimated useful lives of the respective assets. They calculated the depreciation cost for the fiscal year by proportionally allocating the estimated annual cost to the fiscal year. The estimated useful lives of major items are as follows:

Buildings: 7 to 50 years

Equipment: 2 to 20 years

Other consolidated subsidiaries depreciate premises and equipment, and lease assets primarily using the straight-line method over the estimated useful lives of the respective assets and the straight-line method over the lease term based on the residual value of assets at the end of the lease term, respectively.

(10) Software costs

Capitalized software for internal use owned by SMFG and its consolidated domestic subsidiaries is depreciated using the straight-line method over its estimated useful life (basically five years).

(11) Reserve for possible loan losses

Reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings ("bankrupt borrowers") or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation ("effectively bankrupt borrowers"), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees.

For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy ("potentially bankrupt borrowers"), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

Discounted Cash Flows (DCF) method is used for claims on borrowers whose cash flows from collection of principals and interest can be rationally estimated and SMBC applies it to claims on large potentially bankrupt borrowers and claims on large borrowers requiring close monitoring that have been classified as "Past due loans (3 months or more)" or "Restructured loans" whose total loans from SMBC exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value. In the fiscal year ended March 31, 2004, the DCF method was not applied to the claims on large potentially bankrupt borrowers.

For other claims, a reserve is provided based on the historical loan-loss ratio.

For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment. The reserves are provided based on the results of these assessments.

Reserve for possible loan losses of other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off was ¥1,782,244 million ($16,607 million) and ¥1,236,148 million at March 31, 2005 and 2004, respectively.

(12) Reserve for possible losses on loans sold

Reserve for possible losses on loans sold is provided for contingent losses arising from decline of market value of underlying collateral for loans sold to the Cooperative Credit Purchasing Company, Limited.

(13) Reserve for expenses related to EXPO 2005 Japan

SMBC accounts for the exhibition expenses related to "The 2005 World Exposition, Aichi, Japan" as "Reserve for expenses related to EXPO 2005 Japan," which includes the reserve that is stipulated in Article 57-2 of the Specific Taxation Measures Law.

(14) Reserve for employee bonuses

Reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the respective fiscal year.

(15) Reserve for employee retirement benefits

Reserve for employee retirement benefits is provided for payment of retirement benefits to employees, in the amount deemed accrued at the fiscal year-end, based on the projected retirement benefit obligation and the fair value of plan assets at the fiscal year-end.

Unrecognized prior service cost is amortized using the straight-line method, primarily over 10 years within the employees' average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized using the straight-line method, primarily over 10 years within the employees' average remaining service period, commencing from the next fiscal year of incurrence.

Unrecognized net transition obligation from the initial application of the new accounting standard for employee retirement benefits is amortized primarily using the straight-line method over five years.

A part of "Accounting Standards for Retirement Benefits" (issued by the Business Accounting Deliberation Council on June 16, 1998) was revised on March 16, 2005. As a result, the amount by which the plan assets exceed the projected benefit obligation ("unrecognized plan assets") due to excess of the actual return on the plan assets over the expected return on the plan assets, or occurrence of prior service costs due to lowering of pension benefit levels was permitted to be recognized as assets and gains. SMBC implemented an early adoption of the revised standards from the fiscal year ended March 31, 2005 and treated the unrecognized plan assets as actuarial differences. This accounting change had no impact on profit and loss accounts.

(16) Other reserves

Reserves required by special laws are provided as follows:

(a) Reserve for contingent liabilities from financial futures transactions is provided in accordance with Article 82 of the Financial Futures Transaction Law, in order to cover losses arising from financial futures transactions.

(b) Reserve for contingent liabilities from securities transactions is provided in accordance with Article 51 of the Securities and Exchange Law in provision for losses arising from securities transactions.

(17) Translation of foreign currency assets and liabilities

SMBC's assets and liabilities denominated in foreign currencies and overseas branches' accounts are translated into Japanese yen mainly at the exchange rate prevailing at the consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

As for the accounting method of foreign currency transactions, SMBC and other domestic consolidated banking subsidiaries apply the hedge accounting pursuant to the basic provisions of JICPA Industry Audit Committee Report No. 25.

Currency swaps and foreign exchange swaps for the purpose of lending or borrowing funds in different currencies are valuated at fair value and their fair-valued assets and liabilities are recognized on the consolidated balance sheet.

Foreign currency translation differences arising from currency swaps and forward foreign exchange transactions are accounted for as "Other assets" or "Other liabilities" on a gross basis pursuant to JICPA Industry Audit Committee Report No. 25.

Other consolidated subsidiaries' assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

(18) Lease transactions

Financing leases of SMFG and its consolidated domestic subsidiaries, excluding those in which the ownership of the property is transferred to the lessee, are accounted for in the same method as operating leases.

Standards for recognizing lease-related income on lease transactions and income/expenses on installment sales are as follows:

(a) Recognition of lease-related income on lease transactions
Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

(b) Recognition of income and expenses on installment sales
Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full term of the installment sales.

(19) Valuation of consolidated subsidiaries' assets and liabilities

Assets and liabilities of consolidated subsidiaries including the portion attributable to the minority shareholders are valuated for consolidation at fair value when SMFG acquires control.

(20) Amortization of goodwill

Goodwill on Sumitomo Mitsui Card Company, Limited and SMBC Leasing Company, Limited is amortized using the straight-line method over five years and goodwill on other companies is charged or credited to income directly when incurred.

(21) Appropriation of retained earnings

Payments of dividends are accounted for as appropriations of retained earnings in the fiscal year when such appropriations are approved at the general shareholders' meeting or, in the case of interim dividends, at the meeting of the Board of Directors.

Cash dividends charged to retained earnings are those actually paid during the fiscal year and consist of year-end dividends applicable to the preceding year and interim dividends for the current year.

(22) Amounts per share

Net income (loss) per share is calculated by deducting dividends for preferred stock from net income (loss), divided by the weighted average number of shares of common stock, excluding treasury stock outstanding during each fiscal year.

Diluted net income per share reflects the potential dilution that could occur if preferred stocks and other contracts to issue common stocks were exercised.

Declared dividends represent the cash dividends declared applicable to respective fiscal years, including dividends to be paid after the end of the fiscal year.

3. Trading Assets

Trading assets at March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Millions of U.S. dollars
March 31	2005	2004	2005
Trading securities	¥ 269,678	¥ 80,766	$ 2,513
Derivatives of trading securities	812	139	8
Derivatives of securities related to trading transactions	2,033	595	19
Trading-related financial derivatives	2,440,254	2,135,318	22,738
Other trading assets	1,056,293	1,089,960	9,842
	¥3,769,073	¥3,306,780	$35,120

4. Securities

Securities at March 31, 2005 and 2004 consisted of the following:

March 31	Millions of yen 2005	Millions of yen 2004	Millions of U.S. dollars 2005
Japanese government bonds*[1]	¥13,636,577	¥14,448,940	$127,065
Japanese local government bonds	486,884	506,263	4,537
Japanese corporate bonds	3,243,443	2,651,971	30,222
Japanese stocks*[1, 2]	3,516,280	3,637,892	32,764
Other*[2]	3,350,515	5,804,833	31,220
	¥24,233,701	¥27,049,901	$225,808

*[1] Unsecured loaned securities for which borrowers have the right to sell or pledge in the amount of ¥8,774 million ($82 million) are included in Japanese government bonds at March 31, 2005, and such securities in the amount of ¥15,849 million are included in Japanese government bonds and Japanese stocks at March 31, 2004. Loaned securities for which borrowers only have the right to pledge and not to sell in the amount of ¥99 million are included in Japanese government bonds at March 31, 2004.
As for the unsecured borrowed securities for which SMBC has the right to sell or pledge and the securities which SMBC purchased under resale agreements, that are permitted to be sold or pledged without restrictions, ¥467,647 million ($4,358 million) of securities are pledged, and ¥192,791 million ($1,796 million) of securities are held in hand at March 31, 2005. The respective amounts at March 31, 2004 were ¥1,022,170 million and ¥165,047 million.

*[2] Japanese stocks and other include investments in unconsolidated subsidiaries and affiliates of ¥395,984 million ($3,690 million) and ¥208,201 million at March 31, 2005 and 2004, respectively.

5. Loans and Bills Discounted

(1) Loans and bills discounted at March 31, 2005 and 2004 consisted of the following:

March 31	Millions of yen 2005	Millions of yen 2004	Millions of U.S. dollars 2005
Bills discounted	¥ 525,763	¥ 644,002	$ 4,899
Loans on notes	4,847,367	6,296,717	45,168
Loans on deeds	42,211,430	40,919,508	393,323
Overdrafts	7,215,244	7,522,572	67,231
	¥54,799,805	¥55,382,800	$510,621

(2) Loans and bills discounted includes the following "Risk-monitored loans" stipulated in the Banking Law:

March 31	Millions of yen 2005	Millions of yen 2004	Millions of U.S. dollars 2005
Risk-monitored loans:			
Bankrupt loans*[1]	¥ 68,337	¥ 96,413	$ 637
Non-accrual loans*[2]	1,398,964	1,767,862	13,035
Past due loans (3 months or more)*[3]	29,441	51,538	274
Restructured loans*[4]	730,701	1,382,168	6,809
	¥2,227,445	¥3,297,981	$20,755

*[1] "Bankrupt loans" are loans, after write-off, to legally bankrupt borrowers as defined in Article 96-1-3 and 96-1-4 of the Enforcement Ordinance No. 97 of the Japanese Corporate Tax Law (issued in 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons.

*[2] "Non-accrual loans" are loans on which accrued interest income is not recognized, excluding "Bankrupt loans" and loans on which interest payments are deferred in order to support the borrowers' recovery from financial difficulties.

*[3] "Past due loans (3 months or more)" are loans on which the principal or interest is past due for three months or more, excluding "Bankrupt loans" and "Non-accrual loans."

*[4] "Restructured loans" are loans on which terms and conditions have been amended in favor of the borrowers (e.g. reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers' recovery from financial difficulties, excluding "Bankrupt loans," "Non-accrual loans" and "Past due loans (3 months or more)."

The amounts above include the trusted amount with the Resolution and Collection Corporation of ¥41 million ($0 million) and ¥7,522 million at March 31, 2005 and 2004, respectively, which is treated as off-balancing.

(3) Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amount of unused commitments at March 31, 2005 and 2004 was ¥37,440,642 million ($348,869 million) and ¥32,634,541 million, respectively, and the amount of unused commitments whose original contract terms are within one year or unconditionally cancelable at any time at March 31, 2005 and 2004 was ¥33,204,890 million ($309,401 million) and ¥29,806,280 million, respectively.

Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers' financial positions, revising contracts when need arises and securing claims after the contracts are made.

6. Other Assets

Other assets at March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Millions of U.S. dollars
March 31	2005	2004	2005
Prepaid expenses	¥ 37,677	¥ 37,943	$ 351
Accrued income	264,704	238,454	2,467
Deferred assets	597,825	518,913	5,570
Financial derivatives*	792,007	1,010,355	7,380
Other	1,418,239	1,228,515	13,215
	¥3,110,454	¥3,034,182	$28,983

* Net amount of deferred unrealized losses on hedging instruments to which deferred hedge accounting is applied is reported as deferred losses on hedge and is included in "Financial derivatives." Gross deferred unrealized losses and gains on hedging instruments before netting at March 31, 2005 were ¥527,374 million ($4,914 million) and ¥429,751 million ($4,004 million), respectively. The respective amounts at March 31, 2004 were ¥663,546 million and ¥564,122 million.

7. Premises and Equipment

Premises and equipment at March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Millions of U.S. dollars
March 31	2005	2004	2005
Land*	¥ 411,545	¥ 513,874	$ 3,835
Buildings	487,686	534,250	4,544
Equipment and others	465,828	523,115	4,341
Total	1,365,060	1,571,240	12,720
Accumulated depreciation	(529,007)	(587,180)	(4,930)
	¥ 836,053	¥ 984,060	$ 7,790

* Includes land revaluation excess referred to in Note 16.

8. Lease Assets

Lease assets at March 31, 2005 and 2004 were as follows:

	Millions of yen		Millions of U.S. dollars
March 31	2005	2004	2005
Equipment and others	¥2,563,586	¥2,520,092	$23,887
Accumulated depreciation	(1,556,570)	(1,528,311)	(14,504)
	¥1,007,015	¥ 991,781	$ 9,383

9. Assets Pledged as Collateral

Assets pledged as collateral at March 31, 2005 and 2004 consisted of the following:

March 31	Millions of yen 2005	Millions of yen 2004	Millions of U.S. dollars 2005
Assets pledged as collateral			
Cash and due from banks and Deposits with banks	¥ 75,769	¥ 112,778	$ 706
Trading assets	630,553	540,579	5,875
Securities	6,492,047	10,723,663	60,492
Loans and bills discounted	1,524,286	1,375,426	14,203
Other assets	1,080	1,056	10
Premises and equipment	—	524	—
Liabilities corresponding to assets pledged as collateral			
Deposits	12,745	15,276	119
Call money and bills sold	3,976,469	5,175,669	37,052
Payables under repurchase agreements	393,895	1,055,508	3,670
Payables under securities lending transactions	3,283,601	5,700,206	30,596
Trading liabilities	143,819	203,599	1,340
Borrowed money	7,566	4,451	70
Other liabilities	14,072	1,122	131
Acceptances and guarantees	144,023	141,835	1,342

In addition to the assets presented above, the following assets were pledged as collateral for exchange settlements, initial margins of futures markets and certain other purposes at March 31, 2005 and 2004:

March 31	Millions of yen 2005	Millions of yen 2004	Millions of U.S. dollars 2005
Cash and due from banks and Deposits with banks	¥ 5,613	¥ 42,537	$ 52
Trading assets	126,821	3,908	1,182
Securities	6,659,318	6,801,910	62,051
Loans and bills discounted	27,500	55,000	256

Premises and equipment included surety deposits and intangibles of ¥100,014 million ($932 million) and ¥112,628 million at March 31, 2005 and 2004, respectively. Other assets included initial margins of futures markets of ¥9,582 million ($89 million) and ¥8,130 million at March 31, 2005 and 2004, respectively.

10. Deposits

Deposits at March 31, 2005 and 2004 consisted of the following:

March 31	Millions of yen 2005	Millions of yen 2004	Millions of U.S. dollars 2005
Current deposits	¥ 6,172,889	¥ 5,382,068	$ 57,519
Ordinary deposits	31,159,513	29,299,240	290,342
Savings deposits	1,090,677	1,206,013	10,163
Deposits at notice	4,319,669	3,800,841	40,250
Time deposits	21,157,264	20,870,829	197,142
Negotiable certificates of deposit	2,713,270	3,519,464	25,282
Other deposits	4,574,846	4,774,432	42,628
	¥71,188,131	¥68,852,890	$663,326

11. Trading Liabilities

Trading liabilities at March 31, 2005 and 2004 consisted of the following:

March 31	Millions of yen 2005	Millions of yen 2004	Millions of U.S. dollars 2005
Trading securities sold for short sales	¥ 69,419	¥ 32,658	$ 647
Derivatives of trading securities	524	242	5
Derivatives of securities related to trading transactions	2,061	940	19
Trading-related financial derivatives	2,038,468	1,839,404	18,994
	¥2,110,473	¥1,873,245	$19,665

12. Borrowed Money

Borrowed money at March 31, 2005 and 2004 consisted of the following:

March 31	Millions of yen 2005	Millions of yen 2004	Millions of U.S. dollars 2005	Average interest rate*1	Due
Bills rediscounted	¥ 11,576	¥ —	$ 108	2.97%	Apr. 2005 — Aug. 2005
Other borrowings*2	2,131,297	2,360,474	19,859	1.47	Jan. 2005 — Perpetual
	¥2,142,873	¥2,360,474	$19,967	1.48%	

*1 Average interest rate represents the weighted average interest rate based on the balances and rates at respective year-end of SMBC and other consolidated subsidiaries.

*2 Includes subordinated debt obligation of ¥734,097 million ($6,840 million) and ¥770,003 million at March 31, 2005 and 2004, respectively.

The repayment schedule within five years on borrowed money at March 31, 2005 was as follows:

March 31	Millions of yen 2005	Millions of U.S. dollars 2005
Within 1 year	¥703,518	$6,555
After 1 year through 2 years	224,614	2,093
After 2 years through 3 years	151,415	1,411
After 3 years through 4 years	119,289	1,112
After 4 years through 5 years	120,220	1,120

13. Bonds

Bonds at March 31, 2005 and 2004 consisted of the following:

March 31 Issuer Description	Millions of yen* 2005	Millions of yen* 2004	Millions of U.S. dollars 2005	Interest rate (%)	Due
SMBC:					
Straight bonds, payable in Yen	¥2,198,996 [491,666]	¥2,070,089 [366,976]	$20,490	0.51–2.60	Apr. 2005–Sep. 2024
Straight bonds, payable in Euro Yen	9,500	5,000	89	2.50–3.00	Mar. 2012–Sep. 2024
Straight bonds, payable in U.S. dollars	75,124 ($700,000 thousand) [75,124]	73,983 ($700,000 thousand)	700	4.32–6.02	May 2005–Sep. 2005
Subordinated bonds, payable in Yen	400,000	350,000	3,727	1.71–2.62	Jun. 2010–Oct. 2014
Subordinated bonds, payable in Euro Yen	664,900	483,100	6,195	0.4175–2.685	May 2011–Perpetual
Subordinated bonds, payable in U.S. dollars	174,287 ($1,624,000 thousand)	171,640 ($1,624,000 thousand)	1,624	5.93–8.15	Nov. 2011–Perpetual
Subordinated bonds, payable in British pound sterling	2,422 (£12,000 thousand)	2,317 (£12,000 thousand)	23	6.98	Perpetual
Subordinated bonds, payable in Euro	173,437 (€1,250,000 thousand)	—	1,616	4.375	Oct. 2014
Other consolidated subsidiaries:					
Straight bonds, payable in Yen	180,823 [67,865]	181,753 [92,403]	1,685	0.04–3.65	Feb. 2005–Oct. 2024
Straight bonds, payable in U.S. dollars	3,950 ($38,000 thousand) [521]	5,270 ($48,000 thousand) [1,209]	37	1.55–7.35	Jun. 2005–May 2009
Straight bonds, payable in Australian dollars	113 (A$2,000 thousand) [113]	113 (A$2,000 thousand)	1	7.00	Oct. 2005
Straight bonds, payable in other foreign currency	3,007 [1,596]	4,872 [1,990]	28	3.90–4.35	Oct. 2005–Jun. 2018
Subordinated bonds, payable in Yen	345,613 [36,649]	546,491 [12,000]	3,220	0.00–6.00	Apr. 2005–Perpetual
Subordinated bonds, payable in U.S. dollars	107,320 ($1,000,000 thousand)	108,332 ($1,025,000 thousand)	1,000	8.50	Jun. 2009
Short-term bonds	1,000 [1,000]	—	9	0.14995	May 2005
	¥4,340,497	¥4,002,965	$40,444		

* Figures in ( ) are the balances in the original currency of the foreign currency denominated bonds, and figures in [ ] are the amounts to be redeemed within one year.

The redemption schedule within five years on bonds at March 31, 2005 was as follows:

March 31	Millions of yen 2005	Millions of U.S. dollars 2005
Within 1 year	¥674,536	$6,285
After 1 year through 2 years	409,086	3,812
After 2 years through 3 years	421,960	3,932
After 3 years through 4 years	422,335	3,935
After 4 years through 5 years	554,863	5,170

14. Other Liabilities

Other liabilities at March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Millions of U.S. dollars
March 31	2005	2004	2005
Accrued expenses	¥ 128,568	¥ 111,725	$ 1,198
Unearned income	178,394	172,066	1,663
Income taxes payable	33,190	27,490	309
Financial derivatives	689,318	897,731	6,423
Other	1,334,314	2,382,804	12,433
	¥2,363,786	¥3,591,818	$22,026

15. Other Reserves

Other reserves at March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Millions of U.S. dollars
March 31	2005	2004	2005
Reserve for contingent liabilities from financial futures transactions	¥ 18	¥ 18	$ 0
Reserve for contingent liabilities from securities transactions	1,075	843	10
	¥1,093	¥862	$10

16. Land Revaluation Excess

SMBC revaluated its own land for business activities in accordance with the "Law Concerning Land Revaluation" (the "Law") effective March 31, 1998 and the law concerning amendment of the Law effective March 31, 2001. The income taxes corresponding to the net unrealized gains are deferred and reported in "Liabilities" as "Deferred tax liabilities for land revaluation," and the net unrealized gains, net of deferred taxes, are reported as "Land revaluation excess" in "Stockholders' equity."

Certain other consolidated subsidiaries revaluated their own land for business activities in accordance with the Law. The income taxes corresponding to the net unrealized gains (losses) are deferred and reported in "Liabilities" or "Assets" as "Deferred tax liabilities for land revaluation" or "Deferred tax assets for land revaluation" and the net unrealized gains (losses), net of deferred taxes, are reported as "Land revaluation excess" in "Stockholders' equity."

Date of the revaluation

SMBC:

March 31, 1998 and March 31, 2002

Certain other consolidated subsidiaries:

March 31, 1999 and March 31, 2002.

Method of revaluation (provided in Article 3-3 of the Law)

SMBC:

Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2-3, 2-4 or 2-5 of the Enforcement Ordinance of the Law concerning Land Revaluation (the Enforcement Ordinance No. 119) effective March 31, 1998.

Certain other consolidated subsidiaries:

Fair values were determined based on the values stipulated in Article 2-3 and 2-5 of the Enforcement Ordinance No. 119.

Total fair value of land used for business activities at March 31, 2005 and 2004, whose book value had been revaluated pursuant to Article 10 of the Law, was ¥21,022 million ($196 million) and ¥16,497 million lower than the book value, respectively.

17. Minority Interests

SB Treasury Company L. L. C., a subsidiary of SMBC, issued noncumulative perpetual preferred securities, totaling $1,800 million in February 1998. SB Equity Securities (Cayman), Limited, a subsidiary of SMBC, issued noncumulative perpetual preferred securities, totaling ¥340,000 million in February and March 1999. Sakura Preferred Capital (Cayman) Limited, a subsidiary of SMBC, issued noncumulative perpetual preferred securities, totaling ¥283,750 million in December 1998 and March 1999. These subsidiaries are consolidated and the preferred securities are accounted for as minority interests.

18. Capital Stock

Capital stock consists of common stock and preferred stock. Common stock and preferred stock at March 31, 2005 and 2004 were as follows:

	Number of shares			
	2005		2004	
March 31	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Common stock	15,000,000	6,273,792.49	15,000,000	5,796,010.53
Preferred stock (Type 1)	35,000	35,000	67,000	67,000
Preferred stock (Type 2)	100,000	100,000	100,000	100,000
Preferred stock (Type 3)	695,000	695,000	800,000	800,000
Preferred stock (Type 4)	242,087	157,187	249,999	165,099
Preferred stock (Type 5)	250,000	—	250,000	—
Preferred stock (Type 6)	300,000	70,001	300,000	—
Total	16,622,087	7,330,980.49	16,766,999	6,928,109.53

All of the preferred stock is noncumulative and nonparticipating for dividend payments, and shareholders of the preferred stock are not entitled to vote at a general meeting of shareholders except when the proposal to pay the prescribed dividends to shareholders is not submitted to the general meeting of shareholders or is rejected at the general meeting of shareholders.

Annual dividends per share of preferred stock (Type 1, Type 2, Type 3, First to Twelfth series Type 4, Thirteenth series Type 4 and First series Type 6) are paid to shareholders by ¥10,500, ¥28,500, ¥13,700, ¥135,000, ¥67,500 and ¥88,500, respectively.

In cases of liquidation distribution, shareholders of preferred stock (Type 1, Type 2, Type 3, Type 4 and First series Type 6) will receive ¥3,000,000, ¥3,000,000, ¥1,000,000, ¥3,000,000 and ¥3,000,000 per share, respectively, and will not have the right to participate in any further liquidation distribution.

SMFG may, at any time, purchase and retire preferred stocks out of earnings available for distribution to the shareholders.

Shareholders of preferred stock may request SMFG to convert their preferred stocks into common stocks. The period during which the conversion may be requested (the "conversion period") and the terms and conditions of conversion with respect to preferred stock (Type 1, Type 2 and Type 3) were determined by the resolution made in accordance with the provisions of Article 365 of the Commercial Code, of a shareholders meeting of SMBC. The conditions of conversion of preferred stock (First to Twelfth series Type 4 and Thirteenth series Type 4) were determined by the resolution of the board of directors relating to the issuance of the relevant preferred stocks. The conversion period and conversion price* of each type of preferred stock are as follows:

Preferred stock (Type 1):
December 2, 2002 to February 26, 2009
¥947,100

Preferred stock (Type 2):
August 1, 2005 to February 26, 2009
Initial conversion price will be determined by a formula based on the average of the daily closing prices per share of common stock in regular transactions at the Tokyo Stock Exchange on each of the 30 consecutive trading days (excluding any day on which the closing price is not available) commencing on the 45th trading day prior to August 1, 2005. (Initial conversion floor price: ¥947,100)

Preferred stock (Type 3):
December 2, 2002 to September 30, 2009
¥644,200

Preferred stock (First to Twelfth series Type 4):
February 8, 2003 to February 7, 2028
¥322,300

Preferred stock (Thirteenth series Type 4):
April 14, 2003 to July 12, 2005
¥312,000

* Conversion prices are reset and adjusted pursuant to the appointed rules governing conversion of the preferred stocks.

Any preferred stock (Type 1, Type 2, Type 3 and Type 4) with respect to which conversion has not been requested during the conversion period shall be mandatorily converted, as of the date immediately following the last day of the conversion period (the "mandatory conversion date"), into such number of common stocks as is obtained by dividing the corresponding amount set forth below by the average of the daily closing prices per share of common stock in regular transactions at the Tokyo Stock Exchange on each of the 30 consecutive trading days (excluding any day on which the closing price is not available) commencing on the 45th trading day preceding the mandatory conversion date. If such average price is less than ¥500,000, in the case of preferred stock (Type 1, Type 2 and Type 4), or less than ¥258,330, in the case of preferred stock (Type 3), then the preferred stock shall be converted into such number of common stocks as is obtained by dividing the corresponding amount set forth below by the relevant amount described above:

Preferred stock (Type 1): ¥3,000,000 per share
Preferred stock (Type 2): ¥3,000,000 per share
Preferred stock (Type 3): ¥1,000,000 per share
Preferred stock (Type 4): ¥3,000,000 per share

Shares of common stock held by SMFG and consolidated subsidiaries, and equity method unconsolidated subsidiaries and affiliates are as follows:

	Number of shares (thousand)	
March 31	2005	2004
Common stock	404	14

Following stock option are granted to directors and employees at March 31, 2005:

March 31	2005
Number of shares granted	1,620 shares
Type of stock	Common stock
Issue price	¥673,000 per share
Amount capitalized when shares are issued	¥337,000 per share
Exercise period	From June 28, 2004 to June 27, 2012

The stock option had been issued by former SMBC pursuant to the resolution of the ordinary general meeting of shareholders held on June 27, 2002. SMFG succeeded the obligations related to the stock options at the time of its establishment pursuant to the resolution of the preferred shareholders' meetings held on September 26, 2002 and the extraordinary shareholders' meeting held on September 27, 2002.

19. Fees and Commissions

Fees and commissions for the years ended March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Millions of U.S. dollars
Year ended March 31	2005	2004	2005
Fees and commissions (income):			
Deposits and loans	¥ 45,105	¥ 34,587	$ 420
Remittances and transfers	124,289	118,444	1,158
Securities-related business	51,973	43,883	484
Agency	19,304	16,239	180
Safe deposits	6,735	5,927	63
Guarantees	39,442	33,503	367
Credit card business	93,768	90,506	874
Investment trusts	45,574	35,214	425
Other	169,891	122,722	1,583
	¥596,086	¥501,028	$5,554
Fees and commissions (expenses):			
Remittances and transfers	¥ 24,215	¥ 23,553	$ 226
Other	55,760	53,298	519
	¥ 79,976	¥ 76,851	$ 745

20. Trading Income

Trading income for the years ended March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Millions of U.S. dollars
Year ended March 31	2005	2004	2005
Trading profits:			
Gains on trading securities	¥ 7,857	¥ 6,735	$ 73
Gains on trading-related financial derivatives	136,224	298,275	1,269
Other	504	—	5
	¥144,587	¥305,011	$1,347
Trading losses:			
Losses on securities related to trading transactions	¥ 199	¥ 904	$ 2
Other	—	11	—
	¥ 199	¥ 916	$ 2

21. Other Operating Income

Other operating income for the years ended March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Millions of U.S. dollars
Year ended March 31	2005	2004	2005
Gains on sale of bonds	¥ 85,683	¥132,651	$ 798
Gains on redemption of bonds	583	65	6
Lease-related income	691,864	654,218	6,447
Gains on foreign exchange transactions	118,840	—	1,107
Gains on financial derivatives	—	11,472	—
Other	161,318	148,066	1,503
	¥1,058,289	¥946,474	$9,861

22. Other Income

Other income for the years ended March 31, 2005 and 2004 consisted of the following:

Year ended March 31	Millions of yen 2005	Millions of yen 2004	Millions of U.S. dollars 2005
Gains on sale of stocks and other securities	¥129,258	¥159,037	$1,204
Gains on money held in trust	0	338	0
Equity in earnings of affiliates	27,142	15,700	253
Gains on disposal of premises and equipment	4,909	1,545	46
Collection of written-off claims	1,032	1,147	10
Gains on securities contributed to retirement benefits trust	75,275	—	701
Gains on return of the entrusted portion of employee pension fund	—	59,095	—
Tax refund from the Tokyo Metropolitan Government	—	38,236	—
Interest on the tax refund from the Tokyo Metropolitan Government	—	2,127	—
Gains on reversal of reserve for possible loan losses	—	14,378	—
Gains on reversal of reserve for possible losses on loans sold	—	489	—
Other	28,951	33,247	270
	¥266,569	¥325,344	$2,484

23. Other Operating Expenses

Other operating expenses for the years ended March 31, 2005 and 2004 consisted of the following:

Year ended March 31	Millions of yen 2005	Millions of yen 2004	Millions of U.S. dollars 2005
Losses on sale of bonds	¥105,828	¥107,950	$ 986
Losses on redemption of bonds	693	764	7
Losses on devaluation of bonds	255	110	2
Bond issuance costs	1,898	1,070	18
Lease-related expenses	626,387	588,504	5,837
Losses on foreign exchange transactions	—	56,960	—
Losses on financial derivatives	3,904	—	36
Other	128,779	131,288	1,200
	¥867,748	¥886,649	$8,086

24. Other Expenses

Other expenses for the years ended March 31, 2005 and 2004 consisted of the following:

Year ended March 31	Millions of yen 2005	Millions of yen 2004	Millions of U.S. dollars 2005
Write-off of loans	¥ 759,399	¥ 660,382	$ 7,076
Losses on sale of stocks and other securities	6,910	38,016	64
Losses on devaluation of stocks and other securities	224,266	19,524	2,090
Losses on money held in trust	—	962	—
Losses on sale of delinquent loans	147,984	269,059	1,379
Losses on disposal of premises and equipment	68,883	32,242	642
Amortization of unrecognized net transition obligation for employee retirement benefits	17,876	21,348	166
Provision for reserve for contingent liabilities from securities transactions	23	212	0
Other	33,133	81,653	309
	¥1,258,478	¥1,123,401	$11,726

25. Income Taxes

(1) Significant components of deferred tax assets and liabilities at March 31, 2005 and 2004 were as follows:

March 31	Millions of yen 2005	Millions of yen 2004	Millions of U.S. dollars 2005
Deferred tax assets:			
Net operating loss carryforwards	¥ 926,210	¥1,030,860	$ 8,630
Write-off of loans	545,008	286,808	5,078
Reserve for possible loan losses	470,016	549,411	4,380
Write-off of securities	401,414	351,143	3,740
Reserve for employee retirement benefits	92,852	95,722	865
Depreciation	8,389	8,642	78
Other	109,942	114,996	1,025
Subtotal	2,553,833	2,437,585	23,796
Valuation allowance	(598,451)	(441,060)	(5,576)
Total deferred tax assets	1,955,381	1,996,524	18,220
Deferred tax liabilities:			
Net unrealized gains on other securities	(281,966)	(225,246)	(2,627)
Gains on securities contributed to employee retirement benefits trust	(53,001)	(26,808)	(494)
Leveraged lease	(49,651)	(50,522)	(463)
Undistributed earnings of subsidiaries	(9,108)	(11,818)	(85)
Other	(8,754)	(15,724)	(81)
Total deferred tax liabilities	(402,482)	(330,119)	(3,750)
Net deferred tax assets	¥1,552,898	¥1,666,405	$14,470

(2) A reconciliation of the effective income tax rate reflected in the accompanying consolidated statements of operations to the statutory tax rate for the years ended March 31, 2005 and 2004 was as follows:

	2005	2004
Statutory tax rate	40.69%	42.05%
Valuation allowance	(140.70)	(18.93)
Change in the effective statutory tax rate due to the revision of the local tax law	—	(5.15)
Difference in the effective statutory tax rate between SMFG and consolidated domestic banking subsidiaries	—	(2.70)
Difference in the effective statutory tax rate between SMFG and consolidated overseas subsidiaries	16.96	—
Equity in earnings of affiliates	9.82	(1.47)
Dividends exempted for income tax purposes	4.15	(2.67)
Other	0.27	(3.02)
Effective income tax rate	(68.81)%	8.12%

(3) External based-corporate enterprise taxes

With the implementation of the "Revision of the Local Tax Law" (Legislation No. 9, 2003) on March 31, 2003, a part of the tax basis of enterprise taxes comprises "amount of added value" and "amount of capital" from the fiscal year commenced April 1, 2004. As a result, enterprise taxes that are calculated based on "amount of added value" and "amount of capital" are included in "General and administrative expenses" from the fiscal year ended March 31, 2005 pursuant to "Practical Treatment for Presentation of External Based-Corporate Enterprise Taxes in the Statement of Income" (Accounting Standards Board, Practical Solution Report No. 12).

26. Employee Retirement Benefits

(1) Outline of employee retirement benefits

Consolidated subsidiaries in Japan have contributory funded defined benefit pension plans such as employee pension plans, qualified pension plans and lump-sum severance indemnity plans. Some domestic consolidated subsidiaries have general type of employee pension plans. They may grant additional benefits in cases where certain requirements are met when employees retire.

A consolidated subsidiary in Japan adopts defined-contribution pension plan. SMBC and some consolidated subsidiaries in Japan contributed some of their marketable equity securities to employee retirement benefit trusts.

(2) Projected benefit obligation

March 31		Millions of yen 2005	Millions of yen 2004	Millions of U.S. dollars 2005
Projected benefit obligation	(A)	¥(891,311)	¥(892,421)	$(8,305)
Plan assets	(B)	908,453	709,353	8,465
Unfunded projected benefit obligation	(C)=(A)+(B)	17,141	(183,068)	160
Unrecognized net transition obligation from initial application of the new accounting standard	(D)	—	17,876	—
Unrecognized net actuarial gain or loss	(E)	175,153	215,420	1,632
Unrecognized prior service cost	(F)	(69,163)	(78,022)	(645)
Net amount recorded on the consolidated balance sheet	(G)=(C)+(D)+(E)+(F)	123,131	(27,792)	1,147
Prepaid pension cost (other assets)	(H)	157,924	13,049	1,471
Reserve for employee retirement benefits	(G)–(H)	¥ (34,792)	¥ (40,842)	$ (324)

(a) On January 26, 2004, SMBC received the approval from the Minister of Health, Labor and Welfare for exemption from future retirement benefit obligations with respect to the entrusted portion of the employee pension fund, in accordance with the implementation of the "Defined benefit enterprise pension plan law." As a result, SMBC applied the temporary treatment stipulated in Article 47-2 of "Practical Guidelines of Accounting for Retirement Benefits (Interim Report)" (JICPA's Accounting Committee Report No. 13), and derecognized retirement benefit liabilities on the entrusted portion and plan assets equivalent to the amount be returned on the day of approval. The amount of expected return of plan assets (minimum legal reserves) was ¥184,014 million at March 31, 2004.

(b) On January 17, 2003, some domestic consolidated subsidiaries received the approval from the Minister of Health, Labor and Welfare for exemption from future retirement benefit obligations with respect to the entrusted portion of the employees pension fund, in accordance with the implementation of the "Defined benefit enterprise pension plan law." On May 1, 2004, the subsidiaries also received the approval from the Minister of Health, Labor and Welfare for exemption from past retirement benefit obligations with respect to the entrusted portion, and adopted defined benefit pension plan.

(c) Plan assets related to the general type of welfare pension plan at March 31, 2005 and 2004, amounted to ¥14,057 million ($131 million) and ¥32,501 million, respectively, and were not included in the "Plan assets" shown above.

(3) Pension expenses

Year ended March 31	Millions of yen 2005	Millions of yen 2004	Millions of U.S. dollars 2005
Service cost	¥22,109	¥25,748	$206
Interest cost on projected benefit obligation	22,041	32,702	205
Expected return on plan assets	(21,048)	(23,033)	(196)
Amortization of unrecognized net transition obligation from initial application of the new accounting standard	17,876	21,348	166
Amortization of unrecognized net actuarial gain or loss	26,828	35,785	250
Amortization of unrecognized prior service cost	(9,159)	(6,062)	(85)
Other (nonrecurring additional retirement allowance paid and other)	8,139	6,953	76
Pension expenses	66,788	93,442	622
Gains on return of the entrusted portion of employee pension fund	—	(59,095)	—
Total	¥66,788	¥34,347	$622

(4) Assumptions

The principal assumptions used in determining benefit obligation and pension expenses at or for the years ended March 31, 2005 and 2004 were as follows:

Year ended March 31	2005	2004
Discount rate	1.5% to 2.5%	1.5% to 2.5%
Expected rate of return on plan assets	0.0% to 4.0%	0.0% to 4.0%
Allocation of estimated amount of retirement benefits	Allocated to each period by the straight-line method	Allocated to each period by the straight-line method
Term to amortize unrecognized prior service cost	Mainly 10 years	Mainly 10 years
Term to amortize unrecognized net actuarial gain or loss	Mainly 10 years	Mainly 10 years
Term to amortize unrecognized net transition obligation from initial application of new accounting standard	Mainly 5 years	Mainly 5 years

27. Cash Flows

Assets and liabilities of the companies that were newly consolidated through acquisition of stocks in the fiscal year ended March 31, 2004 were as follows:

Assets and liabilities at the time of consolidation and the expense (net) for acquisition with respect to acquisition of the three companies including former The Kansai Sawayaka Bank, Limited were as follows:

March 31	Millions of yen 2004
Assets	¥800,118
Loans and bills discounted	593,042
Liabilities	(724,759)
Deposits	(682,774)
Minority interests	(23,450)
Goodwill	(13,136)
Acquisition costs for the three companies' stocks (a)	38,773
Cash and due from banks of the three companies (b)	(29,773)
Cash expenditure for acquisition of the three companies (a) – (b)	¥ 8,999

28. Lease Transactions

(1) Financing leases

A summary of assumed amounts of acquisition cost, accumulated depreciation and net book value for financing leases without transfer of ownership at March 31, 2005 and 2004 was as follows:

(a) Lessee side

	Millions of yen						Millions of U.S. dollars		
	2005			2004			2005		
March 31	Acquisition cost	Accumulated depreciation	Net book value	Acquisition cost	Accumulated depreciation	Net book value	Acquisition cost	Accumulated depreciation	Net book value
Equipment	¥4,779	¥2,716	¥2,063	¥11,705	¥6,848	¥4,856	$44	$25	$19
Other	392	234	157	606	357	249	4	2	2
Total	¥5,171	¥2,950	¥2,221	¥12,312	¥7,206	¥5,106	$48	$27	$21

Future minimum lease payments excluding interests at March 31, 2005 and 2004 were as follows:

	Millions of yen		Millions of U.S. dollars
March 31	2005	2004	2005
Due within one year	¥ 880	¥2,070	$ 8
Due after one year	1,437	3,251	14
	¥2,318	¥5,322	$22

Total lease expenses for the years ended March 31, 2005 and 2004 were ¥1,589 million ($15 million) and ¥2,296 million, respectively. Assumed depreciation for the years ended March 31, 2005 and 2004 amounted to ¥1,449 million ($14 million) and ¥2,132 million, respectively. Assumed depreciation is calculated using the straight-line method over the lease term of the respective assets without salvage values. The difference between the minimum lease payments and the acquisition costs of the lease assets represents interest expenses. The allocation of such interest expenses over the lease term is calculated using the effective interest method. Interest expenses for the years ended March 31, 2005 and 2004 amounted to ¥144 million ($1 million) and ¥162 million, respectively.

(b) Lessor side

	Millions of yen						Millions of U.S. dollars		
	2005			2004			2005		
March 31	Acquisition cost	Accumulated depreciation	Net book value	Acquisition cost	Accumulated depreciation	Net book value	Acquisition cost	Accumulated depreciation	Net book value
Equipment	¥1,911,595	¥1,204,282	¥707,313	¥1,908,945	¥1,197,471	¥711,474	$17,812	$11,221	$6,591
Other	611,354	342,715	268,639	580,899	323,580	257,319	5,697	3,194	2,503
Total	¥2,522,949	¥1,546,997	¥975,952	¥2,489,845	¥1,521,051	¥968,794	$23,509	$14,415	$9,094

Future lease payments receivable excluding interests at March 31, 2005 and 2004 were as follows:

	Millions of yen		Millions of U.S. dollars
March 31	2005	2004	2005
Due within one year	¥319,727	¥318,916	$2,979
Due after one year	668,731	674,752	6,231
	¥988,459	¥993,669	$9,210

Total lease income for the years ended March 31, 2005 and 2004 was ¥412,550 million ($3,844 million) and ¥410,953 million, respectively. Depreciation for the years ended March 31, 2005 and 2004 amounted to ¥348,971 million ($3,252 million) and ¥331,032 million, respectively. Interest income represents the difference between the sum of the lease payments receivable and estimated salvage values, and the acquisition costs of the lease assets. The allocation of such interest income over the lease term is calculated using the effective interest method. Interest income for the years ended March 31, 2005 and 2004 amounted to ¥66,591 million ($620 million) and ¥60,905 million, respectively.

(2) Operating leases

(a) Lessee side

Future minimum lease payments at March 31, 2005 and 2004 were as follows:

March 31	Millions of yen 2005	Millions of yen 2004	Millions of U.S. dollars 2005
Due within one year	¥17,692	¥ 17,136	$165
Due after one year	81,546	83,638	760
	¥99,238	¥100,774	$925

(b) Lessor side

Future lease payments receivable at March 31, 2005 and 2004 were as follows:

March 31	Millions of yen 2005	Millions of yen 2004	Millions of U.S. dollars 2005
Due within one year	¥ 7,584	¥ 4,189	$ 71
Due after one year	13,623	9,804	127
	¥21,207	¥13,993	$198

Future lease payments receivable at March 31, 2005 and 2004 amounting to ¥74,176 million ($691 million) and ¥87,900 million, respectively, on the lessor side referred to in (1) and (2) above were pledged as collateral for borrowings.

29. Market Value of Securities and Money Held in Trust

(1) Securities

The market value of securities at March 31, 2005 and 2004 was as follows:

The amounts shown in the following tables include trading securities, commercial paper and short-term corporate bonds classified as "Trading assets," negotiable certificates of deposit bought classified as "Deposits with banks," and beneficiary claims on loan trusts classified as "Commercial paper and other debt purchased," in addition to "Securities" stated in the consolidated balance sheets.

(a) Securities classified as trading purposes

March 31	Millions of yen 2005	Millions of yen 2004	Millions of U.S. dollars 2005
Consolidated balance sheet amount	¥1,325,972	¥1,170,727	$12,355
Valuation losses included in the earnings for the fiscal year	3,717	1,707	35

(b) Bonds classified as held-to-maturity with market value

March 31	Millions of yen 2005 Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	¥507,342	¥505,002	¥(2,339)	¥1,582	¥3,922
Japanese local government bonds	—	—	—	—	—
Japanese corporate bonds	—	—	—	—	—
Other	28,859	29,380	520	531	11
Total	¥536,201	¥534,382	¥(1,818)	¥2,114	¥3,933

March 31	Millions of yen 2004 Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	¥509,458	¥500,930	¥(8,527)	¥1,739	¥10,266
Japanese local government bonds	—	—	—	—	—
Japanese corporate bonds	—	—	—	—	—
Other	17,272	18,374	1,101	1,101	—
Total	¥526,731	¥519,305	¥(7,425)	¥2,840	¥10,266

March 31	Millions of U.S. dollars 2005 Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	$4,727	$4,705	$(22)	$15	$37
Japanese local government bonds	—	—	—	—	—
Japanese corporate bonds	—	—	—	—	—
Other	269	274	5	5	0
Total	$4,996	$4,979	$(17)	$20	$37

Note: Market value is calculated by using market prices at the fiscal year-end.

(c) Other securities with market value

March 31	Millions of yen 2005 Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	¥ 1,992,711	¥ 2,697,765	¥705,053	¥750,480	¥ 45,426
Bonds	14,734,261	14,749,222	14,961	34,971	20,010
Japanese government bonds	13,116,068	13,129,235	13,167	27,115	13,948
Japanese local government bonds	488,423	486,884	(1,538)	2,061	3,600
Japanese corporate bonds	1,129,770	1,133,102	3,332	5,794	2,462
Other	2,779,971	2,756,295	(23,675)	15,903	39,579
Total	¥19,506,944	¥20,203,283	¥696,339	¥801,356	¥105,017

March 31	Millions of yen 2004 Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	¥ 2,234,577	¥ 2,904,362	¥669,784	¥736,878	¥ 67,094
Bonds	15,604,771	15,501,515	(103,256)	18,590	121,847
Japanese government bonds	14,028,689	13,939,482	(89,207)	14,225	103,432
Japanese local government bonds	515,362	506,263	(9,098)	1,075	10,173
Japanese corporate bonds	1,060,720	1,055,769	(4,950)	3,289	8,240
Other	5,354,322	5,363,406	9,084	32,047	22,963
Total	¥23,193,672	¥23,769,285	¥575,612	¥787,517	¥211,904

March 31	Millions of U.S. dollars 2005 Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	$ 18,568	$ 25,138	$6,570	$6,993	$423
Bonds	137,293	137,432	139	326	187
Japanese government bonds	122,214	122,337	123	253	130
Japanese local government bonds	4,552	4,537	(15)	19	34
Japanese corporate bonds	10,527	10,558	31	54	23
Other	25,904	25,683	(221)	148	369
Total	$181,765	$188,253	$6,488	$7,467	$979

Notes: 1. Net unrealized gains at March 31, 2005 include gains of ¥469 million ($4 million) that is recognized in the fiscal year's earnings because of the application of fair value hedge accounting and gains of ¥82 million ($1 million) on embedded financial instruments in their entirety that are recognized in the earnings because their embedded derivatives are not measured separately.
Of the total net unrealized gains for 2004, ¥23,452 million is included in the earnings for the year ended March 31, 2004 because of the application of fair value hedge accounting.
2. Consolidated balance sheet amount is calculated as follows:
Stocks Average market prices during one month before the fiscal year-end
Bonds and other Market prices at the fiscal year-end
3. Other securities with market value are considered as impaired if the market value decreases materially below the acquisition cost and such decline is not considered as recoverable. The market value is recognized as the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss for the fiscal year. Valuation loss for the fiscal years ended March 31, 2005 and 2004 was ¥172 million ($2 million) and ¥5,625 million, respectively. The rule for determining "material decline" is as follows and is based on the classification of issuing company under self-assessment of assets.
Bankrupt/Effectively bankrupt/Potentially bankrupt issuers: Market value is lower than acquisition cost.
Issuers requiring caution: Market value is 30% or more lower than acquisition cost.
Normal issuers: Market value is 50% or more lower than acquisition cost.
Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.
Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.
Issuers requiring caution: Issuers that are identified for close monitoring.
Normal issuers: Issuers other than the above four categories of issuers.

(d) Held-to-maturity bonds sold during the years ended March 31, 2005 and 2004

	Millions of yen						Millions of U.S. dollars		
	2005			2004*			2005		
Year ended March 31	Cost of securities sold	Sales amount	Gains on sales	Cost of securities sold	Sales amount	Gains on sales	Cost of securities sold	Sales amount	Gains on sales
Japanese government bonds	—	—	—	¥21,063	¥21,709	¥ 645	—	—	—
Japanese local government bonds	—	—	—	23,060	23,796	736	—	—	—
Total	—	—	—	¥44,123	¥45,506	¥1,382	—	—	—

* Reason for sales:
A consolidated subsidiary, MINATO, changed its investment policy.

(e) Other securities sold during the years ended March 31, 2005 and 2004

	Millions of yen		Millions of U.S. dollars
Year ended March 31	2005	2004	2005
Sales amount	¥36,133,895	¥30,640,639	$336,693
Gains on sales	214,022	281,085	1,994
Losses on sales	90,314	154,031	842

(f) Securities with no available market value

	Millions of yen		Millions of U.S. dollars
	Consolidated balance sheet amount		Consolidated balance sheet amount
March 31	2005	2004	2005
Bonds classified as held-to-maturity			
Unlisted foreign securities	¥ 2,400	¥ 3,371	$ 22
Other	8,566	9,713	80
Other securities			
Unlisted stocks (excluding OTC stocks)	429,658	532,446	4,004
Unlisted bonds	2,110,338	1,596,199	19,664
Unlisted foreign securities	412,118	316,217	3,840
Other	221,982	144,433	2,068

(g) Change of classification of securities

In the fiscal year ended March 31, 2004, MINATO changed its investment policy and sold some of the held-to-maturity bonds before their maturities. As a result, MINATO changed the classification of the remaining bonds that MINATO holds, ¥28,281 million, from "held-to-maturity" to "other securities" pursuant to Article 83 of the "Practical Guidelines for Accounting for Financial Instruments" (JICPA Accounting Committee Report No. 14). In addition, ¥12,063 million in reclassified bonds were sold in the fiscal year ended March 31, 2004 and net gains on sale of ¥18 million were recorded.

(h) Redemption schedule of other securities with maturities and held-to-maturity bonds

	Millions of yen			
	2005			
March 31	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Bonds	¥3,110,902	¥ 9,065,255	¥2,237,616	¥2,953,130
Japanese government bonds	2,818,917	6,414,993	1,482,528	2,920,138
Japanese local government bonds	20,003	264,369	202,016	494
Japanese corporate bonds	271,981	2,385,892	553,071	32,497
Other	600,124	1,625,706	258,965	725,965
Total	¥3,711,027	¥10,690,962	¥2,496,581	¥3,679,096

	Millions of yen			
	2004			
March 31	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Bonds	¥2,879,079	¥ 9,470,889	¥3,999,979	¥1,257,227
Japanese government bonds	2,706,787	7,223,369	3,266,491	1,252,292
Japanese local government bonds	7,759	263,194	234,789	519
Japanese corporate bonds	164,531	1,984,324	498,698	4,415
Other	441,373	4,212,911	457,429	538,094
Total	¥3,320,453	¥13,683,800	¥4,457,409	¥1,795,322

March 31	Millions of U.S. dollars 2005 Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Bonds	$28,987	$84,469	$20,850	$27,517
Japanese government bonds	26,267	59,774	13,814	27,210
Japanese local government bonds	186	2,463	1,882	4
Japanese corporate bonds	2,534	22,232	5,154	303
Other	5,592	15,149	2,413	6,765
Total	$34,579	$99,618	$23,263	$34,282

(2) Money held in trust

(a) Money held in trust classified as trading purposes
There are no corresponding transactions.

(b) Money held in trust classified as held-to-maturity
There are no corresponding transactions.

(c) Other money held in trust

	Millions of yen		Millions of U.S. dollars
March 31	2005	2004	2005
Acquisition cost	¥3,628	¥3,628	$34
Consolidated balance sheet amount	3,832	3,749	36
Net unrealized gains	204	121	2
Unrealized gains	300	222	3
Unrealized losses	95	100	1

(3) Net unrealized gains on other securities and other money held in trust

	Millions of yen		Millions of U.S. dollars
March 31	2005	2004	2005
Net unrealized gains	¥695,951	¥552,271	$6,485
Other securities	695,746	552,149	6,483
Other money held in trust	204	121	2
(–) Deferred tax liabilities	282,389	225,309	2,631
Net unrealized gains on other securities (before following adjustment)	413,561	326,962	3,854
(–) Minority interests	7,982	3,207	75
(+) SMFG's interest in net unrealized gains on valuation of other securities held by affiliates accounted for by the equity method	5,074	1,258	47
Net unrealized gains on other securities	¥410,653	¥325,013	$3,826

Notes: 1. Net unrealized gains at March 31, 2005 include gains of ¥469 million ($4 million) that is recognized in the fiscal year's earnings because of the application of fair value hedge accounting and gains of ¥82 million ($1 million) on embedded financial instruments in their entirety that are recognized in the earnings because their embedded derivatives are not measured separately.
Of the total net unrealized gains for 2004, ¥23,452 million is included in the earnings for the year ended March 31, 2004 because of the application of fair value hedge accounting.
2. Net unrealized gains (losses) included foreign currency translation adjustments on nonmarketable securities denominated in foreign currency.

30. Derivative Transactions

(1) Interest rate derivatives

	Millions of yen			
	2005			
	Contract amount			
March 31	Total	Over 1 year	Market value	Valuation gains (losses)
Transactions listed on exchange				
Interest rate futures:				
Sold	¥ 39,978,468	¥ 866,455	¥ 45,530	¥ 45,530
Bought	42,079,595	1,915,442	(52,737)	(52,737)
Interest rate options:				
Sold	—	—	—	—
Bought	250,080	250,080	21	21
Over-the-counter transactions				
Forward rate agreements:				
Sold	613,308	456,503	(60)	(60)
Bought	9,782,626	56,503	(4)	(4)
Interest rate swaps:	391,811,677	291,895,257	156,432	156,432
Receivable fixed rate/payable floating rate	186,359,947	140,866,355	2,048,207	2,048,207
Receivable floating rate/payable fixed rate	185,522,906	136,402,214	(1,885,274)	(1,885,274)
Receivable floating rate/payable floating rate	19,847,624	14,605,046	(3,515)	(3,515)
Interest rate swaptions:				
Sold	2,720,750	1,358,410	(31,840)	(31,840)
Bought	2,807,739	1,970,731	39,263	39,263
Caps:				
Sold	7,957,445	5,140,360	(8,601)	(8,601)
Bought	5,131,777	3,276,916	6,496	6,496
Floors:				
Sold	287,377	123,982	(3,373)	(3,373)
Bought	310,056	167,044	3,673	3,673
Other:				
Sold	—	—	—	—
Bought	639,798	105,311	4,989	4,989
Total	/	/	¥ 159,789	¥ 159,789

	Millions of yen			
	2004			
	Contract amount			
March 31	Total	Over 1 year	Market value	Valuation gains (losses)
Transactions listed on exchange				
Interest rate futures:				
Sold	¥ 87,393,679	¥ 2,662,913	¥ (111,937)	¥ (111,937)
Bought	91,880,414	3,624,247	110,424	110,424
Interest rate options:				
Sold	554,768	267,333	(218)	(218)
Bought	984,778	267,333	241	241
Over-the-counter transactions				
Forward rate agreements:				
Sold	3,576,364	430,000	952	952
Bought	13,028,083	1,640,000	(2,001)	(2,001)
Interest rate swaps:	385,010,824	290,122,316	235,969	235,969
Receivable fixed rate/payable floating rate	184,435,337	138,971,508	1,624,354	1,624,354
Receivable floating rate/payable fixed rate	178,700,873	135,278,747	(1,380,548)	(1,380,548)
Receivable floating rate/payable floating rate	21,727,688	15,792,166	518	518
Interest rate swaptions:				
Sold	2,224,743	968,959	(37,880)	(37,880)
Bought	2,589,152	1,173,273	41,346	41,346
Caps:				
Sold	5,408,280	3,469,422	(6,543)	(6,543)
Bought	3,602,677	2,345,784	5,628	5,628
Floors:				
Sold	224,688	190,319	(5,321)	(5,321)
Bought	302,366	240,371	5,040	5,040
Other:				
Sold	—	—	—	—
Bought	306,408	72,854	4,402	4,402
Total	/	/	¥ 240,101	¥ 240,101

March 31	Millions of U.S. dollars 2005 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Transactions listed on exchange				
Interest rate futures:				
Sold	$ 372,516	$ 8,074	$ 424	$ 424
Bought	392,095	17,848	(491)	(491)
Interest rate options:				
Sold	—	—	—	—
Bought	2,330	2,330	0	0
Over-the-counter transactions				
Forward rate agreements:				
Sold	5,715	4,254	(1)	(1)
Bought	91,154	526	(0)	(0)
Interest rate swaps:	3,650,873	2,719,859	1,458	1,458
Receivable fixed rate/payable floating rate	1,736,489	1,312,583	19,085	19,085
Receivable floating rate/payable fixed rate	1,728,689	1,270,986	(17,567)	(17,567)
Receivable floating rate/payable floating rate	184,939	136,089	(33)	(33)
Interest rate swaptions:				
Sold	25,352	12,658	(297)	(297)
Bought	26,162	18,363	366	366
Caps:				
Sold	74,147	47,898	(80)	(80)
Bought	47,818	30,534	61	61
Floors:				
Sold	2,678	1,155	(31)	(31)
Bought	2,889	1,557	34	34
Other:				
Sold	—	—	—	—
Bought	5,962	981	46	46
Total	/	/	$ 1,489	$ 1,489

Notes: 1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of operations.
Derivative transactions to which deferred hedge accounting method is applied are not included in the amounts above.
Some consolidated overseas subsidiaries account for interest rate derivatives in accordance with local accounting standards. Such transactions are not included in the amounts above. Net unrealized losses at March 31, 2005 amounted to ¥2,344 million ($22 million). Net unrealized gains at March 31, 2004 amounted to ¥13 million.
2. Market value of transactions listed on exchange is calculated mainly using the closing prices on the Tokyo International Financial Futures Exchange and others. Market value of OTC transactions is calculated mainly using discounted present value and option pricing models.

(2) Currency derivatives

March 31	Millions of yen 2005 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Over-the-counter transactions				
Currency swaps	¥18,581,388	¥12,017,760	¥188,219	¥122,850
Currency swaptions				
Sold	985,339	979,291	(22,071)	(22,071)
Bought	1,218,665	1,208,413	42,475	42,475
Forward foreign exchange	41,706,257	2,301,053	6,194	6,194
Currency options				
Sold	2,620,171	1,229,664	(83,225)	(83,225)
Bought	2,633,024	1,193,964	103,782	103,782
Other				
Sold	3,176	—	17	17
Bought	188	—	0	0
Total	/	/	¥235,392	¥170,023

March 31	Millions of yen 2004 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Over-the-counter transactions				
Currency swaps	¥16,317,980	¥10,396,658	¥ 82,675	¥131,136
Currency swaptions				
Sold	646,230	623,671	(16,259)	(16,259)
Bought	1,135,123	1,112,563	40,495	40,495
Forward foreign exchange	33,748,772	1,368,595	(38,814)	(38,814)
Currency options				
Sold	2,911,936	898,824	(90,113)	(90,113)
Bought	2,883,999	907,272	107,026	107,026
Other				
Sold	7,957	882	51	51
Bought	—	—	—	—
Total	/	/	¥ 85,060	¥133,521

March 31	Millions of U.S. dollars 2005 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Over-the-counter transactions				
Currency swaps	$173,140	$111,981	$1,754	$1,145
Currency swaptions				
Sold	9,181	9,125	(206)	(206)
Bought	11,355	11,260	396	396
Forward foreign exchange	388,616	21,441	58	58
Currency options				
Sold	24,415	11,458	(776)	(776)
Bought	24,534	11,125	967	967
Other				
Sold	30	—	0	0
Bought	2	—	0	0
Total	/	/	$2,193	$1,584

Notes: 1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of operations. The amounts above do not include the following:
(a) Derivative transactions to which deferred hedge accounting method is applied;
(b) Those that are allotted to financial assets/liabilities denominated in foreign currency and whose market values are already reflected to the consolidated balance sheet; and
(c) Those that are allotted to financial assets/liabilities denominated in foreign currency and the financial assets/liabilities are eliminated in the process of consolidation.
Some consolidated overseas subsidiaries account for currency derivatives in accordance with local accounting standards. Such transactions are not included in the amounts above. Net unrealized gains at March 31, 2005 amounted to ¥698 million ($7 million). Net unrealized losses at March 31, 2004 amounted to ¥442 million.
2. Market value is calculated mainly using discounted present value.
3. Forward foreign exchange and currency options that were formerly revaluated at the fiscal year-end are included in the table above from the fiscal year ended March 31, 2004.

(3) Equity derivatives

March 31	Millions of yen 2005 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Transactions listed on exchange				
Equity price index futures:				
Sold	¥ 233	¥ —	¥ —	¥ —
Bought	594	—	(0)	(0)
Equity price index options:				
Sold	—	—	—	—
Bought	—	—	—	—
Over-the-counter transactions				
Equity options:				
Sold	17,500	17,500	(277)	(277)
Bought	17,000	17,000	271	271
Equity price index swaps:				
Receivable equity index/payable floating rate	—	—	—	—
Receivable floating rate/payable equity index	—	—	—	—
Other:				
Sold	22,834	—	(1,146)	(1,146)
Bought	66,278	8,583	4,887	4,887
Total	/	/	¥3,735	¥3,735

March 31	Millions of yen 2004 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Transactions listed on exchange				
Equity price index futures:				
Sold	¥ —	¥ —	¥ —	¥ —
Bought	3,349	—	63	63
Equity price index options:				
Sold	—	—	—	—
Bought	—	—	—	—
Over-the-counter transactions				
Equity options:				
Sold	—	—	—	—
Bought	—	—	—	—
Equity price index swaps:				
Receivable equity index/payable floating rate	—	—	—	—
Receivable floating rate/payable equity index	—	—	—	—
Other:				
Sold	4,791	—	(231)	(231)
Bought	7,336	3,005	311	311
Total	/	/	¥143	¥143

March 31	Millions of U.S. dollars 2005 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Transactions listed on exchange				
Equity price index futures:				
Sold	$ 2	$ —	$—	$—
Bought	6	—	(0)	(0)
Equity price index options:				
Sold	—	—	—	—
Bought	—	—	—	—
Over-the-counter transactions				
Equity options:				
Sold	163	163	(3)	(3)
Bought	158	158	3	3
Equity price index swaps:				
Receivable equity index/payable floating rate	—	—	—	—
Receivable floating rate/payable equity index	—	—	—	—
Other:				
Sold	213	—	(11)	(11)
Bought	618	80	46	46
Total	/	/	$35	$35

Notes: 1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of operations.
Derivative transactions to which deferred hedge accounting method is applied are not included in the amounts above.
2. Market value of transactions listed on exchange is calculated mainly using the closing prices on the Tokyo Stock Exchange.
Market value of OTC transactions is calculated mainly using discounted present value and option pricing models.

(4) Bond derivatives

March 31	Millions of yen 2005 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Transactions listed on exchange				
Bond futures:				
Sold	¥598,657	¥ —	¥(1,720)	¥(1,720)
Bought	823,707	—	6,645	6,645
Bond futures options:				
Sold	17,500	—	(50)	(50)
Bought	15,000	—	21	21
Over-the-counter transactions				
Forward bond agreements:				
Sold	—	—	—	—
Bought	263,054	243,588	1,485	1,485
Bond options:				
Sold	702,330	11,851	(4,141)	(4,141)
Bought	691,518	—	1,144	1,144
Total	/	/	¥ 3,383	¥ 3,383

March 31	Millions of yen 2004 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Transactions listed on exchange				
Bond futures:				
Sold	¥1,485,848	¥ —	¥ 5,213	¥ 5,213
Bought	3,473,003	—	(16,918)	(16,918)
Bond futures options:				
Sold	333,500	—	(769)	(769)
Bought	5,000	—	66	66
Over-the-counter transactions				
Forward bond agreements:				
Sold	296,334	273,251	1,746	1,746
Bought	—	—	—	—
Bond options:				
Sold	2,821,954	14,114	(6,020)	(6,020)
Bought	2,420,812	2,972	18,216	18,216
Total	/	/	¥ 1,533	¥ 1,533

March 31	Millions of U.S. dollars 2005 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Transactions listed on exchange				
Bond futures:				
Sold	$5,578	$ —	$(16)	$(16)
Bought	7,675	—	62	62
Bond futures options:				
Sold	163	—	(0)	(0)
Bought	140	—	0	0
Over-the-counter transactions				
Forward bond agreements:				
Sold	—	—	—	—
Bought	2,451	2,270	14	14
Bond options:				
Sold	6,544	110	(39)	(39)
Bought	6,444	—	11	11
Total	/	/	$ 32	$ 32

Notes: 1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of operations. Derivative transactions to which deferred hedge accounting method is applied are not included in the amounts above.
2. Market value of transactions listed on exchange is calculated mainly using the closing prices on the Tokyo Stock Exchange. Market value of OTC transactions is calculated mainly using option pricing models.

(5) Commodity derivatives

March 31	Millions of yen 2005 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Transactions listed on exchange				
Commodity futures:				
Sold	¥ —	¥ —	¥ —	¥ —
Bought	310	—	(16)	(16)
Over-the-counter transactions				
Commodity swaps:				
Receivable fixed price/payable floating price	142,921	140,114	(57,396)	(57,396)
Receivable floating price/payable fixed price	139,453	136,482	67,597	67,597
Commodity options:				
Sold	6,861	6,854	(4,873)	(4,873)
Bought	6,095	5,925	5,056	5,056
Total	/	/	¥10,367	¥10,367

March 31	Millions of yen 2004 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Over-the-counter transactions				
Commodity swaps:				
Receivable fixed price/payable floating price	¥86,127	¥84,270	¥(5,742)	¥(5,742)
Receivable floating price/payable fixed price	87,038	84,985	9,932	9,932
Commodity options:				
Sold	4,457	4,318	(1,645)	(1,645)
Bought	4,448	4,309	1,667	1,667
Total	/	/	¥ 4,211	¥ 4,211

March 31	Millions of U.S. dollars 2005 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Transactions listed on exchange				
Commodity futures:				
Sold	$ —	$ —	$ —	$ —
Bought	3	—	(0)	(0)
Over-the-counter transactions				
Commodity swaps:				
Receivable fixed price/payable floating price	1,332	1,306	(535)	(535)
Receivable floating price/payable fixed price	1,299	1,272	630	630
Commodity options:				
Sold	64	64	(45)	(45)
Bought	57	55	47	47
Total	/	/	$ 97	$ 97

Notes: 1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of operations. *Derivative transactions to which deferred hedge accounting method is applied are not included in the amounts above.*
2. Market value is calculated based on factors such as price of the relevant commodity and contract term.
3. Commodity derivatives are transactions on fuel and metal.

(6) Credit derivative transactions

March 31	Millions of yen 2005 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Over-the-counter transactions				
Credit default options:				
Sold	¥45,468	¥37,132	¥ (779)	¥ (779)
Bought	76,405	62,558	1,552	1,552
Other:				
Sold	923	—	(84)	(84)
Bought	1,481	—	115	115
Total	/	/	¥ 803	¥ 803

March 31	Millions of yen 2004 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Over-the-counter transactions				
Credit default options:				
Sold	¥38,891	¥36,213	¥ (826)	¥ (826)
Bought	57,308	52,627	1,580	1,580
Other:				
Sold	1,504	—	(23)	(23)
Bought	1,389	—	27	27
Total	/	/	¥ 757	¥ 757

March 31	Millions of U.S. dollars 2005 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Over-the-counter transactions				
Credit default options:				
Sold	$424	$346	$ (7)	$ (7)
Bought	712	583	14	14
Other:				
Sold	9	—	(1)	(1)
Bought	14	—	1	1
Total	/	/	$ 7	$ 7

Notes: 1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of operations. Derivative transactions to which deferred hedge accounting method is applied are not included in the amounts above.
2. Market value is calculated based on factors such as price of the reference assets and contract term.
3. "Sold" represents transactions in which the credit risk is accepted; "Bought" represents transactions in which the credit risk is transferred.

31. Segment Information

(1) Business segment information

Year ended March 31	Millions of yen 2005 Banking business	Leasing	Other	Total	Elimination and unallocated corporate assets	Consolidated
I. Ordinary income						
(1) External customers	¥ 2,447,122	¥ 706,860	¥ 426,813	¥ 3,580,796	¥ —	¥ 3,580,796
(2) Intersegment	41,862	19,723	190,226	251,812	(251,812)	—
Total	2,488,984	726,583	617,040	3,832,609	(251,812)	3,580,796
Ordinary expenses	2,643,533	684,652	505,793	3,833,979	(222,889)	3,611,089
Ordinary profit (loss)	¥ (154,548)	¥ 41,931	¥ 111,246	¥ (1,370)	¥ (28,922)	¥ (30,293)
II. Assets, depreciation and capital expenditure						
Assets	¥96,420,384	¥1,924,019	¥5,649,310	¥103,993,713	¥(4,261,855)	¥99,731,858
Depreciation	60,568	343,134	24,248	427,951	14	427,966
Capital expenditure	66,189	400,119	27,112	493,421	9	493,430

Notes: 1. The business segmentation is classified based on SMFG's internal administrative purpose. Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.
2. "Other" includes securities, credit card, investment banking, loans, venture capital, system development and information processing.
3. As for assets, unallocated corporate assets that were included in "Elimination and unallocated corporate assets" mainly consisted of investments in affiliates of ¥3,806,067 million ($35,465 million).
4. Ordinary income represents total income excluding gains on disposal of premises and equipment, collection of written-off claims and reversals of other reserves. Ordinary expenses represent total expenses excluding losses on disposal of premises and equipment, amortization of unrecognized net transition obligation for employee retirement benefits and other extraordinary expenses.

Year ended March 31	Banking business	Leasing	Other	Total	Elimination and unallocated corporate assets	Consolidated
	Millions of yen					
	2004					
I. Ordinary income						
(1) External customers	¥ 2,492,168	¥ 674,243	¥ 386,098	¥ 3,552,510	¥ —	¥ 3,552,510
(2) Intersegment	26,911	18,466	182,955	228,333	(228,333)	—
Total	2,519,079	692,709	569,054	3,780,844	(228,333)	3,552,510
Ordinary expenses	2,295,451	658,092	472,737	3,426,281	(216,616)	3,209,665
Ordinary profit	¥ 223,627	¥ 34,616	¥ 96,317	¥ 354,562	¥ (11,717)	¥ 342,844
II. Assets, depreciation and capital expenditure						
Assets	¥99,062,021	¥1,815,963	¥5,940,301	¥106,818,286	¥(4,603,113)	¥102,215,172
Depreciation	66,809	336,392	19,043	422,245	9	422,255
Capital expenditure	91,870	371,350	28,906	492,127	33	492,161

Notes: 1. The business segmentation is classified based on SMFG's internal administrative purpose.
Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.
2. "Other" includes securities, credit card, investment banking, loans, venture capital, system development and information processing.
3. As for assets, unallocated corporate assets that were included in "Elimination and unallocated corporate assets" mainly consisted of investments in affiliates of ¥3,409,122 million.
4. Ordinary income represents total income excluding gains on disposal of premises and equipment, collection of written-off claims and reversals of other reserves. Ordinary expenses represent total expenses excluding losses on disposal of premises and equipment, amortization of unrecognized net transition obligation for employee retirement benefits and other extraordinary expenses.

Year ended March 31	Banking business	Leasing	Other	Total	Elimination and unallocated corporate assets	Consolidated
	Millions of U.S. dollars					
	2005					
I. Ordinary income						
(1) External customers	$ 22,802	$ 6,587	$ 3,977	$ 33,366	$ —	$ 33,366
(2) Intersegment	390	184	1,772	2,346	(2,346)	—
Total	23,192	6,771	5,749	35,712	(2,346)	33,366
Ordinary expenses	24,632	6,380	4,713	35,725	(2,077)	33,648
Ordinary profit (loss)	$ (1,440)	$ 391	$ 1,036	$ (13)	$ (269)	$ (282)
II. Assets, depreciation and capital expenditure						
Assets	$898,438	$17,928	$52,640	$969,006	$(39,712)	$929,294
Depreciation	565	3,197	226	3,988	0	3,988
Capital expenditure	617	3,728	253	4,598	0	4,598

(2) Geographic segment information

Year ended March 31	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination and unallocated corporate assets	Consolidated
	Millions of yen						
	2005						
I. Ordinary income							
(1) External customers	¥ 3,331,194	¥ 109,639	¥ 62,959	¥ 77,003	¥ 3,580,796	¥ —	¥ 3,580,796
(2) Intersegment	59,278	46,789	6,189	26,013	138,270	(138,270)	—
Total	3,390,472	156,429	69,148	103,016	3,719,067	(138,270)	3,580,796
Ordinary expenses	3,494,330	107,027	63,254	60,692	3,725,305	(114,215)	3,611,089
Ordinary profit (loss)	¥ (103,857)	¥ 49,401	¥ 5,894	¥ 42,323	¥ (6,238)	¥ (24,055)	¥ (30,293)
II. Assets	¥91,564,408	¥4,704,584	¥2,462,266	¥3,253,758	¥101,985,019	¥(2,253,160)	¥99,731,858

Notes: 1. The geographic segmentation is classified based on the degrees of following factors: geographic proximity, similarity of economic activities and relationship of business activities among regions.
Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.
2. The Americas includes the United States, Brazil, Canada and others; Europe includes the United Kingdom, Germany, France and others; Asia and Oceania includes Hong Kong, Singapore, Australia and others except Japan.
3. As for assets, unallocated corporate assets that were included in "Elimination and unallocated corporate assets" mainly consisted of investments in affiliates of ¥3,806,067 million ($35,465 million).
4. Ordinary income represents total income excluding gains on disposal of premises and equipment, collection of written-off claims and reversals of other reserves. Ordinary expenses represent total expenses excluding losses on disposal of premises and equipment, amortization of unrecognized net transition obligation for employee retirement benefits and other extraordinary expenses.

Year ended March 31	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination and unallocated corporate assets	Consolidated
	Millions of yen						
	2004						
I. Ordinary income							
(1) External customers	¥ 3,250,452	¥ 135,908	¥ 75,566	¥ 90,582	¥ 3,552,510	¥ —	¥ 3,552,510
(2) Intersegment	50,138	39,129	6,113	11,360	106,742	(106,742)	—
Total	3,300,591	175,038	81,680	101,942	3,659,252	(106,742)	3,552,510
Ordinary expenses	3,067,985	109,837	65,586	59,397	3,302,806	(93,140)	3,209,665
Ordinary profit	¥ 232,606	¥ 65,201	¥ 16,093	¥ 42,545	¥ 356,446	¥ (13,601)	¥ 342,844
II. Assets	¥95,318,870	¥4,826,318	¥2,177,644	¥2,731,299	¥105,054,133	¥(2,838,960)	¥102,215,172

Notes: 1. The geographic segmentation is classified based on the degrees of following factors: geographic proximity, similarity of economic activities and relationship of business activities among regions.
Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.
2. The Americas includes the United States, Brazil, Canada and others; Europe includes the United Kingdom, Germany, France and others; Asia and Oceania includes Hong Kong, Singapore, Australia and others except Japan.
3. As for assets, unallocated corporate assets that were included in "Elimination and unallocated corporate assets" mainly consisted of investments in affiliates of ¥3,409,122 million.
4. Ordinary income represents total income excluding gains on disposal of premises and equipment, collection of written-off claims and reversals of other reserves. Ordinary expenses represent total expenses excluding losses on disposal of premises and equipment, amortization of unrecognized net transition obligation for employee retirement benefits and other extraordinary expenses.

Year ended March 31	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination and unallocated corporate assets	Consolidated
	Millions of U.S. dollars						
	2005						
I. Ordinary income							
(1) External customers	$ 31,040	$ 1,022	$ 586	$ 718	$ 33,366	$ —	$ 33,366
(2) Intersegment	552	436	58	242	1,288	(1,288)	—
Total	31,592	1,458	644	960	34,654	(1,288)	33,366
Ordinary expenses	32,560	997	589	566	34,712	(1,064)	33,648
Ordinary profit (loss)	$ (968)	$ 461	$ 55	$ 394	$ (58)	$ (224)	$ (282)
II. Assets	$853,191	$43,837	$22,943	$30,318	$950,289	$(20,995)	$929,294

(3) Ordinary income from overseas operations

Year ended March 31	Millions of yen 2005	Millions of yen 2004	Millions of U.S. dollars 2005
Consolidated ordinary income from overseas operations (A)	¥ 249,602	¥ 302,057	$ 2,326
Consolidated ordinary income (B)	3,580,796	3,552,510	33,366
(A) / (B)	7.0%	8.5%	7.0%

Notes: 1. Consolidated ordinary income from overseas operations are presented as counterparts of overseas sales of companies in other industries.
2. The above table shows ordinary income from transactions of overseas branches of SMBC and transactions of overseas consolidated subsidiaries, excluding internal income. These extensive transactions are not categorized by transaction party and the geographic segment information is not presented because such information is not available.

32. Subsequent Events

(1) The following appropriations of retained earnings of SMFG at March 31, 2005 were approved by the general meeting of shareholders held on June 29, 2005:

		Millions of yen	Millions of U.S. dollars
Cash dividends,	¥3,000 per share on common stock	¥17,607	$164
	¥10,500 per share on preferred stock (Type 1)	367	3
	¥28,500 per share on preferred stock (Type 2)	2,850	27
	¥13,700 per share on preferred stock (Type 3)	9,521	89
	¥135,000 per share on preferred stock (First to Twelfth series Type 4)	6,763	63
	¥67,500 per share on preferred stock (Thirteenth series Type 4)	7,228	67
	¥728 per share on preferred stock (First series Type 6)	50	0

(2) On April 27, 2005, SMFG, SMCC and SMBC agreed with NTT DoCoMo, Inc. to form a strategic, business and capital alliance for the launch of a credit-payment service using mobile phones. Pursuant to the agreement, NTT DoCoMo plans to acquire 34% of SMCC's common shares issued and outstanding for approximately ¥98 billion ($913 million).

33. Parent Company

(1) Nonconsolidated Balance Sheets
Sumitomo Mitsui Financial Group, Inc.

March 31	Millions of yen 2005	Millions of yen 2004	Millions of U.S. dollars (Note 1) 2005
Assets			
Current assets	¥ 134,989	¥ 110,948	$ 1,258
Cash and due from banks	44,021	98,159	410
Prepaid expenses	21	21	0
Deferred tax assets	40	17	1
Accrued income	443	424	4
Current portion of long-term loans to subsidiaries and affiliates	40,000	—	373
Accrued income tax refunds	50,349	12,179	469
Other current assets	112	145	1
Fixed assets	3,659,517	3,291,153	34,099
Premises and equipment	2	0	0
Buildings	0	0	0
Equipment	1	—	0
Intangible assets	41	47	0
Software	41	47	0
Investments and other assets	3,659,472	3,291,105	34,099
Investments in securities	10	76	0
Investments in subsidiaries and affiliates	3,656,465	3,246,462	34,071
Long-term loans to subsidiaries and affiliates	—	40,000	—
Deferred tax assets	2,997	4,565	28
Deferred charges	603	905	6
Organization cost	603	905	6
Total assets	¥3,795,110	¥3,403,007	$35,363
Liabilities			
Current liabilities	¥ 475,494	¥ 230,286	$ 4,431
Short-term borrowings	475,000	230,000	4,426
Accounts payable	67	47	1
Accrued expenses	286	97	3
Income taxes payable	31	1	0
Business office taxes payable	5	5	0
Reserve for employees bonuses	66	84	1
Other current liabilities	36	48	0
Total liabilities	475,494	230,286	4,431
Stockholders' equity			
Capital stock	1,352,651	1,247,650	12,604
Capital surplus	1,852,293	1,747,273	17,260
Capital reserve	1,352,764	1,247,762	12,605
Other capital surplus	499,529	499,510	4,655
Retained earnings	384,527	178,720	3,583
Voluntary reserve	30,420	30,420	283
Special voluntary earned reserves	30,420	30,420	283
Unappropriated retained earnings	354,107	148,300	3,300
Treasury stock	(269,857)	(921)	(2,515)
Total stockholders' equity	3,319,615	3,172,721	30,932
Total liabilities and stockholders' equity	¥3,795,110	¥3,403,007	$35,363

(2) Nonconsolidated Statements of Income
Sumitomo Mitsui Financial Group, Inc.

	Millions of yen		Millions of U.S. dollars (Note 1)
Year ended March 31	**2005**	2004	**2005**
Operating income	**¥258,866**	¥55,515	**$2,412**
Dividends on investments in subsidiaries and affiliates	**251,735**	47,332	**2,346**
Fees and commissions received from subsidiaries	**6,289**	7,341	**58**
Interest income on loans to subsidiaries and affiliates	**841**	841	**8**
Operating expenses	**2,644**	3,044	**25**
General and administrative expenses	**2,644**	3,044	**25**
Operating profit	**256,222**	52,470	**2,387**
Nonoperating income	**134**	121	**2**
Interest income on deposits	**45**	101	**1**
Fees and commissions income	**17**	9	**0**
Other nonoperating income	**70**	11	**1**
Nonoperating expenses	**2,908**	1,403	**27**
Interest on borrowings	**1,274**	874	**12**
Amortization of organization costs	**301**	301	**3**
Stock issuance costs	**788**	—	**7**
Fees and commissions expenses	**537**	206	**5**
Other nonoperating expenses	**6**	21	**0**
Income before income taxes	**253,448**	51,188	**2,362**
Income taxes:			
Current	**3**	3	**0**
Refund	**(329)**	—	**(3)**
Deferred	**1,545**	679	**15**
Net income	**¥252,228**	¥50,505	**$2,350**

	Yen		U.S. dollars (Note 1)
Per share data:			
Net income	**¥38,302.88**	¥3,704.49	**$356.90**
Net income — diluted	**25,178.44**	3,690.72	**234.61**

Independent Auditors' Report

To the Board of Directors of
Sumitomo Mitsui Financial Group, Inc.

We have audited the accompanying consolidated balance sheets of Sumitomo Mitsui Financial Group, Inc. ("SMFG") and subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended, expressed in Japanese yen. These consolidated financial statements are the responsibility of SMFG's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SMFG and subsidiaries as of March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Japan.

The consolidated financial statements as of and for the year ended March 31, 2005 have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements expressed in Japanese yen have been translated into United States dollars on the basis set forth in Note 1 to the consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan
June 29, 2005

Summary of Significant Differences between Japanese GAAP and U.S. GAAP

The consolidated financial statements of SMFG and its subsidiaries presented in this annual report conform with generally accepted accounting principles in Japan ("Japanese GAAP"). Such principles vary from the accounting principles generally accepted in the United States ("U.S. GAAP"). Significant differences between Japanese GAAP and U.S. GAAP are summarized below. These differences are not necessarily the only differences and other differences may exist:

Japanese GAAP

Consolidated Subsidiaries

The consolidated financial statements include all enterprises that are controlled by the parent, irrespective of the percentage of the voting shares owned.

Control is defined as the power to govern the decision making body of an enterprise.

Equity Method of Accounting

Affiliates are enterprises over which SMFG has material influence with respect to their financial and operating policies.

Investments in nonconsolidated subsidiaries or affiliates are accounted for by the equity method in the consolidated financial statements.

U.S. GAAP

Consolidated Subsidiaries

Statement of Financial Accounting Standards ("SFAS") No. 94 requires a parent company to consolidate all of its majority-owned subsidiaries in which it holds more than 50% of the outstanding voting shares, subject to certain exceptions related to temporary control or the parent company's inability to exercise control over the subsidiary.

SFAS No. 140 defines the criteria of a qualifying special purpose entity ("QSPE"), a trust or other legal vehicle that may be the recipient of a transfer of financial assets from an enterprise and that is not to be consolidated in the financial statements of a transferor or its affiliates. An SPE is qualifying only if it is demonstrably distinct from the transferor and its activities are strictly limited. A QSPE generally may hold only passive financial assets and may be permitted to dispose of them only in automatic response to certain objectively-defined events. Generally, for nonconsolidation of non-qualifying SPEs to be appropriate, the majority owners of the SPE must be independent third parties who have made a substantive capital investment in the SPE, have control of the SPE, and have substantive risks and rewards of ownership of the assets of the SPE.

FASB Interpretation No. 46R ("FIN 46R") addresses consolidation of what are termed variable interest entities, where the voting interest approach is not effective in identifying controlling financial interests in entities that are not controllable through voting interests or in which the equity investors do not bear the residual economic risks. An entity is considered a variable interest entity that shall be subject to consolidation if (i) the entity's total equity at risk is insufficient to permit the entity to finance its activities without additional subordinated support, or (ii) as a group, the holders of the equity investment at risk lack any of three characteristics of a controlling financial interest. An enterprise shall consolidate a variable interest entity if that enterprise has a variable interest, that will absorb a majority of the entity's expected losses, receive a majority of the entity's residual returns, or both, where variable interests are defined as contractual, ownership or other pecuniary interests in an entity that change with changes in the fair value of the entity's net assets exclusive of variable interests.

Equity Method of Accounting

Investments representing ownership of 20% to 50% of the outstanding voting shares are accounted for by the equity method. In addition, investments representing ownership of less than 20% are accounted for by the equity method if the investor has the ability to exercise significant influence over the entity in which it invests.

Business Combinations

Accounting treatment that is similar to the pooling-of-interest method is normally used for business combinations in accordance with the Commercial Code of Japan. Under the accounting treatment, the balance sheet items of the acquired company are combined with those of the acquiring company at their carrying amount or fair value.

The Accounting Standards Board of Japan published "Opinion Concerning Establishment of Accounting Standard for Business Combination" in October 2003. According to the opinion, from the fiscal year starting April 1, 2006, new accounting standard is required to be applied. Under the new accounting standard, the purchase method is the basic method. The pooling-of-interests-method is applied only to exceptionally limited circumstances when strict criteria are met.

Securities

Debt securities that consolidated subsidiaries have the intent and ability to hold to maturity (held-to-maturity securities) are carried at amortized cost. Trading securities are carried at market value with gains or losses included in the current period income. Other securities (available-for-sale securities) are carried at fair value with unrealized gains or losses recorded directly to stockholders' equity, net of taxes.

Accounting for Derivatives and Hedging Activities

Derivative instruments are carried at fair value with changes included in the current period income unless certain hedge accounting criteria are met. In general, if derivative instruments are used as hedges and meet certain hedging criteria, a company defers recognition of gains or losses resulting from changes in fair value of derivative instruments as either an asset or liability until the related losses or gains on the hedged items are recognized. As a result of assessing and measuring effectiveness of hedges, changes in fair values of ineffective portion of derivatives can be deferred if only the total portion is recognized as effective.

As for fair value hedge accounting to hedging transactions for reducing the exposure to market volatility of bonds classified as other securities, a company can select either of following treatment.

(a) A company defers recognition of gains or losses resulting from changes in fair value of derivative instruments as either an asset or liability until the related losses or gains on the hedged items are recognized.

(b) A company recognizes gains or losses resulting from changes in fair value of derivative instruments in earnings in the period of change together with the offsetting fair value loss or gain on the hedged item.

A bank was permitted to adopt "Macro Hedge Accounting" as hedge accounting method, under which the bank manages the total interest rate risk arising from various financial assets and liabilities as a whole by using financial derivative transactions. The treatment was temporarily permitted until fiscal year starting April 1, 2002.

Business Combinations

SFAS No. 141, Accounting for Business Combinations, prescribes the purchase method for all business combinations. The purchase method requires the valuation of the acquired assets and liabilities based on fair market values at the time of combination. The difference between the fair market values of the net assets and the consideration given represents goodwill.

Securities

Investments in marketable equity and all debt securities are classified at acquisition according to management's intent, into one of the following categories: trading, available-for-sale, or held-to-maturity. Trading securities are marked to fair value, with the resulting unrealized gain or loss recognized in income. Available-for-sale securities should be marked to fair value, with the resulting unrealized gain or loss recorded in other comprehensive income. Held-to-maturity securities are carried at amortized cost. Other than temporary declines in value are charged to earnings when incurred.

Accounting for Derivatives and Hedging Activities

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities requires the recognition of all derivatives as assets or liabilities in the balance sheet measured at fair value. Changes in the fair values of derivatives are included in earnings unless the derivative qualifies for hedge accounting criteria. As a result of assessing and measuring effectiveness of hedges, changes in fair values of ineffective portion of derivatives are included in earnings and to be disclosed. The changes in the fair value of derivatives qualifying for hedge accounting criteria depend on the intended use.

For derivatives designated as hedging the exposure to changes in the fair value of an asset or liability or a firm commitment, the gain or loss is recognized in earnings in the period of change together with the offsetting fair value loss or gain on the hedged item.

For derivatives designated as hedging the exposure to variable cash flows of a forecasted transaction, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income. Gains and losses of cash flow hedges included in other comprehensive income are reclassified into earnings in the same period or periods during which the hedged cash flows affects earnings.

For derivatives designated as hedging the foreign currency exposure of a net investment in a foreign operation, the gain or loss is reported in other comprehensive income as part of the cumulative translation adjustment.

SFAS No. 133 was partially amended by SFAS No. 138 and SFAS No. 149.

From the fiscal year starting April 1, 2003, Japanese banks are required to apply the basic provision of JICPA Industry Audit Committee Report No. 24 to hedges on groups of large-volume, small-value monetary and debts with similar risk characteristics.

Accounting for Sales of Loans with Recourse
Certain loan participations which meet specified criteria are allowed to be accounted for as sales, even though the loans are not legally isolated from the transferor.

Accounting for Sales of Loans with Recourse
Under U.S. GAAP, pursuant to SFAS No. 140, financial assets are generally recorded as sold and removed from the balance sheet only when the following conditions have been met: legal title has passed; the financial assets are beyond the reach of the transferor's creditors, even in bankruptcy or receivership; the purchaser obtains the asset free of conditions that constrain it from taking advantage of the right to pledge or sell the asset; and the transferor does not maintain effective control over the assets as defined. Sales that are not free of such constraints are recorded as a financing. A transfer of assets qualifying as a sale under U.S. GAAP but in connection with which the seller has assumed a limited recourse obligation would result in the recording of a liability for the estimated recourse.

Restructured Loans
Discounted present value had not been historically used to measure impairment of a loan. Reserves for restructured loans were computed based on historical loss experience.

From the fiscal year ended at March 31, 2003, pursuant to "Audit considerations with respect to the discounted cash flow method used to determine allowance for credit losses by banks and other financial institutions" (issued by JICPA on February 24, 2003), major banks are required to provide reserves for possible loan losses using the Discounted Cash Flows method as follows for loans to large borrowers classified as "Past due loans (3 months or more)" or "Restructured loans":

(a) A bank rationally estimates the cash flows of principal and interest, and measures their present values by discounting the cash flows using the initial contractual interest rate.
(b) A bank recognizes the difference between the present value and its book value as estimated losses and provides reserve for possible loan losses.

Restructured Loans
SFAS No. 114 requires that impairment of a loan, including a troubled debt restructuring, be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as practicably expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral-dependent.

Accrued Interest on Non-Performing Loans
Consolidated subsidiaries place into the non-accrual status loans which management assesses as "Bankrupt," "Effectively Bankrupt" or "Potentially Bankrupt." Accrued interest related to such loans is written-off.

Accrued Interest on Non-Performing Loans
Loans are placed on non-accrual status when they are deemed uncollectible based on management's assessment. Accrued interest related to such loans is reversed against interest income.

Income is generally recognized on such loans using either a cost-recovery method, cash-basis method or some combination of those methods.

Impairment of Long-Lived Assets
In August 2002, the Business Accounting Deliberation Council issued "Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets." The opinion requires that an impairment loss be recognized only if there are indications of impairment loss and the carrying amount of a fixed asset is lower than its aggregate undiscounted future cash flows. The amount of impairment loss to be recognized is the difference between the carrying amount

Impairment of Long-Lived Assets
SFAS No. 144 requires that an impairment loss be recognized only if the carrying amount of a long-lived asset is not recoverable from its undiscounted future cash flows and be measured as the difference between the carrying amount and fair value of the long-lived assets. The impairment loss shall be included in the current period income.

of fixed asset and the greater of: (i) the aggregate discounted future cash flows, (ii) the expected resale price of the fixed assets. The impairment loss shall be included in the current period income.

This new accounting standard becomes effective for fiscal years beginning after March 31, 2005. Earlier adoption is permitted for the fiscal year ended March 31, 2004.

Goodwill

Goodwill that is the excess of investment cost over the parent's share of the underlying equity in net assets of the subsidiary at the date of acquisition and that is created in consolidation procedures shall be amortized within 20 years.

According to the "Opinion Concerning Establishment of Accounting Standard for Business Combination" issued in October 2003, goodwill is strictly amortized within 20 years using a systematic method, with impairment test in addition.

Goodwill

Under SFAS No. 142, goodwill is not amortized but tested at least annually for impairment.

Employee Pension and Post-Retirement Benefits

Reserve for employee retirement benefit is recorded based on an actuarial computation, which uses the present value of the projected benefit obligation and pension assets, based on an employee's credited years of services at the balance sheet date. Contributions are charged to the income statement as a decrease in pension costs when paid.

All unrecognized actuarial gains/losses are strictly subject to amortization.

There is no requirement of additional minimum liability under Japanese GAAP.

Employee Pension and Post-Retirement Benefits

U.S. GAAP generally requires the use of actuarial methods for measuring annual employee benefit costs, including the use of assumptions as to the rate of salary progression and discount rate, the amortization of prior service costs over the remaining service period of active employees and the immediate recognition of a liability when the accumulated benefit obligation exceeds the fair market value of plan assets.

Unrecognized actuarial gains/losses that are equal to the greater of 10% of the present value of benefit obligation (PBO) and 10% of the fair value (market related value) of plan assets, do not need to be amortized (corridor amortization).

Liability that is at least equal to unfunded accumulated benefit obligation is recognized as additional minimum liability.

Accounting for the transfer of the Substitutional Portion of Employee Pension Fund Liabilities

In general, accounting for any gain on transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities is recognized when the obligation is settled and actually transferred. As an alternative, the gain on the return of the entrusted portion of the employee pension fund is allowed if the transfer is resolved by board of delegates and there are plan assets equivalent to the amount that should be transferred to the Japanese Government. This treatment is allowed from June 15, 2001 to March 31, 2004.

Accounting for the transfer of the Substitutional Portion of Employee Pension Fund Liabilities

In accordance with Emerging Issues Task Force Issue No. 03-02 "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," the entire separation process and transfer will be accounted for at the time the transfer of the benefit obligation and related plan assets is completed. The ultimate determination of any gain or loss will be made as of the date the transfer has been completed in accordance with Statement of Financial Accounting Standards No. 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits."

Earned Surplus Reserve

Under the Banking Law of Japan, an amount equivalent to at least 20% of cash disbursements paid was appropriated and was set aside as earned surplus reserve in the retained earnings.

Effective October 1, 2001, such earned surplus reserve is recorded until total of both earned surplus reserve and capital surplus equals the amount of common stock. The excess of the total amount over the amount of common stock may be transferred to retained earnings by resolution of stockholders.

Earned Surplus Reserve

Such earned surplus reserve is not provided for under U.S. GAAP.

Land Revaluation Excess

Land which had been recorded at acquired cost was allowed to be revalued at fair value at one time during a fiscal year from March 31, 1998 to March 31, 2002. The resulting gains were recorded in land revaluation excess as a separate component in the stockholders' equity, net of tax.

The land shall not be revaluated after the initial revaluation even if the fair value declined.

From the fiscal year commencing after March 31, 2005, Accounting Standard for Impairment of Fixed Assets will become effective. This new accounting standard stipulates that when the impairment loss is recognized on revaluated land under certain conditions, corresponding land revaluation excess should be transferred to retained earnings.

Land Revaluation Excess

Such land revaluation excess is not permissible.

Guarantees

Notional amounts of guarantees, including standby letters of credit and the related reimbursement obligations of customers, are presented on the balance sheet with assets of equal amounts.

Guarantees

In November 2002, the Financial Accounting Standards Board (FASB) issued interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which, among other provisions, applies to guarantees issued or modified after December 31, 2002. The issuer of a guarantee is required to recognize, at the inception of the guarantee, an initial liability for fair value of its obligations under the guarantee basically. The above-mentioned treatment is required for letters, such as financial standby letters of credit and contracts that contingently require the guarantor to make payments to the guaranteed party.

Loan Fees

Loan origination fees and costs are recognized when income is received and costs are incurred.

Loan Fees

Loan origination fees are deferred and recognized over the life of the related loan as an adjustment of yield based on the effective interest method.

Certain direct loan origination costs are also deferred and recognized over the life of the related loan as a reduction of the loan's yield based on the effective interest method.

Directors' Bonuses

Directors' bonuses are charged directly to retained earnings by resolution of stockholders.

Directors' Bonuses

Directors' compensation is expensed on an accrual basis as earned.

Leases

Unless transfer of ownership occurs, financing leases may be accounted for as operating leases accompanied with sufficient footnote disclosure.

Leases

Leases are classified as either capital lease or operating lease, based on specified criteria. A lease which transfers substantially all of the benefits and risks of ownership to the lessee is reported as a capital lease. Other leases are accounted for as operating leases.

Comprehensive Income

There are no specific accounting principles for reporting comprehensive income.

Comprehensive Income

U.S. GAAP requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income includes all changes in stockholders' equity during an accounting period except those resulting from investments by or distributions to owners, including certain items not included in the current results of operations.

Supplemental Information

Consolidated Balance Sheets (Unaudited)

Sumitomo Mitsui Banking Corporation and Subsidiaries

	Millions of yen		Millions of U.S. dollars
March 31	**2005**	2004	**2005**
Assets			
Cash and due from banks	**¥ 2,926,227**	¥ 3,525,056	**$ 27,266**
Deposits with banks	**2,059,337**	1,797,817	**19,189**
Call loans and bills bought	**1,004,512**	360,509	**9,360**
Receivables under resale agreements	**124,856**	152,070	**1,163**
Receivables under securities borrowing transactions	**568,340**	1,009,328	**5,296**
Commercial paper and other debt purchased	**606,032**	481,547	**5,647**
Trading assets	**3,769,073**	3,306,780	**35,120**
Money held in trust	**3,832**	3,749	**36**
Securities	**24,018,612**	26,863,501	**223,803**
Loans and bills discounted	**55,148,929**	55,428,967	**513,874**
Foreign exchanges	**895,586**	743,957	**8,345**
Other assets	**1,801,341**	1,892,274	**16,785**
Premises and equipment	**753,295**	896,614	**7,019**
Lease assets	**26,736**	24,835	**249**
Deferred tax assets	**1,550,213**	1,646,920	**14,445**
Deferred tax assets for land revaluation	**—**	706	**—**
Customers' liabilities for acceptances and guarantees	**3,461,263**	3,084,542	**32,252**
Reserve for possible loan losses	**(1,239,882)**	(1,375,921)	**(11,553)**
Total assets	**¥97,478,308**	¥99,843,258	**$908,296**
Liabilities, minority interests and stockholders' equity			
Liabilities			
Deposits	**¥71,269,641**	¥68,981,540	**$664,085**
Call money and bills sold	**4,971,462**	6,292,495	**46,324**
Payables under repurchase agreements	**405,671**	1,098,449	**3,780**
Payables under securities lending transactions	**3,868,001**	5,946,346	**36,042**
Commercial paper	**4,500**	3,000	**42**
Trading liabilities	**2,110,473**	1,873,245	**19,665**
Borrowed money	**1,016,438**	1,223,881	**9,471**
Foreign exchanges	**478,482**	572,755	**4,458**
Bonds	**4,196,483**	3,863,343	**39,103**
Due to trust account	**50,457**	36,032	**470**
Other liabilities	**1,798,047**	2,991,734	**16,754**
Reserve for employee bonuses	**17,879**	16,152	**167**
Reserve for employee retirement benefits	**23,235**	30,918	**217**
Reserve for expenses related to EXPO 2005 Japan	**231**	116	**2**
Other reserves	**1,093**	862	**10**
Deferred tax liabilities	**45,086**	39,797	**420**
Deferred tax liabilities for land revaluation	**90,994**	56,391	**848**
Acceptances and guarantees	**3,461,263**	3,084,542	**32,252**
Total liabilities	**93,809,446**	96,111,607	**874,110**
Minority interests	**1,034,950**	1,009,489	**9,643**
Stockholders' equity			
Capital stock	**664,986**	559,985	**6,196**
Capital surplus	**1,603,512**	1,298,511	**14,942**
Retained earnings (deficit)	**(6,281)**	519,354	**(58)**
Land revaluation excess	**57,772**	96,393	**538**
Net unrealized gains on other securities	**394,973**	319,780	**3,680**
Foreign currency translation adjustments	**(81,050)**	(71,861)	**(755)**
Total stockholders' equity	**2,633,912**	2,722,161	**24,543**
Total liabilities, minority interests and stockholders' equity	**¥97,478,308**	¥99,843,258	**$908,296**

Notes: 1. Amounts less than one million yen have been omitted.
2. For the convenience of the readers, the accompanying U.S. dollar financial statements have been translated from Japanese yen, as a matter of arithmetical computation only, at the rate of ¥107.32 to US$1, the exchange rate prevailing at March 31, 2005.

Consolidated Statements of Operations (Unaudited)

Sumitomo Mitsui Banking Corporation and Subsidiaries

Year ended March 31	Millions of yen 2005	Millions of yen 2004	Millions of U.S. dollars 2005
Income			
Interest income:			
Interest on loans and discounts	**¥1,120,390**	¥1,139,037	**$10,440**
Interest and dividends on securities	**256,520**	256,601	**2,390**
Interest on receivables under resale agreements	**3,163**	2,542	**30**
Interest on receivables under securities borrowing transactions	**185**	104	**2**
Interest on deposits with banks	**36,183**	12,679	**337**
Other interest income	**74,076**	149,740	**690**
Trust fees	**2,609**	334	**24**
Fees and commissions	**511,824**	422,066	**4,769**
Trading profits	**144,587**	305,011	**1,347**
Other operating income	**312,852**	231,017	**2,915**
Other income	**236,808**	324,367	**2,207**
Total income	**2,699,202**	2,843,502	**25,151**
Expenses			
Interest expenses:			
Interest on deposits	**135,317**	108,286	**1,261**
Interest on borrowings and rediscounts	**30,523**	33,687	**284**
Interest on payables under repurchase agreements	**3,472**	4,212	**32**
Interest on payables under securities lending transactions	**51,853**	48,622	**483**
Interest on bonds	**83,444**	74,855	**777**
Other interest expenses	**33,244**	25,410	**310**
Fees and commissions	**92,669**	91,455	**863**
Trading losses	**199**	916	**2**
Other operating expenses	**172,751**	223,464	**1,610**
General and administrative expenses	**769,239**	776,106	**7,168**
Provision for reserve for possible loan losses	**284,362**	—	**2,650**
Other expenses	**1,218,820**	1,100,179	**11,357**
Total expenses	**2,875,897**	2,487,197	**26,797**
Income (loss) before income taxes and minority interests	**(176,695)**	356,304	**(1,646)**
Income taxes:			
Current	**16,331**	13,970	**152**
Refund	**(8,539)**	—	**(79)**
Deferred	**45,261**	293	**422**
Minority interests in net income (loss)	**49,246**	40,376	**459**
Net income (loss)	**¥ (278,995)**	¥ 301,664	**$ (2,600)**

	Yen 2005	Yen 2004	U.S. dollars 2005
Per share data:			
Net income (loss)	**¥(5,300.46)**	¥5,238.85	**$ (49.39)**
Net income — diluted	**—**	5,231.31	**—**
Declared dividends on common stock	**683**	4,177	**6.36**
Declared dividends on preferred stock (Type 1)	**10,500**	10,500	**97.84**
Declared dividends on preferred stock (Type 2)	**28,500**	28,500	**265.56**
Declared dividends on preferred stock (Type 3)	**13,700**	13,700	**127.66**
Declared dividends on preferred stock (First series Type 6)	**485**	/	**4.52**

Notes: 1. Amounts less than one million yen have been omitted.
2. For the convenience of the readers, the accompanying U.S. dollar financial statements have been translated from Japanese yen, as a matter of arithmetical computation only, at the rate of ¥107.32 to US$1, the exchange rate prevailing at March 31, 2005.

Nonconsolidated Balance Sheets (Unaudited)

Sumitomo Mitsui Banking Corporation

March 31	Millions of yen 2005	Millions of yen 2004	Millions of U.S. dollars 2005
Assets			
Cash and due from banks	**¥ 2,689,806**	¥ 3,355,519	**$ 25,063**
Deposits with banks	**1,835,023**	1,511,401	**17,099**
Call loans and bills bought	**946,397**	287,262	**8,819**
Receivables under resale agreements	**88,021**	130,337	**820**
Receivables under securities borrowing transactions	**568,340**	1,009,328	**5,296**
Commercial paper and other debt purchased	**126,682**	133,081	**1,180**
Trading assets	**3,363,376**	2,958,990	**31,340**
Money held in trust	**3,832**	3,749	**36**
Securities	**23,676,696**	26,592,584	**220,618**
Loans and bills discounted	**50,067,586**	50,810,144	**466,526**
Foreign exchanges	**840,923**	720,840	**7,836**
Other assets	**1,446,439**	1,480,776	**13,478**
Premises and equipment	**660,469**	688,325	**6,154**
Deferred tax assets	**1,502,153**	1,590,518	**13,997**
Customers' liabilities for acceptances and guarantees	**4,303,148**	4,086,964	**40,096**
Reserve for possible loan losses	**(989,121)**	(1,250,751)	**(9,217)**
Total assets	**¥91,129,776**	¥94,109,074	**$849,141**
Liabilities and stockholders' equity			
Liabilities			
Deposits	**¥65,591,627**	¥63,656,771	**$611,178**
Call money and bills sold	**4,811,207**	6,204,833	**44,831**
Payables under repurchase agreements	**365,127**	1,071,114	**3,402**
Payables under securities lending transactions	**3,838,031**	5,946,346	**35,763**
Trading liabilities	**1,711,030**	1,504,465	**15,943**
Borrowed money	**2,267,602**	2,531,973	**21,129**
Foreign exchanges	**477,845**	576,958	**4,453**
Bonds	**3,718,372**	3,177,741	**34,648**
Due to trust account	**50,457**	36,032	**470**
Other liabilities	**1,143,206**	2,368,824	**10,652**
Reserve for employee bonuses	**9,092**	8,752	**85**
Reserve for employee retirement benefits	**—**	11,748	**—**
Reserve for expenses related to EXPO 2005 Japan	**231**	116	**2**
Other reserves	**18**	18	**0**
Deferred tax liabilities for land revaluation	**90,043**	55,541	**839**
Acceptances and guarantees	**4,303,148**	4,086,964	**40,096**
Total liabilities	**88,377,041**	91,238,204	**823,491**
Stockholders' equity			
Capital stock	**664,986**	559,985	**6,196**
Capital surplus	**1,367,548**	1,237,307	**12,743**
Retained earnings	**291,311**	676,064	**2,714**
Land revaluation excess	**42,345**	81,158	**395**
Net unrealized gains on other securities	**386,543**	316,354	**3,602**
Total stockholders' equity	**2,752,735**	2,870,870	**25,650**
Total liabilities and stockholders' equity	**¥91,129,776**	¥94,109,074	**$849,141**

Notes: 1. Amounts less than one million yen have been omitted.
2. For the convenience of the readers, the accompanying U.S. dollar financial statements have been translated from Japanese yen, as a matter of arithmetical computation only, at the rate of ¥107.32 to US$1, the exchange rate prevailing at March 31, 2005.

Nonconsolidated Statements of Operations (Unaudited)

Sumitomo Mitsui Banking Corporation

	Millions of yen		Millions of U.S. dollars
Year ended March 31	2005	2004	2005
Income			
Interest income:			
Interest on loans and discounts	¥ 939,895	¥ 975,130	$ 8,758
Interest and dividends on securities	262,640	249,594	2,447
Interest on receivables under resale agreements	1,955	818	18
Interest on receivables under securities borrowing transactions	181	104	2
Interest on deposits with banks	33,651	11,167	314
Other interest income	80,375	155,507	749
Trust fees	2,609	334	24
Fees and commissions	399,434	322,075	3,722
Trading profits	131,779	283,611	1,228
Other operating income	228,005	149,209	2,124
Other income	210,408	341,633	1,961
Total income	2,290,935	2,489,187	21,347
Expenses			
Interest expenses:			
Interest on deposits	110,763	88,122	1,032
Interest on borrowings and rediscounts	89,059	94,186	830
Interest on payables under repurchase agreements	2,786	3,089	26
Interest on payables under securities lending transactions	51,818	48,621	483
Interest on bonds	60,483	49,441	564
Other interest expenses	31,283	21,822	291
Fees and commissions	101,358	95,506	944
Trading losses	199	2,881	2
Other operating expenses	109,916	159,774	1,024
General and administrative expenses	603,477	623,098	5,623
Provision for reserve for possible loan losses	117,688	—	1,097
Other expenses	1,112,179	983,795	10,363
Total expenses	2,391,014	2,170,341	22,280
Income (loss) before income taxes	(100,079)	318,846	(933)
Income taxes:			
Current	6,379	12,752	59
Refund	(8,184)	—	(76)
Deferred	38,579	4,980	359
Net income (loss)	¥ (136,854)	¥ 301,113	$ (1,275)

	Yen		U.S. dollars
Per share data:			
Net income (loss)	¥(2,718.23)	¥5,228.80	$ (25.33)
Net income — diluted	—	5,221.53	—

Notes: 1. Amounts less than one million yen have been omitted.

2. For the convenience of the readers, the accompanying U.S. dollar financial statements have been translated from Japanese yen, as a matter of arithmetical computation only, at the rate of ¥107.32 to US$1, the exchange rate prevailing at March 31, 2005.

Income Analysis (Consolidated)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

Operating Income, Classified by Domestic and Overseas Operations

	Millions of yen							
	2005				2004			
Year ended March 31	Domestic operations	Overseas operations	Elimination and unallocated corporate assets	Total	Domestic operations	Overseas operations	Elimination and unallocated corporate assets	Total
Interest income	**¥1,352,588**	**¥219,685**	**¥(50,545)**	**¥1,521,728**	¥1,394,426	¥238,922	¥(42,010)	¥1,591,338
Interest expenses	**268,947**	**111,651**	**(30,216)**	**350,382**	241,565	100,641	(31,961)	310,246
Net interest income	**1,083,640**	**108,034**	**(20,329)**	**1,171,345**	1,152,860	138,280	(10,049)	1,281,091
Trust fees	**¥ 2,609**	**¥ —**	**¥ —**	**¥ 2,609**	¥ 334	¥ —	¥ —	¥ 334
Fees and commissions (income)	**¥ 558,734**	**¥ 40,169**	**¥ (2,817)**	**¥ 596,086**	¥ 471,941	¥ 30,604	¥ (1,517)	¥ 501,028
Fees and commissions (expenses)	**78,271**	**4,535**	**(2,831)**	**79,976**	73,172	4,309	(629)	76,851
Net fees and commissions	**480,462**	**35,633**	**13**	**516,109**	398,769	26,294	(887)	424,176
Trading profits	**¥ 138,258**	**¥ 9,401**	**¥ (3,073)**	**¥ 144,587**	¥ 289,432	¥ 23,302	¥ (7,723)	¥ 305,011
Trading losses	**1,260**	**2,011**	**(3,073)**	**199**	8,628	11	(7,723)	916
Net trading income	**136,997**	**7,389**	**—**	**144,387**	280,804	23,290	—	304,094
Other operating income	**¥1,044,604**	**¥ 14,363**	**¥ (678)**	**¥1,058,289**	¥ 927,894	¥ 19,006	¥ (425)	¥ 946,474
Other operating expenses	**863,933**	**4,365**	**(550)**	**867,748**	877,113	10,729	(1,193)	886,649
Net other operating income	**180,670**	**9,998**	**(127)**	**190,540**	50,780	8,277	767	59,825

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.

2. Income and expenses resulting from money held in trust are included in "Other income" and "Other expenses." Therefore, "Interest expenses" are shown after deduction of expenses (2005, ¥3 million; 2004, ¥21 million) related to the management of money held in trust.

3. Intersegment transactions are reported in "Elimination and unallocated corporate assets" column.

Average Balance, Interest and Earnings Yield of Interest-Earning Assets and Interest-Bearing Liabilities

Domestic Operations

	Millions of yen					
	2005			2004		
Year ended March 31	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	**¥77,847,730**	**¥1,352,588**	**1.74%**	¥80,192,186	¥1,394,426	1.74%
Loans and bills discounted	**50,766,858**	**1,007,194**	**1.98**	54,448,334	1,049,707	1.93
Securities	**23,316,850**	**247,782**	**1.06**	23,160,633	230,992	1.00
Call loans and bills bought	**587,437**	**4,116**	**0.70**	547,686	1,840	0.34
Receivables under resale agreements	**92,885**	**6**	**0.01**	33,898	3	0.01
Receivables under securities borrowing transactions	**874,138**	**185**	**0.02**	515,980	104	0.02
Deposits with banks	**1,226,375**	**20,671**	**1.69**	676,807	7,071	1.04
Interest-bearing liabilities	**¥83,983,565**	**¥ 268,947**	**0.32%**	¥84,942,920	¥ 241,565	0.28%
Deposits	**62,961,909**	**67,476**	**0.11**	59,883,938	50,917	0.09
Negotiable certificates of deposit	**3,561,190**	**800**	**0.02**	4,229,710	837	0.02
Call money and bills sold	**4,836,442**	**1,436**	**0.03**	7,186,407	1,242	0.02
Payables under repurchase agreements	**572,714**	**18**	**0.00**	1,711,425	105	0.01
Payables under securities lending transactions	**4,645,843**	**51,853**	**1.12**	5,090,264	48,622	0.96
Commercial paper	**305,731**	**224**	**0.07**	193,420	236	0.12
Borrowed money	**2,942,159**	**61,702**	**2.10**	3,242,418	71,950	2.22
Short-term bonds	**263**	**0**	**0.14**	—	—	—
Bonds	**3,623,970**	**55,676**	**1.54**	2,921,709	44,624	1.53

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries.

2. In principle, average balances are calculated by using daily balances. However, some domestic consolidated subsidiaries use weekly, monthly or semiannual balances instead.

3. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (2005, ¥1,674,507 million; 2004, ¥1,322,675 million).

4. Income and expenses resulting from money held in trust are included in "Other income" and "Other expenses." Therefore, "Interest-earning assets" are shown after deduction of the average balance of money held in trust (2005, ¥3,629 million; 2004, ¥21,933 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of money held in trust (2005, ¥3,629 million; 2004, ¥21,933 million) and corresponding interest (2005, ¥3 million; 2004, ¥21 million).

Overseas Operations

	Millions of yen					
	2005			2004		
Year ended March 31	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	**¥8,043,184**	**¥219,685**	**2.73%**	¥7,391,661	¥238,922	3.23%
Loans and bills discounted	**5,388,426**	**166,477**	**3.09**	5,064,994	148,501	2.93
Securities	**904,213**	**28,944**	**3.20**	1,036,961	35,639	3.44
Call loans and bills bought	**121,023**	**2,979**	**2.46**	101,843	2,200	2.16
Receivables under resale agreements	**155,602**	**3,157**	**2.03**	127,275	2,538	1.99
Receivables under securities borrowing transactions	**—**	**—**	**—**	—	—	—
Deposits with banks	**1,020,309**	**17,709**	**1.74**	703,330	7,008	1.00
Interest-bearing liabilities	**¥5,483,853**	**¥111,651**	**2.04%**	¥5,109,984	¥100,641	1.97%
Deposits	**4,105,888**	**66,220**	**1.61**	3,404,225	55,119	1.62
Negotiable certificates of deposit	**122,085**	**2,912**	**2.39**	96,735	2,697	2.79
Call money and bills sold	**160,044**	**2,480**	**1.55**	123,925	1,355	1.09
Payables under repurchase agreements	**212,983**	**3,454**	**1.62**	354,094	4,107	1.16
Payables under securities lending transactions	**—**	**—**	**—**	—	—	—
Commercial paper	**—**	**—**	**—**	—	—	—
Borrowed money	**100,866**	**3,109**	**3.08**	113,752	2,179	1.92
Short-term bonds	**—**	**—**	**—**	—	—	—
Bonds	**765,713**	**29,017**	**3.79**	1,004,354	31,577	3.14

Notes: 1. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. In principle, average balances are calculated by using daily balances. However, some overseas consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (2005, ¥34,722 million; 2004, ¥29,738 million).

Total of Domestic and Overseas Operations

	Millions of yen					
	2005			2004		
Year ended March 31	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	**¥85,168,708**	**¥1,521,728**	**1.79%**	¥86,714,682	¥1,591,338	1.84%
Loans and bills discounted	**55,390,830**	**1,145,653**	**2.07**	58,643,284	1,167,622	1.99
Securities	**24,398,088**	**256,396**	**1.05**	24,355,276	256,600	1.05
Call loans and bills bought	**708,460**	**7,095**	**1.00**	649,529	4,040	0.62
Receivables under resale agreements	**248,487**	**3,163**	**1.27**	161,173	2,542	1.58
Receivables under securities borrowing transactions	**874,138**	**185**	**0.02**	515,980	104	0.02
Deposits with banks	**2,112,078**	**36,183**	**1.71**	1,224,157	12,687	1.04
Interest-bearing liabilities	**¥88,566,822**	**¥ 350,382**	**0.40%**	¥89,009,467	¥ 310,246	0.35%
Deposits	**66,931,833**	**131,498**	**0.20**	63,115,626	104,644	0.17
Negotiable certificates of deposit	**3,683,275**	**3,713**	**0.10**	4,326,445	3,535	0.08
Call money and bills sold	**4,996,487**	**3,917**	**0.08**	7,310,332	2,598	0.04
Payables under repurchase agreements	**785,698**	**3,472**	**0.44**	2,065,520	4,212	0.20
Payables under securities lending transactions	**4,645,843**	**51,853**	**1.12**	5,090,264	48,622	0.96
Commercial paper	**305,731**	**224**	**0.07**	193,420	236	0.12
Borrowed money	**2,278,563**	**36,793**	**1.61**	2,486,093	43,561	1.75
Short-term bonds	**263**	**0**	**0.14**	—	—	—
Bonds	**4,389,684**	**84,694**	**1.93**	3,926,064	76,202	1.94

Notes: 1. The figures above comprise totals for domestic and overseas operations after intersegment eliminations.
2. In principle, average balances are calculated by using daily balances. However, some consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (2005, ¥1,708,177 million; 2004, ¥1,336,284 million).
4. Income and expenses resulting from money held in trust are included in "Other income" and "Other expenses." Therefore, "Interest-earning assets" are shown after deduction of the average balance of money held in trust (2005, ¥3,629 million; 2004, ¥21,933 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of money held in trust (2005, ¥3,629 million; 2004, ¥21,933 million) and corresponding interest (2005, ¥3 million; 2004, ¥21 million).

Fees and Commissions

	Millions of yen							
	2005				2004			
Year ended March 31	Domestic operations	Overseas operations	Elimination and unallocated corporate assets	Total	Domestic operations	Overseas operations	Elimination and unallocated corporate assets	Total
Fees and commissions (income)	**¥558,734**	**¥40,169**	**¥(2,817)**	**¥596,086**	¥471,941	¥30,604	¥(1,517)	¥501,028
Deposits and loans	**23,448**	**23,974**	**(2,317)**	**45,105**	17,470	17,995	(878)	34,587
Remittances and transfers	**117,282**	**7,009**	**(2)**	**124,289**	113,302	5,756	(614)	118,444
Securities-related business	**51,973**	**0**	**—**	**51,973**	43,883	0	—	43,883
Agency	**19,304**	**—**	**—**	**19,304**	16,239	—	—	16,239
Safe deposits	**6,732**	**3**	**—**	**6,735**	5,923	3	—	5,927
Guarantees	**36,399**	**3,463**	**(419)**	**39,442**	30,668	2,845	(10)	33,503
Credit card	**93,768**	**—**	**—**	**93,768**	90,506	—	—	90,506
Fees and commissions (expenses)	**¥ 78,271**	**¥ 4,535**	**¥(2,831)**	**¥ 79,976**	¥ 73,172	¥ 4,309	¥ (629)	¥ 76,851
Remittances and transfers	**23,071**	**1,529**	**(384)**	**24,215**	21,952	2,128	(527)	23,553

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. Intersegment transactions are reported in "Elimination and unallocated corporate assets" column.

Trading Income

	Millions of yen							
	2005				2004			
Year ended March 31	Domestic operations	Overseas operations	Elimination and unallocated corporate assets	Total	Domestic operations	Overseas operations	Elimination and unallocated corporate assets	Total
Trading profits	**¥138,258**	**¥9,401**	**¥(3,073)**	**¥144,587**	¥289,432	¥23,302	¥(7,723)	¥305,011
Gains on trading securities	**7,857**	**—**	**—**	**7,857**	6,735	—	—	6,735
Gains on securities related to trading transactions	**—**	**—**	**—**	**—**	—	—	—	—
Gains on trading-related financial derivatives	**129,965**	**9,332**	**(3,073)**	**136,224**	282,697	23,302	(7,723)	298,275
Others	**435**	**68**	**—**	**504**	—	—	—	—
Trading losses	**¥ 1,260**	**¥2,011**	**¥(3,073)**	**¥ 199**	¥ 8,628	¥ 11	¥(7,723)	¥ 916
Losses on trading securities	**—**	**—**	**—**	**—**	—	—	—	—
Losses on securities related to trading transactions	**189**	**10**	**—**	**199**	904	—	—	904
Losses on trading-related financial derivatives	**1,071**	**2,001**	**(3,073)**	**—**	7,723	—	(7,723)	—
Others	**—**	**—**	**—**	**—**	—	11	—	11

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. Intersegment transactions are reported in "Elimination and unallocated corporate assets" column.

Assets and Liabilities (Consolidated)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

Deposits and Negotiable Certificates of Deposit

Year-End Balance

	Millions of yen		
March 31	**2005**	2004	2003
Domestic operations:			
Liquid deposits	**¥39,010,945**	¥36,825,754	¥34,752,737
Fixed-term deposits	**20,513,332**	20,308,162	20,588,039
Others	**4,566,079**	4,766,396	4,256,263
Subtotal	**¥64,090,357**	¥61,900,312	¥59,597,040
Negotiable certificates of deposit	**¥ 2,579,986**	¥ 3,423,393	¥ 4,740,264
Total	**¥66,670,344**	¥65,323,706	¥64,337,305
Overseas operations:			
Liquid deposits	**¥ 3,731,804**	¥ 2,862,410	¥ 2,732,304
Fixed-term deposits	**643,931**	562,667	591,572
Others	**8,767**	8,036	10,089
Subtotal	**¥ 4,384,503**	¥ 3,433,114	¥ 3,333,966
Negotiable certificates of deposit	**¥ 133,283**	¥ 96,070	¥ 112,753
Total	**¥ 4,517,787**	¥ 3,529,184	¥ 3,446,720
Grand total	**¥71,188,131**	¥68,852,890	¥67,784,025

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. Liquid deposits = Current deposits + Ordinary deposits + Savings deposits + Deposits at notice
3. Fixed-term deposits = Time deposits + Installment savings

Balance of Loan Portfolio, Classified by Industry

Year-End Balance

	2005		2004		2003	
March 31	Millions of yen	Percentage	Millions of yen	Percentage	Millions of yen	Percentage
Domestic operations:						
Manufacturing	**¥ 5,659,954**	**11.31%**	¥ 6,136,783	11.94%	¥ 6,326,227	11.21%
Agriculture, forestry, fisheries and mining	**134,289**	**0.27**	142,576	0.28	207,518	0.37
Construction	**1,829,895**	**3.66**	1,950,595	3.79	2,631,272	4.66
Transportation, communications and public enterprises	**2,872,776**	**5.74**	3,275,122	6.37	3,082,989	5.46
Wholesale and retail	**5,692,582**	**11.37**	5,884,109	11.44	6,251,344	11.07
Finance and insurance	**4,089,586**	**8.17**	3,828,350	7.45	4,214,205	7.47
Real estate	**6,948,475**	**13.88**	7,965,230	15.49	9,038,117	16.01
Services	**6,271,962**	**12.53**	6,136,593	11.94	6,150,192	10.90
Municipalities	**656,386**	**1.31**	765,690	1.49	577,184	1.02
Others	**15,895,492**	**31.76**	15,328,834	29.81	17,968,160	31.83
Subtotal	**¥50,051,402**	**100.00%**	¥51,413,887	100.00%	¥56,447,214	100.00%
Overseas operations:						
Public sector	**¥ 83,325**	**1.75%**	¥ 81,737	2.06%	¥ 141,741	3.06%
Financial institutions	**406,015**	**8.55**	338,375	8.53	312,632	6.74
Commerce and industry	**4,060,708**	**85.52**	3,304,282	83.25	3,898,656	84.10
Others	**198,353**	**4.18**	244,516	6.16	282,701	6.10
Subtotal	**¥ 4,748,403**	**100.00%**	¥ 3,968,912	100.00%	¥ 4,635,732	100.00%
Total	**¥54,799,805**	**—**	¥55,382,800	—	¥61,082,946	—

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. Japan offshore banking accounts are included in overseas operations' accounts.
3. Percentage indicates the composition ratio.

Risk-Monitored Loans

March 31	Millions of yen 2005	2004	2003
Bankrupt loans	**¥ 68,337**	¥ 96,413	¥ 201,392
Non-accrual loans	**1,398,964**	1,767,862	2,710,164
Past due loans (3 months or more)	**29,441**	51,538	130,353
Restructured loans	**730,701**	1,382,168	2,728,791
Total	**¥2,227,445**	¥3,297,981	¥5,770,700

Notes: **Definition of risk-monitored loan categories**

1. Bankrupt loans: Credits for which accrued interest is not accounted in revenue; credits extended to borrowers that are undergoing bankruptcy, corporate reorganization and rehabilitation proceedings or debtors receiving orders of disposition by suspension of business at bill clearinghouses
2. Non-accrual loans: Credits for which accrued interest is not accounted in revenue; credits, excluding loans to bankrupt borrowers and loans with grace for interest payment to assist in corporate reorganization or to support business
3. Past due loans (3 months or more): Loans with payment of principal or interest in arrears for more than 3 months, calculated from the day following the contractual due date, excluding borrowers in categories 1. and 2.
4. Restructured loans: Loans to borrowers in severe financial condition given certain favorable terms and conditions to assist in corporate rehabilitation or to support business, excluding borrowers in categories 1. through 3.

Securities

Year-End Balance

March 31	Millions of yen 2005	2004	2003
Domestic operations:			
Japanese government bonds	**¥13,636,577**	¥14,377,379	¥12,813,396
Japanese local government bonds	**486,884**	506,263	375,204
Japanese corporate bonds	**3,243,443**	2,651,971	2,369,698
Japanese stocks	**3,325,372**	3,473,577	3,321,531
Others	**2,576,031**	4,908,958	3,346,246
Subtotal	**¥23,268,309**	¥25,918,150	¥22,226,077
Overseas operations:			
Japanese government bonds	**¥ —**	¥ 71,560	¥ 88,250
Japanese local government bonds	**—**	—	—
Japanese corporate bonds	**—**	—	854
Japanese stocks	**—**	—	—
Others	**774,484**	895,875	1,650,405
Subtotal	**¥ 774,484**	¥ 967,436	¥ 1,739,510
Total of domestic and overseas operations:			
Japanese government bonds	**¥ —**	¥ —	¥ —
Japanese local government bonds	**—**	—	—
Japanese corporate bonds	**—**	—	—
Japanese stocks	**190,907**	164,314	152,932
Others	**0**	—	—
Subtotal	**¥ 190,907**	¥ 164,314	¥ 152,932
Total	**¥24,233,701**	¥27,049,901	¥24,118,520

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. "Others" include foreign bonds and foreign stocks.

Trading Assets and Liabilities

March 31	2005 Domestic operations	2005 Overseas operations	2005 Elimination and unallocated corporate assets	2005 Total	2004 Domestic operations	2004 Overseas operations	2004 Elimination and unallocated corporate assets	2004 Total
	Millions of yen							
Trading assets:	**¥3,368,619**	**¥411,698**	**¥(11,244)**	**¥3,769,073**	¥2,959,570	¥366,802	¥(19,592)	¥3,306,780
Trading securities	**198,646**	**71,032**	**—**	**269,678**	32,516	48,250	—	80,766
Derivatives of trading securities	**812**	**—**	**—**	**812**	139	—	—	139
Securities related to trading transactions	**—**	**—**	**—**	**—**	—	—	—	—
Derivatives of securities related to trading transactions	**2,033**	**—**	**—**	**2,033**	595	—	—	595
Trading-related financial derivatives	**2,110,833**	**340,666**	**(11,244)**	**2,440,254**	1,836,358	318,552	(19,592)	2,135,318
Other trading assets	**1,056,293**	**—**	**—**	**1,056,293**	1,089,960	—	—	1,089,960
Trading liabilities:	**¥1,717,521**	**¥404,196**	**¥(11,244)**	**¥2,110,473**	¥1,518,119	¥374,718	¥(19,592)	¥1,873,245
Trading securities sold for short sales	**34,540**	**34,878**	**—**	**69,419**	19,855	12,802	—	32,658
Derivatives of trading securities	**524**	**—**	**—**	**524**	242	—	—	242
Securities related to trading transactions	**—**	**—**	**—**	**—**	—	—	—	—
Derivatives of securities related to trading transactions	**2,061**	**—**	**—**	**2,061**	940	—	—	940
Trading-related financial derivatives	**1,680,394**	**369,318**	**(11,244)**	**2,038,468**	1,497,081	361,915	(19,592)	1,839,404
Other trading liabilities	**—**	**—**	**—**	**—**	—	—	—	—

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. Intersegment transactions are reported in "Elimination and unallocated corporate assets" column.

Capital Ratio (Consolidated)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

		Millions of yen		
March 31		**2005**	2004	2003
Tier I capital:	Capital stock	**¥ 1,352,651**	¥ 1,247,650	¥ 1,247,650
	Capital reserve	**974,346**	865,282	856,237
	Retained earnings	**285,573**	564,767	278,357
	Minority interests	**1,012,949**	990,426	996,892
	Valuation losses on other securities	**—**	—	(24,197)
	Treasury stock	**(269,857)**	(2,956)	(15,204)
	Foreign currency translation adjustments	**(79,883)**	(71,764)	(53,515)
	Goodwill and others	**(13,531)**	(21,800)	(30,282)
	Subtotal (A)	**¥ 3,262,250**	¥ 3,571,604	¥ 3,255,936
Tier II capital:	45% of unrealized gains on other securities	**¥ 317,053**	¥ 249,401	¥ —
	45% of unrealized gains on land	**67,103**	68,524	71,699
	General reserve for possible loan losses	**633,515**	837,679	1,173,927
	Qualifying subordinated debt	**2,537,304**	2,358,572	2,150,334
	Subtotal	**¥ 3,554,977**	¥ 3,514,177	¥ 3,395,961
	Tier II capital included as qualifying capital (B)	**¥ 3,262,250**	¥ 3,416,547	¥ 2,961,619
Deductions:	(C)	**¥ 504,430**	¥ 250,754	¥ 238,633
Total capital:	(D) = (A) + (B) - (C)	**¥ 6,020,069**	¥ 6,737,397	¥ 5,978,922
Risk-adjusted assets:	On-balance-sheet	**¥54,897,868**	¥54,649,899	¥55,417,663
	Off-balance-sheet	**5,300,875**	4,283,294	3,525,419
	Asset equivalent of market risk	**353,876**	270,821	223,781
	Subtotal (E)	**¥60,552,620**	¥59,204,015	¥59,166,864
Capital ratio:	(D) / (E) × 100	**9.94%**	11.37%	10.10%

Capital (Nonconsolidated)

Sumitomo Mitsui Financial Group, Inc.

Change in Number of Shares Outstanding and Capital Stock

	Number of shares outstanding		Millions of yen			
			Capital stock		Capital reserve	
	Changes	Balances	Changes	Balances	Changes	Balances
December 2, 2002	—	6,676,424.39	¥ —	¥1,000,000	¥ —	¥1,496,547
February 3, 2003	86,576.53	6,763,000.92	—	1,000,000	3,069	1,499,616
February 8, 2003	50,100	6,813,100.92	75,150	1,075,150	75,150	1,574,766
March 12, 2003	115,000	6,928,100.92	172,500	1,247,650	172,500	1,747,266
April 1, 2003 — March 31, 2004	8.61	6,928,109.53	—	1,247,650	—	1,747,266
August 8, 2003	—	6,928,109.53	—	1,247,650	(499,503)	1,247,762
April 1, 2004 — March 31, 2005	332,869.96	7,260,979.49	—	1,247,650	—	1,247,762
March 29, 2005	70,001	7,330,980.49	105,001	1,352,651	105,001	1,352,764

Remarks:

February 3, 2003: Increase in the number of common stock as a result of merger with The Japan Research Institute Holdings, Ltd. (merger ratio: 1-to-0.021)

February 8, 2003: Allotment to third parties:
Preferred stock (1st to 12th series Type 4)
Issue price: ¥3,000,000
Capitalization: ¥1,500,000

March 12, 2003: Allotment to third parties:
Preferred stock (13th series Type 4)
Issue price: ¥3,000,000
Capitalization: ¥1,500,000

April 1, 2003 — March 31, 2004: Conversion of a share of preferred stock (13th series Type 4) to 9.61 shares of common stock.

August 8, 2003: Capital reserve was transferred to other capital surplus pursuant to Article 289-2 of the Commercial Code.

April 1, 2004 — March 31, 2005: Conversion of 32,000 shares of preferred stock (Type 1), 105,000 shares of preferred stock (Type3), and 7,912 shares of preferred stock (13th series Type 4) to 477,781.96 shares of common stock.

March 29, 2005: Allotment to third parties:
Preferred stock (1st series Type 6)
Issue price: ¥3,000,000
Capitalization: ¥1,500,000

Note: During the period from April 1 to May 31, 2005, SMFG converted 92,979 shares of preferred stock (13th series Type 4) into 894,027.10 shares of common stock.

Total Outstanding Shares

March 31, 2005	Number of shares issued
Common stock	6,273,792.49
Preferred stock (Type 1)	35,000
Preferred stock (Type 2)	100,000
Preferred stock (Type 3)	695,000
Preferred stock (1st series Type 4)	4,175
Preferred stock (2nd series Type 4)	4,175
Preferred stock (3rd series Type 4)	4,175
Preferred stock (4th series Type 4)	4,175
Preferred stock (5th series Type 4)	4,175
Preferred stock (6th series Type 4)	4,175
Preferred stock (7th series Type 4)	4,175
Preferred stock (8th series Type 4)	4,175
Preferred stock (9th series Type 4)	4,175
Preferred stock (10th series Type 4)	4,175
Preferred stock (11th series Type 4)	4,175
Preferred stock (12th series Type 4)	4,175
Preferred stock (13th series Type 4)	107,087
Preferred stock (1st series Type 6)	70,001
Total	7,330,980.49

Stock Exchange Listings

Tokyo Stock Exchange (First Section)

Osaka Securities Exchange (First Section)

Nagoya Stock Exchange (First Section)

Number of Shares, Classified by Type of Shareholders

a. Common Stock

March 31, 2005	Number of shareholders	Number of shares	Percentage of total
Japanese government and local government	7	4,897	0.08%
Financial institutions	350	2,038,829	32.64
Securities companies	88	54,258	0.87
Other institutions	7,217	1,619,383	25.93
Foreign institutions	859	1,494,278	23.93
Foreign individuals	46	264	0.00
Individuals and others	142,791	1,033,430	16.55
Total	151,358	6,245,339	100.00%
Fractional shares	—	28,453.49	—

Notes: 1. Of 404,503.97 shares in treasury stock, 404,503 shares are included in "Individuals and others" and the remaining 0.97 shares are included in "Fractional shares."
2. "Other institutions" and "Fractional shares" include 637 and 0.20 shares, respectively, held by the Securities Custody Association.

b. Preferred Stock (Type 1)

March 31, 2005	Number of shareholders	Number of shares	Percentage of total
Financial institutions	1	35,000	100.00%

c. Preferred Stock (Type 2)

March 31, 2005	Number of shareholders	Number of shares	Percentage of total
Financial institutions	1	100,000	100.00%

d. Preferred Stock (Type 3)

March 31, 2005	Number of shareholders	Number of shares	Percentage of total
Financial institutions	1	695,000	100.00%

e. Preferred Stock (1st series Type 4)

March 31, 2005	Number of shareholders	Number of shares	Percentage of total
Foreign institutions	1	4,175	100.00%

f. Preferred Stock (2nd series Type 4)

March 31, 2005	Number of shareholders	Number of shares	Percentage of total
Foreign institutions	1	4,175	100.00%

g. Preferred Stock (3rd series Type 4)

March 31, 2005	Number of shareholders	Number of shares	Percentage of total
Foreign institutions	1	4,175	100.00%

h. Preferred Stock (4th series Type 4)

March 31, 2005	Number of shareholders	Number of shares	Percentage of total
Foreign institutions	1	4,175	100.00%

i. Preferred Stock (5th series Type 4)

March 31, 2005	Number of shareholders	Number of shares	Percentage of total
Foreign institutions	1	4,175	100.00%

j. Preferred Stock (6th series Type 4)

March 31, 2005	Number of shareholders	Number of shares	Percentage of total
Foreign institutions	1	4,175	100.00%

k. Preferred Stock (7th series Type 4)

March 31, 2005	Number of shareholders	Number of shares	Percentage of total
Foreign institutions	1	4,175	100.00%

l. Preferred Stock (8th series Type 4)

March 31, 2005	Number of shareholders	Number of shares	Percentage of total
Foreign institutions	1	4,175	100.00%

m. Preferred Stock (9th series Type 4)

March 31, 2005	Number of shareholders	Number of shares	Percentage of total
Foreign institutions	1	4,175	100.00%

n. Preferred Stock (10th series Type 4)

March 31, 2005	Number of shareholders	Number of shares	Percentage of total
Foreign institutions	1	4,175	100.00%

o. Preferred Stock (11th series Type 4)

March 31, 2005	Number of shareholders	Number of shares	Percentage of total
Foreign institutions	1	4,175	100.00%

p. Preferred Stock (12th series Type 4)

March 31, 2005	Number of shareholders	Number of shares	Percentage of total
Foreign institutions	1	4,175	100.00%

q. Preferred Stock (13th series Type 4)

March 31, 2005	Number of shareholders	Number of shares	Percentage of total
Foreign institutions	1	107,087	100.00%

r. Preferred Stock (1st series Type 6)

March 31, 2005	Number of shareholders	Number of shares	Percentage of total
Financial institutions	4	70,001	100.00%

Principal Shareholders

a. Common Stock

March 31, 2005 Shareholders	Number of shares	Percentage of shares outstanding
Japan Trustee Services Bank, Ltd. (Trust Account)	438,816.00	6.99%
The Master Trust Bank of Japan, Ltd. (Trust account)	431,664.00	6.88
Nippon Life Insurance Company	154,388.42	2.46
Sumitomo Life Insurance Company	108,241.00	1.72
Matsushita Electric Industrial Co., Ltd.	103,570.98	1.65
Hero & Company (Standing agent: SMBC Global Investor Services Dept., International Banking Unit)	91,529.00	1.45
The Chase Manhattan Bank N.A. London (Standing agent: Mizuho Corporate Bank, Ltd.'s Kabutocho Custody & Proxy Department within the Settlement & Clearing Services Division)	89,864.00	1.43
Japan Trustee Services Bank, Ltd. (The Sumitomo Trust and Banking Company Retrust Portion, Sumitomo Life Insurance Company Pension Trust)	58,000.00	0.92
TOYOTA MOTOR CORPORATION	53,753.12	0.85
Trust & Custody Services Bank, Ltd. (Trust Account B)	51,729.00	0.82
State Street Bank and Trust Company (Standing agent: Mizuho Corporate Bank, Ltd.'s Kabutocho Custody & Proxy Department within the Settlement & Clearing Services Division)	50,129.00	0.79
The Sumitomo Trust and Banking Company, Limited (Trust Account B)	46,918.00	0.74
The Mitsubishi Trust and Banking Corporation (Trust Account)	43,883.00	0.69
Japan Trustee Services Bank, Ltd. (Trust Account No. 4)	41,069.00	0.65
The Chase Manhattan Bank 385036 (Standing agent: Mizuho Corporate Bank, Ltd.'s Kabutocho Custody & Proxy Department within the Settlement & Clearing Services Division)	40,505.00	0.64
State Street Bank and Trust Company 505103 (Standing agent: Mizuho Corporate Bank, Ltd.'s Kabutocho Custody & Proxy Department within the Settlement & Clearing Services Division)	40,054.00	0.63
KUBOTA CORPORATION	39,499.00	0.62
Takeda Chemical Industries, Ltd.	39,074.89	0.62
JPMCB USA Residents Pension Jasdec Lend 385051 (Standing agent: Mizuho Corporate Bank, Ltd.'s Kabutocho Custody & Proxy Department within the Settlement & Clearing Services Division)	38,857.00	0.61
The Nomura Trust and Banking Co., Ltd. (Investment Trust Account)	36,433.00	0.58
The SMFG Employee Stockholders' Association	34,564.03	0.55
Dresdner Bank AG (Standing agent: Dresdner Kleinwort Wasserstein (Japan) Limited)	34,026.00	0.54
The Bank of New York, Treaty JASDEC Account (Standing agent: Bank of Tokyo-Mitsubishi Ltd.'s Global Securities Service Division)	33,163.00	0.52
UFJ Trust Bank Limited (Trust Account A)	32,176.00	0.51
SANYO ELECTRIC CO., LTD.	32,063.44	0.51
Japan Trustee Services Bank, Ltd. (Mitsui Asset Trust and Banking Company Retrust Portion, Toshiba Corporation Employee Pension Trust)	31,463.00	0.50
The Chase Manhattan Bank N.A. London SL Omnibus Account (Standing agent: Mizuho Corporate Bank, Ltd.'s Kabutocho Custody & Proxy Department within the Settlement & Clearing Services Division)	29,805.00	0.47
JPMCB Omnibus USA Pension Treaty Jasdec 380052 (Standing agent: Mizuho Corporate Bank, Ltd.'s Kabutocho Custody & Proxy Department within the Settlement & Clearing Services Division)	28,978.00	0.46
The Tokyo Electric Power Company, Incorporated	28,313.38	0.45
Mitsui Asset Trust and Banking Company, Limited (Individually Operated Designated Money Trusts)	28,030.00	0.44

b. Preferred Stock (Type 1)

March 31, 2005 Shareholder	Number of shares	Percentage of shares outstanding
The Resolution and Collection Corporation	35,000	100.00%

c. Preferred Stock (Type 2)

March 31, 2005 Shareholder	Number of shares	Percentage of shares outstanding
The Resolution and Collection Corporation	100,000	100.00%

d. Preferred Stock (Type 3)

March 31, 2005 Shareholder	Number of shares	Percentage of shares outstanding
The Resolution and Collection Corporation	695,000	100.00%

e. Preferred Stock (1st series Type 4)

March 31, 2005 Shareholder	Number of shares	Percentage of shares outstanding
The GSSM Holding Corporation (Standing agent: Goldman Sachs (Japan) Ltd.)	4,175	100.00%

f. Preferred Stock (2nd series Type 4)

March 31, 2005 Shareholder	Number of shares	Percentage of shares outstanding
The GSSM Holding Corporation (Standing agent: Goldman Sachs (Japan) Ltd.)	4,175	100.00%

g. Preferred Stock (3rd series Type 4)

March 31, 2005 Shareholder	Number of shares	Percentage of shares outstanding
The GSSM Holding Corporation (Standing agent: Goldman Sachs (Japan) Ltd.)	4,175	100.00%

h. Preferred Stock (4th series Type 4)

March 31, 2005 Shareholder	Number of shares	Percentage of shares outstanding
The GSSM Holding Corporation (Standing agent: Goldman Sachs (Japan) Ltd.)	4,175	100.00%

i. Preferred Stock (5th series Type 4)

March 31, 2005 Shareholder	Number of shares	Percentage of shares outstanding
The GSSM Holding Corporation (Standing agent: Goldman Sachs (Japan) Ltd.)	4,175	100.00%

j. Preferred Stock (6th series Type 4)

March 31, 2005 Shareholder	Number of shares	Percentage of shares outstanding
The GSSM Holding Corporation (Standing agent: Goldman Sachs (Japan) Ltd.)	4,175	100.00%

k. Preferred Stock (7th series Type 4)

March 31, 2005 Shareholder	Number of shares	Percentage of shares outstanding
The GSSM Holding Corporation (Standing agent: Goldman Sachs (Japan) Ltd.)	4,175	100.00%

l. Preferred Stock (8th series Type 4)

March 31, 2005 Shareholder	Number of shares	Percentage of shares outstanding
The GSSM Holding Corporation (Standing agent: Goldman Sachs (Japan) Ltd.)	4,175	100.00%

m. Preferred Stock (9th series Type 4)

March 31, 2005 Shareholder	Number of shares	Percentage of shares outstanding
The GSSM Holding Corporation (Standing agent: Goldman Sachs (Japan) Ltd.)	4,175	100.00%

n. Preferred Stock (10th series Type 4)

March 31, 2005 Shareholder	Number of shares	Percentage of shares outstanding
The GSSM Holding Corporation (Standing agent: Goldman Sachs (Japan) Ltd.)	4,175	100.00%

o. Preferred Stock (11th series Type 4)

March 31, 2005 Shareholder	Number of shares	Percentage of shares outstanding
The GSSM Holding Corporation (Standing agent: Goldman Sachs (Japan) Ltd.)	4,175	100.00%

p. Preferred Stock (12th series Type 4)

March 31, 2005 Shareholder	Number of shares	Percentage of shares outstanding
The GSSM Holding Corporation (Standing agent: Goldman Sachs (Japan) Ltd.)	4,175	100.00%

q. Preferred Stock (13th series Type 4)

March 31, 2005 Shareholder	Number of shares	Percentage of shares outstanding
JPMorgan Chase Bank, London (Agent of SMFG Finance (Cayman) Limited) (Standing agent: Operations & Administration Dept., SMBC)	107,087	100.00%

r. Preferred Stock (1st series Type 6)

March 31, 2005 Shareholder	Number of shares	Percentage of shares outstanding
Sumitomo Life Insurance Company	23,334	33.33%
Nippon Life Insurance Company	20,000	28.57
MITSUI LIFE INSURANCE COMPANY LIMITED	16,667	23.81
Mitsui Sumitomo Insurance Company, Limited	10,000	14.29
Total	70,001	100.00%

Note: The following reports on shareholdings (including their amendment reports) were submitted to the authorities. However, as we could not confirm how many shares are in beneficial possession of the submitters as of March 31, 2005, we did not include them in the list of principal shareholders shown above. The contents of the reports are summarized as follows:

Submitters	Filing date	Number of shares*	Percentage of shares outstanding
Fidelity Investments Japan Limited	Oct. 14, 2003	298,948	5.16%
Nomura Securities Co., Ltd.	Sep. 15, 2004	312,458	5.39
Resona Holdings, Inc.	Mar. 22, 2005	75,476	1.04
Goldman Sachs (Japan) Ltd.	Apr. 14, 2005	563,991	7.69

* Includes shares held by co-shareholders.

Stock Options

March 31	2005
Number of shares granted	1,620 shares
Type of stock	Common stock
Issue price	¥673,000 per share
Amount capitalized when shares are issued	¥337,000 per share
Exercise period of stock options	From June 28, 2004 to June 27, 2012

Note: Former SMBC issued and granted stock options to certain directors and employees pursuant to the resolution of the ordinary general meeting of shareholders held on June 27, 2002. SMFG succeeded the obligations related to the stock options at the time of its establishment pursuant to the resolution of the preferred shareholders' meetings held on September 26, 2002 and the extraordinary shareholders' meeting held on September 27, 2002.

Common Stock Price Range

Stock Price Performance

	Yen		
Year ended March 31	**2005**	2004	2003
High	**¥854,000**	¥780,000	¥452,000
Low	**599,000**	162,000	206,000

Notes: 1. Stock prices of common shares as quoted on the Tokyo Stock Exchange (First Section).
2. Preferred stock (Type 1), Preferred stock (Type 2), Preferred stock (Type 3), Preferred stock (1st to 12th series Type 4), Preferred stock (13th series Type 4) and Preferred stock (1st series Type 6) are not listed on exchanges.

Six-Month Performance

	Yen					
	October 2004	November 2004	December 2004	January 2005	February 2005	March 2005
High	¥701,000	¥744,000	¥751,000	¥745,000	¥730,000	¥754,000
Low	632,000	666,000	693,000	708,000	678,000	716,000

Notes: 1. Stock prices of common shares as quoted on the Tokyo Stock Exchange (First Section).
2. Preferred stock (Type 1), Preferred stock (Type 2), Preferred stock (Type 3), Preferred stock (1st to 12th series Type 4), Preferred stock (13th series Type 4) and Preferred stock (1st series Type 6) are not listed on exchanges.

Income Analysis (Consolidated)

Sumitomo Mitsui Banking Corporation and Subsidiaries

Operating Income, Classified by Domestic and Overseas Operations

	Millions of yen							
	2005				2004			
Year ended March 31	Domestic operations	Overseas operations	Elimination	Total	Domestic operations	Overseas operations	Elimination	Total
Interest income	¥1,320,829	¥219,685	¥(49,996)	¥1,490,519	¥1,363,268	¥238,922	¥(41,485)	¥1,560,705
Interest expenses	255,867	111,651	(29,666)	337,851	225,847	100,641	(31,435)	295,053
Net interest income	1,064,962	108,034	(20,329)	1,152,667	1,137,420	138,280	(10,049)	1,265,651
Trust fees	¥ 2,609	¥ —	¥ —	¥ 2,609	¥ 334	¥ —	¥ —	¥ 334
Fees and commissions (income)	¥ 474,455	¥ 40,169	¥ (2,799)	¥ 511,824	¥ 392,956	¥ 30,604	¥ (1,495)	¥ 422,066
Fees and commissions (expenses)	90,943	4,535	(2,809)	92,669	87,775	4,309	(629)	91,455
Net fees and commissions	383,511	35,633	10	419,155	305,180	26,295	(865)	330,610
Trading profits	¥ 138,258	¥ 9,401	¥ (3,073)	¥ 144,587	¥ 289,432	¥ 23,302	¥ (7,723)	¥ 305,011
Trading losses	1,260	2,011	(3,073)	199	8,628	11	(7,723)	916
Net trading income	136,997	7,389	—	144,387	280,804	23,290	—	304,094
Other operating income	¥ 298,745	¥ 14,310	¥ (203)	¥ 312,852	¥ 212,128	¥ 19,006	¥ (117)	¥ 231,017
Other operating expenses	168,482	4,365	(96)	172,751	213,614	10,729	(878)	223,464
Net other operating income	130,263	9,944	(107)	140,101	(1,486)	8,277	761	7,552

Notes: 1. Domestic operations comprise the operations of SMBC (excluding overseas branches) and its domestic consolidated subsidiaries.
Overseas operations comprise the operations of SMBC's overseas branches and its overseas consolidated subsidiaries.
2. Income and expenses resulting from money held in trust are included in "Other income" and "Other expenses." Therefore, "Interest expenses" are shown after deduction of expenses (2005, ¥3 million; 2004, ¥21 million) related to the management of money held in trust.
3. Intersegment transactions are reported in "Elimination" column.

Average Balance, Interest and Earnings Yield of Interest-Earning Assets and Interest-Bearing Liabilities

Domestic Operations

	Millions of yen					
	2005			2004		
Year ended March 31	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	¥77,870,320	¥1,320,829	1.70%	¥80,116,238	¥1,363,268	1.70%
Loans and bills discounted	50,866,716	974,378	1.92	54,452,750	1,016,646	1.87
Securities	23,248,647	247,905	1.07	23,090,843	230,993	1.00
Call loans and bills bought	587,437	4,116	0.70	547,686	1,840	0.34
Receivables under resale agreements	92,885	6	0.01	33,898	3	0.01
Receivables under securities borrowing transactions	874,138	185	0.02	515,980	104	0.02
Deposits with banks	1,217,735	20,579	1.69	666,233	6,972	1.05
Interest-bearing liabilities	¥82,499,517	¥ 255,867	0.31%	¥83,510,193	¥ 225,847	0.27%
Deposits	62,999,470	67,477	0.11	59,917,916	50,922	0.08
Negotiable certificates of deposit	3,620,709	813	0.02	4,281,885	847	0.02
Call money and bills sold	4,836,442	1,436	0.03	7,186,407	1,242	0.02
Payables under repurchase agreements	572,714	18	0.00	1,711,425	105	0.01
Payables under securities lending transactions	4,645,843	51,853	1.12	5,090,264	48,622	0.96
Commercial paper	4,528	1	0.04	6,997	4	0.07
Borrowed money	1,798,989	51,055	2.84	2,050,391	59,038	2.88
Short-term bonds	136	0	0.12	—	—	—
Bonds	3,487,399	54,426	1.56	2,781,324	43,278	1.56

Notes: 1. Domestic operations comprise the operations of SMBC (excluding overseas branches) and its domestic consolidated subsidiaries.
2. In principle, average balances are calculated by using daily balances. However, some domestic consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (2005, ¥1,670,430 million; 2004, ¥1,318,691 million).
4. Income and expenses resulting from money held in trust are included in "Other income" and "Other expenses." Therefore, "Interest-earning assets" are shown after deduction of the average balance of money held in trust (2005, ¥3,629 million; 2004, ¥21,933 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of money held in trust (2005, ¥3,629 million; 2004, ¥21,933 million) and corresponding interest (2005, ¥3 million; 2004, ¥21 million).

Overseas Operations

Year ended March 31	Millions of yen					
	2005			2004		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	**¥8,043,184**	**¥219,685**	**2.73%**	¥7,391,661	¥238,922	3.23%
Loans and bills discounted	**5,388,426**	**166,477**	**3.09**	5,064,994	148,501	2.93
Securities	**904,213**	**28,944**	**3.20**	1,036,961	35,639	3.44
Call loans and bills bought	**121,023**	**2,979**	**2.46**	101,843	2,200	2.16
Receivables under resale agreements	**155,602**	**3,157**	**2.03**	127,275	2,538	1.99
Receivables under securities borrowing transactions	**—**	**—**	**—**	—	—	—
Deposits with banks	**1,020,309**	**17,709**	**1.74**	703,330	7,008	1.00
Interest-bearing liabilities	**¥5,483,853**	**¥111,651**	**2.04%**	¥5,109,984	¥100,641	1.97%
Deposits	**4,105,888**	**66,220**	**1.61**	3,404,225	55,119	1.62
Negotiable certificates of deposit	**122,085**	**2,912**	**2.39**	96,735	2,697	2.79
Call money and bills sold	**160,044**	**2,480**	**1.55**	123,925	1,355	1.09
Payables under repurchase agreements	**212,983**	**3,454**	**1.62**	354,094	4,107	1.16
Payables under securities lending transactions	**—**	**—**	**—**	—	—	—
Commercial paper	**—**	**—**	**—**	—	—	—
Borrowed money	**100,866**	**3,109**	**3.08**	113,752	2,179	1.92
Short-term bonds	**—**	**—**	**—**	—	—	—
Bonds	**765,713**	**29,017**	**3.79**	1,004,354	31,577	3.14

Notes: 1. Overseas operations comprise the operations of SMBC's overseas branches and its overseas consolidated subsidiaries.
2. In principle, average balances are calculated by using daily balances. However, some overseas consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (2005, ¥34,722 million; 2004, ¥29,738 million).

Total of Domestic and Overseas Operations

Year ended March 31	Millions of yen					
	2005			2004		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	**¥85,037,716**	**¥1,490,519**	**1.75%**	¥86,501,290	¥1,560,705	1.80%
Loans and bills discounted	**55,510,427**	**1,113,294**	**2.01**	58,663,957	1,134,996	1.93
Securities	**24,152,860**	**256,520**	**1.06**	24,127,804	256,601	1.06
Call loans and bills bought	**708,460**	**7,095**	**1.00**	649,529	4,040	0.62
Receivables under resale agreements	**248,487**	**3,163**	**1.27**	161,173	2,542	1.58
Receivables under securities borrowing transactions	**874,138**	**185**	**0.02**	515,980	104	0.02
Deposits with banks	**2,107,140**	**36,183**	**1.72**	1,217,563	12,679	1.04
Interest-bearing liabilities	**¥87,106,414**	**¥ 337,851**	**0.39%**	¥87,597,113	¥ 295,053	0.34%
Deposits	**66,973,294**	**131,591**	**0.20**	63,153,721	104,741	0.17
Negotiable certificates of deposit	**3,742,795**	**3,726**	**0.10**	4,378,620	3,545	0.08
Call money and bills sold	**4,996,487**	**3,917**	**0.08**	7,310,332	2,598	0.04
Payables under repurchase agreements	**785,698**	**3,472**	**0.44**	2,065,520	4,212	0.20
Payables under securities lending transactions	**4,645,843**	**51,853**	**1.12**	5,090,264	48,622	0.96
Commercial paper	**4,528**	**1**	**0.04**	6,997	4	0.07
Borrowed money	**1,155,133**	**26,603**	**2.30**	1,310,322	31,084	2.37
Short-term bonds	**136**	**0**	**0.12**	—	—	—
Bonds	**4,253,112**	**83,443**	**1.96**	3,785,679	74,855	1.98

Notes: 1. The figures above comprise totals for domestic and overseas operations after intersegment eliminations.
2. In principle, average balances are calculated by using daily balances. However, some consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (2005, ¥1,703,992 million; 2004, ¥1,332,007 million).
4. Income and expenses resulting from money held in trust are included in "Other income" and "Other expenses." Therefore, "Interest-earning assets" are shown after deduction of the average balance of money held in trust (2005, ¥3,629 million; 2004, ¥21,933 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of money held in trust (2005, ¥3,629 million; 2004, ¥21,933 million) and corresponding interest (2005, ¥3 million; 2004, ¥21 million).

Fees and Commissions

Year ended March 31	2005 Domestic operations	2005 Overseas operations	2005 Elimination	2005 Total	2004 Domestic operations	2004 Overseas operations	2004 Elimination	2004 Total
	Millions of yen							
Fees and commissions (income)	**¥474,455**	**¥40,169**	**¥(2,799)**	**¥511,824**	¥392,956	¥30,604	¥(1,495)	¥422,066
Deposits and loans	**23,458**	**23,974**	**(2,317)**	**45,116**	18,449	17,995	(878)	35,566
Remittances and transfers	**118,292**	**7,009**	**(2)**	**125,299**	114,231	5,756	(613)	119,374
Securities-related business	**51,973**	**0**	**—**	**51,973**	43,884	0	—	43,884
Agency	**19,305**	**—**	**—**	**19,305**	16,247	—	—	16,247
Safe deposits	**6,732**	**3**	**—**	**6,736**	5,923	3	—	5,927
Guarantees	**36,153**	**3,463**	**(402)**	**39,213**	30,377	2,845	(2)	33,221
Credit card	**7,078**	**—**	**—**	**7,078**	8,820	—	—	8,820
Fees and commissions (expenses)	**¥ 90,943**	**¥ 4,535**	**¥(2,809)**	**¥ 92,669**	¥ 87,775	¥ 4,309	¥ (629)	¥ 91,455
Remittances and transfers	**23,071**	**1,529**	**(363)**	**24,236**	21,952	2,128	(527)	23,553

Notes: 1. Domestic operations comprise the operations of SMBC (excluding overseas branches) and its domestic consolidated subsidiaries. Overseas operations comprise the operations of SMBC's overseas branches and its overseas consolidated subsidiaries.
2. Intersegment transactions are reported in "Elimination" column.

Trading Income

Year ended March 31	2005 Domestic operations	2005 Overseas operations	2005 Elimination	2005 Total	2004 Domestic operations	2004 Overseas operations	2004 Elimination	2004 Total
	Millions of yen							
Trading profits	**¥138,258**	**¥ 9,401**	**¥(3,073)**	**¥144,587**	¥289,432	¥23,302	¥(7,723)	¥305,011
Gains on trading securities	**7,857**	**—**	**—**	**7,857**	6,735	—	—	6,735
Gains on securities related to trading transactions	**—**	**—**	**—**	**—**	—	—	—	—
Gains on trading-related financial derivatives	**129,965**	**9,332**	**(3,073)**	**136,224**	282,697	23,302	(7,723)	298,275
Others	**435**	**68**	**—**	**504**	—	—	—	—
Trading losses	**¥ 1,260**	**¥ 2,011**	**¥(3,073)**	**¥ 199**	¥ 8,628	¥ 11	¥(7,723)	¥ 916
Losses on trading securities	**—**	**—**	**—**	**—**	—	—	—	—
Losses on securities related to trading transactions	**189**	**10**	**—**	**199**	904	—	—	904
Losses on trading-related financial derivatives	**1,071**	**2,001**	**(3,073)**	**—**	7,723	—	(7,723)	—
Others	**—**	**—**	**—**	**—**	—	11	—	11

Notes: 1. Domestic operations comprise the operations of SMBC (excluding overseas branches) and its domestic consolidated subsidiaries. Overseas operations comprise the operations of SMBC's overseas branches and its overseas consolidated subsidiaries.
2. Intersegment transactions are reported in "Elimination" column.

Assets and Liabilities (Consolidated)

Sumitomo Mitsui Banking Corporation and Subsidiaries

Deposits and Negotiable Certificates of Deposit

Year-End Balance

	Millions of yen		
March 31	**2005**	2004	2003
Domestic operations:			
Liquid deposits	**¥39,038,245**	¥36,880,645	¥34,812,728
Fixed-term deposits	**20,513,692**	20,308,522	20,588,487
Others	**4,566,079**	4,766,398	4,258,026
Subtotal	**¥64,118,017**	¥61,955,566	¥59,659,242
Negotiable certificates of deposit	**¥ 2,627,486**	¥ 3,491,393	¥ 4,776,264
Total	**¥66,745,504**	¥65,446,960	¥64,435,507
Overseas operations:			
Liquid deposits	**¥ 3,736,715**	¥ 2,865,697	¥ 2,733,493
Fixed-term deposits	**645,371**	564,776	593,179
Others	**8,767**	8,036	10,089
Subtotal	**¥ 4,390,853**	¥ 3,438,510	¥ 3,336,761
Negotiable certificates of deposit	**¥ 133,283**	¥ 96,070	¥ 112,753
Total	**¥ 4,524,137**	¥ 3,534,580	¥ 3,449,515
Grand total	**¥71,269,641**	¥68,981,540	¥67,885,022

Notes: 1. Domestic operations comprise the operations of SMBC (excluding overseas branches) and its domestic consolidated subsidiaries. Overseas operations comprise the operations of SMBC's overseas branches and its overseas consolidated subsidiaries.
2. Liquid deposits = Current deposits + Ordinary deposits + Savings deposits + Deposits at notice
3. Fixed-term deposits = Time deposits + Installment savings

Balance of Loan Portfolio, Classified by Industry

Year-End Balance

	2005		2004		2003	
March 31	Millions of yen	Percentage	Millions of yen	Percentage	Millions of yen	Percentage
Domestic operations:						
Manufacturing	**¥ 5,657,329**	**11.23%**	¥ 6,133,208	11.92%	¥ 6,321,452	11.17%
Agriculture, forestry, fisheries and mining	**134,289**	**0.27**	142,574	0.28	207,514	0.37
Construction	**1,829,553**	**3.63**	1,950,119	3.79	2,630,118	4.65
Transportation, communications and public enterprises	**2,868,583**	**5.69**	3,270,116	6.36	3,076,295	5.44
Wholesale and retail	**5,681,187**	**11.28**	5,871,202	11.41	6,235,896	11.02
Finance and insurance	**4,543,387**	**9.02**	4,035,142	7.84	4,543,927	8.03
Real estate	**6,937,379**	**13.77**	7,948,701	15.45	9,015,365	15.94
Services	**6,356,210**	**12.61**	6,177,383	12.01	6,172,685	10.91
Municipalities	**656,366**	**1.30**	765,640	1.49	577,100	1.02
Others	**15,720,093**	**31.20**	15,153,844	29.45	17,789,591	31.45
Subtotal	**¥50,384,379**	**100.00%**	¥51,447,932	100.00%	¥56,569,948	100.00%
Overseas operations:						
Public sector	**¥ 83,325**	**1.75%**	¥ 81,737	2.05%	¥ 141,742	3.05%
Financial institutions	**406,025**	**8.52**	338,458	8.50	314,695	6.77
Commerce and industry	**4,077,950**	**85.59**	3,317,645	83.34	3,912,861	84.15
Others	**197,247**	**4.14**	243,193	6.11	280,369	6.03
Subtotal	**¥ 4,764,549**	**100.00%**	¥ 3,981,034	100.00%	¥ 4,649,668	100.00%
Total	**¥55,148,929**	**—**	¥55,428,967	—	¥61,219,617	—

Notes: 1. Domestic operations comprise the operations of SMBC (excluding overseas branches) and its domestic consolidated subsidiaries. Overseas operations comprise the operations of SMBC's overseas branches and its overseas consolidated subsidiaries.
2. Japan offshore banking accounts are included in overseas operations' accounts.
3. Percentage indicates the composition ratio.

Risk-Monitored Loans

March 31	2005	2004	2003
	Millions of yen		
Bankrupt loans	¥ 68,238	¥ 96,101	¥ 199,794
Non-accrual loans	1,367,785	1,710,575	2,665,675
Past due loans (3 months or more)	29,441	51,019	128,493
Restructured loans	721,273	1,371,524	2,689,172
Total	¥2,186,739	¥3,229,219	¥5,683,134

Notes: **Definition of risk-monitored loan categories**

1. Bankrupt loans: Credits for which accrued interest is not accounted in revenue; credits extended to borrowers that are undergoing bankruptcy, corporate reorganization and rehabilitation proceedings or debtors receiving orders of disposition by suspension of business at bill clearinghouses
2. Non-accrual loans: Credits for which accrued interest is not accounted in revenue; credits, excluding loans to bankrupt borrowers and loans with grace for interest payment to assist in corporate reorganization or to support business
3. Past due loans (3 months or more): Loans with payment of principal or interest in arrears for more than 3 months, calculated from the day following the contractual due date, excluding borrowers in categories 1. and 2.
4. Restructured loans: Loans to borrowers in severe financial condition given certain favorable terms and conditions to assist in corporate rehabilitation or to support business, excluding borrowers in categories 1. through 3.

Securities

Year-End Balance

March 31	2005	2004	2003
	Millions of yen		
Domestic operations:			
Japanese government bonds	¥13,636,577	¥14,377,379	¥12,813,386
Japanese local government bonds	486,884	506,263	375,204
Japanese corporate bonds	3,243,443	2,651,971	2,369,698
Japanese stocks	3,316,551	3,468,250	3,326,510
Others	2,560,671	4,892,200	3,334,211
Subtotal	¥23,244,127	¥25,896,065	¥22,219,011
Overseas operations:			
Japanese government bonds	¥ —	¥ 71,560	¥ 88,250
Japanese local government bonds	—	—	—
Japanese corporate bonds	—	—	854
Japanese stocks	—	—	—
Others	774,484	895,874	1,650,405
Subtotal	¥ 774,484	¥ 967,435	¥ 1,739,510
Total	¥24,018,612	¥26,863,501	¥23,958,521

Notes: 1. Domestic operations comprise the operations of SMBC (excluding overseas branches) and its domestic consolidated subsidiaries. Overseas operations comprise the operations of SMBC's overseas branches and its overseas consolidated subsidiaries.
2. "Others" include foreign bonds and foreign stocks.

Trading Assets and Liabilities

March 31	2005 Domestic operations	2005 Overseas operations	2005 Elimination	2005 Total	2004 Domestic operations	2004 Overseas operations	2004 Elimination	2004 Total
	Millions of yen							
Trading assets:	¥3,368,619	¥411,698	¥(11,244)	¥3,769,073	¥2,959,570	¥366,802	¥(19,592)	¥3,306,780
Trading securities	198,646	71,032	—	269,678	32,516	48,250	—	80,766
Derivatives of trading securities	812	—	—	812	139	—	—	139
Securities related to trading transactions	—	—	—	—	—	—	—	—
Derivatives of securities related to trading transactions	2,033	—	—	2,033	595	—	—	595
Trading-related financial derivatives	2,110,833	340,666	(11,244)	2,440,254	1,836,358	318,552	(19,592)	2,135,318
Other trading assets	1,056,293	—	—	1,056,293	1,089,960	—	—	1,089,960
Trading liabilities:	¥1,717,521	¥404,196	¥(11,244)	¥2,110,473	¥1,518,119	¥374,718	¥(19,592)	¥1,873,245
Trading securities sold for short sales	34,540	34,878	—	69,419	19,855	12,802	—	32,658
Derivatives of trading securities	524	—	—	524	242	—	—	242
Securities related to trading transactions	—	—	—	—	—	—	—	—
Derivatives of securities related to trading transactions	2,061	—	—	2,061	940	—	—	940
Trading-related financial derivatives	1,680,394	369,318	(11,244)	2,038,468	1,497,081	361,915	(19,592)	1,839,404
Other trading liabilities	—	—	—	—	—	—	—	—

Notes: 1. Domestic operations comprise the operations of SMBC (excluding overseas branches) and its domestic consolidated subsidiaries. Overseas operations comprise the operations of SMBC's overseas branches and its overseas consolidated subsidiaries.
2. Intersegment transactions are reported in "Elimination" column.

Income Analysis (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Gross Banking Profit, Classified by Domestic and International Operations

	Millions of yen					
	2005			2004		
Year ended March 31	Domestic operations	International operations	Total	Domestic operations	International operations	Total
Interest income	¥ 979,246	¥339,934	¥1,318,698 [483]	¥1,017,456	¥375,344	¥1,392,322 [478]
Interest expenses	64,674	282,000	346,191 [483]	69,570	236,170	305,262 [478]
Net interest income	914,572	57,933	972,506	947,885	139,174	1,087,060
Trust fees	¥ 2,607	¥ 2	¥ 2,609	¥ 334	¥ —	¥ 334
Fees and commissions (income)	¥ 335,368	¥ 64,066	¥ 399,434	¥ 262,993	¥ 59,081	¥ 322,075
Fees and commissions (expenses)	88,570	12,788	101,358	83,827	11,679	95,506
Net fees and commissions	246,798	51,277	298,076	179,166	47,401	226,568
Trading profits	¥ 1,787	¥129,991	¥ 131,779	¥ 667	¥282,944	¥ 283,611
Trading losses	—	199	199	1,977	904	2,881
Net trading income	1,787	129,792	131,579	(1,309)	282,039	280,729
Other operating income	¥ 87,832	¥142,007	¥ 228,005	¥ 84,531	¥ 68,412	¥ 149,209
Other operating expenses	70,786	40,963	109,916	74,991	88,517	159,774
Net other operating income	17,045	101,043	118,088	9,540	(20,105)	(10,565)
Gross banking profit	¥1,182,811	¥340,049	¥1,522,861	¥1,135,616	¥448,510	¥1,584,127
Gross banking profit rate (%)	1.75%	2.61%	1.92%	1.62%	3.70%	1.95%

Notes: 1. Domestic operations include yen-denominated transactions by domestic branches, while international operations include foreign-currency-denominated transactions by domestic branches and operations by overseas branches. Yen-denominated nonresident transactions and Japan offshore banking accounts are included in international operations.

2. "Interest expenses" are shown after deduction of amounts equivalent to interest expenses on money held in trust (2005, ¥3 million; 2004, ¥21 million).

3. Figures in brackets [ ] indicate interest payments between domestic and international operations. As net interest figures are shown for interest rate swaps and similar instruments, some figures for domestic and international operations do not add up to their sums.

4. "Total" column for "Other operating income" and "Other operating expenses" are lower than the corresponding combined sums under "Domestic operations" and "International operations" (2005, by ¥1,834 million; 2004, by ¥3,734 million). This is because income figures for financial derivatives are given net.

5. Gross banking profit rate = Gross banking profit / Average balance of interest-earning assets × 100

Average Balance, Interest and Earnings Yield of Interest-Earning Assets and Interest-Bearing Liabilities

Domestic Operations

	Millions of yen					
	2005			2004		
Year ended March 31	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	¥67,225,756	¥979,246	1.45%	¥70,034,584	¥1,017,456	1.45%
Loans and bills discounted	46,859,345	829,425	1.77	50,475,233	883,037	1.75
Securities	19,087,657	131,157	0.68	18,598,661	111,185	0.59
Call loans	155,150	24	0.01	203,991	103	0.05
Receivables under resale agreements	57,949	0	0.00	11,508	0	0.00
Receivables under securities borrowing transactions	869,496	181	0.02	515,919	104	0.02
Bills bought	192,027	3	0.00	184,953	5	0.00
Deposits with banks	3,380	0	0.00	42,471	77	0.18
Interest-bearing liabilities	¥70,248,699 [1,130,805]	¥ 64,674 [483]	0.09%	¥71,856,302 [1,000,541]	¥ 69,570 [478]	0.09%
Deposits	54,621,893	12,145	0.02	52,485,951	14,501	0.02
Negotiable certificates of deposit	3,754,306	792	0.02	4,324,976	831	0.01
Call money	2,179,425	58	0.00	2,407,003	73	0.00
Payables under repurchase agreements	580,878	18	0.00	1,723,557	104	0.00
Payables under securities lending transactions	1,890,175	196	0.01	2,020,607	219	0.01
Bills sold	2,430,812	105	0.00	4,702,846	876	0.01
Commercial paper	2,054	0	0.00	2,192	0	0.01
Borrowed money	853,945	21,498	2.51	936,408	26,743	2.85
Bonds	2,633,634	28,843	1.09	2,213,020	25,243	1.14

Notes: 1. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (2005, ¥1,569,397 million; 2004, ¥1,247,575 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of money held in trust (2005, ¥3,629 million; 2004, ¥21,921 million) and corresponding interest (2005, ¥3 million; 2004, ¥21 million).

2. Figures in brackets [ ] indicate the average balances of interdepartmental lending and borrowing activities between domestic and international operations and related interest expenses. As net interest figures are shown for interest rate swaps and similar instruments, some figures for domestic and international operations do not add up to their sums.

3. Bond interest includes amortization of discount on bonds.

International Operations

Year ended March 31	2005 Average balance	2005 Interest	2005 Earnings yield	2004 Average balance	2004 Interest	2004 Earnings yield
	Millions of yen					
Interest-earning assets	**¥13,027,122**	**¥339,934**	**2.60%**	¥12,103,251	¥375,344	3.10%
	[1,130,805]	**[483]**		[1,000,541]	[478]	
Loans and bills discounted	**3,949,563**	**105,467**	**2.67**	3,769,716	89,853	2.38
Securities	**4,615,337**	**131,482**	**2.84**	5,216,457	138,408	2.65
Call loans	**262,361**	**4,973**	**1.89**	160,609	2,130	1.32
Receivables under resale agreements	**124,900**	**1,954**	**1.56**	88,578	818	0.92
Receivables under securities borrowing transactions	**—**	**—**	**—**	—	—	—
Bills bought	**—**	**—**	**—**	—	—	—
Deposits with banks	**1,882,820**	**32,631**	**1.73**	979,681	11,090	1.12
Interest-bearing liabilities	**¥12,979,499**	**¥282,000**	**2.17%**	¥12,062,826	¥236,170	1.95%
Deposits	**6,789,387**	**95,572**	**1.40**	5,678,463	70,632	1.24
Negotiable certificates of deposit	**62,015**	**2,253**	**3.63**	64,031	2,156	3.36
Call money	**206,703**	**3,321**	**1.60**	138,887	1,494	1.07
Payables under repurchase agreements	**176,152**	**2,767**	**1.57**	291,723	2,984	1.02
Payables under securities lending transactions	**2,718,747**	**51,621**	**1.89**	3,060,699	48,401	1.58
Bills sold	**—**	**—**	**—**	—	—	—
Commercial paper	**—**	**—**	**—**	—	—	—
Borrowed money	**1,583,555**	**64,074**	**4.04**	1,704,931	64,999	3.81
Bonds	**939,345**	**31,640**	**3.36**	654,400	24,197	3.69

Notes: 1. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (2005, ¥27,509 million; 2004, ¥30,603 million).
2. Figures in brackets [ ] indicate the average balances of interdepartmental lending and borrowing activities between domestic and international operations and related interest expenses. As net interest figures are shown for interest rate swaps and similar instruments, some figures for domestic and international operations do not add up to their sums.
3. Bond interest includes amortization of discount on bonds.
4. The average balance of foreign-currency-denominated transactions by domestic branches in international operations is calculated by the monthly current method, under which the TT middle rate at the end of the previous month is applied to nonexchange transactions of the month concerned.

Total of Domestic and International Operations

Year ended March 31	2005 Average balance	2005 Interest	2005 Earnings yield	2004 Average balance	2004 Interest	2004 Earnings yield
	Millions of yen					
Interest-earning assets	**¥79,122,073**	**¥1,318,698**	**1.66%**	¥81,137,294	¥1,392,322	1.71%
Loans and bills discounted	**50,808,908**	**934,892**	**1.84**	54,244,949	972,891	1.79
Securities	**23,702,994**	**262,640**	**1.10**	23,815,118	249,594	1.04
Call loans	**417,511**	**4,998**	**1.19**	364,601	2,233	0.61
Receivables under resale agreements	**182,849**	**1,955**	**1.06**	100,087	818	0.81
Receivables under securities borrowing transactions	**869,496**	**181**	**0.02**	515,919	104	0.02
Bills bought	**192,027**	**3**	**0.00**	184,953	5	0.00
Deposits with banks	**1,886,200**	**32,631**	**1.73**	1,022,152	11,167	1.08
Interest-bearing liabilities	**¥82,097,393**	**¥ 346,191**	**0.42%**	¥82,918,587	¥ 305,262	0.36%
Deposits	**61,411,281**	**107,718**	**0.17**	58,164,414	85,133	0.14
Negotiable certificates of deposit	**3,816,321**	**3,045**	**0.07**	4,389,008	2,988	0.06
Call money	**2,386,128**	**3,380**	**0.14**	2,545,891	1,567	0.06
Payables under repurchase agreements	**757,031**	**2,786**	**0.36**	2,015,281	3,089	0.15
Payables under securities lending transactions	**4,608,922**	**51,818**	**1.12**	5,081,306	48,621	0.95
Bills sold	**2,430,812**	**105**	**0.00**	4,702,846	876	0.01
Commercial paper	**2,054**	**0**	**0.00**	2,192	0	0.01
Borrowed money	**2,437,501**	**85,573**	**3.51**	2,641,340	91,742	3.47
Bonds	**3,572,980**	**60,483**	**1.69**	2,867,421	49,441	1.72

Notes: 1. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (2005, ¥1,596,906 million; 2004, ¥1,278,178 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of money held in trust (2005, ¥3,629 mil ion; 2004, ¥21,921 million) and corresponding interest (2005, ¥3 million; 2004, ¥21 million).
2. Figures in the table above indicate the net average balances of amounts adjusted for interdepartmental lending and borrowing activities between domestic and international operations and related interest expenses.
3. Bond interest includes amortization of discount on bonds.

Breakdown of Interest Income and Interest Expenses

Domestic Operations

Year ended March 31	2005 Volume-related increase (decrease)	2005 Rate-related increase (decrease)	2005 Net increase (decrease)	2004 Volume-related increase (decrease)	2004 Rate-related increase (decrease)	2004 Net increase (decrease)
	Millions of yen					
Interest income	**¥(40,908)**	**¥ 2,698**	**¥(38,209)**	¥(67,656)	¥(20,009)	¥(87,666)
Loans and bills discounted	**(63,897)**	**10,284**	**(53,612)**	(59,105)	9,680	(49,424)
Securities	**2,988**	**16,983**	**19,972**	(1,615)	(11,172)	(12,787)
Call loans	**(20)**	**(57)**	**(78)**	(54)	(139)	(193)
Receivables under resale agreements	**0**	**0**	**0**	(1)	0	(1)
Bills bought	**0**	**(2)**	**(2)**	(7)	(21)	(29)
Deposits with banks	**(37)**	**(40)**	**(77)**	(109)	(20)	(130)
Interest expenses	**¥ (1,532)**	**¥ (3,363)**	**¥ (4,896)**	¥ (2,362)	¥ (7,391)	¥ (9,754)
Deposits	**570**	**(2,925)**	**(2,355)**	354	(7,410)	(7,055)
Negotiable certificates of deposit	**(115)**	**76**	**(39)**	(435)	(801)	(1,236)
Call money	**(6)**	**(8)**	**(15)**	(37)	(208)	(246)
Payable under repurchase agreements	**(50)**	**(35)**	**(85)**	41	(13)	28
Bills sold	**(297)**	**(472)**	**(770)**	(165)	694	528
Commercial paper	**0**	**0**	**0**	(43)	(38)	(82)
Borrowed money	**(2,236)**	**(3,008)**	**(5,244)**	(2,574)	(236)	(2,811)
Bonds	**4,639**	**(1,040)**	**3,599**	2,369	(1,579)	790

Note: Volume/rate variance is prorated according to changes in volume and rate.

International Operations

Year ended March 31	2005 Volume-related increase (decrease)	2005 Rate-related increase (decrease)	2005 Net increase (decrease)	2004 Volume-related increase (decrease)	2004 Rate-related increase (decrease)	2004 Net increase (decrease)
	Millions of yen					
Interest income	**¥27,174**	**¥(62,584)**	**¥(35,409)**	¥(55,644)	¥(110,980)	¥(166,625)
Loans and bills discounted	**4,433**	**11,181**	**15,614**	(46,445)	(30,565)	(77,011)
Securities	**(16,666)**	**9,739**	**(6,926)**	26,560	(22,017)	4,543
Call loans	**1,695**	**1,147**	**2,843**	292	(727)	(434)
Receivables under resale agreements	**422**	**714**	**1,136**	230	137	367
Bills bought	**—**	**—**	**—**	—	—	—
Deposits with banks	**14,688**	**7,872**	**22,560**	(11,969)	(11,344)	(23,314)
Interest expenses	**¥18,752**	**¥ 27,077**	**¥ 45,830**	¥(29,673)	¥ (78,586)	¥(108,260)
Deposits	**14,906**	**10,034**	**24,940**	(21,383)	(32,332)	(53,715)
Negotiable certificates of deposit	**(69)**	**166**	**97**	(2,045)	(80)	(2,125)
Call money	**908**	**918**	**1,827**	(725)	(825)	(1,551)
Payable under repurchase agreements	**(1,451)**	**1,234**	**(216)**	(8,944)	(4,710)	(13,654)
Bills sold	**—**	**—**	**—**	—	—	—
Commercial paper	**—**	**—**	**—**	—	—	—
Borrowed money	**(4,779)**	**3,854**	**(925)**	(12,151)	(185)	(12,337)
Bonds	**9,757**	**(2,314)**	**7,443**	7,782	(1,111)	6,670

Note: Volume/rate variance is prorated according to changes in volume and rate.

Total of Domestic and International Operations

Year ended March 31	2005 Volume-related increase (decrease)	2005 Rate-related increase (decrease)	2005 Net increase (decrease)	2004 Volume-related increase (decrease)	2004 Rate-related increase (decrease)	2004 Net increase (decrease)
	Millions of yen					
Interest income	**¥(34,120)**	**¥(39,504)**	**¥(73,624)**	¥(127,946)	¥(126,822)	¥(254,769)
Loans and bills discounted	**(62,759)**	**24,761**	**(37,998)**	(93,082)	(33,352)	(126,435)
Securities	**(1,180)**	**14,226**	**13,046**	7,481	(15,724)	(8,243)
Call loans	**365**	**2,399**	**2,764**	(258)	(369)	(627)
Receivables under resale agreements	**828**	**308**	**1,136**	(207)	573	366
Bills bought	**0**	**(2)**	**(2)**	(7)	(21)	(29)
Deposits with banks	**13,703**	**8,779**	**22,483**	(12,241)	(11,203)	(23,444)
Interest expenses	**¥ (3,051)**	**¥ 43,980**	**¥ 40,929**	¥ (20,830)	¥ (97,662)	¥(118,492)
Deposits	**4,959**	**17,625**	**22,584**	(1,258)	(59,512)	(60,771)
Negotiable certificates of deposit	**(418)**	**475**	**57**	(1,381)	(1,979)	(3,361)
Call money	**(104)**	**1,916**	**1,812**	(428)	(1,369)	(1,797)
Payable under repurchase agreements	**(2,762)**	**2,459**	**(302)**	(487)	(13,139)	(13,626)
Bills sold	**(297)**	**(472)**	**(770)**	(165)	694	528
Commercial paper	**0**	**0**	**0**	(43)	(38)	(82)
Borrowed money	**(7,146)**	**977**	**(6,169)**	(14,206)	(941)	(15,148)
Bonds	**11,959**	**(916)**	**11,042**	7,092	367	7,460

Note: Volume/rate variance is prorated according to changes in volume and rate.

Fees and Commissions

Year ended March 31	2005 Domestic operations	2005 International operations	2005 Total	2004 Domestic operations	2004 International operations	2004 Total
	Millions of yen					
Fees and commissions (income)	**¥335,368**	**¥64,066**	**¥399,434**	¥262,993	¥59,081	¥322,075
Deposits and loans	**11,034**	**22,381**	**33,415**	11,331	16,950	28,282
Remittances and transfers	**93,623**	**23,156**	**116,780**	91,054	21,163	112,218
Securities-related business	**22,098**	**702**	**22,801**	19,492	763	20,256
Agency	**16,576**	**—**	**16,576**	13,656	—	13,656
Safe deposits	**6,333**	**—**	**6,333**	5,532	—	5,532
Guarantees	**15,016**	**5,620**	**20,636**	9,214	5,014	14,228
Fees and commissions (expenses)	**¥ 88,570**	**¥12,788**	**¥101,358**	¥ 83,827	¥11,679	¥ 95,506
Remittances and transfers	**17,912**	**4,678**	**22,590**	17,429	4,489	21,918

Trading Income

Year ended March 31	2005 Domestic operations	2005 International operations	2005 Total	2004 Domestic operations	2004 International operations	2004 Total
	Millions of yen					
Trading profits	**¥1,787**	**¥129,991**	**¥131,779**	¥ 667	¥282,944	¥283,611
Gains on trading securities	**1,352**	**—**	**1,352**	—	—	—
Gains on securities related to trading transactions	**—**	**—**	**—**	—	—	—
Gains on trading-related financial derivatives	**—**	**129,991**	**129,991**	—	282,944	282,944
Others	**435**	**—**	**435**	667	—	667
Trading losses	**¥ —**	**¥ 199**	**¥ 199**	¥1,977	¥ 904	¥ 2,881
Losses on trading securities	**—**	**—**	**—**	1,977	—	1,977
Losses on securities related to trading transactions	**—**	**199**	**199**	—	904	904
Losses on trading-related financial derivatives	**—**	**—**	**—**	—	—	—
Others	**—**	**—**	**—**	—	—	—

Note: Figures represent net gains (losses) after offsetting income against expenses.

Net Other Operating Income

Year ended March 31	Millions of yen					
	2005			2004		
	Domestic operations	International operations	Total	Domestic operations	International operations	Total
Net other operating income	**¥17,045**	**¥101,043**	**¥118,088**	¥9,540	¥(20,105)	¥(10,565)
Gains (losses) on bonds	**(6,100)**	**(15,490)**	**(21,590)**	291	22,449	22,741
Gains (losses) on foreign exchange transactions	**—**	**115,580**	**115,580**	—	—	—

General and Administrative Expenses

Year ended March 31	Millions of yen	
	2005	2004
Salaries and related expenses	**¥164,812**	¥171,026
Retirement benefit cost	**37,677**	62,742
Welfare expenses	**27,222**	26,019
Depreciation	**53,038**	53,490
Rent and lease expenses	**47,476**	48,188
Building and maintenance expenses	**4,323**	3,485
Supplies expenses	**5,219**	6,215
Water, lighting, and heating expenses	**5,025**	5,222
Traveling expenses	**2,422**	2,370
Communication expenses	**6,855**	7,245
Publicity and advertising expenses	**4,952**	4,059
Taxes, other than income taxes	**36,684**	34,076
Others	**207,766**	198,956
Total	**¥603,477**	¥623,098

Note: Because expenses reported on page 34 exclude nonrecurring losses, they are not reconciled with the figures reported in the above table.

Deposits (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Deposits and Negotiable Certificates of Deposit

Year-End Balance

	2005		2004		2003	
March 31	Millions of yen	Percentage	Millions of yen	Percentage	Millions of yen	Percentage
Domestic operations:						
Liquid deposits	**¥37,156,757**	**63.1%**	¥35,103,333	61.2%	¥33,336,625	57.5%
Fixed-term deposits	**17,793,187**	**30.2**	17,519,187	30.6	18,519,788	32.0
Others	**1,214,592**	**2.1**	1,165,818	2.0	1,209,703	2.1
Subtotal	**¥56,164,537**	**95.4**	¥53,788,339	93.8	¥53,066,116	91.6
Negotiable certificates of deposit	**¥ 2,732,344**	**4.6**	¥ 3,534,978	6.2	¥ 4,841,982	8.4
Total	**¥58,896,881**	**100.0%**	¥57,323,318	100.0%	¥57,908,099	100.0%
International operations:						
Liquid deposits	**¥ 2,861,884**	**42.7%**	¥ 2,126,160	33.5%	¥ 2,130,354	37.9%
Fixed-term deposits	**490,122**	**7.3**	638,098	10.1	438,213	7.8
Others	**3,271,783**	**48.9**	3,514,818	55.5	2,976,046	53.0
Subtotal	**¥ 6,623,790**	**98.9**	¥ 6,279,077	99.1	¥ 5,544,614	98.7
Negotiable certificates of deposit	**¥ 70,955**	**1.1**	¥ 54,376	0.9	¥ 71,544	1.3
Total	**¥ 6,694,746**	**100.0%**	¥ 6,333,453	100.0%	¥ 5,616,159	100.0%
Grand total	**¥65,591,627**	**—**	¥63,656,771	—	¥63,524,258	—

Notes: 1. Liquid deposits = Current deposits + Ordinary deposits + Savings deposits + Deposits at notice
2. Fixed-term deposits = Time deposits + Installment savings
3. Percentage indicates the composition ratio.

Average Balance

	Millions of yen		
Year ended March 31	2005	2004	2003
Domestic operations:			
Liquid deposits	**¥36,234,814**	¥34,022,602	¥32,011,369
Fixed-term deposits	**17,828,904**	17,928,748	19,057,788
Others	**558,174**	534,600	553,391
Subtotal	**¥54,621,893**	¥52,485,951	¥51,622,549
Negotiable certificates of deposit	**¥ 3,754,306**	¥ 4,324,976	¥ 5,776,955
Total	**¥58,376,199**	¥56,810,927	¥57,399,504
International operations:			
Liquid deposits	**¥ 2,522,440**	¥ 1,905,787	¥ 3,414,692
Fixed-term deposits	**676,719**	467,222	725,366
Others	**3,590,227**	3,305,452	2,912,225
Subtotal	**¥ 6,789,387**	¥ 5,678,463	¥ 7,052,284
Negotiable certificates of deposit	**¥ 62,015**	¥ 64,031	¥ 124,731
Total	**¥ 6,851,402**	¥ 5,742,494	¥ 7,177,016
Grand total	**¥65,227,602**	¥62,553,422	¥64,576,521

Notes: 1. Figures for the year ended March 31, 2003, include those of the former SMBC for the period from April 1, 2002 to March 16, 2003.
2. Liquid deposits = Current deposits + Ordinary deposits + Savings deposits + Deposits at notice
3. Fixed-term deposits = Time deposits + Installment savings
4. The average balance of foreign-currency-denominated transactions by domestic branches in international operations is calculated by the monthly current method.

Balance of Deposits, Classified by Type of Depositor

	2005		2004		2003	
March 31	Millions of yen	Percentage	Millions of yen	Percentage	Millions of yen	Percentage
Individual	**¥32,154,014**	**53.1%**	¥31,631,834	53.9%	¥31,210,201	55.3%
Corporate	**28,455,616**	**46.9**	27,047,368	46.1	25,261,571	44.7
Total	**¥60,609,630**	**100.0%**	¥58,679,202	100.0%	¥56,471,772	100.0%

Notes: 1. Figures are before adjustment on interoffice accounts in transit.
2. Negotiable certificates of deposit are excluded.
3. Accounts at overseas branches and Japan offshore banking accounts are excluded.
4. Percentage indicates the composition ratio.

Balance of Investment Trusts, Classified by Type of Customer

	Millions of yen		
March 31	**2005**	2004	2003
Individual	**¥2,264,844**	¥1,920,024	¥1,598,577
Corporate	**83,383**	85,660	77,507
Total	**¥2,348,227**	¥2,005,684	¥1,676,084

Note: Balance of investment trusts is recognized on a contract basis and measured according to each fund's net asset balance at the fiscal year-end.

Balance of Time Deposits, Classified by Maturity

	Millions of yen		
March 31	**2005**	2004	2003
Less than three months	**¥ 5,981,869**	¥ 4,934,527	¥ 9,331,860
Fixed interest rates	**5,532,337**	4,578,876	8,981,521
Floating interest rates	**6,900**	11,500	501
Three — six months	**¥ 2,991,485**	¥ 3,179,150	¥ 2,391,469
Fixed interest rates	**2,973,753**	3,155,985	2,372,360
Floating interest rates	**—**	—	—
Six months — one year	**¥ 4,939,115**	¥ 5,273,003	¥ 3,964,513
Fixed interest rates	**4,923,087**	5,256,668	3,955,873
Floating interest rates	**500**	—	1
One — two years	**¥ 1,680,496**	¥ 2,377,402	¥ 1,397,409
Fixed interest rates	**1,675,518**	2,352,455	1,389,250
Floating interest rates	**—**	—	—
Two — three years	**¥ 1,383,422**	¥ 1,448,562	¥ 1,320,298
Fixed interest rates	**1,377,490**	1,438,749	1,280,986
Floating interest rates	**1,000**	—	5,500
Three years or more	**¥ 1,306,857**	¥ 944,564	¥ 545,563
Fixed interest rates	**1,111,275**	873,226	516,255
Floating interest rates	**191,262**	59,650	10,650
Total	**¥18,283,246**	¥18,157,210	¥18,951,114
Fixed interest rates	**17,593,462**	17,655,962	18,496,247
Floating interest rates	**199,662**	71,150	16,654

Note: The figures above do not include installment savings.

Loans (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Balance of Loans and Bills Discounted

Year-End Balance

March 31	2005	2004	2003
	Millions of yen		
Domestic operations:			
Loans on notes	**¥ 3,816,186**	¥ 5,273,254	¥ 6,660,286
Loans on deeds	**33,611,639**	33,177,784	37,400,695
Overdrafts	**8,096,806**	8,249,108	8,410,644
Bills discounted	**450,719**	572,371	649,463
Subtotal	**¥45,975,351**	¥47,272,518	¥53,121,090
International operations:			
Loans on notes	**¥ 444,509**	¥ 436,046	¥ 550,369
Loans on deeds	**3,536,778**	3,007,477	3,495,523
Overdrafts	**105,735**	93,462	115,210
Bills discounted	**5,211**	639	172
Subtotal	**¥ 4,092,234**	¥ 3,537,625	¥ 4,161,274
Total	**¥50,067,586**	¥50,810,144	¥57,282,365

Average Balance

Year ended March 31	2005	2004	2003
	Millions of yen		
Domestic operations:			
Loans on notes	**¥ 4,764,916**	¥ 6,007,354	¥ 6,987,204
Loans on deeds	**33,381,278**	35,527,330	36,317,903
Overdrafts	**8,237,709**	8,392,655	9,914,028
Bills discounted	**475,440**	547,893	639,612
Subtotal	**¥46,859,345**	¥50,475,233	¥53,858,748
International operations:			
Loans on notes	**¥ 447,208**	¥ 439,060	¥ 802,842
Loans on deeds	**3,390,644**	3,148,040	4,572,375
Overdrafts	**108,728**	181,726	156,554
Bills discounted	**2,981**	889	882
Subtotal	**¥ 3,949,563**	¥ 3,769,716	¥ 5,532,654
Total	**¥50,808,908**	¥54,244,949	¥59,391,403

Notes: 1. Figures for the year ended March 31, 2003, include those of the former SMBC for the period from April 1, 2002 to March 16, 2003.
2. The average balance of foreign-currency-denominated transactions by domestic branches in international operations is calculated by the monthly current method.

Balance of Loans and Bills Discounted, Classified by Purpose

	2005		2004		2003	
March 31	Millions of yen	Percentage	Millions of yen	Percentage	Millions of yen	Percentage
Funds for capital investment	**¥20,800,237**	**41.5%**	¥21,632,436	42.6%	¥22,156,745	38.7%
Funds for working capital	**29,267,348**	**58.5**	29,177,708	57.4	35,125,619	61.3
Total	**¥50,067,586**	**100.0%**	¥50,810,144	100.0%	¥57,282,365	100.0%

Note: Percentage indicates the composition ratio.

Breakdown of Loan Collateral

March 31	2005	2004	2003
	Millions of yen		
Securities	**¥ 965,238**	¥ 1,025,755	¥ 805,685
Commercial claims	**1,191,558**	1,311,345	1,253,179
Commercial goods	**—**	2,595	4,579
Real estate	**7,127,468**	7,490,743	8,531,366
Others	**433,650**	363,678	479,374
Subtotal	**¥ 9,717,916**	¥10,194,118	¥11,074,186
Guaranteed	**¥22,332,670**	¥22,103,891	¥22,177,530
Unsecured	**18,016,999**	18,512,134	24,030,649
Total	**¥50,067,586**	¥50,810,144	¥57,282,365

Balance of Loans and Bills Discounted, Classified by Maturity

March 31	Millions of yen 2005	2004	2003
One year or less	**¥ 8,686,277**	¥10,666,356	¥15,605,752
Floating interest rates	/	/	/
Fixed interest rates	/	/	/
One — three years	**¥ 8,106,563**	¥ 8,223,191	¥ 9,400,680
Floating interest rates	**6,278,298**	5,500,484	6,347,133
Fixed interest rates	**1,828,265**	2,722,707	3,053,547
Three — five years	**¥ 6,233,570**	¥ 5,451,873	¥ 5,876,286
Floating interest rates	**4,732,079**	3,950,114	3,973,971
Fixed interest rates	**1,501,490**	1,501,759	1,902,314
Five — seven years	**¥ 2,593,547**	¥ 2,237,279	¥ 2,502,737
Floating interest rates	**2,118,091**	1,715,055	1,683,355
Fixed interest rates	**475,456**	522,223	819,382
More than seven years	**¥16,245,085**	¥15,888,872	¥15,492,524
Floating interest rates	**15,496,800**	14,822,715	14,629,478
Fixed interest rates	**748,285**	1,066,156	863,046
No designated term	**¥ 8,202,541**	¥ 8,342,570	¥ 8,404,383
Floating interest rates	**8,202,541**	8,342,570	8,399,298
Fixed interest rates	**—**	—	5,084
Total	**¥50,067,586**	¥50,810,144	¥57,282,365

Note: Loans with a maturity of one year or less are not classified by floating or fixed interest rates.

Balance of Loan Portfolio, Classified by Industry

	2005		2004		2003	
March 31	Millions of yen	Percentage	Millions of yen	Percentage	Millions of yen	Percentage
Domestic offices:						
Manufacturing	**¥ 5,321,715**	**11.4%**	¥ 5,794,191	12.1%	¥ 6,031,262	11.2%
Agriculture, forestry, fisheries and mining	**125,574**	**0.3**	133,833	0.3	192,795	0.4
Construction	**1,618,372**	**3.5**	1,717,184	3.6	2,385,278	4.4
Transportation, communications and public enterprises	**2,737,386**	**5.9**	3,134,713	6.5	2,968,971	5.5
Wholesale and retail	**5,310,881**	**11.4**	5,492,168	11.5	5,812,485	10.8
Finance and insurance	**5,158,754**	**11.0**	4,892,526	10.2	5,419,634	10.1
Real estate	**5,982,960**	**12.8**	6,995,060	14.6	8,240,327	15.3
Services	**5,705,901**	**12.2**	5,470,887	11.4	5,622,703	10.5
Municipalities	**583,515**	**1.2**	688,159	1.4	508,144	0.9
Others	**14,128,584**	**30.3**	13,632,796	28.4	16,614,280	30.9
Subtotal	**¥46,673,647**	**100.0%**	¥47,951,522	100.0%	¥53,795,885	100.0%
Overseas offices:						
Public sector	**¥ 75,824**	**2.2%**	¥ 63,654	2.2%	¥ 119,468	3.4%
Financial institutions	**237,276**	**7.0**	227,393	8.0	236,116	6.8
Commerce and industry	**2,994,018**	**88.2**	2,395,989	83.8	2,945,122	84.5
Others	**86,819**	**2.6**	171,583	6.0	185,772	5.3
Subtotal	**¥ 3,393,938**	**100.0%**	¥ 2,858,622	100.0%	¥ 3,486,479	100.0%
Total	**¥50,067,586**	**—**	¥50,810,144	—	¥57,282,365	—

Notes: 1. Japan offshore banking accounts are included in overseas offices' accounts.
2. Percentage indicates the composition ratio.

Loans to Individuals/Small and Medium-Sized Corporations

March 31	Millions of yen 2005	2004	2003
Total domestic loans (A)	**¥46,673,647**	¥47,951,522	¥53,795,885
Loans to individuals, and small and medium-sized corporations (B)	**35,291,150**	35,427,834	36,733,241
(B) / (A)	**75.6%**	73.9%	68.3%

Notes: 1. The figures above exclude outstanding balance of loans at overseas branches and of Japan offshore banking accounts.
2. Small and medium-sized corporations are individuals or companies with capital stock of ¥300 million or less, or an operating staff of 300 or fewer employees. (Exceptions to these capital stock and staff restrictions include wholesalers: ¥100 million, 100 employees; retailers: ¥50 million, 50 employees; and service industry companies: ¥50 million, 100 employees.)

Consumer Loans Outstanding

March 31	Millions of yen 2005	2004	2003
Consumer loans	**¥14,230,648**	¥13,875,878	¥13,665,876
Housing loans	**13,240,449**	12,725,041	12,339,291
Housing loans for own housing	**9,451,330**	8,891,575	8,346,632
Others	**990,198**	1,150,837	1,326,585

Note: Housing loans include general-purpose loans used for housing purposes, such as housing loans and apartment house acquisition loans.

Breakdown of Reserve for Possible Loan Losses

	Millions of yen				
	Balance at beginning	Increase during	Decrease during the fiscal year		Balance at end
Year ended March 31, 2005	of the fiscal year	the fiscal year	Objectives	Others	of the fiscal year
General reserve for possible loan losses	**¥ 770,194 [(1,161)]**	**¥417,555**	**¥ —**	**¥770,194***	**¥417,555**
Specific reserve for estimated loan losses on certain doubtful loans	**474,310 [(350)]**	**567,636**	**380,829**	**93,480***	**567,636**
For nonresident loans	**27,626 [(350)]**	**23,515**	**5,707**	**21,918***	**23,515**
Reserve for possible losses on specific overseas loans	**7,758**	**3,930**	**—**	**7,758***	**3,930**
Total	**¥1,252,262 [(1,511)]**	**¥989,121**	**¥380,829**	**¥871,433**	**¥989,121**

*Transfer from reserves by reversal or origination method

Note: Figures in brackets [ ] indicate foreign exchange translation adjustments.

	Millions of yen				
	Balance at beginning	Increase during	Decrease during the fiscal year		Balance at end
Year ended March 31, 2004	of the fiscal year	the fiscal year	Objectives	Others	of the fiscal year
General reserve for possible loan losses	¥1,106,970 [6,265]	¥ 769,033	¥ —	¥1,106,970*	¥ 769,033
Specific reserve for estimated loan losses on certain doubtful loans	945,345 [4,650]	473,959	747,788	197,556*	473,959
For nonresident loans	62,841 [4,650]	27,276	51,033	11,808*	27,276
Reserve for possible losses on specific overseas loans	11,566	7,758	—	11,566*	7,758
Total	¥2,063,881 [10,916]	¥1,250,751	¥747,788	¥1,316,093	¥1,250,751

*Transfer from reserves by reversal or origination method

Note: *Figures in brackets [ ] indicate foreign exchange translation adjustments.*

Write-off of Loans

Year ended March 31	Millions of yen 2005	2004	2003
Write-off of loans	**¥697,941**	¥566,344	¥284,418

Note: Write-off of loans includes amount of direct reduction.

Specific Overseas Loans

March 31	Millions of yen 2005	2004	2003
Indonesia	**¥39,959**	¥73,826	¥104,744
Argentina	**25**	514	2,180
Others	**180**	346	1,153
Total	**¥40,164**	¥74,688	¥108,077
Ratio of the total amounts to total assets	**0.04%**	0.07%	0.11%
Number of countries	**5**	6	9

Risk-Monitored Loans

	Millions of yen		
March 31	**2005**	2004	2003
Bankrupt loans	**¥ 45,931**	¥ 67,183	¥ 172,403
Non-accrual loans	**1,238,022**	1,460,787	2,390,173
Past due loans (3 months or more)	**26,902**	47,618	114,756
Restructured loans	**425,006**	1,199,301	2,492,199
Total	**¥1,735,863**	¥2,774,889	¥5,169,531

Notes: **Definition of risk-monitored loan categories**

1. Bankrupt loans: Credits for which accrued interest is not accounted in revenue; credits extended to borrowers that are undergoing bankruptcy, corporate reorganization and rehabilitation proceedings or debtors receiving orders of disposition by suspension of business at bill clearinghouses
2. Non-accrual loans: Credits for which accrued interest is not accounted in revenue; credits, excluding loans to bankrupt borrowers and loans with grace for interest payment to assist in corporate reorganization or to support business
3. Past due loans (3 months or more): Loans with payment of principal or interest in arrears for more than 3 months, calculated from the day following the contractual due date, excluding borrowers in categories 1. and 2.
4. Restructured loans: Loans to borrowers in severe financial condition given certain favorable terms and conditions to assist in corporate rehabilitation or to support business, excluding borrowers in categories 1. through 3.

Problem Assets Based on the Financial Reconstruction Law

	Billions of yen		
March 31	**2005**	2004	2003
Bankrupt and quasi-bankrupt assets	**¥ 448.3**	¥ 361.6	¥ 524.9
Doubtful assets	**924.4**	1,202.7	2,129.5
Substandard loans	**451.9**	1,246.9	2,606.9
Total of problem assets	**¥ 1,824.6**	¥ 2,811.2	¥ 5,261.3
Normal assets	**¥53,452.6**	¥52,874.4	¥57,313.4
Total	**¥55,277.2**	¥55,685.6	¥62,574.7

Notes: **Definition of problem asset categories**

These assets are disclosed based on the provisions of Article 7 of the Financial Reconstruction Law (Law No. 132 of 1998) and classified into the 4 categories based on financial position and business performance of obligors in accordance with Article 6 of the Law. Assets in question include loans and bills discounted, foreign exchanges, accrued interest, and advance payment in "other assets," customers' liabilities for acceptance and guarantees, and securities lent under the loan for consumption or leasing agreements.

1. Bankrupt and quasi-bankrupt assets: Credits to borrowers undergoing bankruptcy, corporate reorganization, and rehabilitation proceedings, as well as claims of a similar nature
2. Doubtful assets: Credits for which final collection of principal and interest in line with original agreements is highly improbable due to deterioration of financial position and business performance, but not insolvency of the borrower
3. Substandard loans: Past due loans (3 months or more) and restructured loans, excluding 1. and 2.
4. Normal assets: Credits to borrowers with good business performance and in financial standing without identified problems and not classified into the three categories above

Securities (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Balance of Securities

Year-End Balance

March 31	Millions of yen 2005	2004	2003
Domestic operations:			
Japanese government bonds	**¥13,000,401**	¥13,897,044	¥12,349,063
Japanese local government bonds	**400,686**	417,831	294,274
Japanese corporate bonds	**2,976,060**	2,371,760	2,081,107
Japanese stocks	**3,536,869**	3,660,522	3,508,151
Others	**343,706**	129,442	88,295
Foreign bonds	**/**	/	/
Foreign stocks	**/**	/	/
Subtotal	**¥20,257,723**	¥20,476,601	¥18,320,892
International operations:			
Japanese government bonds	**¥ —**	¥ —	¥ —
Japanese local government bonds	**—**	—	—
Japanese corporate bonds	**—**	—	—
Japanese stocks	**—**	—	—
Others	**3,418,972**	6,115,982	5,335,492
Foreign bonds	**2,499,669**	5,187,456	4,409,837
Foreign stocks	**919,303**	928,525	925,655
Subtotal	**¥ 3,418,972**	¥ 6,115,982	¥ 5,335,492
Total	**¥23,676,696**	¥26,592,584	¥23,656,385

Average Balance

Year ended March 31	Millions of yen 2005	2004	2003
Domestic operations:			
Japanese government bonds	**¥13,068,691**	¥12,820,808	¥11,355,059
Japanese local government bonds	**419,803**	354,229	334,482
Japanese corporate bonds	**2,447,549**	2,141,145	1,443,106
Japanese stocks	**2,919,805**	3,207,224	5,655,162
Others	**231,806**	75,254	59,250
Foreign bonds	**/**	/	/
Foreign stocks	**/**	/	/
Subtotal	**¥19,087,657**	¥18,598,661	¥18,847,060
International operations:			
Japanese government bonds	**¥ —**	¥ —	¥ —
Japanese local government bonds	**—**	—	—
Japanese corporate bonds	**—**	—	—
Japanese stocks	**—**	—	—
Others	**4,615,337**	5,216,457	4,283,361
Foreign bonds	**3,659,676**	4,303,429	3,565,089
Foreign stocks	**955,660**	913,027	718,271
Subtotal	**¥ 4,615,337**	¥ 5,216,457	¥ 4,283,361
Total	**¥23,702,994**	¥23,815,118	¥23,130,421

Notes: 1. Figures for the year ended March 31, 2003, include those of the former SMBC for the period from April 1, 2002 to March 16, 2003.
2. The average balance of foreign-currency-denominated transactions by domestic branches in international operations is calculated by the monthly current method.

Balance of Securities Held, Classified by Maturity

March 31	Millions of yen		
	2005	2004	2003
One year or less			
Japanese government bonds	**¥ 2,759,480**	¥ 2,586,741	¥ 3,224,334
Japanese local government bonds	**2,493**	1,174	6,119
Japanese corporate bonds	**224,265**	122,080	128,939
Others	**438,456**	255,415	159,914
Foreign bonds	**425,671**	251,402	129,200
One — three years			
Japanese government bonds	**¥ 2,520,074**	¥ 2,349,136	¥ 1,802,741
Japanese local government bonds	**106,877**	24,549	6,910
Japanese corporate bonds	**916,972**	697,926	627,709
Others	**1,077,233**	2,923,707	2,003,382
Foreign bonds	**1,029,853**	2,898,312	1,995,829
Three — five years			
Japanese government bonds	**¥ 3,634,470**	¥ 4,658,046	¥ 4,175,621
Japanese local government bonds	**97,413**	169,736	95,742
Japanese corporate bonds	**1,264,285**	1,066,954	826,585
Others	**393,547**	1,201,085	795,661
Foreign bonds	**322,997**	1,179,263	780,435
Five — seven years			
Japanese government bonds	**¥ 1,219,564**	¥ 2,026,179	¥ 1,113,572
Japanese local government bonds	**14,158**	12,662	39,278
Japanese corporate bonds	**273,476**	258,241	272,594
Others	**50,033**	165,856	168,291
Foreign bonds	**37,793**	141,726	164,803
Seven — 10 years			
Japanese government bonds	**¥ 164,265**	¥ 1,175,114	¥ 1,878,410
Japanese local government bonds	**179,248**	209,189	145,642
Japanese corporate bonds	**265,060**	223,592	223,378
Others	**203,029**	277,458	585,142
Foreign bonds	**150,233**	261,747	569,753
More than 10 years			
Japanese government bonds	**¥ 2,702,545**	¥ 1,101,824	¥ 154,383
Japanese local government bonds	**494**	519	580
Japanese corporate bonds	**32,000**	2,964	1,900
Others	**561,803**	386,108	707,823
Foreign bonds	**494,336**	362,180	706,385
No designated term			
Japanese government bonds	**¥ —**	¥ —	¥ —
Japanese local government bonds	**—**	—	—
Japanese corporate bonds	**—**	—	—
Japanese stocks	**3,536,869**	3,660,522	3,508,151
Others	**1,038,575**	1,035,792	1,003,572
Foreign bonds	**38,783**	92,822	63,429
Foreign stocks	**919,303**	928,525	925,655
Total			
Japanese government bonds	**¥13,000,401**	¥13,897,044	¥12,349,063
Japanese local government bonds	**400,686**	417,831	294,274
Japanese corporate bonds	**2,976,060**	2,371,760	2,081,107
Japanese stocks	**3,536,869**	3,660,522	3,508,151
Others	**3,762,679**	6,245,424	5,423,788
Foreign bonds	**2,499,669**	5,187,456	4,409,837
Foreign stocks	**919,303**	928,525	925,655

Capital Ratio

Sumitomo Mitsui Banking Corporation and Subsidiaries

Consolidated Capital Ratio

March 31		Millions of yen 2005	2004	2003
Tier I capital:	Capital stock	¥ 664,986	¥ 559,985	¥ 559,985
	Capital reserve	1,603,512	1,298,511	1,298,511
	Retained earnings	(6,315)	319,345	258,690
	Minority interests	1,026,138	1,005,824	1,025,217
	Valuation losses on other securities	—	—	(21,559)
	Treasury stock	—	—	—
	Foreign currency translation adjustments	(81,050)	(71,861)	(54,419)
	Goodwill and others	(8)	—	(74)
	Subtotal (A)	¥ 3,207,262	¥ 3,111,804	¥ 3,066,351
Tier II capital:	45% of unrealized gains on other securities	¥ 305,401	¥ 245,500	¥ —
	45% of unrealized gains on land	67,103	68,524	71,699
	General reserve for possible loan losses	612,032	815,520	1,149,150
	Qualifying subordinated debt	2,537,304	2,358,572	2,150,334
	Subtotal	¥ 3,521,842	¥ 3,488,117	¥ 3,371,184
	Tier II capital included as qualifying capital (B)	¥ 3,207,262	¥ 3,111,804	¥ 2,887,170
Deductions:	(C)	¥ 238,920	¥ 24,634	¥ 25,684
Total capital:	(D) = (A) + (B) - (C)	¥ 6,175,605	¥ 6,198,974	¥ 5,927,837
Risk-adjusted assets:	On-balance-sheet	¥52,589,471	¥52,359,312	¥53,313,337
	Off-balance-sheet	5,303,085	4,264,272	3,523,317
	Asset equivalent of market risk	351,964	268,179	221,156
	Subtotal (E)	¥58,244,521	¥56,891,764	¥57,057,811
Capital ratio:	(D) / (E) × 100	10.60%	10.89%	10.38%

Nonconsolidated Capital Ratio

March 31		Millions of yen 2005	2004	2003
Tier I capital:	Capital stock	¥ 664,986	¥ 559,985	¥ 559,985
	Capital reserve	1,009,933	879,693	879,693
	Other capital surplus	357,614	357,614	357,614
	Earned surplus reserve	—	—	—
	Voluntary reserves	221,532	221,540	221,540
	Retained earnings carried forward to next year	68,483	253,068	191,507
	Others	784,252	764,546	738,878
	Valuation losses on other securities	—	—	(17,864)
	Treasury stock	—	—	—
	Subtotal (A)	¥ 3,106,803	¥ 3,036,448	¥ 2,931,354
Tier II capital:	45% of unrealized gains on other securities	¥ 292,983	¥ 239,783	¥ —
	45% of unrealized gains on land	59,575	61,515	64,438
	General reserve for possible loan losses	417,555	769,033	1,113,235
	Qualifying subordinated debt	2,498,304	2,321,172	2,126,658
	Subtotal	¥ 3,268,419	¥ 3,391,504	¥ 3,304,332
	Tier II capital included as qualifying capital (B)	¥ 3,106,803	¥ 3,036,448	¥ 2,771,778
Deductions:	(C)	¥ 95,559	¥ 55,666	¥ 55,378
Total capital:	(D) = (A) + (B) - (C)	¥ 6,118,047	¥ 6,017,230	¥ 5,647,753
Risk-adjusted assets:	On-balance-sheet	¥48,910,692	¥48,816,691	¥50,297,673
	Off-balance-sheet	4,818,865	3,925,351	3,322,458
	Asset equivalent of market risk	304,929	197,621	187,014
	Subtotal (E)	¥54,034,487	¥52,939,664	¥53,807,146
Capital ratio:	(D) / (E) × 100	11.32%	11.36%	10.49%

Ratios (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Income Ratio

Year ended March 31	Percentage 2005	2004
Ordinary profit to total assets	—	0.20%
Ordinary profit to stockholders' equity	—	13.39
Net income to total assets	—	0.33
Net income to stockholders' equity	—	22.49

Notes: 1. Ordinary profit (net income) to total assets = Ordinary profit (net income) / Average balance of total assets excluding customers' liabilities for acceptances and guarantees × 100

2. Ordinary profit (net income) to stockholders' equity = (Ordinary profit (net income) – Preferred dividends) / {(Stockholders' equity at beginning of the fiscal year – Number of shares of preferred stock outstanding at beginning of the fiscal year × Issue price) + (Stockholders' equity at end of the fiscal year – Number of shares of preferred stock outstanding at end of the fiscal year × Issue price)} divided by 2 × 100

3. Figures for 2005 are not shown due to ordinary loss (net loss).

Yield/Interest Rate

Year ended March 31	Percentage 2005	2004
Domestic operations		
Interest-earning assets (A)	**1.45%**	1.45%
Interest-bearing liabilities (B)	**0.84**	0.83
(A) - (B)	**0.61**	0.62
International operations		
Interest-earning assets (A)	**2.60%**	3.10%
Interest-bearing liabilities (B)	**2.57**	2.38
(A) - (B)	**0.03**	0.72
Total		
Interest-earning assets (A)	**1.66%**	1.71%
Interest-bearing liabilities (B)	**1.12**	1.07
(A) - (B)	**0.54**	0.64

Loan-Deposit Ratio

March 31	Millions of yen 2005	2004
Domestic operations		
Loan amount (A)	**¥45,975,351**	¥47,272,518
Deposit amount (B)	**58,896,881**	57,323,318
Loan-deposit ratio (%)		
(A) / (B)	**78.06%**	82.46%
Ratio by average balance for the fiscal year	**80.27**	88.84
International operations		
Loan amount (A)	**¥ 4,092,234**	¥ 3,537,625
Deposit amount (B)	**6,694,746**	6,333,453
Loan-deposit ratio (%)		
(A) / (B)	**61.12%**	55.85%
Ratio by average balance for the fiscal year	**57.64**	65.64
Total		
Loan amount (A)	**¥50,067,586**	¥50,810,144
Deposit amount (B)	**65,591,627**	63,656,771
Loan-deposit ratio (%)		
(A) / (B)	**76.33%**	79.81%
Ratio by average balance for the fiscal year	**77.89**	86.71

Note: Deposits include negotiable certificates of deposit.

Securities-Deposit Ratio

March 31	Millions of yen 2005	2004
Domestic operations		
Securities amount (A)	**¥20,257,723**	¥20,476,601
Deposit amount (B)	**58,896,881**	57,323,318
Securities-deposit ratio (%)		
(A) / (B)	**34.39%**	35.72%
Ratio by average balance for the fiscal year	**32.69**	32.73
International operations		
Securities amount (A)	**¥ 3,418,972**	¥ 6,115,982
Deposit amount (B)	**6,694,746**	6,333,453
Securities-deposit ratio (%)		
(A) / (B)	**51.06%**	96.56%
Ratio by average balance for the fiscal year	**67.36**	90.83
Total		
Securities amount (A)	**¥23,676,696**	¥26,592,584
Deposit amount (B)	**65,591,627**	63,656,771
Securities-deposit ratio (%)		
(A) / (B)	**36.09%**	41.77%
Ratio by average balance for the fiscal year	**36.33**	38.07

Note: Deposits include negotiable certificates of deposit.

Capital (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Changes in Number of Shares Outstanding and Capital Stock

	Thousands of shares		Millions of yen			
	Number of shares outstanding		Capital stock		Capital reserve	
	Changes	Balances	Changes	Balances	Changes	Balances
March 30, 2001	(383)	416	¥ (19,169)	¥ 20,831	¥ 4,881	¥ 4,881
June 28, 2001	—	416	—	20,831	(4,881)	0
March 13, 2003	1,245	1,661	32,121	52,952	32,121	32,121
March 14, 2003	1,080	2,741	27,864	80,816	27,864	59,985
March 17, 2003	53,037	55,778	479,169	559,985	819,708	879,693
April 1, 2004	—	55,778	—	559,985	(220,966)	658,726
September 21, 2004	0	55,778	—	559,985	246,205	904,932
March 30, 2005	70	55,848	105,001	664,986	105,001	1,009,933
April 1, 2004 — March 31, 2005	264	56,112	—	664,986	—	1,009,933

Remarks:

March 30, 2001: Pursuant to the resolution of the Extraordinary General Meeting of Shareholders held on February 26, 2001, the former Wakashio Bank retired 383,380 shares after acquisition without compensation in order to reduce capital and write off losses carried forward from the previous fiscal year. The difference between the amount of capital reduction and the amount of losses written off is included in "Capital reserve" as gain on capital reduction.

June 28, 2001: Compensation for the deficit

March 13, 2003: Allotment to third parties:
Common stock: 1,245 thousand shares
Issue price: ¥51,600
Capitalization: ¥25,800

March 14, 2003: Allotment to third parties:
Common stock: 1,080 thousand shares
Issue price: ¥51,600
Capitalization: ¥25,800

March 17, 2003: Merger with Sumitomo Mitsui Banking Corporation (merger ratio: 1-to-0.007)

April 1, 2004: Reduction in capital stock due to a corporate split resulting from the spin-off of certain subsidiaries.

September 21, 2004: Exchange of stock due to a restructuring of Group companies

March 30, 2005: Allotment to third parties:
Preferred stock (1st series Type 6): 70 thousand shares
Issue price: ¥3,000,000
Capitalization: ¥1,500,000

April 1, 2004 — March 31, 2005: Conversion of 32 thousand shares of preferred stock (Type 1) and 105 thousand shares of preferred stock (Type 3) to 401 thousand shares of common stock

The following table shows total number of shares issued and outstanding, capital stock, and capital reserve of the former SMBC for the period up to March 16, 2003.

	Thousands of shares		Millions of yen			
	Number of shares outstanding		Capital stock		Capital reserve	
	Changes	Balances	Changes	Balances	Changes	Balances
April 2, 2001	3,273,423	6,581,485	¥523,851	¥1,276,700	¥991,326	¥1,634,407
March 9, 2002	—	6,581,485	—	1,276,700	(357,614)	1,276,792
March 15, 2002	—	6,581,485	—	1,276,700	11	1,276,804
April 1, 2001 — March 31, 2002	91,324	6,672,810	50,045	1,326,746	49,954	1,326,758
April 1, 2001 — March 31, 2002	3,614	6,676,424	—	1,326,746	—	1,326,758
February 3, 2003	—	6,676,424	(494,100)	832,646	—	1,326,758
February 5, 2003	313,556	6,989,980	—	832,646	94,680	1,421,438
February 12, 2003	454,078	7,444,059	75,377	908,023	74,922	1,496,361
March 13, 2003	961,538	8,405,597	149,999	1,058,023	149,999	1,646,361

Remarks:

April 2, 2001:	Merger with The Sakura Bank, Limited (merger ratio: 1-to-0.6)
March 9, 2002:	Withdrawal from capital reserve pursuant to Article 289-2 of the Commercial Code and Article 18-2 of the Banking Law
March 15, 2002:	Merger with SMBC Property Management Service Co., Ltd., a wholly owned subsidiary of the former SMBC
April 1, 2001 — March 31, 2002:	Conversion of convertible bonds into common stock
April 1, 2001 — March 31, 2002:	Conversion of preferred stock into common stock
February 3, 2003:	Reduction in capital stock due to a corporate split for the transfer of management business to the wholly owned parent company, Sumitomo Mitsui Financial Group, Inc.
February 5, 2003:	Increase in capital reserve due to conversion of SMBC Guarantee Co., Ltd. into a wholly owned subsidiary through an exchange of stock.
February 12, 2003:	Allotment to third parties: Common stock: 454,078 thousand shares Issue price: ¥331 Capitalization: ¥166
March 13, 2003:	Allotment to third parties: Common stock: 961,538 thousand shares Issue price: ¥312 Capitalization: ¥156

Total Outstanding Shares

March 31, 2005	Number of shares issued
Common stock	55,212,947
Preferred stock (Type 1)	35,000
Preferred stock (Type 2)	100,000
Preferred stock (Type 3)	695,000
Preferred stock (1st series Type 6)	70,001
Total	56,112,948

Note: The shares above are not listed on any stock exchange.

Number of Voting Rights

Total Outstanding Shares

	Number of shares		Number of voting rights
Number of shares of nonvoting stock	Preferred stock	900,001	—
Number of shares of voting stock with restriction (Treasury stock, etc.)		—	—
Number of shares of voting stock with restriction (Others)		—	—
Voting stock (Treasury stock, etc.)		—	—
Voting stock (Others)	Common stock	55,212,947	55,212,947
Fractional shares		—	—
Total outstanding shares		56,112,948	—
Total voting rights		—	55,212,947

Note: The articles of incorporation concerning the fractional shares stipulate that "The bank shall not make an entry of any share which is less than one share, whether in writing or digital record, as a fractional share in any register of fractional shares."

Treasury stock, etc.

There are no corresponding items.

Principal Shareholders

a. Common Stock

March 31, 2005 Shareholder	Number of shares	Percentage of shares outstanding
Sumitomo Mitsui Financial Group, Inc.	55,212,947	100.00%

b. Preferred Stock (Type 1)

March 31, 2005 Shareholder	Number of shares	Percentage of shares outstanding
Sumitomo Mitsui Financial Group, Inc.	35,000	100.00%

c. Preferred Stock (Type 2)

March 31, 2005 Shareholder	Number of shares	Percentage of shares outstanding
Sumitomo Mitsui Financial Group, Inc.	100,000	100.00%

d. Preferred Stock (Type 3)

March 31, 2005 Shareholder	Number of shares	Percentage of shares outstanding
Sumitomo Mitsui Financial Group, Inc.	695,000	100.00%

e. Preferred Stock (1st series Type 6)

March 31, 2005 Shareholder	Number of shares	Percentage of shares outstanding
Sumitomo Mitsui Financial Group, Inc.	70,001	100.00%

Others (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Employees

March 31	2005	2004	2003
Number of employees	**21,020**	22,348	24,024
Average age (years–months)	**39–0**	38–9	38–8
Average length of employment (years–months)	**16–11**	16–8	16–8
Average monthly salary (thousands of yen)	**¥494**	¥496	¥508

Notes: 1. Figures as of March 31, 2003, include those of the former SMBC for the period from April 1, 2002 to March 16, 2003.
2. Temporary, part-time, and overseas local staff are excluded from the above calculations.
3. "Average monthly salary" includes overtime pay in March but excludes bonus.
4. Employees are required to retire at the end of the month when they reach 60.

Number of Offices

March 31	2005	2004	2003
Domestic network:			
Main offices and branches	**472**	482	468
Subbranches	**133**	132	100
Agency	**—**	—	2
Overseas network:			
Branches	**17**	20	20
Subbranches	**3**	3	3
Representative offices	**15**	14	14
Total	**640**	651	607

Note: "Main offices and branches" includes International Business Operations Dept. (2005, 2 branches; 2004, 2 branches; 2003, 2 branches), specialized deposit account branch (2005, 28 branches; 2004, 28 branches; 2003, 28 branches) and ATM administration branch (2005, 17 branches; 2004, 17 branch; 2003, 1 branch).

Number of Automated Service Centers

March 31	2005	2004	2003
Automated service centers	**20,580**	17,877	14,572

Domestic Exchange Transactions

	Millions of yen		
Year ended March 31	2005	2004	2003
Exchange for remittance:			
Destined for various parts of the country:			
Number of accounts (thousands)	**391,059**	358,035	368,430
Amount	**¥ 627,550,374**	¥ 613,885,514	¥ 664,425,453
Received from various parts of the country:			
Number of accounts (thousands)	**269,543**	281,410	279,228
Amount	**¥ 683,691,666**	¥ 721,215,425	¥ 717,489,853
Collection:			
Destined for various parts of the country:			
Number of accounts (thousands)	**4,118**	4,297	5,095
Amount	**¥ 10,365,156**	¥ 10,655,556	¥ 12,620,267
Received from various parts of the country:			
Number of accounts (thousands)	**1,441**	1,535	3,987
Amount	**¥ 5,764,683**	¥ 4,138,169	¥ 6,513,720
Total	**¥1,327,371,880**	¥1,349,894,665	¥1,401,049,294

Note: Figures for the year ended March 31, 2003, include those of the former SMBC for the period from April 1, 2002 to March 16, 2003.

Foreign Exchange Transactions

Year ended March 31	Millions of U.S. dollars 2005	2004	2003
Outward exchanges:			
Foreign bills sold	**$ 621,165**	$ 459,458	$ 545,156
Foreign bills bought	**247,970**	153,098	122,309
Incoming exchanges:			
Foreign bills payable	**$ 480,880**	$ 395,277	$ 548,607
Foreign bills receivable	**24,987**	19,143	21,684
Total	**$1,375,004**	$1,026,977	$1,237,757

Notes: 1. Figures for the year ended March 31, 2003, include those of the former SMBC for the period from April 1, 2002 to March 16, 2003.
2. The figures above include foreign exchange transactions by overseas branches.

Breakdown of Collateral for Customers' Liabilities for Acceptances and Guarantees

March 31	Millions of yen 2005	2004	2003
Securities	**¥ 17,619**	¥ 24,086	¥ 14,376
Commercial claims	**16,966**	25,168	29,253
Commercial goods	**11,362**	10,689	13,464
Real estate	**35,792**	33,579	178,806
Others	**30,420**	15,837	13,225
Subtotal	**¥ 112,162**	¥ 109,361	¥ 249,125
Guaranteed	**481,552**	368,604	636,661
Unsecured	**3,709,432**	3,608,998	3,530,504
Total	**¥4,303,148**	¥4,086,964	¥4,416,292

Trust Assets and Liabilities (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Statement of Trust Assets and Liabilities

March 31	Millions of yen	
	2005	2004
Assets:		
Loans and bills discounted	**¥ 9,780**	¥ 10,000
Loans on deeds	**9,780**	10,000
Securities	**81,840**	4,645
Japanese government bonds	**34,510**	4,645
Foreign securities	**47,329**	—
Securities held in custody accounts	**34,166**	—
Monetary claims	**600,618**	378,710
Monetary claims for housing loans	**160,074**	—
Other monetary claims	**440,543**	378,710
Other claims	**315**	0
Due from banking account	**50,457**	36,032
Total assets	**¥777,177**	¥429,388
Liabilities:		
Money trusts	**¥101,323**	¥ 17,007
Security trusts	**34,166**	—
Monetary claims trusts	**480,147**	371,476
Composite trusts	**161,539**	40,904
Total liabilities	**¥777,177**	¥429,388

Notes: 1. Amounts less than one million yen have been omitted.
2. SMBC has no co-operative trusts under other trust bank's administration as of year-end.
3. SMBC does not deal with any trusts with principal indemnification.

Year-End Balance of Money Trusts and Others

March 31	Millions of yen	
	2005	2004
Money trusts	**¥101,323**	¥17,007
Pension trusts	**—**	—
Asset formation benefit trusts	**—**	—
Loan trusts	**—**	—
Total	**¥101,323**	¥17,007

Note: Money trusts and others include money trusts, pension trusts, asset formation benefit trusts and loan trusts.

Year-End Balance of Trusts with Principal Indemnification

There are no corresponding items.

Risk-Monitored Loans Related with Trusts with Principal Indemnification

There are no corresponding items.

Balance of Principal Amounts of Money Trusts and Loan Trusts, Classified by Maturity

March 31	Millions of yen	
	2005	2004
Money trusts:		
Less than one year	**¥10,928**	¥11,834
One — two years	**7,622**	527
Two — five years	**38,436**	4,600
Five years and more	**38,192**	—
No designated term	**—**	—
Total	**¥95,179**	¥16,962
Loan trusts:		
Less than one year	**¥ —**	¥ —
One — two years	**—**	—
Two — five years	**—**	—
Five years and more	**—**	—
No designated term	**—**	—
Total	**¥ —**	¥ —

Year-End Balance of Money Trusts and Others

March 31	Millions of yen 2005	2004
Money trusts:		
Loans and bills discounted	¥ 9,780	¥10,000
Securities	81,840	4,645
Subtotal	¥91,620	¥14,645
Pension trusts:		
Loans and bills discounted	¥ —	¥ —
Securities	—	—
Subtotal	¥ —	¥ —
Asset formation benefit trusts:		
Loans and bills discounted	¥ —	¥ —
Securities	—	—
Subtotal	¥ —	¥ —
Loan trusts:		
Loans and bills discounted	¥ —	¥ —
Securities	—	—
Subtotal	¥ —	¥ —
Total of loans and bills discounted	¥ 9,780	¥10,000
Total of securities	¥81,840	¥ 4,645
Total	¥91,620	¥14,645

Year-End Balance of Loans and Bills Discounted

March 31	Millions of yen 2005	2004
Loans on deeds	¥9,780	¥10,000
Loans on notes	—	—
Bills discounted	—	—
Total	¥9,780	¥10,000

Year-End Balance of Loans and Bills Discounted, Classified by Maturity

March 31	Millions of yen 2005	2004
Loans and bills discounted		
One year or less	¥1,480	¥ 7,000
One — three years	4,300	—
Three — five years	4,000	3,000
Five — seven years	—	—
More than seven years	—	—
Total	¥9,780	¥10,000

Balance of Loan Collateral

March 31	Millions of yen 2005	2004
Securities	¥ —	¥ —
Commercial claims	—	—
Real estate	—	—
Factory	—	—
Fund	—	—
Ships and vessels	—	—
Others	—	—
Subtotal	¥ —	¥ —
Guaranteed	¥3,000	¥ 3,000
Unsecured	6,780	7,000
Total	¥9,780	¥10,000

Balance of Loans and Bills Discounted, Classified by Purpose

March 31	2005 Millions of yen	2005 Percentage	2004 Millions of yen	2004 Percentage
Funds for capital investment	**¥7,000**	**71.57%**	¥ 3,000	30.00%
Funds for working capital	**2,780**	**28.43**	7,000	70.00
Total	**¥9,780**	**100.00%**	¥10,000	100.00%

Breakdown of Loan Portfolio, Classified by Industry

March 31	2005 Millions of yen	2005 Percentage	2004 Millions of yen	2004 Percentage
Manufacturing	**¥4,000**	**40.90%**	¥ 3,500	35.00%
Agriculture, forestry, fisheries and mining	—	—	—	—
Construction	—	—	—	—
Transportation, communications and public enterprises	**4,780**	**48.88**	6,500	65.00
Wholesale and retail	**1,000**	**10.22**	—	—
Finance and insurance	—	—	—	—
Real estate	—	—	—	—
Services	—	—	—	—
Municipalities	—	—	—	—
Others	—	—	—	—
Total	**¥9,780**	**100.00%**	¥10,000	100.00%

Loans to Individuals/Small and Medium-Sized Corporations

Balance of Loans

March 31	Millions of yen 2005	Millions of yen 2004
Total to individuals, and small and medium-sized corporations (A)	**¥4,780**	¥ 4,500
Total loans (B)	**9,780**	10,000
(A) / (B)	**48.87%**	45.00%

Number of Loans Lent

March 31	Number of loans 2005	Number of loans 2004
Total to individuals, and small and medium-sized corporations (C)	**4**	2
Total loans (D)	**6**	4
(C) / (D)	**66.66%**	50.00%

Note: Small and medium-sized corporations are individuals or companies with capital stock of ¥300 million or less, or an operating staff of 300 or fewer employees. (Exceptions to these capital stock and staff restrictions include wholesalers: ¥100 million, 100 employees; retailers: ¥50 million, 50 employees; and service industry companies: ¥50 million, 100 employees.)

Year-End Balance of Securities Related with Money Trusts and Others

March 31	2005 Millions of yen	2005 Percentage	2004 Millions of yen	2004 Percentage
Japanese government bonds	**¥34,510**	**42.17%**	¥4,645	100.00%
Japanese local government bonds	—	—	—	—
Short-term Japanese corporate bonds	—	—	—	—
Japanese corporate bonds	—	—	—	—
Japanese stocks	—	—	—	—
Others	**47,329**	**57.83**	—	—
Total	**¥81,840**	**100.00%**	¥4,645	100.00%

Corporate Data

Sumitomo Mitsui Financial Group, Inc.

■ Board of Directors, Corporate Auditors, and Executive Officers (as of June 29, 2005)

BOARD OF DIRECTORS

Masayuki Oku
Chairman of the Board and Representative Director

Teisuke Kitayama
President and Representative Director

Morio Kusunoki
Deputy President and Representative Director,
Audit Dept.

Masahide Hirasawa
Director,
General Affairs Dept., Human Resources Dept.,
Corporate Risk Management Dept.

Shigeru Nishiyama
Director

Junji Tanehashi
Director,
Public Relations Dept., Corporate Planning Dept.,
Financial Accounting Dept., Subsidiaries & Affiliates Dept.

Yoshiaki Yamauchi
Director (outside)

Yoichiro Yamakawa
Director (outside)

CORPORATE AUDITORS

Koji Ishida
Corporate Auditor

Sadao Kobayashi
Corporate Auditor

Katsuya Onishi
Corporate Auditor (outside)

Hiroshi Araki
Corporate Auditor (outside)

Ikuo Uno
Corporate Auditor (outside)

EXECUTIVE OFFICERS

Koichi Tsukihara
Deputy President,
Consumer Business Planning Dept.

Yasuyuki Kimoto
Senior Managing Director,
IT Planning Dept.,
Investor Relations Dept., Corporate Risk Management Dept.

■ SMFG Organization (as of June 30, 2005)



Shareholders' Meeting
Board of Directors
Auditing Committee
Risk Management Committee
Compensation Committee
Nominating Committee
Corporate Auditors/ Board of Corporate Auditors
Office of Corporate Auditors
Group Strategy Committee
Management Committee
Public Relations Dept.
Corporate Planning Dept.
Investor Relations Dept.
Financial Accounting Dept.
Subsidiaries & Affiliates Dept.
Consumer Business Planning Dept.
IT Planning Dept.
General Affairs Dept.
Human Resources Dept.
Corporate Risk Management Dept.
Audit Dept.

Sumitomo Mitsui Banking Corporation

■ Board of Directors, Corporate Auditors, and Executive Officers (as of June 29, 2005)

BOARD OF DIRECTORS

Chairman of the Board

Teisuke Kitayama

President

Masayuki Oku*

Deputy Presidents

Koichi Tsukihara*
Head of Consumer Banking Unit, Operations Planning Dept., Operations Support Dept.

Masahide Hirasawa*
General Affairs Dept., Human Resources Dept., Human Resources Development Dept., Administrative Services Dept., Corporate Research Dept., Legal Dept., Customer Relations Dept.

Mitsuaki Yahagi*
Head of Corporate Banking Unit

Senior Managing Directors

Yasuyuki Kimoto*
Corporate Risk Management Dept., Credit Planning Dept., Credit Risk Management Dept., IT Planning Dept., Electronic Commerce Banking Dept., Trust Services Dept., Director of The Japan Research Institute

Kenjiro Nakano*
Head of Middle Market Banking Unit

Shigeru Nishiyama*
Credit Administration Dept., Credit Dept. II, Corporate Banking Unit

Hitoshi Yoshimatsu*
Head of International Banking Unit, Head of Treasury Unit, Head of Asia Pacific Division

Managing Directors

Shigenobu Aikyo*
Head of Investment Banking Unit

Osamu Endo*
Internal Audit Dept., Credit Review Dept.

Directors (outside)

Yoshiaki Yamauchi

Yoichiro Yamakawa

*Executive Officers

CORPORATE AUDITORS

Yoshiyuki Nagahara

Tatsumasa Matsumoto

Katsuya Onishi

Koji Ishida

Sadao Kobayashi

EXECUTIVE OFFICERS

Managing Directors

Shuntaro Higashi
Head of Europe Division, and President of Sumitomo Mitsui Banking Corporation Europe Limited

Hiroaki Shukuzawa
Deputy Head of Middle Market Banking Unit (in charge of West Japan)

Hirosumi Tsusue
Deputy Head of Middle Market Banking Unit (in charge of East Japan)

Junji Tanehashi
Public Relations Dept., Corporate Planning Dept., Financial Accounting Dept., Subsidiaries & Affiliates Dept.

Shunji Ono
Internal Audit Dept., Credit Review Dept. (in charge of West Japan)

Kohei Katsukawa
Deputy Head of Middle Market Banking Unit (in charge of East Japan)

Kazuhisa Kishikawa
Deputy Head of Consumer Banking Unit (in charge of East Japan)

Hiroki Nishio
Human Resources Dept., Human Resources Development Dept.

Hajime Yamashita
Head of Tokyo Corporate Banking Division I

Takashi Yamaguchi
Head of Tokyo Corporate Banking Division II

Takashi Ueda
Head of Osaka Corporate Banking Division

Yoshinori Kawamura
Head of The Americas Division

Fukuzo Yasuo
Head of Nagoya Corporate Banking Division, and Head of Tokai Middle Market Banking Division

Directors

Wataru Ohara
Deputy Head of Middle Market Banking Unit
(Credit Dept. II, Middle Market Banking Unit)

Hideo Shimada
General Manager, IT Planning Dept.

Akira Kitamura
Deputy Head of Middle Market Banking Unit
(Credit Dept. I and III, Middle Market Banking Unit)

Kenji Ikeda
Head of West Japan Middle Market Banking Division III

Keiichi Ando
Deputy Head of Corporate Banking Unit
(Credit Dept. I, Corporate Banking Unit),
Credit Dept. II, Corporate Banking Unit

Takeshi Kunibe
General Manager, Corporate Planning Dept.

Tetsuya Kubo
General Manager, Planning Dept., International Banking Unit

Masami Tashiro
General Manager, Singapore Branch

Fumihiko Tanizawa
General Manager, Credit Planning Dept.

Koki Nomura
Head of East Japan Middle Market Banking Division I

Junsuke Fujii
General Manager, Human Resources Dept.

Koichi Miyata
General Manager, Planning Dept., Treasury Unit

Yasushi Terao
General Manager, Global Corporate Investment Dept.

Ryozo Yoshida
Head of West Japan Middle Market Banking Division II

Shoji Ishida
General Manager, Himeji Corporate Business Office

Satoru Nakanishi
General Manager, Tokyo Corporate Banking Dept. V

Yoshio Narukage
General Manager, Credit Dept. I, Middle Market Banking Unit

Kazumasa Hashimoto
Head of West Japan Middle Market Banking Division I

Jun Mizoguchi
General Manager, Structured Finance Dept.

Tatsuo Yamanaka
General Manager, Tokyo Corporate Banking Dept. I

Ken Kubo
Deputy Head of Consumer Banking Unit (in charge of West Japan)

Nobuo Tsukuni
Head of East Japan Middle Market Banking Division II

Makoto Nakao
General Manager, Planning Dept., Consumer Banking Unit

Keizo Umemoto
General Manager, Business Promotion Dept.,
Middle Market Banking Unit

Yoshihiko Shimizu
General Manager, Planning Dept., Middle Market Banking Unit

Koichi Danno
General Manager, Planning Dept., Investment Banking Unit

Mitsunori Watanabe
Head of East Japan Middle Market Banking Division III

Naoyuki Kawamoto
General Manager, Corporate Risk Management Dept.
and Risk Management Systems Dept.

Akifumi Imanishi
General Manager, Public Institutions Banking Dept.

Makoto Nakagawa
General Manager, M&A Advisory Services Dept.

Kozo Masaki
General Manager, Shanghai Branch

Kazuhiko Kashikura
General Manager, Internal Audit Dept.

Kazuya Jono
General Manager, Tokyo Corporate Banking Dept. II

Keiji Takamasu
Head of West Japan Middle Market Banking Division IV

Hideo Hiyama
General Manager, Hong Kong Branch

Koichi Minami
General Manager, Credit Dept. II, Middle Market Banking Unit

Tsuyoshi Isono
General Manager, Treasury Dept.

Masaya Kawabe
Head of East Japan Middle Market Banking Division IV

Yuichiro Takada
General Manager, Planning Dept., Corporate Banking Unit

Masahiko Hasumi
General Manager, Credit Dept. II, Corporate Banking Unit

Hiroshi Minoura
General Manager, Tokyo Corporate Banking Dept. III

Yujiro Ito
General Manager, General Affairs Dept.

Seiichiro Takahashi
General Manager, International Treasury Dept.

Hidetoshi Furukawa
General Manager, Bangkok Branch, Chonburi Branch,
and Ayudhya Branch

Ikuhiko Morikawa
General Manager, Mass Retail Dept.

■ SMBC Organization (as of June 30, 2005)

- Shareholders' Meeting
- Board of Directors
- Management Committee
- Corporate Auditors/ Board of Corporate Auditors
  - Office of Corporate Auditors

Internal Audit Unit

- Internal Audit Dept.
- Credit Review Dept.

Corporate Staff Unit

- Public Relations Dept.
  - Corporate Citizenship Dept.
- Corporate Planning Dept.
  - Financial Research Dept.
  - CSR Dept.
- Financial Accounting Dept.
  - Equity Portfolio Management Dept.
- Subsidiaries & Affiliates Dept.
- Corporate Risk Management Dept.
  - Risk Management Systems Dept.
- Credit Planning Dept.
- Credit Risk Management Dept.
- General Affairs Dept.
  - Operational Risk Management Dept.
  - Securities Compliance Dept.
- Human Resources Dept.
  - Training Institute
  - Counseling Dept.
- Human Resources Development Dept.

Corporate Services Unit

- Administrative Services Dept.
  - Secretariat
- IT Planning Dept.
- Operations Planning Dept.
- Operations Support Dept.
- Electronic Commerce Banking Dept.
  - Global Cash Management Dept.
- Corporate Research Dept.
- Legal Dept.
- Customer Relations Dept.
- Credit Administration Dept.
- Trust Services Dept.

Consumer Banking Unit

Planning Dept., Consumer Banking Unit	Block Consumer Business Office	Branch
Financial Consulting Dept.		Consumer Loan Promotion Office
Consumer Loan Dept.		Consumer Loan Servicing Center
Mass Retail Dept.		Private Banking Dept.
Card Loan Dept.		Direct Banking Dept.
Credit Dept., Consumer Banking Unit		Life Planning Service Dept.
		Consumer Finance Promotion Office

Middle Market Banking Unit

Planning Dept., Middle Market Banking Unit	Middle Market Banking Division	Corporate Business Office
Business Promotion Dept., Middle Market Banking Unit		Business Promotion Office
International Business Promotion Dept., Middle Market Banking Unit		Corporate Advisory Office
China Business Promotion Dept., Middle Market Banking Unit		Public Institutions Business Office
Public Institutions Banking Dept.		Business Support Office
Business Owner Banking Dept.		
Credit Dept. I–III, Middle Market Banking Unit		

Corporate Banking Unit

Planning Dept., Corporate Banking Unit	Tokyo Corporate Banking Division I	Corporate Banking Dept.
Credit Dept. I-II, Corporate Banking Unit	Tokyo Corporate Banking Division II	
	Osaka Corporate Banking Division	
	Nagoya Corporate Banking Division	

International Banking Unit

Planning Dept., International Banking Unit	Asia Pacific Division	Global Institutional Banking Dept.
IT & Business Administration Planning Dept.	The Americas Division	Global Investors Services Dept.
Planning Dept., The Americas Division	Europe Division	Global Client Business Dept.
Credit Dept., The Americas Division		Branches/Representative Offices in Asia Pacific Division
Planning Dept., Europe Division		Departments of the Americas Division
Credit Dept., Europe Division		Departments of Europe Division
Credit Dept., International Banking Unit		

Treasury Unit

- Planning Dept., Treasury Unit
- Treasury Dept.
- International Treasury Dept.
- Trading Dept.
- Treasury Marketing Dept.

Investment Banking Unit

- Planning Dept., Investment Banking Unit
  - Structured Finance Credit Dept.
  - R&D Dept.
- Syndication Dept.
- Asset Finance Dept.
- Derivatives & Financial Engineering Dept.
- Structured Finance Dept.
- Real Estate Finance Dept.
- M&A Advisory Services Dept.
- Corporate Finance Services Dept.
- Securities Marketing Dept.
- Investment Development Dept.

- Branch Service Office
- Head/Main Service Office
- Public Institutions Operations Office

Principal Subsidiaries and Affiliates (as of March 31, 2005)

All companies shown hereunder are consolidated subsidiaries or affiliates of Sumitomo Mitsui Financial Group, Inc.
Those printed in green ink are consolidated subsidiaries or affiliates of Sumitomo Mitsui Banking Corporation.

■ Principal Domestic Subsidiaries

Company Name	Issued Capital (Millions of Yen)	Percentage of SMFG's Voting Rights (%)	Percentage of SMBC's Voting Rights (%)	Established	Main Business
Sumitomo Mitsui Banking Corporation	664,986	100	—	June 6, 1996	Commercial banking
Sumitomo Mitsui Card Company, Limited*	10,000	100	—	Dec. 26, 1967	Credit card services
SMBC Leasing Company, Limited	82,600	100	—	Sept. 2, 1968	Leasing
SMBC Auto Leasing Company, Limited	4,200	0 (100)	—	Jan. 6, 1995	Leasing
The Japan Research Institute, Limited	10,000	100	—	Nov. 1, 2002	System engineering, data processing, management consulting, and economic research
SMFG Corporate Recovery Servicer Co., Ltd.	500	52	—	Nov. 5, 2003	Corporate recovery consulting and servicer
SAKURA CARD CO., Ltd.	7,438	0 (95.74)	77.78 (17.95)	Feb. 23, 1983	Credit card services
The Japan Net Bank, Limited	20,000	0 (57)	57	Sept. 19, 2000	Commercial banking
SMBC Loan Business Planning Co., Ltd.	100,010	0 (100)	100	April 1, 2004	Management support services
SMBC Loan Adviser Co., Ltd.	10	0 (100)	0 (100)	April 1, 1998	Consulting and agency services for consumer loans
SMBC Guarantee Co., Ltd.	187,720	0 (100)	0 (100)	July 14, 1976	Credit guarantee
SMBC Loan Servicer Co., Ltd.	500	0 (100)	0 (100)	July 28, 1999	Servicer
SMBC Finance Business Planning Co., Ltd.	10	0 (100)	100	April 1 2004	Management support services
SMBC Finance Service Co., Ltd.	71,705	0 (100)	0 (100)	Dec. 5, 1972	Factoring, loans and collecting agent
SMBC Business Support Co., Ltd.	10	0 (100)	0 (100)	July 1, 2004	Clerical work outsourcer
Financial Link Company, Limited	160	0 (100)	0 (100)	Sept. 29, 2000	Data processing service and e-trading consulting
SMBC Capital Co., Ltd.	2,500	0 (100)	39.80 (50.20)	Aug. 1 1995	Venture capital
SMBC Consulting Co., Ltd.	1,100	0 (100)	50 (25)	May 1 1981	Management consulting and information service
SMBC Support & Solution Co., Ltd.	10	0 (100)	100	April 1, 1996	Help desk and system support
SMBC Mortgage Co., Ltd.**	18,182	0 (53.58)	47.00 (6.58)	Oct. 14, 1983	Loans
SMBC Business Servicing Co., Ltd.	500	0 (100)	100	Mar. 1[illegible], 1999	Servicer
SMBC Friend Securities Co., Ltd.	27,270	0 (46.78)	42.18 (4.05)	Mar. 2, 1948	Securities
Sakura Information Systems Co., Ltd.	600	0 (69)	37.48 (31.51)	Nov. 29, 1972	System engineering and data processing
SAKURA KCS Corporation	2,054	0 (52.89)	25.75 (9.46)	Mar. 29, 1969	System engineering and data processing
THE MINATO BANK, LTD.	24,908	0 (50.06)	48.41 (1.58)	Sept. 6, 1949	Commercial banking
Kansai Urban Banking Corporation	32,500	0 (60.49)	44.12 (6.45)	July 1, 1922	Commercial banking
SMBC Staff Service Co., Ltd.	90	0 (100)	100	July 15, 1982	Temporary manpower service
SMBC Learning Support Co., Ltd.	10	0 (100)	100	May 27, 1998	Seminar organizer
SMBC PERSONNEL SUPPORT CO., LTD.	10	0 (100)	100	April 15, 2002	Banking clerical work
SMBC Center Service Co., Ltd.	100	0 (100)	100	Oct. 16, 1995	Banking clerical work
SMBC Delivery Service Co., Ltd.	30	0 (100)	100	Jan. 3[illegible], 1996	Banking clerical work
SMBC Green Service Co., Ltd.	30	0 (100)	100	Mar. 15, 1990	Banking clerical work
SMBC International Business Co., Ltd.	20	0 (100)	100	Sept. 28, 1983	Banking clerical work
SMBC International Operations Co., Ltd.	40	0 (100)	100	Dec. 21, 1994	Banking clerical work
SMBC Loan Business Service Co., Ltd.	70	0 (100)	100	Sept. 24, 1976	Banking clerical work
SMBC Market Service Co., Ltd.	10	0 (100)	100	Feb. 3, 2003	Banking clerical work
SMBC Loan Administration and Operations Service Co., Ltd.	10	0 (100)	100	Feb. 3, 2003	Banking clerical work
SMBC Property Research Service Co., Ltd.	30	0 (100)	100	Feb. 1, 1984	Banking clerical work

* The percentage of SMFG's voting rights in Sumitomo Mitsui Card Company became 66% on July 11, 2005, as a result of a capital alliance made between Sumitomo Mitsui Card Company and NTT DoCoMo.

** SMBC Mortgage was dissolved on June 30, 2005.

Note: Figures in parentheses ( ) in the voting rights column indicate voting rights held indirectly via subsidiaries and affiliates.

■ Principal Overseas Subsidiaries

Company Name	Country	Issued Capital	Percentage of SMFG's Voting Rights (%)	Percentage of SMBC's Voting Rights (%)	Established	Main Business
Sumitomo Mitsui Banking Corporation Europe Limited	U.K.	US$1,700 million	0 (100)	100	Mar. 5, 2003	Commercial banking
Manufacturers Bank	U.S.A.	US$80.786 million	0 (100)	100	June 26, 1962	Commercial banking
Sumitomo Mitsui Banking Corporation of Canada	Canada	C$121.870 million	0 (100)	100	April 1, 2001	Commercial banking
Banco Sumitomo Mitsui Brasileiro S.A.	Brazil	R$309.356 million	0 (100)	100	Oct. 6, 1958	Commercial banking
PT Bank Sumitomo Mitsui Indonesia	Indonesia	Rp1,502.4 billion	0 (98.29)	98.29	Aug. 22, 1989	Commercial banking
SMBC Leasing and Finance, Inc.	U.S.A.	US$1,620	0 (100)	89.69 (7.69)	Nov. 9, 1990	Leasing, investments
SMBC Capital Markets, Inc.	U.S.A.	US$100	0 (100)	99.9 (0.1)	Dec. 4, 1986	Derivatives and investments
SMBC Securities, Inc.	U.S.A.	US$100	0 (100)	90 (10)	Aug. 8, 1990	Securities, investments
SMBC Financial Services, Inc.	U.S.A.	US$300	0 (100)	100	Aug. 8, 1990	Investments, investment advisor
SMBC Cayman LC Limited *	British West Indies	US$1,375 million	0 (100)	100	Feb. 7, 2003	Credit guarantee, bond investment
Sumitomo Finance (Asia) Limited	British West Indies	US$35 million	0 (100)	100	Sept. 26, 1973	Investments
SBTC, Inc.	U.S.A.	US$1	0 (100)	100	Jan. 26, 1998	Investments
SB Treasury Company L.L.C.	U.S.A.	US$470 million	0 (100)	0 (100)	Jan. 26, 1998	Loans
SB Equity Securities (Cayman), Limited	British West Indies	¥25,000 million	0 (100)	100	Dec. 15, 1998	Finance
SFVI Limited	British Virgin Islands	US$300	0 (100)	100	July 30, 1997	Investments
Sakura Finance (Cayman) Limited	British West Indies	US$100,000	0 (100)	100	Feb. 11, 1991	Finance
Sakura Capital Funding (Cayman) Limited	British West Indies	US$100,000	0 (100)	100	July 15, 1992	Finance
Sakura Preferred Capital (Cayman) Limited	British West Indies	¥10 million	0 (100)	100	Nov. 12, 1998	Finance
SMBC International Finance N.V.	Netherlands Antilles	US$200,000	0 (100)	100	June 25, 1990	Finance
SMBC Leasing Investment LLC	U.S.A.	US$332.088 million	0 (100)	0 (100)	April 7, 2003	Investments in leasing
SMBC Capital Partners LLC	U.S.A.	US$1,000	0 (100)	100	Dec. 18, 2003	Holding and trading securities
SMBC MVI SPC	British West Indies	US$30 million	0 (100)	100	Sept. 9, 2004	Loans, buying/ selling of monetary claims
SMBC DIP Limited	British West Indies	US$10,000	0 (100)	100	Mar. 16, 2005	Loans, buying/ selling of monetary claims
SMBC Capital Markets Limited	U.K.	US$297 million	0 (100)	100	April 18, 1995	Derivatives
SMBC Derivative Products Limited	U.K.	US$300 million	0 (100)	0 (100)	April 18, 1995	Derivatives
Sumitomo Finance International plc	U.K.	£200 million	0 (100)	100	July 1, 1991	Investments
Sumitomo Mitsui Finance Dublin Limited	Ireland	US$18 million	0 (100)	100	Sept. 19, 1989	Finance
Sakura Finance Asia Limited	P.R.C.	US$65.5 million	0 (100)	100	Oct. 17, 1977	Investments
Sumitomo Mitsui Finance Australia Limited	Australia	A$156.5 million	0 (100)	100	June 29, 1984	Investments
Sakura Merchant Bank (Singapore) Limited	Singapore	S$4 million	0 (100)	100	April 18, 1990	Investments

* SMBC Cayman LC Limited, like other subsidiaries of SMBC, is a separate corporate entity with its own separate creditors and the claims of such creditors are prior to the claims of SMBC, as the direct or indirect holder of the equity in such subsidiary.

Note: Figures in parentheses ( ) in the voting rights column indicate voting rights held indirectly via subsidiaries and affiliates.

■ Principal Affiliates

Company Name	Issued Capital (Millions of Yen)	Percentage of SMFG's Voting Rights (%)	Percentage of SMBC's Voting Rights (%)	Established	Main Business
Daiwa Securities SMBC Co. Ltd.	205,600	40	—	Feb. 5, 1999	Securities
Daiwa Securities SMBC Principal Investments Co. Ltd.	2,000	0 (100)	—	Sept. 4, 2001	Investments
Daiwa SB Investments Ltd.	2,000	43.96	—	April 1, 1999	Investment advisory and investment trust management
Sumitomo Mitsui Asset Management Company, Limited	2,000	0 (17.50)	17.50	Dec. 1, 2002	Investment advisory and investment trust management
Japan Pension Navigator Co., Ltd.	4,000	0 (30)	30	Sept. 21, 2000	Operation and administration of defined contribution pension plans
QUOQ Inc.	1,000	0 (39.85)	13.75 (10.20)	April 5, 1978	Credit card services
Promise Co., Ltd.	80,737	0 (16.04)	16.04	Mar. 20, 1962	Consumer loans
At–Loan Co., Ltd.	10,912	0 (100)	49 (51)	June 8, 2000	Personal loans
SMFC Holdings (Cayman) Limited	1.5	49	—	Feb. 13, 2003	Finance
SMFG Finance (Cayman) Limited	0.01	0 [100]	—	Feb. 13, 2003	Finance

Note: Figures in parentheses ( ) in the voting rights column indicate voting rights held indirectly via subsidiaries and affiliates; the figures in square brackets [ ] refer to voting rights held by companies under the de facto control of SMBC.

International Directory (as of July 31, 2005)

Asia and Oceania

SMBC

Branches and Representative Offices

Hong Kong Branch
7th and 8th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong Special Administrative Region, The People's Republic of China
Tel: 852 (2206) 2000
Fax: 852 (2206) 2888

Shanghai Branch
30F, HSBC Tower, 101 Yin Cheng East Road, Pudong New Area, Shanghai, 200120 The People's Republic of China
Tel: 86 (21) 6841-5000
Fax: 86 (21) 6841-0144

Tianjin Branch
Room No. 1210, Tianjin International Building, No. 75 Nan Jing Lu, Tianjin, 300050 The People's Republic of China
Tel: 86 (22) 2330-6677
Fax: 86 (22) 2319-2111

Guangzhou Branch
31F, Office Tower, CITIC Plaza, 233 Tianhe North Road, Guangzhou, Guangdong 510613 The People's Republic of China
Tel: 86 (20) 8752-0168
Fax: 86 (20) 8752-0672

Suzhou Branch
10th Floor-D, Kings Tower, 1156 Bin he Road, Suzhou New District, Suzhou, Jiangsu, 215011 The People's Republic of China
Tel: 86 (512) 6825-8205
Fax: 86 (512) 6825-6121

Hangzhou Branch
23F, Golden Plaza, 118 Qing Chun Road, Xia Cheng District, Hangzhou, Zhejiang 310006 The People's Republic of China
Tel: 86 (571) 2889-1111
Fax: 86 (571) 2889-6699

Beijing Representative Office
2902, Jing Guang Centre, Hujialou, Chaoyang District, Beijing, 100020 The People's Republic of China
Tel: 86 (10) 6597-3351
Fax: 86 (10) 6597-3002

Dalian Representative Office
Senmao Building 9F, 147 Zhongshan Lu, Dalian, Liaoning 116011 The People's Republic of China
Tel: 86 (411) 8370-7873
Fax: 86 (411) 8370-7761

Chongqing Representative Office
5F, Holiday Inn Yangtze Chongqing, 15 Nan Ping Bei Lu, Chongqing, 400060 The People's Republic of China
Tel: 86 (23) 6280-3394
Fax: 86 (23) 6280-3748

Shenyang Representative Office
Room No. 606, Gloria Plaza Hotel Shenyang, No. 32 Yingbin Street, Shenhe District, Shenyang, Liaoning 110013 The People's Republic of China
Tel: 86 (24) 2252-8310
Fax: 86 (24) 2252-8769

Taipei Branch
Aurora International Building 9F, No. 2, Hsin Yi Rd. Sec. 5, Taipei, Taiwan
Tel: 886 (2) 2720-8100
Fax: 886 (2) 2720-8287

Seoul Branch
Young Poong Bldg. 7F, 33, Seorin-dong, Jongno-gu, Seoul, 110-752, Korea
Tel: 82 (2) 732-1801
Fax: 82 (2) 399-6330

Singapore Branch
3 Temasek Avenue, #06-01, Centennial Tower, Singapore 039190, The Republic of Singapore
Tel: 65-6882-0000/0001
Fax: 65-6887-0220/0330

Labuan Branch
Level 12 (B&C), Main Office Tower, Financial Park Labuan, Jalan Merdeka, 87000 Labuan, Federal Territory, Malaysia
Tel: 60 (87) 410955
Fax: 60 (87) 410959

Labuan Branch Kuala Lumpur Marketing Office
Letter Box No. 25, 29th Floor, UBN Tower, 10, Jalan P. Ramlee, 50250 Kuala Lumpur, Malaysia
Tel: 60 (3) 2026-8392
Fax: 60 (3) 2026-8395

Kuala Lumpur Representative Office
Letter Box No. 25, 29th Floor, UBN Tower, 10, Jalan P. Ramlee, 50250 Kuala Lumpur, Malaysia
Tel: 60 (3) 2026-8392
Fax: 60 (3) 2026-8395

* Jakarta Representative Office was closed on July 31, 2005.

Hanoi Representative Office
Suite 1001, 10th Floor, Hanoi Central Office Building, 44B Ly Thuong Kiet Street, Hanoi, Vietnam
Tel: 84 (4) 936-3830
Fax: 84 (4) 936-3831

Ho Chi Minh Representative Office
Unit C, 4th Floor, OSIC Building, 8 Nguyen Hue Street, District 1, Ho Chi Minh City, Vietnam
Tel: 84 (8) 8231244
Fax: 84 (8) 8231241

Yangon Representative Office
Room No. 717/718, Traders Hotel, 223 Sule Pagoda Road, Pabedan Township, Yangon, Myanmar
Tel: 95 (1) 242828 ext.7717
Fax: 95 (1) 381227

Bangkok Branch
Boon-Mitr Building, 138 Silom Road, Bangkok 10500, Thailand
Tel: 66 (2) 353-8000
Fax: 66 (2) 353-8100

Ayudhya Branch
3rd Floor, Bank of Asia Building, 5-255, Pailing, Ayudhya District, Ayudhya Province, Thailand
Tel: 66 (35) 245842
Fax: 66 (35) 212547

Chonburi Branch
6th Floor, Bangkok Bank Building, 98, Sukhumvit Road, Sriracha District, Chonburi Province, Thailand
Tel: 66 (38) 770584~7
Fax: 66 (38) 770588

Manila Representative Office
20th Floor, Rufino Pacific Tower, 6784 Ayala Avenue, Makati City, Metro Manila, The Philippines
Tel: 63 (2) 841-0098/9
Fax: 63 (2) 811-0877

Sumitomo Mitsui Finance Australia Limited
Level 40, The Chifley Tower 2, Chifley Square, Sydney, NSW 2000, Australia
Tel: 61 (2) 9376-1800
Fax: 61 (2) 9376-1863

PT Bank Sumitomo Mitsui Indonesia
Summitmas II, 10th Floor, Jl. Jendral Sudirman Kav. 61-62, Jakarta 12190, Indonesia
Tel: 62 (21) 522-7011
Fax: 62 (21) 522-7022

SMBC Metro Investment Corp.
20th Floor, Rufino Pacific Tower, 6784 Ayala Avenue, Makati City, Metro Manila, The Philippines
Tel: 63 (2) 811-0845
Fax: 63 (2) 811-0876

BSL Leasing Co., Ltd.
19th Fl. Sathorn City Tower, 175 South Sathorn Road, Bangkok, Thailand
Tel: 66 (2) 679-6161
Fax: 66 (2) 679-6160

SBCS Co., Ltd.
7th Floor Unit A3 and B5-6, Boon-Mitr Building, 138 Silom Road, Bangkok 10500, Thailand
Tel: 66 (2) 237-6295~8
Fax: 66 (2) 237-6299

SMBC Capital Markets Limited Hong Kong Branch
7th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong Special Administrative Region, The People's Republic of China
Tel: 852 (2532) 8500
Fax: 852 (2532) 8505

SMBC Leasing (Singapore) Pte. Ltd.
152 Beach Road, Gateway East #21-5, Singapore 189721
Tel: 65-6224-2955
Fax: 65-6225-3570

SMBC Leasing (Hong Kong) Limited
21st Floor, World-wide House, 2104B, 19 Des Voeux Road, Central, Hong Kong Special Administrative Region, The People's Republic of China
Tel: 852 (2523) 4155
Fax: 852 (2845) 9246

SMBC Leasing (Thailand) Co., Ltd.
19th Floor, Ramaland Building, 952 Rama IV Road, Suriyawong, Bangrak, Bangkok 10500, Thailand
Tel: 66 (2) 632-9250
Fax: 66 (2) 632-9258

SMBC Leasing (Guangzhou) Co., Ltd.
Room 1211-1212, Metro Plaza, 183, Tian He Bei Lu, Guangzhou, The People's Republic of China
Tel: 86 (20) 8755-0021
Fax: 86 (20) 8755-0422

SMBC Leasing (Malaysia) Sdn. Bhd.
Letter Box No. 58, 11th Floor, UBN Tower, 10, Jalan P. Ramlee, 50250 Kuala Lumpur, Malaysia
Tel: 60 (3) 2026-2619
Fax: 60 (3) 2026-2627

Americas

SMBC

Branches and Representative Offices

New York Branch
277 Park Avenue, New York,
NY 10172, U.S.A.
Tel: 1 (212) 224-4000
Fax: 1 (212) 593-9522

Cayman Branch
P.O. Box 694, Edward Street,
George Town, Grand Cayman,
Cayman Islands, British West Indies

Los Angeles Branch
777 South Figueroa Street,
Suite 2600, Los Angeles,
CA 90017, U.S.A.
Tel: 1 (213) 955-0800
Fax: 1 (213) 623-6832

San Francisco Branch
555 California Street, Suite 3350,
San Francisco, CA 94104, U.S.A.
Tel: 1 (415) 616-3000
Fax: 1 (415) 397-1475

SMFG Network

Manufacturers Bank
515 South Figueroa Street,
Los Angeles, CA 90071, U.S.A.
Tel: 1 (213) 489-6200
Fax: 1 (213) 489-6254

Sumitomo Mitsui Banking Corporation of Canada
Ernst & Young Tower, Toronto
Dominion Centre, Suite 1400,
P.O. Box 172, 222 Bay Street,
Toronto, Ontario M5K 1H6, Canada
Tel: 1 (416) 368-4766
Fax: 1 (416) 367-3565

Banco Sumitomo Mitsui Brasileiro S.A.
Avenida Paulista, 37,
São Paulo, Brazil
Tel: 55 (11) 3178-8000
Fax: 55 (11) 3289-1668

SMBC Capital Markets, Inc.
277 Park Avenue, New York,
NY 10172, U.S.A.
Tel: 1 (212) 224-5100
Fax: 1 (212) 224-5181

SMBC Leasing and Finance, Inc.
277 Park Avenue, New York,
NY 10172, U.S.A.
Tel: 1 (212) 224-5210
Fax: 1 (212) 224-5222

SMBC Securities, Inc.
277 Park Avenue, New York,
NY 10172, U.S.A.
Tel: 1 (212) 224-5300
Fax: 1 (212) 224-5333

SFVI Limited
P.O. Box 961,
30 De Castro Street,
Road Town, Tortola,
British Virgin Islands

Sumitomo Finance (Asia) Limited
P.O. Box 694, Edward Street,
George Town, Grand Cayman,
Cayman Islands

JRI America, Inc.
277 Park Avenue, New York,
NY 10172, U.S.A.
Tel: 1 (212) 224-4200
Fax: 1 (212) 224-4611

Europe, Middle-East, and Africa

SMBC

Branches and Representative Offices

Düsseldorf Branch
Prinzenallee 7, 40549 Düsseldorf,
Federal Republic of Germany
Tel: 49 (211) 3619223
Fax: 49 (211) 3619236

Brussels Branch
Avenue des Arts, 58, Bte. 18,
1000 Brussels, Belgium
Tel: 32 (2) 551-5000
Fax: 32 (2) 513-4100

Madrid Representative Office
Serrano 16, 28001 Madrid, Spain
Tel: 34 (91) 576-6196
Fax: 34 (91) 577-7525

Bahrain Representative Office
No. 406 & 407 (Entrance 3, 4th Floor)
Manama Centre, Government Road,
Manama, State of Bahrain
Tel: 973-1722-3211
Fax: 973-1722-4424

Tehran Representative Office
4th Floor, 80 Nezami Gangavi
Street, Vali-e-Asr Avenue, Tehran
14348, Islamic Republic of Iran
Tel: 98 (21) 8879-4586
Fax: 98 (21) 8879-4569

Cairo Representative Office
Flat No. 6, 14th Fl., 3 Ibn
Kasir Street, Cornish El Nile,
Giza, Arab Republic of Egypt
Tel: 20 (2) 761-7657
Fax: 20 (2) 761-7658

Johannesburg Representative Office
Suite No. 2, Ground Floor,
Gleneagles Building, Fairway Office
Park, 52 Grosvenor Road,
Bryanston, Sandton, South Africa
Tel: 27 (11) 706-8675
Fax: 27 (11) 706-4927

SMFG Network

Sumitomo Mitsui Banking Corporation Europe Limited
Temple Court, 11 Queen Victoria
Street, London EC4N 4TA, U.K.
Tel: 44 (20) 7786-1000
Fax: 44 (20) 7236-0049

Sumitomo Mitsui Banking Corporation Europe Limited Paris Branch
20, Rue de la Ville l'Evêque,
75008 Paris, France
Tel: 33 (1) 44 (71) 40-00
Fax: 33 (1) 44 (71) 40-50

Sumitomo Mitsui Finance Dublin Limited
La Touche House, International
Financial Services Centre, Custom
House Docks, Dublin 1, Ireland
Tel: 353 (1) 670-0066
Fax: 353 (1) 670-0353

SMBC Capital Markets Limited
Temple Court, 11 Queen Victoria
Street, London EC4N 4TA, U.K.
Tel: 44 (20) 7786-1400
Fax: 44 (20) 7248-5905

SMBC Derivative Products Limited
Temple Court, 11 Queen Victoria
Street, London EC4N 4TA, U.K.
Tel: 44 (20) 7786-1400
Fax: 44 (20) 7248-5905

Sumitomo Finance International plc
Temple Court, 11 Queen Victoria
Street, London EC4N 4UQ, U.K.
Tel: 44 (20) 7842-3000
Fax: 44 (20) 7842-3090

JRI Europe, Limited
Market Towers,
1 Nine Elms Lane,
London SW8 5NQ, U.K.
Tel: 44 (20) 7819-6200
Fax: 44 (20) 7819-6249

SMFG Website

The SMFG website contains the latest information regarding Group businesses and investor relations, as well as news releases and important financial data

● http://www.smfg.co.jp/english/



SMFG SUMITOMO MITSUI FINANCIAL GROUP
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Updated July 22, 2005
SMFG SUMITOMO MITSUI FINANCIAL GROUP
SMBC
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Daiwa Securities SMBC
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2005.5.24 Financial Results for FY 2004 Ended March 31, 2005 announced
2005.2.28 Revision of Earnings and Dividends Forecasts for FY 2004 Ending March 31, 2005
2005.2.25 Interim Financial Report FY2004 published
2005.1.31 Financial Results for the Third Quarter Ended December 31, 2004 announced
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2005.7.22 PM 5:00 Administrative Order Issued by Japanese Financial Services Agency
2005.7.8 PM 4:00 Notice regarding Determination of Initial Conversion Price of Type 2 Preferred Stock
2005.6.15 PM 5:00 Capital alliance of Sumitomo Mitsui Card Co., Ltd.
2005.6.10 PM 6:28 Sumitomo Mitsui Financial Group Announces Financial Assistance to Fujita Corporation
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